



Metropolitan Bank Holding

Since 1999

MCB LISTED NYSE

2025 Notice and Proxy Statement



&

2024 Annual Report

About Metropolitan Commercial Bank

Metropolitan Commercial Bank (the "Bank" or "MCB") is a New York City based full-service commercial bank. The Bank provides a broad range of business, commercial and personal banking products and services to individuals, small businesses, private and public middle-market and corporate enterprises and institutions, municipalities and local government entities.

Metropolitan Commercial Bank was named one of Newsweek's Best Regional Banks in 2024 and 2025. The Bank was ranked by Independent Community Bankers of America among the top ten successful loan producers for 2024 by loan category and asset size for commercial banks with more than $1 billion in assets. Kroll affirmed a BBB+ (investment grade) deposit rating on January 29, 2025. For the fourth time, MCB has earned a place in the Piper Sandler Bank Sm-All Stars Class of 2024.

Metropolitan Commercial Bank operates banking centers and private client offices in Manhattan and Boro Park, Brooklyn, within New York City, as well as in Great Neck on Long Island, New York.

The Bank is a New York State chartered commercial bank, a member of the Federal Reserve System and the Federal Deposit Insurance Corporation, and an equal housing lender. The parent company of Metropolitan Commercial Bank is Metropolitan Bank Holding Corp. (NYSE: MCB).

For more information, please visit the Bank's website at MCBankNY.com.

Dear fellow stockholders:



Mark R. DeFazio
Founder, President and CEO
Metropolitan Bank Holding Corp.

Throughout 2024, Metropolitan Commercial Bank focused on strengthening its foundation and driving sustainable, long-term growth. Over the past year, we took decisive steps to position the Bank for the future, ensuring that we remain a trusted financial partner to our clients while delivering value to our stockholders.

This year was about execution—making tough but strategic decisions that strengthened our competitive position. The successful wind-down of our Banking-as-a-Service (BaaS) business allowed us to reduce exposure to evolving risks and concentrate on our core strength: relationship-driven commercial banking. At the same time, our ongoing digital transformation initiatives are reshaping the way we operate—enhancing efficiency, resilience, and innovation while improving the client experience with streamlined services, greater accessibility, and increased agility.

Strength in Strategy

We have always stood apart because of our disciplined approach to banking. We don't chase trends—we build a business that withstands uncertainty and seizes opportunity. Our financial performance in 2024 reflects this strategy: disciplined risk management, a strong balance sheet, and a steadfast commitment to delivering consistent profitability. We grew net interest income, maintained exceptional credit quality, and solidified our position as a leader in commercial banking.

25 Years of Commitment

This year also marked an important milestone—25 years since we opened our doors. We have built this Bank one client at a time, earning the trust of businesses and individuals who rely on us for financial expertise, strategic guidance, and banking solutions tailored to their needs. That trust is the foundation of everything we do. It's why we continue to invest in technology, talent, and services that enhance our clients' success and strengthen the communities we serve.

Looking Ahead

With 2025 well underway, we are positioned to build on our strengths. The financial industry will always present challenges—whether from regulatory changes, economic shifts, or market volatility—but our history has proven that we don't just navigate change; we turn it into opportunity. We will continue to grow responsibly, safeguard our institution with disciplined risk management, and keep our clients and communities at the heart of everything we do. Our focus is clear: driving strong, sustainable performance while reinforcing the values that have defined us since day one.

To our stockholders, Board of Directors, clients, employees, and regulatory partners—thank you. Your trust and confidence drive us as we build a stronger, more resilient Metropolitan Commercial Bank.

Sincerely,

Mark R. DeFazio
Founder, President and Chief Executive Officer
Metropolitan Bank Holding Corp.

This letter contains forward-looking statements. Please see the section titled "Forward-Looking Statements" beginning on page 3 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which is part of this Annual Report to Stockholders, for important cautionary language regarding these statements.

Directors & Officers

Board of Directors

William Reinhardt
Chairman of the Board
Metropolitan Bank Holding Corp.
Senior Director
Alvarez & Marsal

Mark R. DeFazio
Founder, President and CEO
Metropolitan Bank Holding Corp.

Anthony J. Fabiano
*Former Executive Vice President
and Chief Financial Officer*
Metropolitan Commercial Bank

Dale C. Fredston
*Former Executive Vice President
and General Counsel*
Sterling National Bank
and Sterling Bancorp

David J. Gold
Partner
AdvisIRy Partners Group LLC

Harvey M. Gutman
President and Founder
Brookside Advisors, LLC

Terence J. Mitchell
*Former Executive Vice President
and Chief Retail Officer*
Dime Community Bank

Chaya Pamula
*Co-founder, Founder,
President and CEO*
Pam Ten Inc.
Founder
SHETEK and SOFKIN

Robert C. Patent
President
Colby Capital Corporation

Maria Fiorini Ramirez
President, CEO and Founder
Maria Fiorini Ramirez, Inc.

Katrina Robinson
CEO, Cone Marshall Group
CEO, Teton Trust Company LLC

George J. Wolf Jr.
Former Managing Director
Aon Risk Solutions

Executive Officers

Mark R. DeFazio
Founder, President and CEO

Dixiana M. Berrios
*Executive Vice President
and Chief Operating Officer*

Laura Capra
*Executive Vice President
and Head of Retail Banking*

Daniel F. Dougherty
*Executive Vice President
and Chief Financial Officer*

Frederik F. Erikson
*Executive Vice President
and General Counsel*

Scott Lublin
*Executive Vice President
and Chief Lending Officer*

Nick Rosenberg
*Executive Vice President
and Chief Business
Development Officer*

Gregory Gaare
*Senior Vice President
and Chief Risk Officer*

Norman Scott
*Senior Vice President
and Chief Credit Officer*

Metropolitan Bank Holding Corp.
99 Park Avenue, 12th Floor
New York, New York 10016
(212) 659-0600
MCBankNY.com

Metropolitan Bank Holding
Since 1999

MCB
LISTED
NYSE

Letter from Our Chief Executive Officer

Dear Stockholder:

On behalf of our Board of Directors, we cordially invite you to attend the Annual Meeting of Stockholders (the "Annual Meeting") of Metropolitan Bank Holding Corp. (the "Company"). The Annual Meeting will be held on Wednesday, May 28, 2025 at 9:00 a.m., Eastern Time. We are holding our Annual Meeting in a virtual meeting format once again this year to ensure expanded access, improved communication and cost savings for our stockholders. Your attendance at the Annual Meeting is important to us, and we have provided detailed instructions for voting your shares, virtually attending and participating at the Annual Meeting starting on page 69 of this proxy statement (this "Proxy Statement").

The enclosed Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted at the Annual Meeting. The Company's Annual Report to Stockholders, which contains detailed information concerning our activities and operating performance, is also enclosed for your review. We encourage you to read both this Proxy Statement and the Annual Report carefully prior to voting your shares and attending the annual meeting. With our unique position as a mid-sized commercial bank head-quartered in New York City, we see a great deal of potential to drive long-term value for our stockholders. The Board of Directors is regularly engaged with our management team to advise and challenge them toward better outcomes for you, our valued stockholder.

You will be asked to vote on the following items at the Annual Meeting:

1. the election of four directors;
2. a non-binding advisory proposal to approve the compensation of our Named Executive Officers for 2024 (the "Say-on-Pay" proposal);
3. the ratification of the appointment of Crowe LLP as our independent registered public accounting firm for the year ending December 31, 2025; and
4. the approval of an amendment to the Amended and Restated Metropolitan Bank Holding Corp. 2022 Equity Incentive Plan (the "Equity Incentive Plan Amendment").

The Board of Directors unanimously recommends a vote "**FOR**" each of the director nominees, approval of the Say-on-Pay proposal, the ratification of our independent registered public accounting firm, and the approval of the Equity Incentive Plan Amendment.

Your vote is important to us, whether or not you plan to virtually attend the Annual Meeting. Please vote your shares through any of the acceptable means described in this Proxy Statement as promptly as possible.

We thank you for your investment in the Company and look forward to convening with you on May 28th.



Sincerely,

Mark R. DeFazio
President and Chief Executive Officer

April 17, 2025

Metropolitan Bank Holding Corp.
99 Park Avenue, 12th Floor
New York, New York 10016
(212) 659-0600
MCBankNY.com




Notice of Annual Meeting of Stockholders To Be Held on May 28, 2025

Notice is hereby given that the Annual Meeting of Stockholders (the "Annual Meeting") of Metropolitan Bank Holding Corp. (the "Company") will be:



DATE

May 28, 2025
9:00 a.m., Eastern Time



VIRTUAL MEETING

Go online to www.meetnow.global/M2XRACH



RECORD DATE

The record date for stockholders entitled to vote their shares at the Annual Meeting is **April 3, 2025**

Agenda for the Annual Meeting	Board Recommendation
1. Election of four directors to serve on our Board of Directors (the "Board" or "Board of Directors") for a three-year term ending at the 2028 Annual Meeting;	 **FOR** each director nominee
2. Approval of a non-binding advisory vote regarding the 2024 compensation of our Named Executive Officers, as disclosed in the Proxy Statement ("Say-on-Pay" vote);	 **FOR**
3. Ratification of the appointment of Crowe LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025;	 **FOR**
4. Approval of the Equity Incentive Plan Amendment; and	 **FOR**
5. Such other matters as may properly come before the Company at the Annual Meeting, or any adjournments thereof. At this time, the Board is not aware of any other business to come before the Company at the Annual Meeting.	

YOUR VOTE IS IMPORTANT. PLEASE VOTE AS SOON AS POSSIBLE BY:

 **INTERNET** Go to www.investorvote.com/MCB

 **PHONE** Call toll-free 1 (800) 652-VOTE (8683)

 **MAIL** Complete, sign, date and return your proxy card in the postage-paid envelope

ATTEND THE MEETING Attend virtually and vote online during the meeting

The Annual Meeting will be held in a virtual meeting format. To be admitted to the Annual Meeting, you must go online to www.meetnow.global/M2XRACH.

Please read the enclosed proxy statement (this "Proxy Statement") carefully for details regarding how to vote, attend and participate in the Annual Meeting. Instructions can be found starting on page 69 of this Proxy Statement.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING

The Proxy Statement, Proxy Card and Annual Report are available at www.edocumentview.com/MCB

We anticipate that this Notice of Annual Meeting of Stockholders and the accompanying Proxy Statement will begin being mailed to stockholders on or about April 17, 2025.

Each stockholder, whether or not he or she plans to virtually attend the Annual Meeting, is requested to vote without delay. If you submit your proxy in advance you may revoke it at any time by filing with the corporate secretary of Metropolitan Bank Holding Corp. a written revocation, voting a proxy bearing a later date or virtually attending the Annual Meeting and voting on the meeting website.

By Order of the Board of Directors

Zachary Levine
Corporate Secretary

New York, New York
April 17, 2025

Table of Contents

Proposal 1 — Election of Directors



1

We are asking stockholders to elect four (4) director nominees named in this Proxy Statement to serve on our Board for a three-(3) year term ending at the 2028 Annual Meeting, or until their successors have been duly elected and qualified. The Board, on recommendation from its Corporate Governance and Nominating Committee (the "CG&N Committee"), has nominated each of:

- Dale C. Fredston,
- David J. Gold,
- Terence J. Mitchell, and
- Chaya Pamula

for election as a director for a three-(3) year term.



THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEES.

Background

The Company's Board is currently comprised of twelve members. The directors are divided into three classes, equal in number, with one class of directors elected annually. The Company's directors are generally elected to serve for a three-year period or until their respective successors have been elected and qualified.

BOARD OF DIRECTORS

Director Nominees with Terms Ending in 2025	Continuing Directors with Terms Ending in 2026	Continuing Directors with Terms Ending in 2027
• Dale C. Fredston	• Anthony J. Fabiano	• Mark R. DeFazio
• David J. Gold	• Robert C. Patent	• Harvey M. Gutman
• Terence J. Mitchell	• Maria Fiorini Ramirez	• Katrina Robinson
• Chaya Pamula	• William Reinhardt	• George J. Wolf, Jr.

Four directors have been nominated for election at the Annual Meeting:

- The four director nominees currently sit on our Board and are standing for re-election. The nominees also serve on the board of directors of the Company's wholly-owned operating subsidiary, Metropolitan Commercial Bank (the "Bank").
- Each of the director nominees is independent as defined in the listing standards of the New York Stock Exchange ("NYSE") and the Board has determined that the nominees are able to devote the necessary time and effort for Company matters.
- The Board and its CG&N Committee have concluded that each of the nominees should be recommended for re-election as a director after considering, among other factors, each nominee's:
  - (i) experience, skills and contributions that such incumbent nominee brings to the Board and the committees on which such nominee serves,
  - (ii) attendance and performance at Board and committee meetings, and
  - (iii) length of service on the Board.

Each director nominee abstained from the Board and CG&N Committee determination regarding his or her respective nomination for re-election. Additional information regarding the Board's director nomination process begins on page 11 of this Proxy Statement.

- The nominees have skills, expertise and experience in a wide range of areas, including:

  - banking,
  - real estate,
  - risk management and compliance,
  - corporate transactions,
  - information technology,
  - digitization and cybersecurity,
  - operations,

  - financial services regulation,
  - corporate governance,
  - corporate finance and capital markets,
  - business development and strategic planning,
  - investor relations, and
  - accounting.

  Information about each director's professional experience, skills, expertise and contributions, including for the director nominees, is provided starting on page 2 of this Proxy Statement.

The Company has maintained a classified board since its formation in 1999. As discussed in more detail under the "*Board Structure and Leadership*" section below, the Board continues to believe that maintaining a classified Board structure is in the Company's best interests by promoting continuity and stability in the leadership, facilitating our ability to recruit and retain highly qualified directors and developing directors with a long-term perspective and enduring institutional knowledge of and experience with the Company.

The proxies solicited on behalf of the Board (other than proxies in which the vote is withheld as to any nominee) will be voted at the Annual Meeting to elect the proposed nominees. If a nominee is unable to serve, the shares represented by such proxies will be voted to elect such substitute as the Board may determine. The Board is unaware of any reason that a nominee named in this Proxy Statement would be unable to serve, if elected.

Director Nominees and Continuing Directors

NOMINEES WITH TERMS ENDING IN 2025

Dale C. Fredston   Independent | Director Since 2016



Age 72

Committees
- Audit
- CG&N (*Chair*)

Career Highlights

Sterling National Bank and its public holding company, **Sterling Bancorp**
- Executive Vice President and General Counsel (2002 to 2015)

Bank of America
- Senior Vice President, General Counsel and Corporate Secretary of the bank's commercial finance subsidiary

Education
- J.D., Columbia University School of Law
- B.A., Wellesley College

Qualifications

Ms. Fredston has over 30 years of experience as in-house counsel to a wide range of financial service companies. Her experience includes financing transactions, mergers and acquisitions, banking and securities law, risk management, corporate governance, general corporate matters and management of litigation.

Skills and Expertise
- Deep industry knowledge and expertise in bank-specific legal, regulatory and compliance matters.
- Senior leadership of a publicly traded financial institution.
- Experience in finance and risk management.

David J. Gold

Independent | **Director Since 2016**



Age 50

Committees*

- Audit
- Compensation
- CG&N
- Risk

* Mr. Gold also serves on the Credit Committee and Asset Recovery Group Committee of the Bank's board of directors

Career Highlights

AdvisIRy Partners Group LLC, consulting firm providing strategic and capital markets advisory services

- Partner (2017 to Present)

City of New York

- New York City Commissioner of City Planning (appointed in 2022)

Education

- J.D., Benjamin N. Cardozo School of Law
- B.S., New York University Stern School of Business

Qualifications

Mr. Gold was an equity analyst at a Wall Street firm for nearly two decades. Professional certifications and memberships include:

- Chartered Financial Analyst and member of the CFA Institute
- Cyber Oversight CERT certificate (Software Engineering Institute of Carnegie Mellon University)
- National Association of Corporate Directors (member)
- Licensed Real Estate Broker and member of the Real Estate Board of New York

Skills and Expertise

- Experience in strategic planning and investor relations.
- Expertise in capital markets and credit analysis.
- Knowledge of the Company's market and the real estate industry.

Terence J. Mitchell

Independent | **Director Since 2017**



Age 72

Committees

- Audit
- Compensation
- Risk

Career Highlights

Dime Community Bank/Dime Community Bankshares

- Executive Vice President and Chief Retail Officer (2010 to 2016)

Sovereign Bank

- Executive Vice President, Director of Retail Banking (2006 to 2008)

Independence Community Bank/ Independence Community Bank Corp.

- Executive Vice President, President of Consumer Banking (1990 to 2006)

Education

- B.B.A., Iona College

Qualifications

Mr. Mitchell has over 40 years of experience in retail banking. He has a deep knowledge of the communities and markets in which we operate and has also served on the boards of several Brooklyn non-profit and public interest organizations.

Skills and Expertise

- Extensive retail and consumer banking expertise.
- Senior leadership of business units at publicly traded financial institutions.
- Experience in risk management and operations.

Chaya Pamula

Independent | Director Since 2021



Age 59

Committees
- CG&N
- Risk

Career Highlights

PamTen Inc., technology services provider
- Co-founder, President and CEO (2007 to Present)

SheTek, non-profit focused on increasing women representation in technology industry
- Founder and President (2017 to Present)

SOFKIN, non-profit focused on serving the needs of underprivileged children
- Founder and Trustee (2005 to Present)

Education
- Executive Education Program, Harvard Business School
- MBA, Osmania University in India

Qualifications

Ms. Pamula has more than 25 years of information technology experience, with a focus on solutions for business process improvement, business transformation/ reengineering and IT portfolio optimization. She is engaged and versed in emerging areas of technology, such as generative artificial intelligence. Ms. Pamula is on the board of various industry associations, social impact organizations, and has received awards for her philanthropy, entrepreneurship, and dedication to non-for-profit endeavors.

Skills and Expertise
- Extensive expertise in information technology, cybersecurity and emerging technologies (e.g., artificial intelligence).
- Experience entrepreneurship and serving small- and medium-sized enterprises.
- Experience with business transformation through integration of digital technology solutions.

CONTINUING DIRECTORS WITH TERMS ENDING IN 2026

Anthony J. Fabiano

Not Independent[1] | Director Since 2020

Age 64

Committees
- Risk (*Chair*)

Career Highlights

Metropolitan Bank Holding Corp. and **Metropolitan Commercial Bank**
- Executive Vice President and Chief Financial Officer (2018 to 2020)

Hudson City Bancorp
- President, Chief Operating Officer and a member of the Board of Directors (2014 to 2015)
- Executive Vice President — Finance and Administration (2012 to 2014)

Sound Federal Bancorp
- Chief Financial Officer (1998 to 2006)

MSB Bancorp
- Chief Financial Officer (1992 to 1998)

Education
- B.S., Manhattan College

Qualifications

Mr. Fabiano has more than 40 years of experience across a broad range of finance, accounting and management disciplines, primarily in the banking sector. He is a Certified Public Accountant, a member of the American Institute of CPAs and the New York State Society of CPAs and attended the National School of Banking at Fairfield University.

Skills and Expertise
- Extensive expertise in a broad range of banking, financial, accounting and risk management matters.
- Senior leadership managing the finance and operations functions at publicly traded financial institutions.
- Knowledge of the company's business and operations.

(1)   The Board has elected not to designate Mr. Fabiano as "independent" due to his previous employment as an executive officer of the Company. Mr. Fabiano could qualify as independent under NYSE listing standards because it has been more than three years since he ceased serving as an executive officer of the Company. See "*Board Independence*" on page 15 below for additional information.

Robert C. Patent

Independent | **Director Since 1999**



Age 74

Committees*

- Compensation
- CG&N

* Mr. Patent also serves as the chair of the Credit Committee and chair of the Asset Recovery Group Committee of the Bank's board of directors

Career Highlights

Colby Capital Corporation, a private investment firm focused on real estate acquisition, restructuring and financing

- President (1991 to Present)

New York Federal Savings Bank

- Director (1989 to 1997)

Education

- B.B.A., The George Washington University

Qualifications

Mr. Patent has over 45 years of experience in real estate investment. His board experience includes service as a director of New York Federal Savings Bank from 1989 until its sale to Flushing Financial Corporation in 1997.

Skills and Expertise

- Prior experience on the board of a financial institution.
- Deep expertise in real estate investment.
- Knowledge of the Company's market and the real estate industry.

Maria Fiorini Ramirez

Independent | **Director Since 2014**



Age 76

Committees

- CG&N
- Risk

Career Highlights

Maria Fiorini Ramirez, Inc., a global economic and financial consulting firm

- Founder, President and CEO (1992 to Present)

Drexel Burnham Lambert Incorporated

- Managing Director and Money Market Economist

Education

- B.A., Pace University

Qualifications

Ms. Ramirez has significant board experience in the banking industry, serving as director at a number of companies between 1989 and 2009, including Sovereign Bancorp, Independence Community Bank and Statewide Savings Bank. Ms. Ramirez currently serves as a director of Security Mutual Life and The Brooklyn Hospital.

Skills and Expertise

- Significant prior experience on the boards of community and regional banks.
- Expertise in finance and economics.
- Experience in financial regulation and risk management.

William Reinhardt

Independent | Director Since 2013 | Chair Since 2018



Age 78

Committees*

- Audit (*Chair*)
- Compensation
- CG&N
- Risk

* Mr. Reinhardt also serves on the Credit Committee and Asset Recovery Group Committee of the Bank's board of directors

Career Highlights

Alvarez & Marsal
- Senior Director (2008 to Present)

Office of Comptroller of the Currency ("OCC")
- Assistant Deputy Comptroller for Community Banks, Northeast District

Education
- Degree from the Graduate School of Banking, University of Wisconsin
- B.A., LIU Post (formerly known as C.W. Post Campus of Long Island University)

Qualifications

Mr. Reinhardt was responsible for regulatory oversight over more than 200 community and regional banks as well as federal branches while at the OCC. He served on numerous interagency committees to identify and address emerging issues in an effective manner.

Skills and Expertise

- Significant expertise in financial regulation and supervision.
- Financial expert, with experience in banking, risk management and compliance.
- Senior policy-making experience in public sector.

CONTINUING DIRECTORS WITH TERMS ENDING IN 2027

Mark R. DeFazio

President and CEO | Director Since 1999

Age 61

Committees

Mr. DeFazio serves on the Credit Committee and Asset Recovery Group Committee of the Bank's board of directors

Career Highlights

Metropolitan Bank Holding Corp. and **Metropolitan Commercial Bank**
- Chief Executive Officer (appointed 2002 to Present)
- Founder and President (1999 to Present)

Israel Discount Bank
- Various positions, including Senior Vice President and Head of Commercial Real Estate (13 years)

Qualifications

Mr. DeFazio has more than 40 years of experience banking and real estate experience. Mr. DeFazio has overseen the steady growth of the Bank from its founding in 1999, to its initial public offering in 2017 and through to the present.

Skills and Expertise

- Deep familiarity with the markets and communities in which the Company operates.
- Broad and extensive expertise in banking and real estate.
- Senior leadership of a publicly traded financial institution.

Harvey M. Gutman

Independent | **Director Since 2008**



Age 78

Committees

Mr. Gutman serves on the Credit Committee and Asset Recovery Group Committee of the Bank's board of directors

Career Highlights

Brookside Advisors, LLC, a real estate consulting and development company

- Founder and President (2006 to Present)

Pathmark Stores, Inc.

- Senior Vice President for Retail Development (16 years)
- VP for Grocery, Non-Food and Rx Merchandising (7 years)
- VP of Strategic Planning, Research and Investor Relations (7 years)

Education

- M.B.A., Wharton School of the University of Pennsylvania
- B.A., Rutgers University

Qualifications

Mr. Gutman has been active in real estate and retail development since 1990. At Pathmark, he was responsible for the company's retail development program, including site identification. He was additionally responsible for investor communications and public relations. Mr. Gutman currently serves on the board of two ARCTRUST private REITs and is a member of the International Council of Shopping Centers.

Skills and Expertise:

- Significant background in retail and real estate.
- Expertise in strategic planning in the real estate industry.
- Senior leadership and board experience.

Katrina Robinson

Independent | **Director Since 2021**



Age 42

Committees

- Audit

Career Highlights

Cone Marshall Group, an international trust and fiduciary services firm

- CEO (2022 to Present)

Teton Trust Company LLC, a Wyoming chartered trust and fiduciary services firm

- CEO (2017 to Present)

Education

- J.D., Benjamin Cardozo School of Law
- MPhil, University of Cambridge
- B.A., Princeton University

Qualifications

Ms. Robinson is an expert in trusts, succession planning and governance, including in the cross-border context. A lawyer admitted to practice in New York state, Ms. Robinson's previous legal experience includes working with private family offices and ultra-high net worth clients. She also worked as a portfolio manager in international wealth management in New York.

Skills and Expertise

- Expertise in wealth management and trust and estate planning.
- Significant international business experience.
- Successful entrepreneurial background servicing family offices and private clients.

George J. Wolf, Jr.

Independent | Director Since 2001



Age 72

Committees

- Compensation (*Chair*)
- CG&N

Career Highlights

Aon Risk Solutions

- Managing Director and the Head of the Law Firm Advisory Team (2018 to 2024)

Herrick, Feinstein, law firm

- Managing Director, member of Executive Committee (1993 to 2017)

Education

- B.S., Villanova University

Qualifications

Mr. Wolf led the Law Advisory practice at Aon Risk Solutions, providing industry-specific experience to help law firm leaders identify and implement operational improvements for financial stability and growth. At Herrick Feinstein, Mr. Wolf was responsible for the firm's financial, administrative and strategic planning.

Mr. Wolf founded and is the Chairman and President of The Greg Wolf Fund, a charitable organization that was established in memory of his son, Gregory, who lost his battle to leukemia in 2005. The fund supports patients and their families in their fight against all blood cancers and has funded numerous blood cancer research initiatives.

Skills and Expertise

- Experience with financial and strategic planning and implementation.
- Senior policy-making position at a professional services firm.
- Significant philanthropic and non-profit experience.

Corporate Governance Information

Director Skills and Qualifications

The Board believes that the nominees for re-election meet the criteria discussed in more detail in the "*Director Nomination Process*" section starting on page 11 of this Proxy Statement. The Board considers each director, including the directors that are not nominated for election, as capable of effectively and thoughtfully overseeing the Company's management and contributing to the breadth and depth of experience of the Board overall.

The CG&N Committee is responsible for periodically evaluating the composition of the Board as a whole to support the Board's overall succession planning efforts, and ensure that the Board and each of its standing committees include directors with the requisite expertise and experience to fulfill their duties and responsibilities. The table below highlights skills and experience categories considered by the CG&N Committee and the Board as relevant to advancing the Board's role and responsibilities, and are considered by the CG&N Committee in a general manner in its process of identifying and reviewing director candidates and director nominees.

Skill			# of Directors	
	Industry Knowledge	Experience in banking, financial services, lending, electronic payments, prepaid cards and fintech	**10**/12	
	Financial Expertise/ Accounting/Auditing	Experience in finance, accounting and/or auditing	**10**/12	
	Commercial Real Estate Knowledge	Knowledge of real estate markets and financing	**7**/12	
	Strategic Planning	Experience in setting goals and creating a roadmap for the future of an organization	**12**/12	
	Executive Experience	Experience as a CEO and/or Business Head	**11**/12	
	Risk Management	Experience in management of business risk at a complex organization	**8**/12	
	Technology/Information Security/Cybersecurity	Knowledge of cybersecurity, innovative technology and information technology	**5**/12	
	Corporate Responsibility and Sustainability	Experience with corporate social responsibility, sustainability and other public policy matters	**6**/12	
	Human Capital Management/ Compensation	Experience in hiring and retaining the right people, managing a workforce effectively and optimizing productivity	**9**/12	

This matrix does not encompass all of the knowledge, skills, or experiences of our directors, and the fact that a particular skill is not listed does not mean that a director does not possess the skill. In addition, a director's lack of a particular knowledge, skill, or experience with respect to a certain area does not mean the director is unable to contribute to the decision-making process in that area. The degree and type of knowledge, skills, and experience listed above may vary among directors.

A component of the Board's consideration of director qualifications is its desire to foster diversity in viewpoints, professional experience, tenure, education and skills in the boardroom. In addition to valuing variety in skills and experience, the Board also believes that the Board and the Company benefit from directors with diverse backgrounds.

BOARD DEMOGRAPHIC INFORMATION



RACIAL/ETHNIC DIVERSITY

25%

Diverse:
- 1 African American/Black
- 1 Asian/Hawaiian or Pacific Islander
- 1 multiracial/ multiethnic

White/ Caucasian 75%



GENDER DIVERSITY

33% **Female**

Male 67%

Corporate Governance Practices

The Company has developed a corporate governance framework that underpins the strength and resiliency of our business. The governance framework is designed to benefit our stockholders and other stakeholders, including clients, employees and the communities in which we operate. Fundamental to this framework is an independent and engaged Board that has adopted and oversees the development of key governance practices for the Company. Recent developments within our governance framework are described below, and each of the Company's key governance practices are discussed in more detail throughout this section.

CORPORATE GOVERNANCE DEVELOPMENTS

Our Board has a well-established focus on long-term business strategy and resiliency, corporate culture and performance. The Board was positioned to oversee and guide the company through uncertainty and volatility during 2024, including high interest rates that have impacted banks weighted in the real estate market in the communities in which we operate. The Board was highly engaged on developments in the macroeconomic environment and the financial services sector, the Company's loan portfolio quality and performance, as well as consistent financial, operational, strategic and business-related topics. Throughout 2024, the Board maintained regular and open dialogue with management regarding its direction and action on key business initiatives, such as the Bank's *Modern Banking in Motion* information technology and digital transformation project and its exit from the Banking-as-a-Service ("BaaS") business, as well as regarding risk management and compliance practices and programs and related developments.

Beyond the Board's comprehensive meeting schedule and agenda, the Board directed and administered a number of key governance enhancements in recent years, including:

- In 2024, the Board adopted a **comprehensive set of enhancements to the structure of its standing committees** and to the management committee framework as part of broader efforts by the Company and the Board to strengthen the Company's risk management programs and to position the Company for continued and responsible growth. As a result of the changes, the Board and the board of directors of the Bank established a joint Risk Committee to provide a particular focus on enterprise risk oversight. A discussion of the Board's role in risk oversight, including specific description of the changes to the board- and management-committee framework, can be found under the "*Board's Role in Risk Oversight*" section starting on page 17 of this Proxy Statement.
- The Company has committed to expand its **stockholder engagement** efforts with the aim of developing stronger relationships with our investors and to collect feedback to inform our governance practices. Accordingly, we reached out to investors representing **over 50%** of our outstanding common stock in 2024, in advance of last year's Annual Meeting, resulting in enhanced dialogue about governance issues with our top shareholders.
- **Adjustments to the Board's self-evaluation exercise** to assist with, among other matters, generating more decision-useful information for the Board, as well as helping develop a multi-year perspective on Board performance.
- **The Company's Amended and Restated Bylaws (the "Bylaws") and Corporate Governance Guidelines were updated** to provide the Board the discretion to approve a nominee for re-election who would be 75 years of age or older at the time of election if, after considering (i) the criteria for selecting director nominees, (ii) the capacity of such nominee to continue to make meaningful contributions to the Board, and (iii) the needs of the Company, the Board determines that re-nomination is in the best interests of the Company.

- The CG&N Committee continues to drive enhancements to the **new director onboarding process and director education program** to ensure directors are provided with timely training and development opportunities on key topics and in a variety of formats. For example, directors are provided with a catalogue of continuing education programs covering a range of topics delivered through external providers.

Our governance framework continues to evolve based on the needs of the Company and the Board. We are committed to evolving our governance practices with reference to peer practices as well as industry standards, frameworks, and guidance to help ensure that the Board remains well positioned to oversee the Company's strategy and operations and to guide management in the pursuit of sustainable, long-term business growth. The key pillars of the Company's governance framework are described in more detail below.

DIRECTOR NOMINATION PROCESS

The CG&N Committee has primary responsibility for developing the criteria for the selection of individuals to be considered for appointment, election or re-election to the Board; leading searches for qualified director candidates; and recommending to the Board the director nominees for election at the Annual Meeting who meet such criteria. In furtherance of these responsibilities, the CG&N Committee periodically evaluates the composition of the Board as a whole, to support the Board's overall succession planning efforts, and to ensure that the Board and each of its standing committees includes directors with the requisite expertise and experience to fulfill its duties and responsibilities. In addition to its consideration of directors' skills and experience, including the skills categories highlighted in the "*Director Skills*" section and corresponding table above, the CG&N Committee's evaluation of Board composition takes into account:

- the results of the Board's self-evaluation process,
- the total mix of experience, expertise and backgrounds on the Board,
- the Board's independence and balance of management and non-management directors, and
- succession planning.

The CG&N Committee's director nomination and succession planning efforts have supported steady refreshment on the Board since the Company's initial public offering, including the addition of three new directors in the last five years.

In addition to the CG&N Committee's periodic assessment of the Board's composition overall, the CG&N Committee will re-evaluate each director at the end of their then-current term, prior to such director's re-nomination for election to the Board. This evaluation is conducted with a particular focus on balancing experience and institutional knowledge with the benefits of refreshment, including introducing new viewpoints and perspectives to the boardroom.

Generally, incumbent directors with skills and experience that are relevant to the Company's business and who are willing to continue in service are considered for re-nomination. The CG&N Committee reviews such directors in light of their:

- attendance and performance at Board and committee meetings;
- length of service on the Board and, to the extent relevant, applicable committees of the Board;
- experience, skills and contributions brought to the Board and applicable committees of the Board; and
- independence.

To facilitate the CG&N Committee's assessment of an incumbent director's suitability for re-nomination, the committee reviews the director's service on outside boards and other affiliations (to assess the presence of actual or perceived conflicts of interest, and currency of industry expertise). Our Corporate Governance Guidelines direct the CG&N Committee to consider, among other factors, the number of other public company boards on which a director serves. It is the Board's policy that membership on the board of more than three other public companies would be inappropriate for a director of the Company and requires that directors receive Board approval before accepting a nomination for election as a director of more than three public companies in addition to their service on the Company's Board. No director may serve on the board of another financial institution or its holding company. In addition, a director may not serve on any public company's board unless such service is approved by the Board (and does not otherwise violate applicable banking regulations).

The Corporate Governance Guidelines specifically outline a director's obligation to advise the Chair of the Board in advance of accepting an invitation to serve on the board of another public company. The CG&N Committee has reviewed compliance with such policies, and all of the incumbent directors, including the director nominees, are in compliance.

Furthermore, the Board, on recommendation from the CG&N Committee, recently updated the Board's retirement policy in the Corporate Governance Guidelines to permit the CG&N Committee and the Board to nominate a director for re-election who will be over the age of 75 at the time of their election if, after considering the criteria for selecting director nominees as described in this section and the capacity of such person to continue to make meaningful contributions to the Board, and the needs of the Company, the Board determines, on the recommendation of the CG&N Committee, that such nomination is in the best interest of the Company. As specified in the Bylaws, the retirement policy does not apply (and did not apply prior to the amendment described above) to directors who were serving on the Board prior to the Company's initial public offering.

Apart from its review of incumbent directors, the CG&N Committee uses the following Board approved criteria in identifying and selecting candidates for nomination as a director (or to fill a vacancy on the Board):

- **Contribution to the Board** — The extent to which the candidate would contribute to the range of talent, skill and expertise appropriate for the Board;
- **Experience** — The candidate's relevant financial, regulatory and business experience and skills, including the candidate's knowledge of the banking and financial services industries, familiarity with the Company's markets, major product offerings, and the operations of public companies generally, and ability to read and understand financial statements;
- **Integrity** — The candidate's personal and professional integrity, honesty and reputation;
- **Dedication to stockholder interests** — The candidate's representation of the best long-term interests of the Company and its stockholders;
- **Independence** — Any material relationships between a candidate and the Company and the Bank (including those set forth in NYSE listing rules) that might impact objectivity and independence of thought and judgment, as well as the candidate's ability to serve on any committees of the Board that are subject to additional independence requirements;
- **Diversity** — The individual's diversity, including cultural and socioeconomic background and professional experience. In particular, the CG&N Committee considers how the experience and skill set of each director candidate and/or nominee complements those of fellow director nominees to create a balanced Board with diverse viewpoints and deep expertise; and
- **Additional factors** — The current size of the Board, the number of independent directors and the need for Audit Committee expertise.

The CG&N Committee reviews these criteria annually and makes recommendations to the Board regarding any changes, as needed. If any member of the Board does not wish to continue to serve on the Board, if the CG&N Committee or the Board decides not to re-nominate a member for re-election, or if the size of the Board is increased, the CG&N Committee would solicit suggestions for director candidates from all Board members and may consider candidates submitted by stockholders. In addition, the CG&N Committee is authorized by its charter to engage a third party to assist in the identification of director nominees.

Taken together, the Board views the foregoing criteria and policies as appropriate for balancing the benefits to the Company from directors' experience, the need for fresh perspectives and the significant time commitment that engaged board service entails. On the basis of this review, the Board and the CG&N Committee have concluded that each of our incumbent directors are qualified to continue serving on the Board, and that the directors whose terms expire at the Annual Meeting should be re-nominated for election to the Board.

CORPORATE GOVERNANCE GUIDELINES AND CODE OF ETHICS

Our Board has adopted Corporate Governance Guidelines covering, among other things:

- the duties and responsibilities and independence of our directors,
- the Board's role in overseeing executive compensation,
- the role of our independent Chair or lead director (as applicable), and
- the process for reviewing and establishing the Board committee structure and committee assignments.

The CG&N Committee reviews the Corporate Governance Guidelines at least annually and makes recommendations to the Board regarding any updates. As discussed above, in connection with its continuous review and benchmarking of the Company's governance documents and practices, the CG&N Committee recommended, and the Board approved, changes to the Corporate Governance Guidelines regarding the Board's retirement policy.

The Board believes that our culture is fundamental to the conduct of the Company's business and the creation of a high-performance environment, and is necessary for effective risk management, strong investor trust, and successful corporate governance. In furtherance of the Board's oversight of the Company's culture, the Board has adopted a code of ethics (the "Code of Ethics") which provides a framework to maintain the highest standards of professional conduct for the Company. Our Board is responsible for setting the 'tone from the top' and expects all directors, as well as officers and employees of the

Company, to conduct themselves in a manner consistent with the Code of Ethics. The Code of Ethics applies to all of our directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Audit Committee is responsible for reviewing the Code of Ethics periodically and recommending changes to the Board as needed.

The Corporate Governance Guidelines and Code of Ethics are each posted on the "*Governance — Governance Documents*" section of the "*Investor Relations*" page of Metropolitan Commercial Bank's website, www.mcbankny.com. The Code of Ethics is also available upon written request to:

 Metropolitan Bank Holding Corp.
99 Park Avenue, 12th Floor
New York, New York 10016
Attention: Investor Relations

 investors.mcbankny.com/governance/
documents

Our Board reviews and must approve any amendments to or waivers from the Code of Ethics. We intend to disclose any amendment to, or waivers from, our Code of Ethics for the benefit of our executive officers by posting such information on our website and as otherwise required by applicable law.

EVALUATION OF BOARD AND COMMITTEE EFFECTIVENESS

Each year, our Board and each standing committee engage in a thorough self-evaluation process, in accordance with the Company's Corporate Governance Guidelines and the respective committee charters. This annual exercise, which is overseen by the CG&N Committee, is a multi-stage process designed to gather valuable insights on Board effectiveness and foster continuous improvement in director performance and our governance practices. The CG&N Committee has overseen several adjustments to the process that are aimed at enhancing the comprehensiveness of the exercise and overall engagement among directors. In 2024, a third-party facilitator was engaged to compile questionnaire responses and prepare reports on the results of the evaluation exercise, with a focus on:

- comparing responses to prior year results,
- highlighting areas for improvement, and
- suggesting practices and enhancements for improving the Board's effectiveness and performance.

As discussed in the "*Board's Role in Risk Oversight*" section on page 17 of this Proxy Statement, the Board modified its committee structure in 2024 to, among other things, establish the Risk Committee. To ensure appropriate and timely monitoring of the effectiveness of this new committee, the CG&N Committee and the Board adopted an interim evaluation specifically for the Risk Committee. This exercise, which commenced following six months from the Risk Committee's first meeting, was designed to provide the new committee members an opportunity to reflect on the effectiveness and efficiency of the Risk Committee's newly formed processes and structure, and to ensure that any preliminary findings and areas for improvement can be addressed in a timely manner. Following this interim exercise, the Risk Committee evaluation will be folded into the annual process and conducted at the same time as each of the other standing committees.

Key Elements of the Board Self-Assessment Process

 **INITIAL DESIGN**

Each year, the CG&N Committee, in consultation with the Board chair, determines the process, scope and contents of the Board's annual performance evaluation.

 **QUESTIONNAIRES**

Feedback is solicited through a set of comprehensive questionnaires.

- Each director completes a separate questionnaire for the full Board and each committee on which they serve.
- The questionnaires are structured to elicit feedback on key aspects of Board performance, including effectiveness of the Board and the Company's governance practices and framework, director contribution, and management and Board dynamics. The Board also receives questionnaires that specifically focus on the performance of the CEO and Board chair.

 **THIRD-PARTY FACILITATOR**

To ensure objectivity and anonymity and encourage candor on the part of the directors, **a third-party facilitator** is engaged to distribute the evaluation materials, compile results, and provide a comprehensive analysis of the feedback.

 **REVIEW OF FINDINGS**

The CG&N Committee reviews the reports on results for the Board and each committee in executive session.

- The reports and any additional findings or discussion points identified by the CG&N Committee are then presented to the full Board for further discussion in an executive session of the full Board.
- Each standing committee self-evaluation is also reviewed by the respective committee Chair in executive session of such committee.

 **FOLLOW-UP AND ONGOING FEEDBACK**

The Board and management (at the Board's direction) work together to take appropriate action in light of the results of the self-evaluation.

- The reports provide a comparison of results to the prior year, which allows the Board to track improvements and promote long-term accountability.
- Directors are periodically solicited for feedback throughout the year, and are generally encouraged to provide input and make suggestions for enhancements throughout the year, including with respect to management reporting and meeting logistics.

 **KEY EVALUATION TOPICS**

Areas of focus in the evaluation exercise include:

- Strategic priorities for focusing Board oversight.
- Board structure, composition, schedule, and dynamics.
- Committee structure, responsibilities and performance.
- Quality, timeliness, and relevance of information provided by management.
- Training and Board education programs.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

As part of ongoing efforts to support Board and individual director's effectiveness and performance, we have designed a director continuing education and training program covering key topics in the areas of banking, risk management, regulation and compliance, information technology and cybersecurity, as well as evolving business trends such as generative artificial intelligence. The director's education program is primarily conducted through in-boardroom sessions, generally led by executive management or outside experts or advisors. In addition, directors are provided opportunities through externally facilitated forums such as self-directed online modules and trainings, live programming and supplemental materials. These sessions and materials are tailored to both bank-specific and industry-wide developments. This multi-layered approach to continuing education, training and development supports the Board's effectiveness and enables directors to guide the Company through evolving business environments and stay up-to-date on regulatory and industry trends. To maintain a robust and relevant continuing education program, directors are also encouraged to offer feedback through the Board and committee self-assessment process. This feedback helps shape the program's structure, frequency, duration and content, ensuring that the education program remains aligned with the Board's needs. The CG&N Committee oversees the program's development, in line with the Company's Corporate Governance Guidelines.

Key Elements of the Director Continuing Education Program

IN-BOARDROOM SESSIONS	EXTERNALLY FACILITATED PROGRAMS	MATERIAL ACCESS & PROGRAM DESIGN

• Education sessions led by members of senior management or outside experts and advisors are made available to the directors on the agendas for regular Board meetings.
• Topics covered during these sessions include:
  • updates on economic or market events, including public company trends,
  • developments in strategic or business initiatives, such as generative artificial intelligence, and
  • risk management and compliance, regulation, information technology and cybersecurity matters.
	• On an ongoing basis, directors are provided with a catalogue of continuing education programs covering a range of topics, including bank-specific risk and compliance matters and information technology and cybersecurity, that are delivered through nationally recognized educational organizations.
	• Directors are also provided a series of online, self-directed training modules delivered through our corporate training platform.
		• Materials related to these informational sessions are maintained and catalogued for a director's future reference (or for new directors, for use as part of the onboarding package).
		• Additional education materials and articles of interest are provided to directors on a periodic basis.
		• Directors are encouraged, including in the annual Board and committee evaluation process, to provide feedback regarding topics they would like to cover in continuing education sessions.

The CG&N Committee has also overseen the development of an orientation process for new directors that is designed to facilitate and expand a new director's understanding of the Company's products and services, the director's duties as a member of the Board, and the culture of the Company and the Board. As part of the onboarding process, a new director will be provided with an initial set of reference materials, including key organization documents and Board and corporate information, and will participate in a series of meetings with other directors and members of senior management to cover key topics including business strategy and operations, corporate culture, finance and human resources, regulatory framework and risk management, among others.

BOARD INDEPENDENCE

The Board has determined that each of the Company's directors is "independent" as defined in the listing standards of the NYSE, except:

• Mark R. DeFazio, as President and Chief Executive Officer of the Company, is not "independent."
• The Board, on recommendation from the CG&N Committee, determined to designate Anthony J. Fabiano as a non-independent, non-executive director due to his prior employment as an executive officer of the Company and the Board's corresponding consideration of the policies and viewpoints of certain of the Company's largest stockholders and other stakeholders. Mr. Fabiano could qualify as independent under NYSE listing standards because it has been more than three years since he ceased serving as an executive officer of the Company. The CG&N Committee evaluates director independence on at least an annual basis, and, in the future, may elect to designate Mr. Fabiano as "independent."

BUSINESS RELATIONSHIPS AND RELATED PARTY TRANSACTIONS POLICY

Transactions by the Company or the Bank with related parties are subject to certain regulatory requirements and restrictions, including the Federal Reserve Board's Regulation W (which governs certain transactions among the Bank and its affiliates), the Federal Reserve Board's Regulation O (which governs certain loans made by the Bank to its executive officers, directors and principal stockholders, and their related interests), the rules and regulations of the Securities and Exchange Commission (the "SEC") and the NYSE, as well as applicable New York state laws.

Accordingly, the Board, in addition to the Company's Regulation O and Regulation W policies, has adopted a policy on related party transactions which was reviewed by the CG&N Committee. The policy, which is reviewed annually, provides that the CG&N Committee must approve any transaction(s) in which (i) the Company or any of its subsidiaries was, is or will be a participant, (ii) the amount involved exceeds $120,000, and (iii) any "related person" had, has or will have a direct or indirect material interest.

A "related person" includes the Company's directors, nominees for director, executive officers, members of such persons' immediate families, and greater than 5% beneficial owners (including BlackRock, Inc., FMR LLC, Patriot Financial Partners III,

L.P. and The Vanguard Group, each of which is a beneficial owner of more than 5% of our outstanding common stock based on a review of such holder's Schedule 13G filings). Consistent with SEC rules, our related party transactions policy provides that certain transactions, including ordinary course non-preferential transactions, entered into with a related person are not considered to be related party transactions and are not required to be disclosed or approved by the CG&N Committee. In 2024, there were no related party transactions that required CG&N Committee approval or disclosure in this Proxy Statement.

In determining whether to approve a related party transaction, the CG&N Committee will consider, among other factors:

- the fairness of the proposed transaction, whether the transaction was undertaken in the ordinary course of business of the Company,
- the direct or indirect nature of the related person's interest in the transaction,
- the appearance of improper conflict of interests for any director or executive officer,
- the size of the transaction,
- the amount of consideration payable to the related person,
- whether the transaction would impair an outside director's independence,
- the acceptability of the transaction to the Company's regulators, and
- the potential violations of applicable law or other corporate policies, such as the Company's Regulation O and Regulation W policies.

Transactions subject to Regulation O, Regulation W or other specific regulatory requirements are approved as required pursuant to such regulations. Under the related party transactions policy, no member of the CG&N Committee may participate in the review, consideration, approval or ratification of any related party transaction with respect to which such member or any of his or her immediate family members is the related person. The CG&N Committee may approve only those related party transactions that are in, or are not inconsistent with, our best interests and the best interests of our stockholders, as the CG&N Committee determines in good faith. Our related party transactions policy does not limit or affect the application of our other policies applicable to our directors, executive officers and other related persons, including our Code of Ethics.

In the ordinary course of business, we periodically have, and expect to continue to have, banking relationships and other transactions with related persons. Any loans to related persons, and any transactions involving financial products and services provided by the Company to such persons and entities, are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons and entities not related to the Company, and do not involve more than the normal risk of collectability or present other unfavorable features.

Board Structure and Leadership

The Board sets its leadership structure and selects its Chair on an annual basis, or more frequently as necessary, to help ensure the current arrangement best serves the interests of the Company at any given time. The Board has determined that it was appropriate to maintain a separation between the positions of Chair and CEO. As a result, the Board appointed William P. Reinhardt to serve as independent Chair, a role he has held since 2018. Mark R. DeFazio, the Company's President and CEO, serves as a non-independent member of the Board. If the directors consider that the position of Chair should be held by the CEO, then an independent Lead Director would be selected, who would carry out the duties as specified in our Corporate Governance Guidelines.

The duties of the independent Chair are robust, and include:

- Presiding at all meetings of the Board and setting, in consultation with the CEO, the annual schedule of Board meetings and the agenda for each meeting;
- Ensuring proper flow of information to the Board;
- Reviewing the adequacy and timing of the documents in support of meeting agenda topics;
- Ensuring adequate lead time for effective study and discussion of business under consideration by the Board; and
- Carrying out other duties as requested by the Board.

The CG&N Committee also periodically reviews the Board structure. The CG&N Committee and the Board continue to believe that the Board's classified structure, with directors divided into three classes and elected to staggered three-year terms, remains appropriate to support the long-term, sustainable growth of the Company, particularly in light of the Company's background, size, the nature of its business, the regulatory framework under which the Company operates, its stockholder base, its peer group and other relevant factors. The classified structure, which has been in place since our formation in 1999, affords the Company and the Board with several key benefits, including:

- Ensuring **continuity and stability of leadership**, which further enhances the quality of guidance the Board can provide management in the context of a complex, highly-regulated and dynamic business environment.
- Perpetuating directors' **long-term perspectives and decision-making** that may support robust operations and sustainable business growth, which improves alignment with shareholder interests.
- Developing directors with **deep institutional knowledge and experience** with the Company, which enhances the directors' level of engagement and ability to challenge management in a constructive manner.
- Facilitating the Board's **director search and recruitment** efforts. Particularly in light of the added scrutiny on community, smaller regional, and commercial banks following the recent bank failures and turmoil in the financial services industry, the classified board is an important tool in bolstering our ability to recruit and retain highly qualified directors.

Board's Role in Risk Oversight

The Company endeavors to be an engine of economic value creation within our community while operating in a financially sound and responsible manner. Effective risk management is fundamental to this effort and underpins our strategy and decision-making. Accordingly, the Company maintains a robust risk management framework that is directly overseen by the Board. Since we operate in a highly dynamic and competitive industry, management and the Board continually evaluate developments and emergent risks affecting the Company, with the goal of refining and evolving our approach to risk management and compliance activities.

DEVELOPMENTS TO THE RISK GOVERNANCE FRAMEWORK

The Board maintains ultimate responsibility for risk oversight, including the Company's risk management framework and program. The Board exercises this responsibility primarily through its standing committees. In furtherance of the Board's efforts to align the Company's risk management program with the Company's strategy, business and operations, the Board and its CG&N Committee conducted an extensive evaluation of the Company's risk governance committee framework, including soliciting input from external advisors, engaging with management and evaluating peer practices and industry developments. In the third quarter of 2024, the Board approved, on recommendation from its CG&N Committee, modifications to the Board's committee structure as well as to management's risk management committee framework. A prominent feature of the redesigned risk governance committee framework was the establishment of a joint Risk Committee of the Board and of the board of directors of the Bank (the "Risk Committee"), which has the primary purpose of supporting the Board in developing and maintaining a comprehensive view of risk and oversight of the enterprise risk management framework and related risks, including establishing the Bank's risk appetite through approval of a formal the Risk Appetite Statement.

The Board believes that the redesigned risk governance framework appropriately reflects the size, complexity and activities of the Company, while better positioning the Board and management to identify and address emergent risks in a holistic manner. The chart below provides an overview of the governance structure supporting the Company's enterprise risk management framework. Additional detail regarding the standing committees of the Board, can be found in the "*Committees of the Board*" section starting on page 21 of this Proxy Statement.

RISK COMMITTEE	AUDIT COMMITTEE
• Approve and oversee the risk appetite of the Company and the Bank and monitor alignment with corporate strategy. • Review and approve the Risk Appetite Statement on an annual basis. • Oversee the risk governance structure, risk culture, and review and approve the significant risk management policies of the Company and the Bank. • Review regular reports from management on the significant enterprise risks and exposures, their impact on the enterprise risk profile, and steps that management has taken to measure, monitor and control such exposures. • Review reports from management regarding material issues identified by internal or external independent review functions, including internal audit, as well as significant regulatory examination reports and associated matters identified by regulatory authorities related to risk management and the risk governance structure.	• Oversight of the integrity of the Company's financial statements. • Review the Company's compliance with legal and regulatory requirements that may have a material impact on the Company's financial statements. • Evaluate the independent auditors' qualifications and independence. • Review of the performance of its internal audit and financial risk assessment function.

COMPENSATION COMMITTEE
• Assess and monitor risks related to our compensation program.

CG&N COMMITTEE
• Oversight of the director qualification and nomination process. • Evaluate the performance and effectiveness of the Board. • Oversight of our corporate governance principles.

In addition to the committees of the Board, the Bank's board of directors has a Credit Committee and an Asset Recovery Group ("ARG") Committee. These two committees further strengthen the enterprise's risk management framework by enhancing our directors' understanding of the Bank's business, credit activities and credit risk profile and review practices.

ENTERPRISE RISK MANAGEMENT

Responsibility for assessing and managing risk and escalating material risks to the Board and its various committees rests with the Company's management. The Chief Risk Officer is the primary member of management responsible for implementing an effective risk management framework as well as the daily oversight of risk. The Chief Risk Officer reports to the Risk Committee, which is responsible for approving the appointment of the Chief Risk Officer and annually reviewing their performance. The Enterprise Risk Management Committee (the "ERM Committee"), the most senior management committee in the risk governance framework, is the forum for our senior management to assess and discuss the enterprise-wide risk management and control environment and to ensure that matters are appropriately reviewed and escalated to the Risk Committee. The ERM Committee is chaired by the Chief Risk Officer and its members include the Chief Executive Officer, Chief Financial Officer and General Counsel, among others.

In addition to establishing the Risk Committee, certain committees of the board of directors of the Bank were repurposed in 2024 to management-level sub-committees of the ERM Committee. This structure is designed to support the Risk Committee in attaining a comprehensive and holistic view of key risks across the organization. The ERM Committee is responsible for the oversight of each of the management-level risk committees that separately cover the specific risks or business activities of the Bank in more depth. The management-level sub-committees of the ERM Committee include:

- Asset Liability Committee
- Operational Risk Management Committee
- Information Technology/ Information Security Steering Committee
- Compliance Management Committee
- New Products Committee

The management committee structure also includes a Loan Portfolio Review Committee, Allowance for Credit Losses Committee and Disclosure Committee. These committees, together with the ERM Committee and its sub-committees, support a streamlined and targeted flow and escalation of information regarding significant risks up to the Board, and helps promote a strong control environment, risk management culture, and integration of the risk framework across the enterprise.

BOARD'S ROLE IN CYBERSECURITY OVERSIGHT

Our information security program is designed to ensure adequate governance and oversight is in place while evolving to meet changes in applicable laws and regulations, and industry best practices. As outlined in the Company's Risk Appetite

Statement, cybersecurity is a significant risk to the enterprise and matters related to information security are regularly featured as part of management's enterprise risk profile updates to the Risk Committee, which occur at least on a quarterly basis. The chair of the Risk Committee reports to the Board on the committee's proceedings and activities, including in connection with the committee's deliberation on information security matters, on a regular basis. In addition to regular touchpoints on cyber matters at the Risk Committee, the Board receives briefings from the Bank's Chief Information Security Officer (the "CISO") semi-annually. The CISO's report provides a comprehensive overview of the Bank's cybersecurity programs, including but not limited to:

- patching,
- vulnerability management,
- incident response,
- disaster recovery/ business continuity, and
- records retention.

The Board directly, and through its standing committees (particularly the Risk Committee and the Audit Committee) also engage in broader discussions regarding existing and emerging operational and technology risks with members of management across the organization, including in the evolving area of generative artificial intelligence. To supplement the Board's regular engagement regarding the Company's information security program, the director education program includes cybersecurity-related training opportunities, which assists the directors in staying current on developments and maintaining appropriate knowledge regarding the evolving cybersecurity and threat landscape.

At the management level, the Information Technology/Information Security Steering Committee and ERM Committee are the primary risk management committees responsible for monitoring the information security program, supporting the implementation of appropriate risk management practices and controls and escalating matters to the Risk Committee and the Board as appropriate. Management additionally coordinates across business lines and functional areas through a number of internal forums, including cross-functional working groups. The Board and senior management are committed to developing a culture of information security awareness and vigilance, including through appropriate investment in our people and systems, and to promoting the integration of cybersecurity considerations into the broader strategic objectives of the Company. More information about the Company's cybersecurity risk management, strategy and program is available starting on page 37 in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

BOARD'S ROLE IN HUMAN CAPITAL MANAGEMENT AND OVERSIGHT

We recognize our employees are our greatest asset. Our commitment to our employees is deeply rooted in our approach to attracting, retaining and developing talent. At MCB, we foster a culture of trust, ethics, and accountability where every employee is committed to upholding these principles in their interactions with clients and customers, shareholders, other stakeholders and each other. The Board is responsible for setting the 'tone from the top' in support of this culture. We expect full engagement from our team in realizing our vision, executing our mission and enabling our core values. The Company prides itself on a collaborative environment where contributions from all levels matter. Moreover, the experience, knowledge, and customer service excellence that our employees bring every day is a key source of differentiation from our competitors. As of December 31, 2024, the Company employed 291 full-time employees, and 2 part-time employees, none of whom are represented by a collective bargaining agreement. This net increase of 16 employees, or approximately 5.8%, from December 31, 2023 reflects our expanding business and developing risk management program in connection with the Company's Lending, Deposits and Cash Management business lines, as well as in the Financial Crimes Compliance, Human Resources, Risk Management, Operations and Technology functions. The Board is regularly apprised of developments related to the Company's organizational structure and receives periodic updates from the Chief Human Resources Officer on human capital matters, including in the areas described below.

Talent Acquisition and Retention

The Company employs a business model that combines high-touch service, emerging technologies, and the relationship-based focus of a community bank. Management seeks to hire, develop, promote, and retain well-qualified employees who are aligned with the Company's business model and broadly reflect the community in which we operate.

The Company's selection and promotion processes are designed to be merit based and without bias. The ratios of women and men in the Company at December 31, 2024 are 45% and 55%, respectively, which is relatively unchanged from December 31, 2023. Approximately 31.7% of the employees identified as minorities at December 31, 2024, as compared to 35.4% at December 31, 2023. Within the employee population that identified as a minority, 17.1% identify as women, as compared to 19.1% as of December 31, 2023. The Company used the U.S. Department of Labor minority categories: Black or African American, Hispanic or Latino, Native Hawaiian or Other Pacific Islander, and American Indians/Alaskan Natives.

BANK DEMOGRAPHICS AT DECEMBER 31, 2024



RACIAL/ETHNIC DIVERSITY

Diverse/Minorities 31.7%

White/Caucasian 68.3%



GENDER DIVERSITY

Female 45%

Male 55%

To attract and retain high performing talent, the Company offers competitive, performance-based compensation and a benefits plan that includes:

- comprehensive health care coverage,
- supplemental healthcare benefits,
- a 401(k) plan with a Company match,
- flexible spending accounts and health savings accounts,
- wellness programs,
- Company sponsored life and disability insurance,
- voluntary life and AD&D insurance,
- commuter benefits,
- an Employee Assistance Program,
- paid time-off, and
- leave policies, including paid parental leave.

The Company also offers an Employee Referral Program that allows employees to earn a referral bonus by recommending candidates who are hired for open positions. The Compensation Committee receives reports from management and provides input regarding the scope, costs and competitiveness of the Company's benefits programs.

Training and Development

Ensuring that our employees receive training and development opportunities is a priority. Our ongoing success depends on our ability to develop talent within the Company and ensure that we have employees ready to move into future leadership roles. The Company's training and development regimen is designed to allow for career advancement and new learning opportunities, while benefiting the Company by organically building bench strength across the organization.

The Company conducts a comprehensive New Employee Orientation for all new hires. In 2024, the Company enhanced the New Employee Orientation to provide a more comprehensive welcome experience. In addition, all employees are required to complete assigned compliance, financial crimes compliance, enterprise risk management, information security/cybersecurity, fraud prevention and technical training courses annually via the Company's Learning Management System ("LMS"). Employees are also periodically assigned professional skills training via the LMS. The Board is engaged in the development of these training programs, and our directors are provided training through the LMS as well. Supplemental cybersecurity and information security updates and refreshers are provided to employees periodically throughout the year.

In addition to the LMS, the Company provides in-person training to employees on a range of topics, including cybersecurity, enterprise risk management and compliance, information technology, strategic planning and goal setting, and employee benefits. For example, in 2024 the Company offered on-site training on its 401(k) plan's features and available investments. A licensed investment advisor delivered the educational sessions in a group setting and also provided one-on-one sessions for those who requested individualized guidance. In addition, managers are encouraged to provide informal learning opportunities for employees, such as inviting reports to attend management committee or working group meetings, to better understand the Company and its business, meet with senior management and cross-train within their own department, as well as other departments of interest. To further their education, employees are encouraged to attend external business-related training seminars, conferences, and networking opportunities, which are paid for by the Company.

Purpose and Values

Our commitment to our customers, community and employees is well established and recognized by our Board, executive leadership, and our Employee Engagement Committee (the "EEC"). The EEC, which is comprised of employees from all levels across the organization, was established to collectively unify our teams. The EEC is instrumental in developing a community of belonging at the Company. We welcome differences and celebrate diverse cultures, backgrounds, experiences and perspectives, fostering a unique workplace culture that values every individual. Our commitment to inclusion is reflected in our education and wellness programs, which, for example, focus on financial, emotional, and physical well-being. We also encourage community volunteer activities in areas that unite our employees and champion inclusion. By engaging in service to our community, we not only strengthen our bonds but also reflect our shared values.

Environmental, Social and Governance and Sustainability

Through the support of the Company's ESG working group, with oversight and engagement from the CG&N Committee, the Company is pleased to share our ESG and Sustainability fact sheet. The ESG and Sustainability fact sheet is available on the Company's website, www.mcbankny.com.

Board Meetings and Committee Information

BOARD MEETINGS

Our Corporate Governance Guidelines provide that our directors are expected to attend all regular and special meetings of our Board and committees on which they sit. Directors are expected to attend annual meetings of stockholders as well. Our Board is engaged with the Company and its management team, and directors regularly contribute significant time and effort in preparing for meetings, addressing Company matters and guiding and constructively challenging management. Accordingly, and in the context of a challenging and volatile environment, our Board convened several special meetings in addition to its regular meeting schedule, and remained close to management on a variety of topics related to organizational strategy and business performance throughout the year. The Board met 13 times during 2024. No director attended fewer than 75% of the total number of Board meetings and committee meetings on which he or she served during the year. The average director attendance rate in 2024 was approximately 98.5%. All of our directors attended our 2024 annual meeting of stockholders except one incumbent director, who could not attend due to unavoidable extenuating circumstances.

COMMUNICATIONS WITH THE BOARD

Any stockholder who wishes to contact the Company's Board or an individual director may do so by writing to:



Metropolitan Bank Holding Corp.
99 Park Avenue, 12th Floor
New York, New York 10016
Attention: Corporate Secretary

The letter should indicate that the sender is a stockholder and, if shares are not held of record, should include appropriate evidence of stock ownership. Interested parties may also contact the Company's independent directors by writing to the address above. Communications are reviewed by the Corporate Secretary of the Company and are then distributed to the Board or the individual director, as appropriate, depending on the facts and circumstances outlined in the communications received. The Corporate Secretary of the Company may attempt to handle an inquiry directly or forward a communication for response by the director or directors to whom it is addressed. The Corporate Secretary of the Company has the authority not to forward a communication if it is primarily commercial in nature, relates to an improper or irrelevant topic, or is unduly hostile, threatening, illegal or otherwise inappropriate. In addition to the foregoing, the Company maintains a Code of Ethics (as discussed above) and a Whistleblower Policy (copies of which may be found on our website). Each document outlines methods by which parties may report ethics and/or accounting-related violations or concerns, including to the independent directors or the Audit Committee chair, as applicable.

COMMITTEES OF THE BOARD

The Board has established four standing committees, two of which (the Audit Committee and Risk Committee) are joint committees of the Board and the board of directors of the Bank. Each committee has the common obligation to make recommendations to our Board as appropriate and report periodically to the entire Board. The CG&N Committee is responsible for reviewing the composition and structure of the Board's standing committees, including the tenure of the committee chairs. The Board does not have a firm policy mandating rotation of committee assignments, and the CG&N Committee may consider the special knowledge or experience of certain directors in recommending that particular directors serve on certain committees for extended periods. The CG&N Committee's review is intended to support an appropriate distribution across, and skill sets within, each committee, as well as to advance the Board's refreshment and succession planning efforts.

Additional information about the standing committees of the Board, including committee composition, responsibilities, and operations, can be found in their charters, which are available on our website. The following table provides information regarding committee membership and the number of meetings each committee held in 2024, as well as a brief description of the committee's responsibilities. In addition, each of the Company's Board and the Bank's board of directors may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and its governance documents.

Audit Committee

Committee Members*
- William Reinhardt (*Chair*)
- Dale Fredston
- David Gold
- Terence Mitchell
- Katrina Robinson*

5 independent members
8 meetings in 2024

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of the integrity of the Company's financial statements and compliance with legal and regulatory requirements that may have a material impact on the Company's financial statements. The Audit Committee, among other matters:

- appoints, evaluates and determines the compensation and independence of the Company's independent auditors;
- reviews and pre-approves both audit and permissible non-audit services to be performed by the Company's independent auditors;
- reviews the quality and integrity of the Company's financial statements;
- reviews disclosure controls and procedures, internal controls, and corporate policies with respect to financial information;
- oversees any investigations into complaints concerning financial matters; and
- oversees the internal audit function, including approving all decisions regarding the appointment or removal of the Chief Internal Auditor and approving the annual internal audit plan.

The Audit Committee is comprised solely of members who satisfy the applicable independence and other SEC, NYSE and applicable bank regulatory requirements for audit committees and all such members have been determined to be independent by the Board. The Board has determined that Mr. Reinhardt and Mr. Gold each qualify as an "audit committee financial expert" as that term is defined in the rules and regulations of the SEC.

*   Starting in 2025, Ms. Pamula rotated off the Audit Committee and Ms. Robinson joined the Audit Committee.

Compensation Committee

Committee Members
- George Wolf (*Chair*)
- David Gold
- Terence Mitchell
- Robert Patent
- William Reinhardt

5 independent members
7 meetings in 2024

The Compensation Committee is responsible for discharging the Board's responsibilities relating to the compensation of the Company's executive officers and directors. The Compensation Committee, among other matters:

- evaluates and modifies compensation strategies;
- reviews and approves objectives relevant to executive officer compensation;
- evaluates performance and recommends to the Board the compensation of the CEO and other executive officers in accordance with those objectives;
- reviews and oversees the Company's compensation and benefit plans;
- recommends to the Board compensation for directors; and
- prepares the Compensation Discussion and Analysis to be included in the Company's proxy statements.

The Compensation Committee is comprised solely of members who satisfy the applicable independence requirements of the SEC and the NYSE and all such members have been determined to be independent by the Board. Our management provides information and recommendations for the Compensation Committee's decision-making process regarding the amount and form of executive compensation, except that no member of management will participate in the decision-making process with respect to his or her own compensation. The "*Compensation Discussion & Analysis*" starting on page 30 of this Proxy Statement discusses the respective roles of our management and the Compensation Committee's independent outside compensation advisor in determining and recommending executive compensation.

Corporate Governance and Nominating Committee

Committee Members*
- Dale Fredston (*Chair*)
- David Gold
- Chaya Pamula*
- Robert Patent
- Maria Ramirez
- William Reinhardt
- George Wolf

7 independent members
5 meetings in 2024

As further described on page 11 of this Proxy Statement, the CG&N Committee is responsible for making recommendations to the Board regarding candidates for directorships and determining the size and composition of the Board and its committees. In addition, the CG&N Committee, among other matters:

- develops and recommends procedures for reviewing stockholder recommendations for director nominees;
- designs and implements an annual evaluation to determine whether the Board and its committees are functioning effectively. Additional detail regarding the Board and committee effectiveness evaluation process is discussed on page 13.
- considers, recommends and reviews policies, practices, systems and disclosures related to the Company's general strategy on corporate responsibility, corporate governance, sustainability, health and safety, and other public policy matters relevant to the Company;
- reviews related party transactions, as required; and
- develops and recommends any changes to the Corporate Governance Guidelines.

The CG&N Committee is comprised solely of members who satisfy the applicable independence requirements of the SEC and the NYSE and all such members have been determined to be independent by the Board.

* Starting in 2025, Ms. Robinson rotated off the CG&N Committee and Ms. Pamula joined the CG&N Committee.

Risk Committee

Committee Members
- Anthony Fabiano (*Chair*)
- David Gold
- Terence Mitchell
- Chaya Pamula
- Maria Ramirez
- William Reinhardt

5 independent members
2 meetings in 2024 (since establishment in July 2024)

The Risk Committee is responsible for assisting the Board in its oversight of the Company's risks and risk appetite. See *Board's Role in Risk Oversight* on page 17 of this Proxy Statement for a discussion of the Risk Committee's duties and responsibilities.

The Risk Committee is comprised solely of non-management members, and a majority of members have been determined to be independent by our Board.

In addition to the Audit Committee and the Risk Committee, which are joint committees with the Company's Board, the board of directors of the Bank maintains a Credit Committee and an ARG Committee with distinct responsibilities related to the oversight and evaluation of the Bank's credit activities and credit risk management practices.

Credit Committee

Permanent Committee Members
- Robert Patent (*Chair*)
- Mark DeFazio
- David Gold
- Harvey Gutman
- William Reinhardt

4 independent members (1 management member) Each other director serves on the committee as a 'rotating member' with rotations occurring once a quarter in 2024
26 meetings in 2024

The Credit Committee is responsible for the review and approval of certain loans of a type and over an amount as outlined in the Bank's lending policies. The Credit Committee has 5 permanent members, including the Bank's CEO, Mark DeFazio. Each of the other 7 directors on the Bank's board of directors who are not 'permanent members' serve as rotating members of the committee, with rotations occurring on a quarterly basis in 2024 (and on a monthly basis starting in the second quarter of 2025).

Through its responsibilities, the frequency of meetings and the unique member rotation schedule, the Credit Committee affords directors the opportunity to better understand and oversee our credit activities, personnel and credit risk management practices, and to develop an independent perspective on the quality and composition of the Bank's credit portfolio and profile, and is a key driver in strengthening our governance framework.

Asset Recovery Group Committee

Committee Members
- Robert Patent (*Chair*)
- Mark DeFazio
- David Gold
- Harvey Gutman
- William Reinhardt

*4 independent members
(1 management member)
4 meetings in 2024*

The ARG Committee meets regularly with senior management to:
- review loans of a certain risk rating,
- review the Bank's loan workout policies and procedures, and
- evaluate and monitor action plans for certain individual credit risks.

The ARG Committee provides the board of directors of the Bank with a forum to provide guidance and constructive challenge to management, and actively monitor developments in the quality of the Bank's most sensitive credits and relationships.

As discussed in the "*Board's Role in Risk Oversight*" section above, in 2024, the Bank's board of directors repurposed certain of its committees to management-level committees. In particular, the Technology Committee, Operational Risk Management Committee, Asset/Liability Management Committee and Compliance Oversight Committee, each of which had been meeting regularly into the second half of 2024, were disbanded by the Bank's board of directors in favor of the establishment of the Risk Committee and reconstitution of the management-level committee framework.

In addition, in connection with the Board's refreshment and succession planning efforts, the CG&N Committee recommended, and the Board approved, the rotation of Ms. Pamula off the Audit Committee and onto the CG&N Committee, and the rotation of Ms. Robinson off the CG&N Committee and onto the Audit Committee, commencing with each committee's first meeting in 2025.

Director Compensation

The Compensation Committee is responsible for reviewing and making recommendations to the Board regarding non-management director compensation. The Compensation Committee conducts this review annually, with a view to attracting and retaining highly qualified directors and maintaining alignment with stockholders' interests while not calling into question the directors' objectivity. The compensation for non-management directors' services may include annual retainers, shares of our common stock, meeting fees, fees for serving as a committee chair, and fees for serving as a director of one of our subsidiaries (or on committees of the board of directors of such subsidiary).

DIRECTOR FEES

Annual Equity Retainer

Based on its review for 2024, the Compensation Committee recommended, and the Board approved, an annual equity award of 2,500 shares of common stock for each non-management director, which was the same amount that was awarded to non-management directors in 2023. The annual equity award was granted in the form of restricted stock units that vest on the first anniversary of the date that the award was granted.

2024 Meeting Fees and Retainers

Non-management directors received a cash fee for service as Board chair or chair of a committee, as well as a cash fee for attendance at committee meetings. The Compensation Committee met in late 2023 to design and recommend to the Board the compensation framework for 2024. In addition, in connection with the Board's restructuring of the committee structure, including the establishment of its Risk Committee, the Compensation Committee convened several times in 2024 to review the impact of the new committee structure and committee assignments to the non-management director compensation framework. As a result, the Board approved, on recommendation from the Compensation Committee, the following cash retainer and fee structure for 2024:

Board/Committee	Chair Retainer ($)	Per Meeting Fee ($)
Board	75,000	N/A
Audit Committee	50,000	5,000
Compensation Committee	15,000	4,000
Corporate Governance and Nominating Committee	15,000	4,000
Risk Committee*	35,000	4,000
Asset Recovery Group Committee (Bank Committee)	5,000	3,500
Credit Committee (Bank Committee)	10,000	3,500

* As the Risk Committee convened its first meeting in the last quarter of 2024, the Risk Committee chair retainer amounted to $8,750 ($35,000 pro-rated for the remaining quarter of 2024).

Compensation amounts for the committees that were disbanded by the Bank's board of directors in favor of the establishment of the Risk Committee amounted to:

Former Bank Board Committee	Chair Retainer ($)	Per Meeting Fee ($)
Technology Committee	10,000	3,500
Compliance Oversight Committee	10,000	3,500
Operational Risk Management Committee	25,000	3,500
Asset Liability Management Committee	—	3,500

2025 Director Compensation

In conducting its annual review of director compensation for 2025, the Compensation Committee recommended to the Board, and the Bank's board of directors approved, adjusting the structure for Credit Committee member compensation as follows:

Credit Committee (Bank Committee) Compensation Element	2024 Fee ($)	2025 Fee ($)
Committee Chair Retainer	10,000	35,000
Committee Member Meeting Fee	3,500	7,500

In 2024 and in the first quarter of 2025, rotating Credit Committee members received a $3,500 and $5,000 per meeting fee, respectively. Starting in the second quarter of 2025, the rotation schedule for directors that are not 'permanent members' of the Credit Committee was adjusted to accommodate monthly (rather than quarterly) rotations, and the per meeting fee for rotating members was increased to $7,500 (consistent with the per meeting fee for permanent members). The adjustment to the compensation framework reflects the Compensation Committee's views regarding the Credit Committee workload as well as comparative changes to directors' meeting commitments in connection with the new committee structure of the Board and the Bank's board of directors, and market practice. Other than the foregoing changes to the Credit Committee-related retainer and fees, the Compensation Committee did not adjust any other element of the non-management director compensation program for 2025.

DIRECTOR STOCK OWNERSHIP GUIDELINES

The Corporate Governance Guidelines provide that each director is encouraged to own shares of common stock of the Company at a level that demonstrates a meaningful commitment to the Company and the Bank, and to align the director's interests with the Company's stockholders. Accordingly, the guidelines provide that directors should acquire shares of the Company's common stock with a value of at least $100,000 (which shall be measured annually in connection with the preparation of the Company's Proxy Statement). Directors are expected to meet the ownership standards within three years from their first day as a director. As of the Record Date, each director complied with the stock ownership guidelines.

Moreover, directors are subject to an insider trading policy that prescribes restrictions on hedging and pledging, as described in further detail under the "*Compensation Discussion & Analysis*" section starting on page 30 below. This policy prohibits our directors from hedging Company securities owned directly or indirectly and from engaging in certain transactions involving our securities. Directors are also prohibited from pledging or holding Company securities in a margin account without Board approval. Directors are required to pre-notify the Company of any transaction in company stock or derivative securities (including gifts and other similar transactions).

2024 DIRECTOR COMPENSATION

The following table sets forth information regarding the compensation paid to the Company's non-management directors for the fiscal year ended December 31, 2024. Mr. DeFazio does not receive any additional compensation for service on the Company's Board and the Bank's board of directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1][2] ($)	Total ($)
Anthony J. Fabiano	132,250	126,750	259,000
Dale C. Fredston	180,000	126,750	306,750
David J. Gold[3]	201,000	126,750	327,750
Harvey M. Gutman[3]	115,500	126,750	242,250
Terence J. Mitchell	231,750	126,750	358,500
Chaya Pamula	103,500	126,750	230,250
Robert C. Patent[3]	178,500	126,750	305,250
Maria F. Ramirez	91,000	126,750	217,750
William Reinhardt[3]	385,500	126,750	512,250
Katrina Robinson	69,000	126,750	195,750
George J. Wolf, Jr.	112,000	126,750	238,750

(1) As required by SEC rules, amounts in this column represent the aggregate grant date fair value of stock-based compensation expense as required by FASB ASC Topic 718. Refer to note (1) in the Summary Compensation Table for additional detail on the grant date fair value of awards.

(2) Based on closing price of $50.70 on date of grant, January 24, 2024. As of December 31, 2024, each of the directors had 2,500 shares of unvested restricted stock units.

(3) These were the permanent members of the Credit Committee of the Bank's board of directors during 2024, which met 26 times in the year. Additional members rotated on a quarterly basis in 2024.

Executive Officers Who Are Not Directors

Biographical and professional information about our executive officers who do not serve on the Board is set forth below. Each of the Company's executive officers are appointed by the Board on an annual basis in accordance with our Bylaws. For more information pertaining to the compensation of our named executive officers, see the "*Compensation Discussion and Analysis*" section below.



Dixiana M. Berrios

Executive Vice President and Chief Operating Officer

Dixiana M. Berrios has served as Executive Vice President and Chief Operating Officer since July 2020. Before joining the Company, Ms. Berrios served as Executive Vice President and Director of Bank Operations of Amalgamated Bank from 2011 until 2020. Prior to her employment with Amalgamated Bank, Ms. Berrios served in several roles for Sterling National Bank from 1996 until 2011, including Senior Vice President and Director of Bank Operations. Ms. Berrios holds an MA from the Fletcher School of Law and Diplomacy at Tufts University and a BA from The University of Alabama. Age 52.



Laura Capra

Executive Vice President and Head of Retail Banking

Laura Capra has served as Executive Vice President and Head of Retail Banking since 2012. Prior to joining the Company, Ms. Capra was a Senior Vice President, District Executive at Sovereign/Santander Bank from 2006 until 2012. Ms. Capra spent the early years of her career with Independence Community Bank. Ms. Capra attended Middlesex County College. Age 57.



Daniel Dougherty

Executive Vice President and Chief Financial Officer

Daniel Dougherty has served as Executive Vice President and Chief Financial Officer since November 2023. Mr. Dougherty previously served as Treasurer since 2022. Prior to joining the Bank, Mr. Dougherty served as Executive Vice President and Treasurer at Investors Bank from 2016 to 2022. Mr. Dougherty is a Chartered Financial Analyst, received an MBA from St. John's University and BA in Economics from Stony Brook University. Age 63.



Frederik F. Erikson

Executive Vice President and General Counsel

Frederik F. Erikson has served as Executive Vice President and General Counsel since September 2023. Mr. Erikson previously held several leadership roles at Webster Bank, N.A. over two decades, including Deputy General Counsel for nine years. He earned a JD from the Albany Law School of Union University and a BA from the State University of New York. Age 52.



Gregory Gaare

Senior Vice President and Chief Risk Officer

Gregory Gaare has served as Senior Vice President and Chief Risk Officer since February 2024. Prior to joining the Company, he served as Deputy Chief Risk Officer at Flagstar Bank, N.A. from September 2020 to December 2023. Beginning in 2005, Mr. Gaare held leadership positions in banking supervision at both the Federal Reserve Bank of New York and the Federal Deposit Insurance Corporation. His early career assignments included various roles in banking at Barclays Bank PLC and as a Vice President in Fixed Income at Alliance Capital Management Corporation. He earned an MBA from New York University and a BS from Brooklyn College. Age 56.



Scott Lublin

Executive Vice President and Chief Lending Officer

Scott Lublin has served as Executive Vice President and Chief Lending Officer since April 2018. From January 2013 to April 2018, Mr. Lublin served as Executive Vice President at BankUnited, where he managed their New York City commercial real estate lending group. From 2008 until 2013, Mr. Lublin served as Senior Vice President of Metropolitan Commercial Bank's commercial real estate business. Mr. Lublin earned an MBA at Fordham University and a BS at SUNY Buffalo. Age 58.



Nick Rosenberg

Executive Vice President and Chief Business Development Officer

Nick Rosenberg has served as Executive Vice President and Chief Business Development Officer since June 2024. He previously served as Executive Vice President and Head of Global Payments from October 2018 to June 2024. Mr. Rosenberg joined the Company in 2001 and served as Executive Vice President and Chief Technology Officer from 2001 through October 2018. He is formally accredited as a Chartered Engineer and Member of the Institute of Engineering and Technology (UK) and Institute of Electrical and Electronics Engineers (USA). Mr. Rosenberg completed a postgraduate thesis in Development in Engineering and Technology and holds a BSc with Honors from the Open University (UK). Age 53.



Norman Scott

Senior Vice President and Chief Credit Officer

Norman Scott has served as Senior Vice President and Chief Credit Officer since September 2021. Previously, he held leadership roles at Lloyds Banking Group from 2009 until July 2021, last serving as the Head of Corporate Credit — North America. Mr. Scott graduated as a Member of the Chartered Institute of Bankers in Scotland, with a Bachelor's Degree in Banking and Finance. Age 53.

Proposal 2 — Advisory Vote on Named Executive Officer Compensation



We are asking stockholders to approve, on an advisory basis, the compensation of our Named Executive Officers (the "NEOs") (commonly referred to as a "Say-on-Pay" vote) as disclosed in the Compensation Discussion and Analysis ("CD&A") section of this Proxy Statement, the related compensation disclosure tables, and the narrative discussion that accompanies the compensation disclosure tables. This is the Company's third Say-on-Pay vote. The 2024 Say-on-Pay vote passed with 91.40% support. The Board has determined that the Company will hold an advisory, non-binding, stockholder vote on the compensation of the Company's NEOs on an annual basis until the next required vote on the frequency of future executive compensation votes (no later than the 2029 annual meeting of stockholders).

 **FOR THE REASONS INDICATED BELOW AND MORE FULLY DISCUSSED IN THE CD&A, THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE IN FAVOR OF THE FOLLOWING ADVISORY RESOLUTION:**

"**RESOLVED**, that the compensation paid to the Company's NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion that accompanies the compensation disclosure tables, is hereby approved."

As discussed in the CD&A, the Company's executive compensation program is designed to assist us in:

- attracting and retaining key executives critical to the Company's long-term success;
- motivating these executives to create value for our stockholders;
- providing cost-effective, timely and desired services to our customers;
- linking pay directly with performance; and
- discouraging excessive risk taking and balancing risk and reward, while taking into consideration stakeholder feedback as well as market trends and practices.

To support alignment with these goals, the Compensation Committee, with the assistance of its independent compensation consultant, Frederic W. Cook & Co., Inc. ("FW Cook"), seeks to effectively link pay with performance and provide base salary and incentive-based compensation, including target annual cash incentive compensation and target long-term equity-based incentive compensation, that are competitive with the median compensation levels at companies in our compensation benchmarking peer group. As part of its review, the Compensation Committee annually evaluates our executives' level of compensation, the mix of base salary, incentive-based compensation and retirement, and welfare benefits.

In calibrating incentive compensation, the Compensation Committee considers the Company's annual and long-term business plans and strategies, and certain other factors, including pay-for-performance alignment, economic and industry conditions, and compensation practices at the Company's peers. The Compensation Committee is committed to establishing goals for corporate and individual performance that are challenging but achievable, which drives executives to responsibly pursue achievement of the Company's short and long-term objectives.

 **THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS FOR 2024.**

Compensation Discussion and Analysis

CD&A Contents

Introduction

This CD&A describes our compensation philosophy and methodologies, and our current practices with respect to the remuneration programs for our NEOs. The compensation programs covering our NEOs are established, evaluated and maintained by the Compensation Committee. The Compensation Committee is comprised entirely of independent directors. The NEOs for the fiscal year ended December 31, 2024 are:



MARK R. DEFAZIO

President and Chief Executive Officer



SCOTT LUBLIN

EVP and Chief Lending Officer



DANIEL DOUGHERTY

EVP and Chief Financial Officer



LAURA CAPRA

EVP and Head of Retail Banking



NICK ROSENBERG

EVP and Chief Business Development Officer

Compensation Philosophy

Our compensation philosophy is aligned with the values that shape the Company's culture:

HIGH PERFORMANCE	RISK MANAGEMENT	ACCOUNTABILITY	EXECUTION OF THE COMPANY'S STRATEGY

The Company's compensation programs reflect our culture of accountability and stability, encouraging financial safety and soundness while discouraging excessive risk taking consistent with federal banking agency guidelines. We believe that compensation should closely reflect the achievement of pre-established business, strategic and operational results, which is reflected in our performance-based targeting philosophy. Utilizing performance measures that incentivize value creation for stockholders and are based on metrics of certain high-performing peers, we align the executive's team priorities with stockholders' interests and do not encourage unnecessary risk taking. We believe the long-term value of our compensation approach will continue to produce strong stockholder returns.

The policies and underlying philosophy governing the Company's executive compensation program, as endorsed by the Compensation Committee and the Board, are designed to accomplish the following:

- Maintain a compensation program that is competitive in the marketplace.
- Provide opportunities that align pay with the Company's annual and long-term performance goals.
- Align NEO compensation with the Company's performance.
- Manage the risk profile of the Company by aligning risk mitigation within the performance of individual and Company-wide goals.
- Encourage achievement of strategic objectives and the creation of stockholder value.
- Recognize and reward individual initiative and achievements while managing risk.
- Maintain an appropriate balance between base salary and short- and long-term incentive opportunities.
- Allow the Company to compete for, retain and motivate talented executives critical to its success, consistent with its compensation philosophy.

Guided by the foregoing principles, the Compensation Committee establishes and oversees the Company's executive compensation practices, including the determination of base salary and annual and long-term incentives.

Compensation and Governance Practices

In furtherance of the foregoing compensation philosophy, the Compensation Committee takes a rigorous approach to the review and consideration of pay practices and the compensation program for NEOs. Accordingly, the Compensation Committee has adopted certain practices to serve our stockholders' interests and support alignment with our standards for risk management. There are other practices that we avoid because we believe they do not serve these goals.

 **WHAT WE DO**

- Use an independent compensation consultant that is retained by and reports to the Compensation Committee
- Tie a significant portion of executive compensation to individual and Company performance
- Conduct an annual risk assessment of our compensation programs
- Mitigate compensation risk by subjecting annual and long-term incentive plans to payment caps
- Maintain a compensation clawback policy
- Use stock ownership guidelines for executive officers

WHAT WE AVOID

- Hedging of Company stock
- Encouraging excessive risk-taking through our compensation programs
- Providing supplemental executive retirement plans
- Offering excessive executive perquisites

Pay Program and 2024 Compensation Overview

Key components of our executive compensation program are outlined below:

Element	Type	2024 Highlights
Base Salary	Fixed	When setting base salaries, the Compensation Committee considers factors such as experience, responsibilities, job performance, and market compensation information.
		In 2024, the Compensation Committee approved base salary increases for all NEOs other than Mr. Dougherty, who was promoted to Executive Vice President and Chief Financial Officer late in 2023. The approved salary increases ranged from 2% to 5%.
Short-Term Incentive Compensation (Cash and Equity)	Variable	The Company maintains a performance-based annual incentive plan for the NEOs, which is contingent on the achievement of pre-established financial results for the Company and individual performance objectives tied to each NEO's specific role and responsibilities. The performance metrics generally have threshold, target and maximum goals to further align pay with performance.
Long-Term Incentive Awards (Equity)	Variable	The Compensation Committee, in its discretion, determines equity grants for the NEOs after considering each executive's performance, previous grant history, comparison to our peer group, and retention needs.

2024 Financial and Strategic Highlights



$66.7M	$6.0B	$6.0B	3.53%
Net Income	Loans	Total Deposits	Net Interest Margin

The Company delivered solid financial performance in 2024, a year of significant transition for the Company. Beyond our core commercial banking business, the Company made meaningful progress on two major initiatives. First, the Company reached a significant milestone and successfully exited its 22-year-old BaaS business with only residual operational tasks remaining as of year-end. Throughout the exit, the Company demonstrated its core strengths by replacing the deposits associated with this business timely and efficiently, while increasing net interest margin. Second, the Company made progress on its digital transformation initiative and expects to complete the investment in the franchise-wide new technology platform by the end of 2025. While managing these initiatives, the Company advanced its growth strategy with strong profitability and continued solid asset quality.

We were able to achieve the following results for 2024:

- Diluted earnings per share of $5.93 for the year ended December 31, 2024, compared to $6.91 for the prior year period. Net Income for 2024 was $66.7 million, compared to $77.3 million for the prior year period (a 13.7% year-over-year decrease in Net Income Growth). On an adjusted basis, Net Income increased from $73.2 million to $83.2 million year-over-year, resulting in Adjusted Net Income Growth of 13.7%.[1] Return on average equity, Return on Average Tangible Common Equity ("ROATCE") and Adjusted ROATCE for 2024 were 9.6%, 9.7%, and 12.2%, respectively.[2]

- Total loans, net of deferred fees and unamortized costs, were $6.0 billion at December 31, 2024, an increase of 7.3%, year-over-year.

- Total deposits were $6.0 billion at December 31, 2024, an increase of 4.3%, from December 31, 2023. The year-over-year increase reflects increases across most of the Bank's various deposit verticals, partially offset by decreased BaaS related deposits due to the successful completion of the global payments business wind down.

- Net interest margin for the year 2024 was 3.53% compared to 3.49% for the prior year.

- Non-interest expense was $173.6 million for the year 2024, an increase of $42.0 million from the prior year. The increase from the prior year was due primarily to a pre-tax $10.0 million regulatory reserve recorded in the third quarter of 2024, the $5.0 million reversal of the reserve in 2023, a $10.9 million increase in compensation and benefits related to the increase in the number and mix of employees, as well as severance related expenses, and a $6.1 million increase in technology costs related to the digital transformation initiatives.

---

(1)   Adjusted Net Income and Adjusted Net Income Growth are Non-GAAP financial measures. See reconciliation in Appendix A.

(2)   ROATCE and Adjusted ROATCE are Non-GAAP financial measures. See reconciliation in Appendix A.

- At December 31, 2024, the Company and Bank were "well capitalized" across all measures of regulatory capital, with total risk-based capital ratios of 13.3% and 13.0%, respectively.

Since its initial public offering, the Company has achieved strong returns for our stockholders as compared to other middle-market New York-area banks and the broader regional bank benchmark.

TOTAL RETURN PERFORMANCE SINCE IPO RELATIVE TO KRX[1] AND NYC BANKS[2][3]



Source: Bloomberg, FactSet, S&P Global Market Intelligence

(1)   KRX Index represents the KBW Regional Banking Index

(2)   Includes BKU, CNOB, DCOM, FFIC, FLG, OCFC, and VLY

(3)   Cumulative shareholder return (change in stock price plus reinvested dividends)

2024 Pay Components and Compensation Decisions

BASE SALARY

Annual base salaries are the fixed portion of our NEOs' cash compensation and are established after considering several factors including the executive's experience, responsibilities, management abilities and job performance, as well as market compensation information. The Compensation Committee believes that the 2024 base salaries of the Company's NEOs are competitive with companies of similar size, including those in the peer group.

Pay adjustments, if any, are generally made annually, after reviewing overall Company performance, individual performance and market data. In 2024, the Compensation Committee approved base salary increases for all NEOs other than Mr. Dougherty. Mr. Dougherty was promoted to Chief Financial Officer in November 2023 and his annual base salary was adjusted at that time to reflect this promotion. The Compensation Committee determined the base salary increases based on individual officer and Company performance, the specific duties and responsibilities of each officer, and a compensation comparison to external market data.

The table below shows the NEOs' annual base salaries in 2023 and 2024.

Name	Title	2023 Base Salary ($)	2024 Base Salary ($)	Increase Percentage
Mark R. DeFazio	President and Chief Executive Officer	980,000	**1,000,000**	2%
Scott Lublin	EVP and Chief Lending Officer	491,341	**510,994**	4%
Daniel Dougherty	EVP and Chief Financial Officer	400,000	**400,000**	—
Laura Capra	EVP and Head of Retail Banking	388,088	**407,492**	5%
Nick Rosenberg	EVP and Chief Business Development Officer	416,915	**433,591**	4%

SHORT-TERM INCENTIVES — AMENDED AND RESTATED EXECUTIVE ANNUAL INCENTIVE PLAN ("AIP")

In accordance with the Company's compensation philosophy, a significant portion of the compensation of our NEOs is performance-based and payable only if pre-established Company and individual performance objectives are achieved. For each NEO, target AIP bonuses subject to the achievement of specified performance goals are stated as a percentage of annual base salary. The target AIP bonuses payable to the NEOs for 2024 performance were, as a percentage of their respective annual base salary, as follows:

Name	2024 Target AIP Bonuses (% of Base Salary)
Mr. DeFazio	150%
Mr. Lublin	100%
Mr. Dougherty	100%
Ms. Capra	100%
Mr. Rosenberg	100%

The Compensation Committee reviews performance against pre-established financial and non-financial goals on an annual basis to determine the short-term incentive compensation of our NEOs. Awards under the AIP are substantially based on formulaic scorecard results derived from the achievement of pre-established goals relating to (i) objective corporate financial metrics (which are consistent for each NEO), and (ii) individual goals specific to each NEO's area of responsibility. The Compensation Committee assigns each metric in an executive's scorecard a weight, and establishes threshold, target, and maximum performance levels for the corporate financial metrics based on the Company's operating plan for the year, as approved by the Board. The individual performance metrics included in each NEO's scorecard are established based on aspects of the individual's area of control and responsibility that directly impact Company profitability, risk management and regulatory compliance. Scorecard results and the corresponding earnout are subject to minimum and maximum payout levels as established by the Compensation Committee. In addition, the Company may grant, subject to the approval of the Compensation Committee and the Board, discretionary short-term incentive payments.

In the first quarter of 2024, the Compensation Committee established the scorecard for each of our executive officers, including the threshold, target and maximum performance levels for each corporate financial metric. The Compensation Committee made the following decisions in establishing each NEO's scorecard:

- Consistent with the prior performance period, the Compensation Committee set the corporate performance goals for each NEO's scorecard using Net Income Growth and ROATCE, in each case on an adjusted basis to account for expenses associated with the Company's digital transformation initiative, the Company's exit from the global payments business, and other compliance, legal and regulatory expenses. For further discussion of these adjustments, see "*Pay Versus Performance*" below as well as the reconciliation to the corresponding generally accepted accounting principles ("GAAP") measure in Appendix A. The Compensation Committee also determined to set the maximum earnout for the corporate performance component of the scorecard at the target threshold. The following table outlines the performance measures and earnout thresholds comprising the corporate performance component of each NEO's scorecard:

Corporate Performance Measures[1]	Threshold	Target	Maximum
Adjusted Net Income Growth	9.35 – 10.99%	11%	—
Adjusted ROATCE	8.5% – 9.99%	10%	—

(1)   Adjusted ROATCE and Adjusted Net Income Growth are non-GAAP financial measures. See reconciliation in Appendix A.

- The Compensation Committee established a target short-term incentive for Mr. DeFazio of $1.5 million for 2024, $1.2 million of which was subject to the achievement of the corporate performance component and $300,000 of which was subject to the discretion of the Board based on a holistic evaluation of Mr. DeFazio's overall performance in 2024. Mr. DeFazio's short-term incentive was set to payout 33% in restricted stock units that vest in equal installments over a three-year period and 67% in cash.

- For our NEOs other than the CEO, the Compensation Committee set a threshold or minimum payout for 2024 at 50% of salary, a target payout of 100% of salary for the attainment of the target level across all scorecard metrics, and a maximum payout of 125% of salary.

- If at the end of the performance period, the Board determined (on the recommendation from the Compensation Committee) that the NEO has met or exceeded the requirements for a specific goal, the NEO is given 100% credit for the weighting of a particular category. If it is determined that a specific goal is attained at the threshold expected level, the NEO is given 85% credit for the weighting of a particular performance goal.

After the 2024 performance period, the Board, on approval and recommendation from the Compensation Committee, reviewed and approved the scorecard results and corresponding payouts, as summarized for each NEO in the tables below.

Mark DeFazio — President & CEO

AIP Performance Measures	Performance Goals			Outcome	Incentive Payout ($)
	Threshold ($)	Target ($)	Maximum ($)		
Corporate Performance (67%)	600,000	1,200,000	1,200,000	Target	1,200,000
Safety and Soundness (33%)[1]	150,000	300,000	450,000	Exceeds	450,000
Total	750,000	1,500,000	1,650,000		1,650,000[2]

(1) The Compensation Committee determines the level and extent of achievement in the management of the Bank's safety and soundness during the performance period by reviewing the audits of the independent registered public accountant, the results of regulatory examinations, Asset Liability Committee reports, write-offs, portfolio risk metrics and other metrics/ indicators of the safety and soundness of the Bank.

(2) Payable $1,100,000 in cash and $550,000 in restricted stock units, which vests in three equal annual installments beginning on the first anniversary of the date of grant.

Scott Lublin — EVP & Chief Lending Officer

AIP Performance Measures	Performance Goals			Outcome	Incentive Payout[1] ($)
	Threshold (85%) ($)	Target (100%) ($)	Maximum (118%) ($)		
Corporate Performance (50%)	127,749	255,497	255,497	Target	255,497
Business Performance (50%)	127,749	255,497	383,246	Target	255,497
Net Loan Growth (12% year-over-year)[2]				Meets	
Net Increase of $75 Million in Lending Deposit Relationships (10% Demand Deposit Accounts)[2]				Meets	
Net Charge Offs Not to Exceed 50 Basis Points				Meets	
Ensure Credit Committee Only Considers High Quality Credit Requests for Approval				Meets	
Efficiently Follow Up on Opportunities Presented for Review and Execution				Meets	
Total[3]	255,497	510,994	638,743		510,994

(1) Payable 25% in cash and 75% in restricted stock units, which vest in three equal installments beginning approximately one year after the date of grant.

(2) After the establishment of Mr. Lublin's scorecard in the first quarter of 2024, senior management, with oversight from the Board, adjusted aspects of the Company's 2024 operating and strategic plan and targets, including the lending strategy, to focus on maintaining strong NIM expansion and capital preservation through the end of the performance period. The Company achieved these objectives in 2024 in part through significant loan pricing discipline. The Compensation Committee also assessed that the deposit growth metric achieved below Target owing to idiosyncratic year-end transactions related to a few large depositors. While the original target threshold was not met for these performance goals, the Compensation Committee considered the foregoing factors, consistent with the terms of the AIP, to assess Mr. Lublin at Target for these performance measures.

(3) Totals may not foot due to rounding.

Daniel Dougherty — EVP & Chief Financial Officer

AIP Performance Measures	Threshold (85%) ($)	Target (100%) ($)	Maximum (118%) ($)	Outcome	Incentive Payout[1] ($)
	Performance Goals				
Corporate Performance (50%)	100,000	200,000	200,000	Target	200,000
Business Performance (50%)	100,000	200,000	300,000	Above Target	275,000
Maintain Deposit and Loan Pricing Discipline to Manage Stable NIM				Exceeds	
Timely Manage Strategic and Capital Planning Process				Exceeds	
Manage Finance and Accounting Group, including Timely and Accurate Reporting				Meets	
Maintain Regular Communication with Top 20 Shareholders				Exceeds	
Total[2]	**200,000**	**400,000**	**500,000**		**475,000**

(1) Payable 25% in cash and 75% in restricted stock units, which vest in three equal installments beginning approximately one year after the date of grant.

(2) Totals may not foot due to rounding.

Laura Capra — EVP & Head of Retail Banking

AIP Performance Measures (Weight)	Threshold (85%) ($)	Target (100%) ($)	Maximum (118%) ($)	Outcome	Incentive Payout[1] ($)
	Performance Goals				
Corporate Performance (50%)	101,873	203,746	203,746	Target	203,746
Business Performance (50%)	81,498	203,746	285,245	Above Target	219,027
Total Deposit Growth of $250 Million (10% Demand Deposit Account Growth)				Meets	
High Customer Service Satisfaction				Exceeds	
Increase Lending Deposit Relationships				Meets	
Satisfactory Retail Audit Reports				Meets	
Satisfactory Retail Regulatory Reports				Meets	
Title Escrow Technology Launch				Meets	
Total[2]	**183,372**	**407,492**	**488,991**		**422,773**

(1) Payable 25% in cash and 75% in restricted stock units, which vest in three equal installments beginning approximately one year after the date of grant.

(2) Totals may not foot due to rounding.

Nick Rosenberg — EVP & Chief Business Development Officer

AIP Performance Measures	Threshold (85%) ($)	Target (100%) ($)	Maximum (118%) ($)	Outcome	Incentive Payout[1] ($)
	Performance Goals				
Corporate Performance (50%)	108,398	216,796	216,796	Target	216,796
Business Performance (50%)	108,398	216,796	325,194	Target	216,796
Explore New Product Initiative to Drive Net Interest Income and Lower Cost Deposits				Meets	
Secure Tier 1 Acquirer License Approval from Card Brands				Meets	

AIP Performance Measures	Performance Goals				
	Threshold (85%) ($)	Target (100%) ($)	Maximum (118%) ($)	Outcome	Incentive Payout[1] ($)
Establish Two Direct to Merchant Acquiring Relationships in Gaming and Sports Betting				Meets	
Build Out Company's Acquiring Group				Meets	
Support Full Exit from global payments business by Year-End 2024				Meets	
Total[2]	216,796	433,591	541,989		433,591

(1) Payable 25% in cash and 75% in restricted stock units, which vest in three equal installments beginning approximately one year after the date of grant.

(2) Totals may not foot due to rounding.

LONG-TERM INCENTIVES

Long-term incentive awards, such as time-based restricted stock units and performance-based stock units, are the third key component of our NEOs' total compensation. The Compensation Committee believes employee stock ownership is important for our NEOs. Moreover, deferred equity awards motivate our executives, reward them for the achievement of financial goals that support the sustainable growth of the Company, and reinforce their alignment with stockholder interests. The Compensation Committee believes that this combination of long-term time and performance-based equity-based compensation complements the short-term cash incentive compensation and helps balance short-term decisions with long-term outcomes.

Long-term incentive awards are granted to executive officers through our stockholder-approved Amended and Restated 2022 Equity Incentive Plan (the "Equity Plan"). The Compensation Committee approves all equity award grants and oversees the administration of the Equity Plan. Factors considered by the Compensation Committee in awarding long-term incentive awards include:

- each executive's performance,
- previous grant history,
- comparison to our peer group, and
- the Company's strategic goals and retention needs.

The following table provides the mix of time-based restricted stock units and performance-based restricted stock units ("PRSUs") granted by the Compensation Committee for the 2024 performance period (as well as a comparison to the mix of awards granted for the 2023 performance period:

Named Executive Officer	2023 Long-Term Incentive Target Awards		2024 Long-Term Incentive Target Awards	
	Time-Based Restricted Stock Units (#)	Performance-Based Restricted Stock Units (#)	Time-Based Restricted Stock Units (#)	Performance-Based Restricted Stock Units (#)
Mark DeFazio	36,469	—	9,453	48,840
Scott Lublin	11,199	—	6,587	24,420
Daniel Dougherty	5,470	—	6,123	—
Laura Capra	8,492	—	5,449	—
Nick Rosenberg	7,792	—	5,589	—

The time-based restricted stock units granted to our NEOs vest in three equal annual installments starting on the first anniversary of the grant date.

The Compensation Committee last granted PRSUs to Messrs. DeFazio and Lublin in 2021 (the "2021 PRSUs"). Following the 2021 PRSUs' three-year performance period ending December 31, 2023, the Compensation Committee determined, consistent with past practice, to grant new PRSUs to Mr. DeFazio and Mr. Lublin in 2024 (the "2024 PRSUs"). In each case, the earnout on the PRSUs was based on the achievement of corporate and individual performance goals over the 2024 performance period, as established by the Compensation Committee, and pay out in restricted stock units that vest in equal installments over a three-year period starting in 2025. In furtherance of this long term incentive component of the compensation program, the Compensation Committee expects to continue the practice of granting PRSUs to our NEOs on an annual, rolling basis with at least a one-year performance period.

For Mr. DeFazio, the Compensation Committee established a target earnout for his 2024 PRSU award at $2 million. 50% of the 2024 PRSU earnout was subject to the Company's 2024 ROATCE percentile against the Company's compensation benchmarking peer group and 50% was subject to the discretion of the Board based on a holistic evaluation of Mr. DeFazio's overall performance in 2024, with an emphasis on the management of the Company's safety and soundness.

Long-Term Incentive Goals	Target Earnout (# of Restricted Stock Units)	Outcome	Earnout (# of Restricted Stock Units)
Corporate Performance (50%)	24,420	Below Target	—
ROATCE[1] Percentile (100% at 65th percentile or higher, 75% between 60th and 65th percentile, and 50% between 55th and 60th percentile)			
Safety and Soundness (50%)[2]	24,420	Target	24,420
Total			**24,420[3]**

(1) ROATCE is a Non-GAAP financial measure. See reconciliation in Appendix A.

(2) The Compensation Committee determines the level and extent of achievement in the management of the Bank's safety and soundness during the performance period by reviewing the audits of the independent registered public accountant, the results of regulatory examinations, Asset Liability Committee reports, write-offs, portfolio risk metrics and other metrics/ indicators of the safety and soundness of the Bank.

(3) Payable in restricted stock units, which vest in three equal installments beginning approximately one year after the date of grant.

Following the 2024 performance period, the Compensation Committee assessed the earnout for Mr. DeFazio's 2024 PRSUs at 50% of target.

For Mr. Lublin, the Compensation Committee established a target earnout for his 2024 PRSU award at $1 million. 70% of the 2024 PRSU earnout was subject to achievement of certain corporate performance measures for 2024, and 30% was subject to achievement of certain performance measures related to Mr. Lublin's area of control and responsibility.

Long-Term Incentive Goals	Target Earnout (# of Restricted Stock Units)	Outcome	Earnout (# of Restricted Stock Units)
Corporate Performance (70%)	17,094	Below Target	—
Net Loan Growth 12% to 15% Per Year			
Net Increase of $100 million in Lending Relationships, with 5% Demand Deposit Account Growth Per Year			
Individual Performance (30%)	7,326	Target	7,326
Net Charge Offs of Less Than 25 basis points per year			
Maintain No Net Increases in Year-Over-Year Material Loan Exceptions			
Total			**7,326[1]**

(1) Payable in restricted stock units, which vest in three equal installments beginning approximately one year after the date of grant.

Following the 2024 performance period, the Compensation Committee assessed the earnout for Mr. Lublin's 2024 PRSUs at 30% of target.

Additional Compensation Elements

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

The Company maintains employment agreements with Mr. DeFazio and Mr. Lublin and change in control agreements with Ms. Capra, Mr. Rosenberg and Mr. Dougherty. The employment agreements set forth Mr. DeFazio and Mr. Lublin's base salary and employee benefits, as well as providing them with the opportunity to receive certain post-employment payments and benefits, including acceleration of equity awards in the case of certain involuntary terminations of employment without cause or resignations for good reason. The employment agreements also prohibit them from recruiting or soliciting our employees or customers or disclosing our confidential information or business practices. The change in control arrangements provide Ms. Capra, Mr. Rosenberg and Mr. Dougherty with the opportunity to receive certain post-employment payments and benefits in the case of certain qualifying terminations of employments following a change in control of the Company or Bank. Additional information on the terms and provisions of the agreements and arrangements can be found in the *Compensation Matters* section of this Proxy Statement starting on page 44.

EXECUTIVE PERQUISITES

Our NEOs do not receive perquisites other than certain transportation benefits. Beyond the commuter benefits available to all full-time employees, the Company provided Mr. DeFazio with transportation benefits in 2024. In addition, the Company provides executive officers with executive long-term disability insurance benefits. These benefits are reported below in the "*Summary Compensation Table.*"

BROAD-BASED BENEFITS PROGRAMS

Our NEOs participate in the benefit programs that are available to all full-time employees, as described in the *Board's Role in Human Capital Management and Oversight* section starting on page 19 above.

Compensation Determination Process

ROLE OF COMPENSATION COMMITTEE

The Compensation Committee is responsible for the creation, implementation, and administration of the overall compensation program for the CEO and other executive officers. The Compensation Committee takes into consideration the recommendations of the CEO for all other executive officers, as well as considering and making recommendations concerning compensation, benefit plans, and implementation of sound personnel policies and practices Company-wide. The Compensation Committee has the following responsibilities:

- Review the overall human resource development and compensation strategy for the CEO, and executive officers, and consider and make recommendations to the Board regarding compensation for the Company's non-management directors.
- Evaluate the performance of the CEO, and approve the CEO's annual goals and recommend to the Board the amount and composition of the CEO's total compensation.
- Evaluate and recommend to the Board the amount of and composition of the compensation of the Company's non-CEO executive officers.
- Evaluate the annual executive incentive compensation plan in light of participation, goals and budgetary considerations.
- Review, evaluate and oversee the Company's compensation and benefit plans, including the incentive and equity-based plans.
- Oversee the administration of the Company's stock benefit plans.

For more information about the Compensation Committee, see the "*Board Meetings and Committee Information*" section starting on page 21 of this Proxy Statement. The Compensation Committee reviews, evaluates and recommends to the full Board the amount of and composition of the compensation of the CEO and our non-CEO executive officers, including annual base pay, incentive compensation and/or equity grants. The full Board has ultimate responsibility for approving the compensation of our CEO and our non-CEO executive officers, after considering the recommendation from the Compensation Committee.

ANALYSIS OF COMPENSATION RISK

In setting compensation, the Compensation Committee considers the risks to the Company and its stockholders that may be inherent in the compensation program and to achievement of the Company's strategic and business goals. Based on its review, the Compensation Committee believes the Company's compensation programs represent an appropriate balance of short-term and long-term compensation and do not encourage executive officers or other employees to take unnecessary or excessive risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee's review also considered the Company's internal controls, policies, and risk-mitigating components in the Company's incentive arrangements currently in place.

ROLE OF COMPENSATION CONSULTANT

In 2024, the Compensation Committee continued to retain the services of FW Cook to provide executive compensation consulting services. FW Cook helped facilitate the executive officer compensation process, including the annual review and update of the compensation peer group for comparing our executive officer's compensation to the market, and FW Cook assisted in the preparation of certain proxy statement disclosures. Throughout the year, FW Cook attends certain meetings of the Compensation Committee. They also provide input on meeting materials and advise on other matters considered by the Compensation Committee. FW Cook reported directly to the Compensation Committee, who has the authority, in its sole discretion, to retain any adviser to assist in the performance of its duties or to terminate any advisor to the Compensation Committee. The Compensation Committee annually reviews the independence of its compensation consultant. FW Cook maintains, and has provided to the Compensation Committee, a written policy designed to avoid and address potential conflicts of interest. After taking into account the factors set forth in the SEC and NYSE rules, the Compensation Committee determined that FW Cook is independent and that there is no conflict of interest resulting from the FW Cook relationship with the Company in 2024.

ROLE OF MANAGEMENT

Management assists the Compensation Committee in recommending agenda items for its meetings and by gathering and producing information for these meetings. The CEO and other executive officers may participate in Compensation Committee meetings to provide background information and other requested items but are not present during the approval/ recommendation or discussions of their own compensation. The CEO provides recommendations to the Compensation Committee for the other NEOs regarding compensation, performance goals, and other employment-related matters, such as hiring, promotions, terminations and severance payments. The Compensation Committee considers the CEO's recommendations but retains authority to approve or recommend to the Board compensation decisions for approval.

PEER GROUP

In June 2024, in light of the Bank's exit from the global payments business, the Compensation Committee sought to reconstitute the peer group to more closely capture similarly sized and situated banks that primarily focus on commercial banking activities. As part of this evaluation, the Compensation Committee reviewed the compensation benchmarking peer group with a lens on:

- **Operations and scale** — financial institutions that operate within range of the Company's key size indicators (primarily total assets and market capitalization) and within the Company's industry sub-classification (Regional Banking).
- **Business characteristics** — financial institutions that are public companies, listed on major US exchanges, that compete directly with the Company for talent due to the primary business similarities, that attract similar investor profiles and that focus primarily on commercial banking (as expressed by commercial loans as a percentage of total loans).

Based on this review, the Compensation Committee determined to remove several companies from the 2023 benchmarking peer group primarily due to misalignment with the criteria described above, including operating payment processing segments with which the Company no longer competes. In addition, Blue Foundry Bancorp, Dime Community Bancshares, and NB Bancorp were added to the peer group. These three banks have significant commercial banking operations, including in markets in which the Company does or could compete. The 2024 compensation benchmarking peer group approved by the Compensation Committee is as follows:

2024 Peer Group	
Amalgamated Financial Corp. (AMAL)	National Bank Holdings Corporation (NBHC)
Bank First Corporation (BFC)	NB Bancorp, Inc. (NBBK)
Blue Foundry Bancorp (BLFY)	Pathward Financial, Inc. (CASH)
Byline Bancorp, Inc. (BY)	QCR Holdings, Inc. (QCRH)
ConnectOne Bancorp, Inc. (CNOB)	The Bancorp, Inc. (TBBK)
Dime Community Bancshares, Inc. (DCOM)	Univest Financial Corporation (UVSP)
Enterprise Bancorp, Inc. (EBTC)	Veritex Holdings, Inc. (VBTX)
First Foundation Inc. (FFWM)	

Although the decisions regarding NEO compensation levels are guided by the Compensation Committee's use of information related to the peer group and market survey data, the Compensation Committee does not commit to setting our executive pay levels at any particular percentile or ranking of the peer group. As outlined in this CD&A, the Compensation Committee also takes into account the prevailing economic environment, individual performance, experience and the current financial condition of the Company.

Other Compensation Considerations

ANTI-HEDGING POLICIES

The Company's Insider Trading Policy and Corporate Governance Guidelines each include a prohibition on hedging by its directors, and executive officers and employees, even when permitted by law, to further align the Company's executives, directors and employees with stockholder interests. The Company's Insider Trading Policy and Corporate Governance Guidelines each prohibit the Company's directors, executive officers and employees from engaging in speculative transactions in derivatives of the Company's securities, such as puts, calls, options (other than those granted under the Company's benefit plans) or other derivatives. Transactions that are otherwise designed to hedge or offset the economic risk of owning shares of Company common stock are also prohibited.

INSIDER TRADING POLICY

The Company has policies and procedures in place that it believes are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and the NYSE listing standards. The Company's Insider Trading Policy prohibits any director, executive officer or employee who is aware of material nonpublic information relating to the Company from, directly or through family members or other persons or entities, (i) buying or selling securities of the Company (other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1), or engaging in any other action to take personal advantage of that information or (ii) passing that information on to others outside the Company, including family and friends. In addition, the Company's Insider Trading Policy provides that no director, officer or other employee of the Company who, in the course of working for the Company, learns of material nonpublic information about a company with which the Company does business, including a customer or supplier of the Company, may trade in that company's securities until the information becomes public or is no longer material. The Company's Insider Trading Policy also prohibits, among other things, short-term trading of the Company's securities, short sales of the Company's securities, holding securities in a margin account (unless, in the case of margin, the individual receives prior approval from the Board), and, as noted, hedging and other derivative transactions.

CLAWBACK POLICY

Consistent with the final SEC rule adopted in October 2022 to implement Section 954 of the Dodd Frank Act and the related NYSE listing standard, the Company adopted an Incentive Compensation Recoupment Policy, commonly referred to as a "clawback policy," on September 26, 2023, which applies to incentive-based compensation received by an executive officer during the three prior fiscal years immediately preceding the year in which the Company is required to issue an accounting restatement. In the event of such an accounting restatement, the Company will seek to recover from executive officers any incentive-based compensation they received that would have been less had it been calculated based on the restated financial statements. Any compensation that is (i) granted, earned, or vested based wholly or in part upon the attainment of any financial reporting measure, and (ii) received on or after October 2, 2023, is subject to potential recoupment under this policy.

STOCK OWNERSHIP GUIDELINES FOR EXECUTIVE OFFICERS

In 2023, the Company adopted Stock Ownership Guidelines for Executive Officers, which encourage an equity interest in the Company at a level sufficient to assure the Company's stockholders of the NEOs' commitment to value creation while satisfying the executive officers' need for portfolio diversification.

The current stock ownership targets are as follows:

- CEO: **6x** annual base salary
- Other NEOs: **3x** annual base salary
- Other executive officers that are not NEOs: **1x** annual base salary

Shares of common stock that are beneficially owned (including shares held by an executive officer's immediate family members or held in trust) will be counted towards meeting this goal. Restricted shares and restricted stock units that remain subject to achievement of performance goals and shares underlying outstanding stock options or otherwise subject to a right to acquire will not be included in calculating ownership under these guidelines. NEOs are expected to meet the requirements of the Stock Ownership Guidelines for Executive Officers within five years from the Effective Date of the Stock Ownership Guidelines or his/her initial appointment, whichever is later. The number of shares of Company common stock owned by each NEO is provided in the "*Stock Ownership*" section on page 67 of this Proxy Statement.

COMPENSATION POLICY RISK ASSESSMENT

The Compensation Committee reviews the compensation of our NEOs, as well as the overall compensation practices for the organization. Performance incentive programs are reviewed and approved by the Compensation Committee, with the exception of our NEOs, whose compensation is reviewed by the Compensation Committee and subsequently presented to our full Board for approval. An important aspect of the review is an assessment of whether the programs encourage our NEOs or any other employee of the Company to take unacceptable risk, in the short or long term. Upon due consideration of these items, the Compensation Committee believes that the Company's compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on its business or operations.

TAX DEDUCTIBILITY OF EXECUTIVE OFFICER COMPENSATION

Under Section 162(m) of the Internal Revenue Code of 1986, as amended by the Tax Cuts and Jobs Act enacted on December 22, 2017 (the "Tax Act"), publicly traded companies are subject to limits on the deductibility of executive compensation. Deductible compensation is limited to $1 million per year for each "covered employee," defined as the public company's principal executive officer, principal financial officer, and three additional highest compensated officers during any taxable year of the company beginning after December 31, 2017. For tax years prior to January 1, 2018, compensation that was considered "qualified performance-based compensation" was exempt from this limit. The Tax Act provides "grandfathered" treatment for certain compensation in excess of the $1 million deductibility limitation, including compensation that is "qualified performance-based compensation" within the meaning of Section 162(m) prior to the Tax Act, if payable pursuant to a written binding contract in effect as of November 2, 2017 that is not modified in any material respect thereafter. Now that the qualified performance-based compensation exception is generally no longer available, the Compensation Committee may determine to award compensation that exceeds the deductibility limit under Section 162(m) or otherwise pay non-deductible compensation when it believes that other considerations outweigh the tax deductibility of compensation.

STOCKHOLDER ENGAGEMENT AND STOCKHOLDER VOTE ON EXECUTIVE COMPENSATION

At the annual meeting of stockholders of the Company held on May 29, 2024, the Company's stockholders approved, on a non-binding advisory basis, the compensation of the Company's NEOs (commonly referred to as a "Say-on-Pay" vote). In advance of the 2024 annual meeting, we reached out to investors representing **over 50%** of our outstanding common stock in 2024, seeking to engage in a number of matters with our top shareholders, including on matters related to executive compensation. The Board and the Compensation Committee considers the recommendations of stockholders through our engagement efforts as well as in connection with the voting on our Say-on-Pay proposals and determined that the Company would not make any material modifications to the compensation decisions and policies for the NEOs.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of our Compensation Committee is currently or was previously an officer or employee of the Company or the Bank. In addition, none of our executive officers serve or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any company or other entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee of the Board

    

| **GEORGE J. WOLF, JR.** *(Chair)* | **DAVID J. GOLD** | **TERENCE J. MITCHELL** | **ROBERT C. PATENT** | **WILLIAM P. REINHARDT** |

Compensation Matters

Summary Compensation Table

The following table sets forth certain information as to the total compensation paid to the Company's NEOs for the fiscal years ended December 31, 2024, December 31, 2023 and December 31, 2022. In accordance with SEC rules, the total compensation paid to the Company's NEOs reflects the value of equity-based awards for the year they are granted. A summary of the Compensation Committee's decisions on the compensation awarded to our NEOs for 2024 performance can be found in the *Compensation Discussion & Analysis* section of this Proxy Statement, which begins on page 30.

Name	Year	Salary ($)	Stock Awards[1] ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation[2] ($)	Total ($)
Mark R. DeFazio	2024	1,000,000	3,499,968	1,100,000	34,024	5,633,992
President and CEO	2023	980,000	1,500,000	500,000	26,460	3,006,460
	2022	980,000	3,106,384	500,000	25,710	4,612,094
Scott Lublin	2024	510,994	1,460,614	127,749	17,866	2,117,223
EVP and Chief Lending Officer	2023	491,341	531,498	153,544	11,460	1,187,843
	2022	472,443	424,918	177,166	10,710	1,085,237
Daniel Dougherty	2024	400,000	225,000	118,750	17,224	760,974
EVP and Chief Financial Officer	2023	400,000	100,000	75,000	11,460	586,460
	2022	290,000	—	100,000	2,992	392,992
Laura Capra	2024	407,492	349,279	105,693	17,713	880,177
EVP and Head of Retail Banking	2023	388,088	370,829	116,426	11,460	886,803
	2022	373,161	367,830	123,610	10,710	875,311
Nick Rosenberg	2024	433,591	320,504	108,398	15,979	878,472
EVP and Chief Business Development Officer	2023	416,915	409,831	106,835	11,460	945,041
	2022	404,771	437,853	136,610	10,710	989,944

(1) Amounts in this column represent the aggregate grant date fair value of stock awards granted during the year indicated with respect to performance during the prior year. For example, the stock awards granted to the NEO in 2024 were for the 2023 performance year. The NEOs were also granted stock awards in 2025 for the 2024 performance year, which are not shown in the table above. The grant date fair values are calculated in accordance with FASB ASC Topic 718. For additional information on the valuation assumptions for these grants, see Note 14 (Stock Compensation Plan) to our Consolidated Financial Statements included in our Form 10-K for the year-ended December 31, 2024.

(2) For 2024, the amounts set forth in the All Other Compensation column from the table above includes the following items:

Name	Life Insurance Premiums ($)	Executive Supplemental Life and Disability Insurance Premiums ($)	Transportation ($)	401(k) Employer Contribution ($)	Total ($)
Mark R. DeFazio	780	6,017	16,877	10,350	**34,024**
Scott Lublin	780	5,956	780	10,350	**17,866**
Daniel Dougherty	780	5,314	780	10,350	**17,224**
Laura Capra	780	5,803	780	10,350	**17,713**
Nick Rosenberg	780	4,069	780	10,350	**15,979**

EMPLOYMENT AGREEMENTS

The Company and the Bank have entered into an employment agreement with each of Messrs. DeFazio and Lublin. The employment agreements are substantially similar. Each employment agreement has an initial term of three years and automatically renews daily so that the remaining term will always be three years, unless a notice is provided to the executive that the agreement will not renew. These employment agreements set forth a base salary and provide for participation in bonus programs, benefit plans applicable to executive officers and automobile benefits. The executive's employment may be terminated for cause at any time, in which event the executive would have no right to receive unearned compensation or other benefits for any period after termination.

Certain events resulting in the executive's termination or resignation entitle the executive to payments of severance benefits following termination of employment. In the event of the executive's involuntary termination for reasons other than for cause, disability or retirement, or if the executive resigns for good reason (as defined in the agreement) during the term of the agreement, then the executive would be entitled to a cash lump sum payment equal to three times (two times for Mr. Lublin) the executive's base salary plus an amount equivalent to the bonus received by, and/or determined to be paid to, the executive with respect to the year immediately before the year in which such termination occurred. Section 409A of the Internal Revenue Code 1986, as amended, (the "Internal Revenue Code") may require that a portion of the above payments cannot be made until six months after termination of employment. In addition, the executive would become fully vested in any outstanding unvested equity or equity-based awards.

In the event of a change in control of the Company or the Bank, the executive would be entitled to a cash lump sum payment equal to three times (two times for Mr. Lublin) the executive's base salary plus an amount equivalent to the bonus received by, and/or determined to be paid to, the executive with respect to the year immediately before the year in which such change in control occurred. In addition, in the event of the executive's involuntary termination for reasons other than for cause, disability or retirement, or in the event the executive resigns for good reason (as defined in the agreement) in connection with or following a change in control, the executive would become fully vested in any outstanding unvested equity or equity-based awards. Section 4999 of the Internal Revenue Code imposes a 20% excise tax on certain "excess parachute payments" made to "disqualified individuals" (as defined in the Internal Revenue Code) in connection with a change in control. Under Section 280G of the Internal Revenue Code, such "excess parachute payments" are also non-deductible to the Company. If payments that are contingent on a change in control to a disqualified individual (which includes the NEOs) exceed three times the individual's "base amount" (as defined in the Internal Revenue Code), then the amount by which such amount exceeds one times the individual's "base amount" will be deemed an "excess parachute payment." Pursuant to his employment agreement, the Company will reimburse Mr. DeFazio for the amount of the excise tax, if any, and make an additional gross-up payment so that, after the payment of the excise tax and all income and excise taxes imposed on the reimbursement and gross-up payments, Mr. DeFazio would retain approximately the same net after-tax amounts under his employment agreement that he would have retained if there was no excise tax. Neither the Company nor the Bank is permitted to claim a federal income tax deduction for the portion of the change of control payment that constitutes an excess parachute payment, the excise tax reimbursement payment or the gross-up payment. Any payments made to Mr. Lublin will be reduced by the minimum dollar amount necessary to avoid exceeding three times his base amount.

In the event of a disability (as defined in the applicable disability insurance policies), Mr. DeFazio will receive benefits under any short-term or long-term disability plans maintained by the Bank. In the event of a short-term disability, Mr. DeFazio will pay to the Company any amounts he receives as short-term disability payments from the short-term disability insurance policy and the Company will continue to compensate Mr. DeFazio, in the full amount owing to him, as if Mr. DeFazio had not suffered a disability. In the event of a long-term disability, Mr. DeFazio will pay to the Company any amounts he receives as long-term disability payments from the long-term disability insurance policy and the Company will continue to compensate him, in the full amount owing to him, as if he had not suffered a disability, for a period of 30 days. Within 30 days of the date of such disability, Mr. DeFazio would be entitled to a cash lump sum payment equal to three times his base salary plus an amount equivalent to the bonus received by, and/or determined to be paid to, him with respect to the year immediately before the year in which such disability occurred. In addition, Mr. DeFazio would become fully vested in any outstanding unvested equity awards. If Mr. Lublin suffers a disability, his obligations to perform services under his employment agreement would terminate and he would receive benefits under any disability program sponsored by Metropolitan Commercial Bank and become fully vested in any of his outstanding unvested equity or equity-related awards (including any performance-based restricted stock awards).

In the event of the executive's death, the executive's estate will be entitled to a lump sum cash payment, within 30 days of the date of death, equal to the amount of earned but unpaid base salary and benefits, three times (one time for Mr. Lublin) the executive's base salary and an amount equivalent to the bonus received by, and/or determined to be paid to, the executive with respect to the year immediately before the year in which such death occurred. In addition, the executive would become fully vested in any outstanding unvested equity or equity-based awards.

Upon the voluntary termination of the executive's employment without good reason, each executive would be subject to certain restrictions on his ability to solicit employees of the Company and the Bank for a period of one year following the date of termination of employment. Additionally, Mr. Lublin is also subject to certain restrictions on his ability to solicit customers of the Company and Metropolitan Commercial Bank and for a period of one year following the date of termination of employment.

CHANGE IN CONTROL AGREEMENTS

The Company and Metropolitan Commercial Bank have entered into a change in control agreement with each of Ms. Capra and Messrs. Dougherty and Rosenberg. During the term of the agreement, if the executive terminates his or her employment for good reason (as such term is defined in the agreement) or the Company terminates his or her employment for a reason other than for cause (as such term is defined in the agreement) on or after a change in control (as defined in the agreement), then Mr. Rosenberg will receive a lump sum severance payment equal to two times (one times for Mr. Dougherty and Ms. Capra) base salary, and, for Mr. Rosenberg only, Mr. Rosenberg will also receive a lump sum severance payment equal to two times the highest rate of bonus earned by Mr. Rosenberg in any one of the three calendar years immediately preceding the year in which the termination of employment occurs. Notwithstanding the foregoing, the payments required under the agreements will be reduced to the extent necessary to avoid penalties under Section 280G of the Internal Revenue Code.

AMENDED AND RESTATED 2022 EQUITY INCENTIVE PLAN

The Company's stockholders approved the Equity Plan to provide officers, employees and directors of the Company and its affiliates with additional incentives to promote the growth and performance of the Company. Subject to permitted adjustments for certain corporate transactions, the Equity Plan authorizes the issuance to participants of up to 716,000 shares of the Company's common stock in the form of grants of restricted stock, restricted stock units and stock options, including incentive stock options and non-qualified stock options, any of which may vest based either on the passage of time or achievement of performance metrics, or a combination of each. Only awards that are forfeited, expired or settled in cash (or shares subject to awards that were granted under the Metropolitan Bank Holding Corp. 2019 Equity Incentive Plan (the "2019 Equity Incentive Plan") and after March 15, 2022, are forfeited, expired, or settled in cash) are available for reissuance under the Equity Plan. Under the Equity Plan, the aggregate grant date fair value of all awards granted to any non-employee director during any single calendar year, plus the total cash compensation paid to such director for services rendered for such calendar year, may not exceed $800,000 (or $950,000 in the case of the Chair of the Board).

The Equity Plan is administered by the Compensation Committee. The Compensation Committee has the authority and discretion to select the persons who will receive awards; establish the terms and conditions relating to each award; adopt rules and regulations relating to the Equity Plan; and interpret the Equity Plan.

The exercise price of stock options granted under the Equity Plan may not be less than the fair market value on the date the stock option is granted. Stock options are subject to vesting conditions and restrictions as determined by the Compensation Committee. All restricted stock awards, restricted stock units and stock option grants will be subject to conditions established by the Compensation Committee that are set forth in each recipient's award agreement.

2019 EQUITY INCENTIVE PLAN

The 2019 Equity Incentive Plan was frozen on May 31, 2022, which was the date the Company's stockholders approved the Metropolitan Bank Holding Corp. 2022 Equity Incentive Plan. No awards may be granted under the 2019 Equity Incentive Plan on and after May 31, 2022. Outstanding awards under the 2019 Equity Incentive Plan, which were granted prior to May 31, 2022, continue to be subject to the terms and conditions of the 2019 Equity Incentive Plan.

AMENDED AND RESTATED EXECUTIVE ANNUAL INCENTIVE PLAN

The AIP provides annual bonuses to key management personnel for their contributions to achieving strategic organizational objectives of the Company and the Bank. Bonuses under the plan are determined based on Company-wide performance measurements. Information about the annual bonuses paid to the NEOs for the 2024 fiscal year are described under "*Compensation Discussion and Analysis — Short-Term Incentives — Amended and Restated Executive Annual Incentive Plan.*" At the end of each fiscal year, the Compensation Committee will calculate the amount of the award. Bonuses, if any, will be paid within two-and-a-half months of the close of the fiscal year end in cash, restricted stock awards, restricted stock units or in a combination of cash, restricted stock awards and restricted stock units.

Grant of Plan-Based Awards

The following table sets forth information on plan-based awards made to the NEOs in 2024:

Name	Grant Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards[3] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Mark DeFazio	RSU	3/1/2024	—	—	—	—	—	—	36,469	1,499,970
	PRSU	5/30/2024	—	—	—	—	48,840	—	—	1,999,998
	AIP		750,000	1,500,000	1,650,000	—	—	—	—	—
Scott Lublin	RSU	3/1/2024	—	—	—	—	—	—	11,199	460,615
	PRSU	5/30/2024	—	—	—	—	24,420	—	—	999,999
	AIP		255,497	510,994	638,743	—	—	—	—	—
Daniel Dougherty	RSU	3/1/2024	—	—	—	—	—	—	5,470	224,981
	AIP		200,000	400,000	500,000	—	—	—	—	—
Laura Capra	RSU	3/1/2024	—	—	—	—	—	—	8,492	349,276
	AIP		183,372	407,492	488,991	—	—	—	—	—
Nick Rosenberg	RSU	3/1/2024	—	—	—	—	—	—	7,792	320,485
	AIP		216,796	433,591	541,989	—	—	—	—	—

(1) The amounts in these columns represent the threshold, target and maximum amounts of potential cash incentive payments that may be earned under the AIP as established by the Compensation Committee. The AIP and awards are described under *"Compensation Discussion and Analysis — Short-Term Incentives — Amended and Restated Executive Annual Incentive Plan."* The actual amounts earned by each executive, and which were paid in a mix of cash and restricted stock units, are disclosed in the Summary Compensation Table.

(2) The amounts in these columns represent the target number of shares that may be earned with respect to PRSUs granted in 2024. These awards are described under *"Compensation Discussion and Analysis — Long-Term Incentives."*

(3) The amounts reported are the aggregate grant date fair value of restricted stock units and PRSU awards computed in accordance with FASB ASC Topic 718. Refer to note (1) in the Summary Compensation Table for additional detail on the grant date fair value of awards. Details regarding outstanding stock awards can be found in the Outstanding Equity Awards at Fiscal Year-End table.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning unvested restricted stock awards for each NEO as of December 31, 2024. There were no unexercised stock options previously granted to any NEO as of December 31, 2024.

	Stock Awards				
Name	**Stock Award Grant Date**	**Number of Shares or Units of Stock that Have Not Vested (#)**	**Fair Value of Shares or Units of Stock that Have Not Vested[(1)] ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested[(1)] ($)**
Mark R. DeFazio	5/30/2024	—	—	48,840[(2)]	2,852,256
	3/1/2024	36,469[(5)]	2,129,790	—	—
	3/1/2023	5,954[(4)]	347,714	—	—
	2/23/2022	1,639[(3)]	95,718	—	—
Scott Lublin	5/30/2024	—	—	24,420[(2)]	1,426,128
	3/1/2024	11,199[(6)]	654,022	—	—
	3/1/2023	6,329[(4)]	369,614	—	—
	2/23/2022	1,393[(3)]	81,351	—	—
Daniel Dougherty	3/1/2024	5,470[(6)]	319,448	—	—
	3/1/2023	1,190[(4)]	69,496	—	—
Laura Capra	3/1/2024	8,492[(6)]	495,933	—	—
	3/1/2023	4,416[(4)]	257,894	—	—
	2/23/2022	1,205[(3)]	70,372	—	—
Nick Rosenberg	3/1/2024	7,792[(6)]	455,053	—	—
	3/1/2023	4,880[(4)]	284,992	—	—
	2/23/2022	1,435[(3)]	83,804	—	—

(1) Based on the $58.40 per share trading price of the Company's common stock on December 31, 2024.

(2) Vest in three equal installments on June 1, 2025, February 28, 2026 and February 28, 2027.

(3) Vest in three equal annual installments beginning on March 1, 2023.

(4) Vest in three equal annual installments beginning on March 1, 2024.

(5) 12,156 restricted stock units vest in three equal annual installments beginning on March 1, 2025 and 24,313 restricted stock units will vest 100% on March 1, 2025.

(6) Vest in three equal annual installments beginning on March 1, 2025.

Option Exercises and Stock Vested Table

The following table provides information for each of our NEOs regarding the exercise of stock options and the vesting of stock awards during 2024, value realized upon the exercise of stock options and the vesting of stock awards is based on the market price of company stock on the applicable exercise or vesting date.

| | Options Exercises and Stock Vested | | | |
| | Option Awards | | Stock Awards | |
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting[1] (#)	Value Realized on Vesting ($)
Mark R. DeFazio	—	—	85,759	4,944,450
Scott Lublin	—	—	36,509	2,236,142
Daniel Dougherty	—	—	596	22,648
Laura Capra	—	—	5,779	219,602
Nick Rosenberg	—	—	6,493	246,734

(1) Includes the gross number of restricted stock units that vested or were settled and paid in 2024, and includes any amounts that were withheld for applicable taxes.

We do not currently grant new awards of stock options, stock appreciation rights, or similar option-like equity awards. Accordingly, we have no specific policy or practice on the timing of grants of such awards in relation to the disclosure of material nonpublic information. In the event we determine to grant new awards of stock options or similar equity awards in the future, the Compensation Committee will evaluate the appropriate steps to take in relation to the foregoing.

Pension Benefits

This Proxy Statement does not contain a pension benefits table since the Company did not maintain a defined benefit pension plan as of December 31, 2024.

Nonqualified Deferred Compensation

This Proxy Statement does not contain a nonqualified deferred compensation table since the Company did not maintain a nonqualified deferred compensation plan as of December 31, 2024.

Potential Payments Upon Termination or Change-in-Control

The following table summarizes the estimated payments that would be made to the NEOs upon termination of employment as of December 31, 2024, pursuant to each executive's employment agreement, change in control agreement and equity awards. The amounts shown do not include the executive's vested account balance in the Company's 401(k) Plan. The amounts shown relating to unvested restricted stock awards, unvested restricted stock units and unvested performance-based restricted stock units are based on the fair market value of the Company's common stock on December 31, 2024, which was $58.40. The actual amounts to be paid to an executive can only be determined at the time of such executive's separation from service with the Company.

The following table provides the estimated amount of compensation payable to our NEOs for each of the termination events listed below.

Name	Compensation Element	Termination for Cause[1] ($)	Termination Without Cause or for Good Reason[2][7] ($)	Payments Due Upon Change in Control[3][7] ($)	Disability[4] ($)	Death[5] ($)
Mark R. DeFazio	Cash Severance	—	4,100,000	4,100,000	4,100,000	4,100,000
	Restricted Stock Vesting[6]	—	5,425,477	5,425,477	5,425,477	5,425,477
Scott Lublin	Cash Severance	—	1,175,983	1,175,983	510,994	510,994
	Restricted Stock Vesting[6]	—	2,531,114	2,531,114	2,531,114	2,531,114
Daniel Dougherty	Cash Severance	—	400,000	400,000	400,000	400,000
	Restricted Stock Vesting[6]	—	388,944	388,944	388,944	388,944
Laura Capra	Cash Severance	—	407,492	407,492	407,492	407,492
	Restricted Stock Vesting[6]	—	824,199	824,199	824,199	824,199
Nick Rosenberg	Cash Severance	—	1,013,134	1,013,134	1,013,134	1,013,134
	Restricted Stock Vesting[6]	—	823,849	823,849	823,849	823,849

(1) Upon a termination for "cause" (as defined in the applicable agreements), the executive will have no right to receive compensation or other benefits under the employment agreement. In addition, the executive will forfeit all non-vested restricted stock unit awards.

(2) Under Mr. DeFazio and Mr. Lublin's employment agreement, respectively, upon an involuntary termination for a reason other than for cause or if the executive voluntarily resigns for "good reason" (as defined in the employment agreement): (i) Mr. DeFazio (or, upon death, his beneficiary) would be entitled to receive a severance payment in the form of a cash lump sum equal to the sum of: (i) three (3) times the executive's base salary; plus (ii) an amount equivalent to the bonus payment received by, and/or determined to be paid to, the executive with respect to the year immediately prior to the year in which occurred such termination, and (ii) Mr. Lublin (or, upon death, his beneficiary) would be entitled to receive a severance payment in the form of a cash lump sum equal to two (2) times the executive's base salary. If the executive is a "specified employee" (as defined in Section 409A of the Code), the amounts payable under the employment agreement may be paid on the first day of the seventh month following the executive's separation from service. In addition, Messrs. DeFazio and Lublin's employment agreements provide that in the event of an involuntary termination for a reason other than for cause or if the executive voluntarily resigns for good reason, the executive shall become immediately vested in any outstanding unvested equity or equity-based awards.

(3) Under Mr. DeFazio's employment agreement, upon the occurrence of a change in control, Mr. DeFazio (or, upon death, his beneficiary) would be entitled to receive a severance payment in the form of a cash lump sum equal to the sum of: (i) three (3) times the executive's base salary; plus (ii) an amount equivalent to the bonus payment received by, and/or determined to be paid to, the executive with respect to the year immediately prior to the year in which occurred such termination. Under Mr. Lublin's employment agreement, upon an involuntary termination for a reason other than for cause or if the executive voluntarily resigns for good reason in connection with or following a change in control, Mr. Lublin (or, upon death, his beneficiary) would be entitled to receive a severance payment in the form of a cash lump sum equal to two (2) times the executive's base salary. In addition, Messrs. DeFazio and Lublin's employment agreements provide that in the event of an involuntary termination for a reason other than for cause or if the executive voluntarily resigns for good reason in connection with or following a change in control, the executive shall become immediately vested in any outstanding unvested equity or equity-based awards. Mr. DeFazio would also be entitled to receive a tax indemnification payment if payments under the employment agreement trigger liability under Section 280G of the Code for the excise tax applicable to "excess parachute payments." Because the estimated payments to Mr. DeFazio are not expected to trigger liability under Section 280G of the Code, no tax indemnification payment is reflected in the above table. The employment agreement entered into with Mr. Lublin provides that the change in control severance payment will be reduced by the minimum dollar amount necessary to avoid an excess parachute payment. The above table discloses the full amount of Mr. Lublin's severance payment, and it is possible that the payment amount would be required to be reduced to avoid liability under Section 280G of the Code for the excise tax applicable to "excess parachute payments."

(4) Under Mr. DeFazio's employment agreement, in the event of a disability (as defined in the applicable disability insurance policies), Mr. DeFazio will receive benefits under any short-term or long-term disability plans maintained by Metropolitan Commercial Bank. In the event of a short-term disability, Mr. DeFazio will pay to the Company any amounts he receives as short-term disability payments from the short-term disability insurance policy and the Company will continue to compensate Mr. DeFazio, in the full amount owing to him, as if Mr. DeFazio had not suffered a disability. In the event of a long-term disability, Mr. DeFazio will pay to the Company any amounts he receives as long-term disability payments from the long-term disability insurance policy and the Company will continue to compensate him, in the full amount owing to him, as if he had not suffered a disability, for a period of 30 days. Within 30 days of the date of such disability, Mr. DeFazio would be entitled to: (x) a cash lump sum payment equal to three times his base salary plus an amount equivalent to the bonus received by, and/or determined to be paid to, him with respect to the year immediately before the year in which such disability occurred, (y) in addition, Mr. DeFazio would become fully vested in any outstanding unvested equity awards, and these amounts are shown in the above table. Under Mr. Lublin's employment agreement, in the event of a disability, Mr. Lublin would be entitled to: a cash lump sum payment equal to one times his base salary and Mr. Lublin would become fully vested in any outstanding unvested equity awards, and these amounts are shown in the above table. Under Mr. Dougherty and Ms. Capra's employment agreement, respectively, in the event of a disability, the executive would be entitled to a cash lump sum payment equal to one times their base salary. Under Mr. Rosenberg's employment agreement, in the event of a disability, the executive would be entitled to a cash lump sum payment equal to two times his base salary.

(5)   Under Mr. DeFazio's employment agreement, upon death, the executive's beneficiary would be entitled to receive a payment equal to the sum of: (i) three (3) times the executive's base salary; plus (ii) an amount equivalent to the bonus payment received by, and/or determined to be paid to, the executive with respect to the year immediately prior to the year in which occurred such termination. Under Mr. Lublin's employment agreement, upon death, the executive's beneficiary would be entitled to receive a payment equal to one (1) time the executive's base salary. In addition, Messrs. DeFazio and Lublin's employment agreements provide that upon death, both executives shall become immediately vested in any outstanding unvested equity or equity-based awards. Under Mr. Rosenberg's employment agreement, upon death subsequent to a change in control or termination of employment (as such terms are defined in the agreement), the executive's beneficiary would be entitled to receive payment equal to two times the executive's base salary. Under Mr. Dougherty and Ms. Capra's employment agreement, respectively, upon death (subsequent to a change in control or termination of employment (as such terms are defined in the agreement), the executive's beneficiary would be entitled to receive payment equal to one times the executive's base salary.

(6)   The amount shown reflects the value of non-vested restricted stock awards, restricted stock units and performance shares that become vested.

(7)   Messrs. Dougherty and Rosenberg's change in control agreements provide that if the executive terminates his employment for good reason (as such term is defined in the agreement) or the Company terminates his employment for a reason other than for cause (as such term is defined in the agreement) on or after a change in control (as defined in the agreement) and during the term of the agreement, then: (a) Mr. Rosenberg will receive a lump sum severance payment equal to two times the greater of his base salary as of the date of termination or the base salary in effect immediately prior to the date of a change in control and two times the highest rate of bonus earned by Mr. Rosenberg in any one of the three calendar years immediately preceding the year in which the termination of employment occurs, and (b) Mr. Dougherty will receive a cash severance amount equal to one times the greater of the executive's base salary in effect as of the date of termination or the base salary in effect immediately prior to the date of a change in control, payable by lump sum. Notwithstanding the foregoing, the payments required under the change in control agreements will be reduced to the extent necessary to avoid penalties under Section 280G of the Internal Revenue Code. The above table discloses the full amount of the payment, and it is possible that the payment amount would be required to be reduced to avoid liability under Section 280G of the Code for the excise tax applicable to "excess parachute payments." Ms. Capra's change in control agreement provides that if the executive terminates employment in a qualifying termination (as such term is defined in the agreement), within twelve (12) months following a change in control for reasons other than good cause, the executive will be entitled to a payment equal to the executive's annual base cash compensation.

CEO Pay Ratio

As required by applicable SEC rules, the Company is providing the following information about the relationship of the annual total compensation of the Company's median employee to the annual total compensation of Mr. DeFazio, the Company's Chief Executive Officer and President. For 2024, the Company's last completed fiscal year:

- the annual total compensation of the Company's median employee was $122,535; and
- the annual total compensation of the CEO as reported in the Summary Compensation Table included elsewhere in this Proxy Statement, was $5,633,992.

Based on this information, for 2024 the CEO's annual total compensation was approximately **46 times** that of the annual total compensation of the Company's median employee.

The Company took the following steps to identify its median employee, as well as to determine the annual total compensation of the Company's median employee and its CEO.

1. The Company determined that, as of December 31, 2024 ("Determination Date") its employee population consisted of 293 individuals (291 full-time employees and 2 part-time employees).

2. To identify the "median employee" from its employee population, the Company used the amount of "gross wages" for the identified employees as reflected in the Company's payroll records for the period in the fiscal year through the Determination Date. For gross wages, the Company generally used the total amount of compensation the employees were paid before any taxes, deductions, insurance premiums, and other payroll withholding. The Company did not use any statistical sampling techniques.

3. For the annual total compensation of the Company's median employee, the Company's identified and calculated the elements of that employee's compensation for 2024 in accordance with the requirements of Item 402(c)(2)(x), resulting in annual total compensation of $122,535.

4. For the annual total compensation of the CEO (inclusive solely of compensation paid or awarded by the Company), the Company used the amount reported in the "Total" column of the Summary Compensation Table included in this Proxy Statement.

The required CEO pay ratio information reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on the methodologies and assumptions described above. SEC rules for identifying the median employee and determining the CEO pay ratio permit companies to employ a wide range of methodologies, estimates and assumptions. As a result, the CEO pay ratios reported by other companies, which may have employed other permitted methodologies or assumptions and which may have a significantly different work force structure from the Company's, is likely not comparable to the Company's SEC-required or supplemental CEO pay ratios.

Pay Versus Performance

We are required by SEC rules to disclose the following information regarding compensation paid to our NEOs. The amounts set forth below under the headings *Compensation Actually Paid ("CAP") to our Principal Executive Officer ("PEO") or CEO* and *Average CAP to non-PEO NEOs* have been calculated in a manner consistent with Item 402(v) of Regulation S-K. Footnote (2) below sets forth the adjustments from the Total Compensation for the PEO and non-PEO NEOs reported in the Summary Compensation Table above. See *Appendix A: Non-GAAP Reconciliations* below for additional information.

The Compensation Committee does not utilize CAP as the basis for making compensation decisions. For further information concerning the Company's variable pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to "*Compensation Discussion and Analysis*." Because CAP includes multiple years of grants, the calculation of CAP each year is heavily impacted by the change in the stock price and therefore, may be higher or lower than Summary Compensation Table compensation values.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
					Value of Fixed $100 Investment Based on:			
Year[1]	Summary Compensation Table for PEO ($)	Compensation Actually Paid to PEO[2][3] ($)	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs[2][3] ($)	Total Shareholder Return ($)	Peer Group Total Shareholder Return[4] ($)	Net Income ($ in millions)	Non-GAAP Adjusted ROATCE[5] (%)
2024	5,633,992	4,962,333	1,159,212	1,000,103	121	131	66.7	12.2%
2023	3,006,460	2,805,553	871,001	721,022	115	116	77.3	16.8%
2022	4,612,094	2,045,247	960,656	249,561	122	116	59.4	16.6%
2021	4,377,178	8,378,208	1,928,708	3,506,689	221	125	60.6	15.2%
2020	2,034,435	1,013,573	901,166	621,579	75	91	39.5	12.9%

(1) The PEO in all five reporting years is Mark DeFazio. The other NEOs in the 2024 reporting year are Laura Capra, Daniel Dougherty, Scott Lublin, and Nick Rosenberg. The other NEOs in the 2023 reporting year are Laura Capra, Daniel Dougherty, Scott Lublin, Nick Rosenberg, and Gregory Sigrist. The other NEOs in the 2022 reporting year are Laura Capra, Scott Lublin, Nick Rosenberg, and Gregory Sigrist. The other NEOs in the 2021 reporting year are Scott Lublin and Nick Rosenberg. The other NEOs in the 2020 reporting year are Laura Capra and Scott Lublin.

PEO Adjustments	2024 ($)	2023 ($)	2022 ($)	2021 ($)	2020 ($)
Summary Compensation Table Total	**5,633,992**	**3,006,460**	**4,612,094**	**4,377,178**	**2,034,435**
Add (Deduct): Fair Value of Equity Awards Included in Summary Compensation Table	(3,499,968)	(1,500,000)	(3,106,384)	(2,991,918)	(499,980)
Add: Fair Value of awards Granted in Current Year and Outstanding and Unvested at Year-End	3,555,918	1,483,852	2,085,836	5,224,444	238,076
Add (Deduct): Change in Fair Value of Awards Granted in Prior Years and Outstanding and Unvested at Year-End	22,931	(90,008)	(1,232,921)	397,882	(819,176)
Add: Fair Value of Awards Granted and Vested in Current Year	0	0	0	0	117,889
Add (Deduct): Change in Fair Value of awards Granted in Prior Years that Vested during Year	(750,539)	(94,751)	(313,378)	1,370,622	(57,671)
Add (Deduct): Fair Value of Equity Awards Granted in Prior Years Forfeited in the Covered Year	0	0	0	0	0
Total CAP	**4,962,333**	**2,805,553**	**2,045,247**	**8,378,208**	**1,013,573**

(2) SEC rules require certain adjustments be made to the SCT values to determine CAP. For purposes of the pension valuation adjustments, NEOs do not participate in any defined benefit plan and as such are not included in the below table. The following tables detail the applicable adjustments that were made to determine CAP.

Non-PEO NEO Adjustments	2024 ($)	2023 ($)	2022 ($)	2021 ($)	2020 ($)
Summary Compensation Table Total	**1,159,212**	**871,001**	**960,656**	**1,928,708**	**901,166**
Add (Deduct): Fair Value of Equity Awards Included in Summary Compensation Table	(588,849)	(352,729)	(404,985)	(1,301,678)	(247,484)
Add: Fair Value of awards Granted in Current Year and Outstanding and Unvested at Year-End	534,594	279,392	233,668	2,328,053	117,823
Add (Deduct): Change in Fair Value of Awards Granted in Prior Years and Outstanding and Unvested at Year-End	15,740	(16,450)	(439,833)	159,560	(198,907)
Add: Fair Value of Awards Granted and Vested in Current Year	0	0	0	0	58,370
Add (Deduct): Change in Fair Value of awards Granted in Prior Years that Vested during Year	(120,593)	(13,279)	(99,945)	392,046	(9,389)
Add (Deduct): Fair Value of Equity Awards Granted in Prior Years Forfeited in the Covered Year	0	46,913	0	0	0
Total CAP	**1,000,104**	**721,022**	**249,561**	**3,506,689**	**621,579**

(3) The fair value of performance shares/units reporting for CAP purposes in columns (c) and (e) reflects calculated performance at the end of the performance year for internal metrics, in accordance with FASB ASC 718. Performance share/units subject to internal metrics will ultimately vest based on measured performance through the end of the performance period.

(4) Reflects the total shareholder return indexed to $100 per share for the KBW Regional Bank Index, which is the industry line peer group reported in our 2024 Form 10-K.

(5) Adjusted ROATCE is a Non-GAAP financial measure. See reconciliation in Appendix A..

Tabular List of Financial Performance Measures

The following table identifies the most important financial performance measures used by the Company to link the CAP to the Company's NEOs in 2024 to Company performance. The role of each of these performance measures on our NEOs' compensation is discussed in "*Compensation Discussion and Analysis*."

Financial Performance Measures

- Adjusted ROATCE
- Adjusted Net Income Growth
- Loans

Analysis of the Information Presented in the Pay Versus Performance Table

The following charts show the relationship between the Company's cumulative four-year Total Shareholder Return ("TSR") and that of the KBW Regional Bank Index, as well as CAP and the required financial performance measures in the Pay Versus Performance table above — Company TSR, Peer Group TSR, Net Income and the Company-selected measure of Adjusted ROATCE.









Proposal 3 — Ratification of Appointment of Independent Registered Public Accounting Firm



The Company's Audit Committee has approved the engagement of Crowe LLP to be its independent registered public accounting firm for the year ending December 31, 2025, subject to the ratification of the engagement by the Company's stockholders. We are asking stockholders to ratify the Audit Committee's engagement of Crowe LLP for the year ending December 31, 2025.

 **THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF CROWE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2025.**

The Company's Audit Committee has direct responsibility over:

- The appointment, compensation, and oversight of the work of our independent registered public accountants engaged to prepare an audit report or to perform other audit, review or attestation services for us.
- Approving all audit engagement fees and terms and all non-audit engagements of the independent registered public accountants.
- Annually evaluating Crowe LLP, including its qualifications and independence, and replacing Crowe LLP as our independent registered public accountant, as appropriate.
- Ensuring that the independent registered public accounting firm has a process in place to address the rotation of the lead audit partner and other audit partners serving the account as required under applicable auditor independence rules.

Crowe LLP has served as our registered public accounting firm since 2008. As in prior years, the Audit Committee engaged in a review of Crowe LLP in connection with considering whether to recommend that stockholders ratify the selection of Crowe LLP as our independent auditor for 2025. In that review, the Audit Committee considered:

- the continued independence of Crowe LLP;
- Crowe LLP's demonstrated understanding of the financial services industry in general and the Company's business in particular; and
- the professionalism of Crowe LLP's team, including their exhibited professional skepticism, objectivity and integrity.

To assist the Audit Committee with its review, management prepares an annual assessment of Crowe LLP that includes the results of a survey of management and Audit Committee members regarding Crowe LLP's overall performance and Crowe LLP's fees and services. In addition, Crowe LLP provides to, and reviews with, the Audit Committee an analysis of its independence, including the policies that Crowe LLP follows with respect to rotating key audit personnel so that there is a new partner-in-charge at least every five years.

Even if the engagement of Crowe LLP is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such change would be in the best interests of the Company and its stockholders. A representative of Crowe LLP is expected to attend the Annual Meeting, will have the opportunity to make a statement and will be available to respond to appropriate questions.

Audit Fees, Audit Related Fees, Tax Fees and All Other Fees

Set forth below is certain information concerning aggregate fees billed for professional services rendered by Crowe LLP during the years ended December 31, 2024 and 2023.

Crowe LLP Fees	2024 ($)	2023 ($)
Audit Fees[1]	592,592	567,026
Audit-Related Fees[2]	186,611	39,500
Tax Fees	—	—
All Other Fees	—	—

(1) "Audit Fees" relate to professional services rendered in connection with the audits of the Company's annual financial statements and internal control over financial reporting, quarterly review of financial statements, and audit services provided in connection with other statutory and regulatory filings.

(2) "Audit-Related Fees" relate to professional services that are reasonably related to the performance of the audit or review of the Company's financial statements, and certain other assurance services required by statute, regulation or otherwise that only our independent registered public accountant can reasonably provide.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent registered public accounting firm, either by approving an engagement before the services begin or pursuant to a pre-approval policy with respect to particular services. These services may include audit services, audit-related services, tax services and other services. The Audit Committee may delegate pre-approval authority to one or more members of the Audit Committee when expedition of services is necessary. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The audit-related fees and all other fees described above were approved as part of the Company's engagement of Crowe LLP.

The Audit Committee has considered whether the provision of non-audit services was compatible with maintaining the independence of Crowe LLP, and concluded that performing such services was de minimis and did not affect the independence of Crowe LLP in its function as the Company's independent registered public accounting firm.

Audit Committee Report

Management has the primary responsibility for the Company's internal controls and financial reporting process. The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board and issuing an opinion thereon. The Audit Committee's responsibility is to monitor and oversee those processes. As part of its ongoing activities, the Audit Committee has:

- reviewed and discussed with management and the independent public accountants, the Company's audited consolidated financial statements for the year ended December 31, 2024;
- met with the Company's Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, internal auditors and the Company's independent registered public accounting firm, both together and in separate executive sessions, to discuss the scope and the results of the audits and the overall quality of the Company's financial reporting and internal controls;
- received from and discussed with the independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board; and
- received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and have discussed with the independent registered public accounting firm their independence from the Company.

In performing these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management and of the independent registered public accounting firm who, in its report, expressed an opinion on the conformity of the Company's consolidated financial statements with GAAP. The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent registered public accounting firm do not assure that the financial statements are presented in accordance with GAAP, that the audit of the financial statements has been carried out in accordance with GAAP or that the independent registered public accounting firm is "independent."

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 for filing with the SEC.

This Audit Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 (as amended, the "Securities Act") or the Exchange Act, except to the extent that the Company specifically incorporates this information by reference and shall not otherwise be deemed "soliciting material" or to be "filed" with the SEC under the Securities Act or the Exchange Act.


This report has been provided by
The Audit Committee


    

| **WILLIAM REINHARDT** *(Chair)* | **DALE C. FREDSTON** | **DAVID J. GOLD** | **TERENCE J. MITCHELL** | **KATRINA ROBINSON** |

Proposal 4 — Approval of the Equity Incentive Plan Amendment



On April 11, 2025, the Board adopted, upon recommendation of the Compensation Committee, and subject to stockholder approval, an amendment to the current Amended and Restated Metropolitan Bank Holding Corp. 2022 Equity Incentive Plan (the "Current Equity Incentive Plan") to **increase the number of shares of common stock authorized for issuance under the Current Equity Incentive Plan by 750,000** to 1,466,000. We are asking our stockholders to approve the Equity Incentive Plan Amendment so that we will have an adequate number of shares to make appropriate equity incentive awards to officers, employees, and non-employee directors.

 **THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE EQUITY INCENTIVE PLAN AMENDMENT.**

Equity Compensation is Fundamental to our Compensation Philosophy and Business Strategy

We operate in a competitive marketplace and believe that the Company's future success depends, in part, upon our ability to attract, retain and motivate highly qualified officers, employees, and non-management directors through competitive compensation. If the Equity Incentive Plan Amendment is not approved, our ability to issue equity compensation to our officers and employees at appropriate and competitive levels in the future would be significantly limited, which could impede our ability to hire and retain talent and could ultimately impact our future growth plans and strategic priorities. Key information regarding this proposal, including the implications of the Equity Incentive Plan Amendment to our strategy and business plans, is outlined below.

Q   What is the Purpose of this Proposal?

A   The sole effect of the Equity Incentive Plan Amendment is to increase the total number of shares of common stock issuable under the Current Equity Incentive Plan from **716,000** shares to **1,466,000**. The Current Equity Incentive Plan was approved at the Company's 2024 annual meeting when our stockholders authorized an increase in the number of shares of our common stock that could be issued as awards for equity compensation purposes by 358,000, to 716,000. As of April 3, 2025, only 125,160 shares remained available for grant under the Current Equity Incentive Plan. Several factors have affected the rate at which the shares authorized under the Current Equity Incentive Plan have been granted, including volatility in general macroeconomic conditions and in our stock price, which has resulted in the issuance of a higher number of shares from the Current Equity Incentive Plan in order to maintain incentive compensation levels that are consistent with the Company's compensation practices and appropriate for promoting the Company's growth and performance objectives.

As of March 31, 2025, there were 11 non-employee directors and approximately 85 employees eligible to receive awards under the Current Equity Incentive Plan. Approximately 22% of our employees received equity grants from the Current Equity Incentive Plan in 2024, and 85% of all equity awards were awarded as part of annual incentive payments.

Without your approval of this proposal, we do not anticipate having sufficient equity to grant any significant additional equity awards until stockholders approve additional shares under the Current Equity Incentive Plan. Moreover, if sufficient shares are not available, we may need to increase the cash component of our annual incentive program in order to offset the decreased equity component, which would increase our cash compensation expenses over time and redirect cash that might otherwise be better deployed as a reinvestment in the Company's business.

As of December 31, 2024, the Company had the following equity awards outstanding and shares remaining available for issuance:

Plan Category	Number of Securities To be Issued Upon Exercise of Outstanding Options and Restricted Stock Units	Weighted- Average Exercise Price of Outstanding Options and Restricted Stock Units	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans[1]
Equity Compensation Plans Approved By Security Holders	716,000	$50.59	125,160
Equity Compensation Plans Not Approved By Security Holders	750,000	—	—
Total	1,466,000	$50.59	125,160

(1)   Excluding number of securities to be issued upon exercise of outstanding options and restricted stock units.

Q   **Why is the use of equity-based compensation important to the Company?**

A   The Board believes that approving the Equity Incentive Plan Amendment is in the best interest of our stockholders. By increasing the number of shares of common stock issuable as incentive awards, we will be able to continue our practice of tying a significant portion of our senior leaders' and employees' compensation to the Company's long-term results, performance, and financial strength through equity incentive awards, which serves to align the interests of these individuals with those of our stockholders. As a human capital-based business that must competitively attract, compensate, and retain our employees and align their interests with those of our stockholders, the Current Equity Incentive Plan is a key component of our firm-wide compensation program.

By design, our pay mix is focused more heavily on equity-based compensation relative to comparable financial institutions. This is critical for our business and overall strategy:

- The Company's compensation philosophy has created a 'pay-for-performance' oriented culture, which inherently relies on stock-based compensation. By tying a material component of officer and employee compensation to equity incentives, individuals are rewarded for their contributions to the performance and growth of the Company, which increases long-term stockholder value and better aligns their interests with those of our stockholders.

- We rely on restricted stock units for payment of a significant portion of our annual incentives to a broad portion of our employee base, and as a result our use of equity-based compensation is typically greater relative to comparable financial institutions.

- We also believe in incentivizing our officers and employees to operate like 'owners', which perpetuates our ability to provide the high-quality customer service and to develop deep and enduring relationships with our customers and the communities in which we operate. The use of equity-based compensation and incentives is therefore key to our overall competitiveness.

- The ability to grant equity awards under the Current Equity Incentive Plan is the primary means by which we attract and recruit new employees. In addition, our equity awards are restricted, in that they generally vest ratably over three years' time so long as an employee remains employed by the Company. These restrictions provide a powerful retention tool with respect to the senior leaders and employees upon whom the future growth and success of the Company depends.

At the present time, no specific determination has been made as to the grant or allocation of awards. The Compensation Committee intends to meet if the Company's stockholders approve the Equity Incentive Plan Amendment to determine the specific terms of the awards, including the allocation of awards to officers, employees and non-employee directors.

Q   **How will the additional shares under the Equity Incentive Plan Amendment affect our current stockholders?**

A   We recognize that equity awards dilute existing stockholders, and, we are committed to responsibly manage the long-term aggregate potential dilution from the growth of our equity compensation program. Accordingly, the Compensation Committee, in consultation with its independent consultant, FW Cook, has evaluated the current practices of financial institutions and other comparable companies in our marketplace as part of its assessment of the potential impact to our stockholders from the Equity Incentive Plan Amendment. A key consideration for the Compensation Committee and the Board in approving the additional 750,000 shares under the Equity Incentive Plan Amendment was the Company's recently announced share repurchase program, pursuant to which the Company is authorized to repurchase an aggregate value of up to $50.0 million of its outstanding common stock. The Company has already engaged in repurchases of its outstanding common stock since the announcement of the program, and, given the prevailing market conditions, expects to continue to repurchase common stock up to the full authorized amount of $50.0 million, which could have a significant impact on the potential dilutive effect of the Equity Incentive Plan Amendment.

Aggregate Potential Dilution

The following tables provide additional information regarding (i) the calculation of the overhang percentage, or potential stockholder dilution (without factoring in potential future repurchases of our common stock) and (ii) burn rate, or the measure of the Company's annual share utilization, as compared to stock settled, time-based equity awards granted, and performance-based equity awards earned, over each of the last three completed fiscal years:

Aggregate Potential Dilution	As of April 3, 2025[1]
Stock options outstanding (A)	—
Total full value shares (restricted stock awards / units and performance-based RSUs) outstanding (B)[2]	372,150
Remaining shares available for grant under Equity Incentive Plan (C)	125,160
Additional shares being requested under the Equity Incentive Plan Amendment (D)[3]	750,000
Basic common shares outstanding as of March 31, 2025 (E)	11,066,234
Aggregate potential dilution (fully-diluted overhang): = (A+B+C+D) / (A+B+C+D+E)	10.13%

(1)   Unless otherwise noted.

(2)   The number of outstanding PRSUs assumes performance at 'target' performance level.

(3)   Assuming the Equity Incentive Plan Amendment is approved by stockholders.

Share Usage[1]	2024	2023	2022
Stock options granted	—	—	—
Time-based restricted stock awards / units granted	160,859	195,969	198,498
Performance-based RSUs earned	31,746	30,800	29,200
Weighted average basic common shares outstanding	11,179,074	11,060,110	10,929,021
Share usage rate ("burn rate")	1.72%	2.05%	2.08%

(1)   Amounts in the table differ from the amounts reported in the Company's Annual Reports on Form 10-K because the performance-based restricted stock awards are reflected in the year in which the performance criteria were achieved rather than the year in which the awards were granted. For example, the stock awards granted in 2024 for the 2023 performance year are included in the 2023 amounts shown in the table.

Q	**Will any other term of the Current Equity Incentive Plan change if this amendment is approved?**

A	If this proposal is approved by stockholders, an additional 750,000 shares will be authorized and available for issuance as part of our equity incentive compensation program. No other material terms of the Current Equity Incentive Plan will change. The Equity Incentive Plan Amendment is attached as Appendix B to this Proxy Statement. The full text of the Current Equity Incentive Plan is attached as Appendix A to the Company's 2024 notice of annual meeting and proxy statement filed with the SEC on April 22, 2024, and the key features of the Current Equity Incentive Plan, as amended by the Equity Incentive Plan Amendment (the "Amended Equity Incentive Plan"), are described in detail below.

Key Features of the Amended Equity Incentive Plan

The following table summarizes the key features of the Amended Equity Incentive Plan. The Compensation Committee believes the Amended Equity Incentive Plan aligns with market best practices, including:

- no "evergreen" provision (which would automatically increase the number of shares);
- a 1-year minimum vesting period;
- a prohibition against stock option repricing;
- a double-trigger change-in-control provision;
- no 280G excise tax gross up;
- a limitation of grants to non-employee directors;
- a prohibition on liberal recycling of equity awards; and
- equity awards are subject to the Company's insider trading, hedging and pledging and clawback policies, which are described in this Proxy Statement.

Key Attribute	Plan Feature	Description
Equity Award Types	Stock options (non-qualified stock options and incentive stock options), restricted stock and restricted stock units.	The Amended Equity Incentive Plan provides the Company with equity award types predominately used in the marketplace to provide flexibility in meeting its compensation objectives.
Award Vesting Criteria: Performance Awards and Service-Based Awards	The vesting of awards may be subject to the achievement of performance measures as determined by the Compensation Committee or subject to time-based vesting over a period of continuous service (i.e., service-based).	Based on the Compensation Committee's evaluation of current market practices and past Company practices, a portion of equity award grants under the Amended Equity Incentive Plan is expected to be subject to performance-based vesting. The Compensation Committee intends to continue to use a third-party independent compensation consultant to review its equity award grant practices.
Vesting Period	Subject to certain limited exceptions, at least 95% of the awards under the Amended Equity Incentive Plan will vest no earlier than one year after the grant date.	The Compensation Committee will set the vesting schedule or conditions as a part of its view that equity awards are a longer-term compensation element.
Prohibition Against Stock Option Repricing	Neither the Compensation Committee nor the Board will have the right to make any adjustment or amendment that reduces or would have the effect of reducing the exercise price of a stock option previously granted under the Amended Equity Incentive Plan, except in the event of a change in control or certain corporate transactions set forth in the Amended Equity Incentive Plan (including stock splits, and stock dividends) or adjustments approved by the Company's stockholders.	The Compensation Committee believes that repricing stock options is contrary to the objectives of stock options and would not be in alignment with the interest of stockholders.

Key Attribute	Plan Feature	Description
No Dividends or Dividend Equivalents on Unvested Awards	Dividends or dividend equivalents payable on unvested awards subject to time-based vesting or performance-based vesting shall be distributed to a participant on or after the vesting date of such award. If the underlying award does not vest, the participant will not receive such dividends or dividend equivalents.	The Compensation Committee believes that the timing of dividend and dividend equivalent payments is appropriately aligned with the interests of stockholders.
Acceleration of Vesting: Committee Discretion	Vesting of awards may be accelerated by the Compensation Committee, at its discretion.	The Compensation Committee determined that discretion to accelerate awards is important to allow the Company to respond to employment-related matters or other unforeseen circumstances that could warrant consideration of acceleration.
Acceleration of Vesting: Termination of Service without Cause or Resignation for Good Reason following a Change in Control (i.e., an Involuntary Termination of Service)	Unless otherwise specified by the Compensation Committee (i) all unvested service-based awards will vest upon an involuntary termination of service within 24 months following a change in control and stock options will remain exercisable for one year following an involuntary termination of service following a change in control and (ii) all performance awards will vest upon an involuntary termination of service following a change in control based on the greater of actual performance or at the target level.	The Compensation Committee determined that a "double trigger" in connection with a change in control weighs the Company's need for a meaningful retention tool with any future acquirer's ability to appropriately manage human resources during any merger integration. The Amended Equity Incentive Plan does not contain a "single trigger" or 280G excise tax gross-ups.
Share Limitations	The maximum number of shares of stock that may be delivered to participants under the Amended Equity Incentive Plan is 1,466,000, shares, subject to adjustment as set forth in the Amended Equity Incentive Plan, less any grants made prior to the date hereof under the Amended Equity Incentive Plan (any of which may be granted as Incentive stock options).	The Compensation Committee evaluated a number of factors in determining the appropriate plan size, including past grant practices, the grant practices of peer banks, the stockholder value transfer to participants, and guidelines of proxy advisors.
Limitation of Grants to Non-Employee Directors	The aggregate grant date fair value of all awards granted to any non-employee director during any single calendar year, plus the total cash compensation paid to such director for services rendered for such calendar year, shall not exceed $800,000 (or $950,000 in the case of a Chairman of the Board).	The Compensation Committee expects that it will continue to use the services of an independent compensation consultant to assist it in making equity award grants, but believes it is important to provide calendar year compensation limitations for its non-employee directors.
Limited Recycling of Equity Awards	Only awards that are forfeited, expired or settled in cash are available for reissuance under the Amended Equity Incentive Plan.	The Compensation Committee believes that conservative recycling of equity awards is an important provision in the Amended Equity Incentive Plan and properly aligns with the interests of stockholders.
Automatic Exercise of Stock Options	At the Compensation Committee's discretion, stock options that are exercisable but unexercised as of the day immediately before their expiration date may be automatically exercised on behalf of a participant, in accordance with procedures established by the Compensation Committee.	The Compensation Committee believes that providing for an automatic exercise is in the best interest of the Company and participants and provides an efficient mechanism to exercise stock options.

Key Attribute	Plan Feature	Description
Equitable Adjustments; Performance Measures	If shares of stock are changed into or exchanged for a different number or kind of shares or other securities of the Company on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Company, such adjustments and other substitutions will be made to the Amended Equity Incentive Plan and to awards in a manner the Compensation Committee deems equitable or appropriate taking into consideration the accounting and tax consequences, including such adjustments in the aggregate number and kinds of shares for which grants may be made under the Amended Equity Incentive Plan, the maximum number of shares that may be issued pursuant to incentive stock options and, in the aggregate or to any Participant, in the number, class, kind and option or exercise price of securities subject to outstanding awards granted under the Amended Equity Incentive Plan. In establishing any performance measures for awards under the Amended Equity Incentive Plan, the Compensation Committee may provide for the exclusion of the impact of an event or occurrence which the Compensation Committee determines should appropriately be excluded, including: (i) extraordinary, unusual, and/or nonrecurring items of gain or loss; (ii) gains or losses on the disposition of a business; (iii) dividends declared on the Company's stock; (iv) changes in tax or accounting principles, regulations or laws; or (v) expenses incurred in connection with a merger, branch acquisition or similar transaction. Performance measures will be modified, to the extent applicable, to reflect a change in the outstanding shares by reason of any stock dividend or stock split, or a corporate transaction, as described in the Amended Equity Incentive Plan.	The Company believes these "equitable adjustment" provisions are standard market practice and are only utilized by the Compensation Committee, in its discretion, to the extent it deems doing so is appropriate and retains the intended value of awards.
Clawback of Equity Awards	In the event of an accounting restatement, the Company will seek to recover from executive officers any incentive-based compensation they received that would have been less had it been calculated based on the restated financial statements. Any compensation that is (i) granted, earned, or vested based wholly or in part upon the attainment of any financial reporting measure, and (ii) received on or after October 2, 2023, is subject to potential recoupment under this policy.	The Compensation Committee believes it is important to maintain strong clawback provisions for equity awards.

Federal Income Tax Considerations

The following is a summary of the federal income tax consequences that may arise in conjunction with participation in the Amended Equity Incentive Plan.

NON-QUALIFIED STOCK OPTIONS

The grant of a non-qualified stock option will not result in taxable income to the participant. Except as described below, the participant will realize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the shares acquired over the exercise price for those shares, and the Company will be entitled to a corresponding deduction for tax purposes. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.

INCENTIVE STOCK OPTIONS

The grant of an incentive stock option will not result in taxable income to the participant. The exercise of an incentive stock option will not result in taxable income to the participant provided the participant was, without a break in service, an employee of the Company or a subsidiary during the period beginning on the date of the grant of the option and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the participant is disabled, as that term is defined in the Internal Revenue Code). The Company will not be entitled to a tax deduction upon the exercise of an incentive stock option.

The excess of the fair market value of the shares at the time of the exercise of an incentive stock option over the exercise price is an adjustment that is included in the calculation of the participant's alternative minimum taxable income for the tax year in which the incentive stock option is exercised. For purposes of determining the participant's alternative minimum tax liability for the year of disposition of the shares acquired pursuant to the incentive stock option exercise, the participant will have a basis in those shares equal to the fair market value of the shares at the time of exercise.

If the participant does not sell or otherwise dispose of the shares within two years from the date of the grant of the incentive stock option or within one year after the exercise of such stock option, then, upon disposition of such shares, any amount realized in excess of the exercise price will be taxed as a capital gain. A capital loss will be recognized to the extent that the amount realized is less than the exercise price.

If the foregoing holding period requirements are not met, the participant will generally recognize ordinary income at the time of the disposition of the shares in an amount equal to the lesser of (1) the excess of the fair market value of the shares on the date of exercise over the exercise price, or (2) the excess, if any, of the amount realized upon disposition of the shares over the exercise price, and the Company will be entitled to a corresponding deduction. If the amount realized exceeds the value of the shares on the date of exercise, any additional amount will be a capital gain. If the amount realized at the time of disposition is less than the exercise price, the participant will recognize no income, and a capital loss will be recognized equal to the excess of the exercise price over the amount realized upon the disposition of the shares.

RESTRICTED STOCK

A participant who has been granted a restricted stock award will not realize taxable income at the time of grant, provided that the stock subject to the award is not delivered at the time of grant, or if the stock is delivered, it is subject to restrictions that constitute a "substantial risk of forfeiture" for federal income tax purposes. Upon the later of delivery or vesting of shares subject to an award, the holder will realize ordinary income in an amount equal to the then fair market value of those shares and the Company will be entitled to a corresponding deduction for tax purposes. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of delivery or vesting. Dividends paid to the holder during the restriction period, if so provided, will also be compensation income to the participant and the Company will be entitled to a corresponding deduction for tax purposes. A participant who makes an election under Section 83(b) of the Internal Revenue Code will include the full fair market value of the restricted stock award subject to such election in taxable income in the year of grant at the grant date fair market value.

RESTRICTED STOCK UNITS

A participant who has been granted a restricted stock unit will not realize taxable income at the time of grant and will not be entitled to make an election under Section 83(b) of the Internal Revenue Code since no stock is actually transferred to the recipient on the date of grant. At the time a restricted stock unit vests, assuming the award is distributed at that time, the recipient will recognize ordinary income in an amount equal to the fair market value of the common stock or the amount of cash received. If the restricted stock unit is not distributed at the time it vests, no income will be recognized at that time and taxation will be deferred until the value of the restricted stock unit is distributed. At the time the recipient recognizes taxable income on a restricted stock unit, the Company will be entitled to a corresponding tax deduction in the same amount recognized by the award recipient.

DIVIDEND EQUIVALENT RIGHTS

The grant of a dividend equivalent right will not result in taxable income to the participant. At the time of payment of a cash dividend with respect to shares of Company stock underlying a dividend equivalent right, or with respect to a stand-alone dividend equivalent right, the cash received will be taxable to the participant as ordinary income and the Company will be entitled to a corresponding tax deduction.

WITHHOLDING OF TAXES

The Company may withhold amounts from participants to satisfy tax withholding requirements. Except as otherwise provided by the Compensation Committee, participants may have shares withheld from awards to satisfy the minimum tax withholding requirements.

CHANGE IN CONTROL

Any acceleration of the vesting or payment of awards under the Amended Equity Incentive Plan in the event of a change in control or termination of service following a change in control may cause part or all of the consideration involved to be treated as an "excess parachute payment" under the Internal Revenue Code, which may subject the participant to a 20% excise tax and preclude deduction by the Company.

NOT TAX ADVICE

The preceding discussion is based on federal tax laws and regulations presently in effect, which are subject to change, and the discussion does not purport to be a complete description of the federal income tax aspects of the Amended Equity Incentive Plan. A participant may also be subject to state and local taxes in connection with the grant of awards under the Amended Equity Incentive Plan. Participants should consult with their individual tax advisors to determine the applicability of the tax rules to the awards granted to them.

Accounting Treatment

Under GAAP, the Company is required to recognize compensation expense in its financial statements over the requisite service period or performance period based on the grant date fair value of stock options and other equity-based compensation (such as restricted stock awards and restricted stock units).

 **THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE EQUITY INCENTIVE PLAN AMENDMENT.**

Stock Ownership

Holders of record of Metropolitan Bank Holding Corp.'s shares of common stock as of the close of business on April 3, 2025, the record date, are entitled to one vote for each share then held. As of the Record Date, there were 11,066,234 shares of common stock issued and outstanding. The following table sets forth the shares of the Company's common stock beneficially owned by each of the Company's current directors, by each of the NEOs, by all directors and officers as a group and by each person who was known to us as the beneficial owner of more than 5% of the outstanding shares of the Company's common stock, in each case as of the Record Date (except to the extent indicated otherwise in the footnotes). The mailing address for each of the Company's directors and NEOs is 99 Park Avenue, 12th Floor, New York, New York 10016.

Name of Beneficial Owners	Amount of Shares Owned and Nature of Beneficial Ownership[1] (#)	Percent of Shares of Common Stock Outstanding
• **Five Percent Stockholders**		
BlackRock, Inc. 50 Hudson Yards New York, New York 10001	1,039,730[2]	9.4%
FMR LLC 245 Summer Street Boston, Massachusetts 02210	865,035.21[3]	7.8%
Patriot Financial Partners III, L.P. 100 Matsonford Road, Suite 210 Randor, Pennsylvania 19087	668,684[4]	6.0%
The Vanguard Group 100 Vanguard Blvd. Malvern, Pennsylvania 19355	601,497[5]	5.4%
• **Directors and Nominees**		
Mark R. DeFazio	121,344	1.10%
Anthony J. Fabiano	12,533	*
Dale C. Fredston	17,168	*
David J. Gold	27,231	*
Harvey M. Gutman	20,143	*
Terence J. Mitchell	18,026	*
Chaya Pamula	9,013	*
Robert C. Patent	168,462[7]	1.52%
Maria F. Ramirez	33,057[8]	*
William Reinhardt	21,280	*
Katrina Robinson	5,000	*
George J. Wolf, Jr.	27,735	*
• **Named Executive Officers**		*
Laura Capra	38,044	*
Scott Lublin	49,988	*
Nick Rosenberg	31,589[9]	*
Daniel F. Dougherty	26,823	*
All directors and executive officers as a group (20 persons)	**673,888**	**6.09%**

*   Less than 1%.

(1)   In accordance with Rule 13d-3 under the Securities Exchange Act of 1934 (as amended, the "Exchange Act"), a person is deemed to be the beneficial owner for purposes of this table of any shares of common stock over which he or she has sole or shared voting or investment power or has a right to acquire beneficial ownership at any time within 60 days from the date as of which beneficial ownership is being determined. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares. Beneficial ownership includes all shares held directly as well as by spouses and minor children, in trust and other indirect ownership. Unless otherwise noted, all shares are owned of record or beneficially by the named person.

(2)   Based on information contained in a Schedule 13G/A filed with the SEC on February 5, 2025.

(3)   Based on information contained in a Schedule 13G/A filed with the SEC on February 12, 2025.

(4)   Based on information contained in a Schedule 13D/A filed with the SEC on September 19, 2023.

(5)   Based on information contained in a Schedule 13G/A filed with the SEC on January 26, 2024.

(7)   Includes 69,004 shares held by a partnership and 3,380 shares for which Mr. Patent maintains a power of attorney granted by Mr. Patent's sibling with respect to such shares, including voting power over the shares.

(8)   Includes 1,000 shares held by Ms. Ramirez's spouse.

(9)   Includes 750 shares held by Mr. Rosenberg's children.

Delinquent Section 16(a) Reports

The Company's executive officers, directors and beneficial owners of greater than 10% of the outstanding shares of common stock are required to file reports with the SEC disclosing beneficial ownership and changes in beneficial ownership of Company common stock. SEC rules require disclosure if an executive officer, director or 10% beneficial owner fails to file these reports on a timely basis. No executive officer, director or 10% beneficial owner of shares of Company common stock failed to file ownership reports on a timely basis during 2024.

General Information about the Annual Meeting

 **DATE**

May 28, 2025
9:00 a.m., Eastern Time

 **VIRTUAL MEETING**

Go online to www.meetnow.global/M2XRACH

 **RECORD DATE**

April 3, 2025

Annual Meeting Q&A

The Board is soliciting your proxy for our 2025 Annual Meeting of Stockholders, and any adjournment of the meeting, for the purposes set forth in the Notice of Annual Meeting.

Q   **Who can attend the Annual Meeting? How do I attend?**

A   Only stockholders of record of our common stock at the close of business on April 3, 2025, the Record Date, have a right to attend the Annual Meeting, which will be held on May 28, 2025 at 9:00 a.m. Eastern Time.

The Annual Meeting will be held in a virtual meeting format only. You will not be able to attend the annual meeting physically. To be admitted to the Annual Meeting, you must go online to www.meetnow.global/M2XRACH. To login to the virtual meeting, you must join as a "Shareholder" and follow the applicable instructions set forth below under "*How do I register for the Annual Meeting?*"

The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Please note that Internet Explorer is not a supported browser. You should ensure that you have a strong internet connection wherever you intend to participate in the Annual Meeting. We encourage you to access the Annual Meeting prior to the start time. For further assistance, should you need it, you may call (888) 724-2416.

Q   **How do I register for the Annual Meeting?**

A   If you are a registered stockholder (i.e., you hold your shares through our transfer agent, Computershare), you do not need to register to attend the Annual Meeting virtually on the Internet. To attend the meeting, you must go online to www.meetnow.global/M2XRACH, join as a "Shareholder" and enter the control number found on your proxy card.

If you hold your shares through an intermediary, such as a bank or broker, and you wish to participate at the Annual Meeting, you must register in advance. To register to attend the Annual Meeting you must submit proof of your proxy power (legal proxy) reflecting your shares along with your name and email address to Computershare. Requests for registration must be labeled as "Legal Proxy" and be received no later than 5:00 p.m., Eastern Time, on Thursday, May 22, 2025. You will receive a confirmation of your registration by email after Computershare receives your registration materials.

Proof of proxy power and registration requests should be directed to Computershare at the following:

 **BY EMAIL**   Forward the email from your broker granting you a legal proxy, or attach an image of your legal proxy, to legalproxy@computershare.com

 **BY MAIL**   Computershare
Metropolitan Bank Holding Corp. Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001

Q   **Who can vote at the Annual Meeting?**

A   Only stockholders as of the Record Date, April 3, 2025, may vote at the Annual Meeting. On the Record Date, we had 11,066,234 shares of common stock outstanding. You are entitled to one vote for each share of common stock that you owned on the Record Date. The shares of common stock held in our treasury will not be voted. Please see "*What if I am a 'beneficial owner'?*" below for information on providing voting instructions if you hold your shares of common stock through a broker, bank or other nominee.

Q   **What is a proxy?**

A   Your proxy gives us authority to vote your shares and tells us how to vote your shares at the Annual Meeting or any adjournment thereof. The individuals designated as "proxies" or "proxy holders" are named on the proxy card and will vote your shares at the Annual Meeting according to the instructions you give on the proxy card or by telephone or over the Internet.

Q   **How are proxy materials being distributed?**

A   We anticipate that the Notice of Annual Meeting of Stockholders and the Proxy Statement will begin being mailed to stockholders on or about April 17, 2025.

Q   **How do I vote? What are the different ways I can vote my shares?**

A   If you are a stockholder of record (that is, you hold your shares of our common stock in your own name), you may vote your shares by using any of the following methods:

 **BY SUBMITTING A PROXY BY INTERNET**

To submit a proxy by Internet prior to the Annual Meeting, use the Internet site listed on the proxy card. The Internet voting procedures, as set forth on the proxy card, are designed to authenticate your identity, to allow you to provide your voting instructions and to confirm that your instructions have been properly recorded. If you vote by Internet, you should not return your proxy card.

 **BY SUBMITTING A PROXY BY TELEPHONE**

To submit a proxy by telephone, call the toll-free number listed on the proxy card. The telephone voting procedures, as set forth on the proxy card, are designed to authenticate your identity, to allow you to provide your voting instructions and to confirm that your instructions have been properly recorded. If you vote by telephone, you should not return your proxy card.

 **BY SUBMITTING A PROXY BY MAIL**

To submit a proxy by mail, complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope provided to you.

 **VIRTUALLY AT THE ANNUAL MEETING**

If you are a registered stockholder or hold a proxy from a registered stockholder (and meet other requirements as described in "*Who can attend the Annual Meeting? How do I attend?*" above), you may attend the Annual Meeting virtually and vote on the meeting website.

If you hold your shares through an intermediary, such as a bank or broker, you must register in advance to vote at the Annual Meeting. To register, please follow the instructions set forth below under "*What if I am a 'beneficial owner'?*"

Q **What if I am a "beneficial owner"?**

A If you are a "beneficial owner," also known as a "street name" holder (that is, you hold your shares of our common stock through a broker, bank or other nominee), you will receive instructions on how to vote at the Annual Meeting (including, if your broker, bank or other nominee elects to do so, instructions on how to vote your shares by telephone or over the Internet) as part of your proxy materials provided by the record holder. You must follow those instructions to be able to attend the Annual Meeting and have your shares voted.

If you give the broker instructions, your shares will be voted as you direct. If you do not give instructions, one of two things can happen depending on the type of proposal. For the ratification of the appointment of Crowe LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025 (Proposal 3), the broker may vote your shares in its discretion. For all other proposals, the broker may not vote your shares at all if you do not give instructions (a "broker non-vote"). As a result, if you hold your shares in "street name" your shares will only be voted on Proposals 1, 2, and 4 if you give instructions to your broker.

Q **If I vote by proxy, how will my shares be voted? What if I submit a proxy without indicating how to vote my shares?**

A If you vote by proxy through mail, telephone or over the Internet, your shares will be voted in accordance with your instructions. If you sign, date and return your proxy card without indicating how you want to vote your shares, the proxy holders will vote your shares in accordance with the recommendations of the Board. Please see "*How does the Board recommend that I vote?*" below for additional information.

Q **What if I want to revoke my proxy?**

A You may revoke your proxy at any time before it is voted at the Annual Meeting and all adjournments thereof by:

(i)   sending written notice of revocation to the Corporate Secretary of Metropolitan Bank Holding Corp. at 99 Park Avenue, 12th Floor, New York, New York, 10016,

(ii) submitting another signed proxy card with a later date, or

(iii) by virtually attending the Annual Meeting and voting during the meeting on the meeting website.

Please note that your virtual attendance at the Annual Meeting will not revoke your proxy unless you vote on the meeting website at the appropriate time during the Annual Meeting.

Q **What is a quorum?**

A A quorum is the minimum number of shares required to conduct business at the Annual Meeting. The presence virtually or by proxy of a majority of the outstanding shares of common stock entitled to vote is necessary to constitute a quorum at the Annual Meeting. Abstentions and broker non-votes will be counted to determine whether a quorum is present.

Q   **What matters are being considered at the Annual Meeting?**

A   The purpose of the Annual Meeting is to:

1.   vote to elect four directors (Proposal 1),

2.   approve, on a non-binding advisory basis, the compensation of our Named Executive Officers for 2024 (Proposal 2),

3.   ratify the appointment of Crowe LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025 (Proposal 3), and

4.   approve the Equity Incentive Plan Amendment (Proposal 4).

You may be asked to vote on other matters that may properly be submitted to a vote at the Annual Meeting. The Company could adjourn or postpone the Annual Meeting for the purpose of, among other things, allowing additional time to solicit proxies.

Proposal	Board Recommendation	Voting Options	Vote Required	Effect of Abstentions and Broker Non-Votes
1. Election of four directors to serve on our Board of Directors for a three-year term ending at the 2028 Annual Meeting	✓ **FOR** each director nominee	• **FOR** • **WITHHOLD**	• a plurality of the votes cast (i.e., individuals who receive the highest number of 'FOR' votes cast are elected)	• No effect
2. Approval of a non-binding advisory vote regarding the 2024 compensation of our Named Executive Officers, as disclosed in this Proxy Statement ("Say-on-Pay" vote)	✓ **FOR**	• **FOR** • **AGAINST** • **ABSTAIN**	• the affirmative vote of a majority of the votes cast	• No effect
3. Ratification of the appointment of Crowe LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025	✓ **FOR**	• **FOR** • **AGAINST** • **ABSTAIN**	• the affirmative vote of a majority of the votes cast	• No effect
4. Approval of the Equity Incentive Plan Amendment	✓ **FOR**	• **FOR** • **AGAINST** • **ABSTAIN**	• the affirmative vote of a majority of the votes cast	• No effect

Q   **How may I vote for each proposal?**

A   You may vote "for" any director nominee proposed by the Board or "withhold" authority to vote for any director nominee being proposed (Proposal 1). For all other proposals, you may vote "for" the proposal, vote "against" the proposal, or "abstain" from voting on such proposal.

Q   **What vote is required for approval of a proposal at the Annual Meeting?**

A   A director nominee will be elected if a plurality of the votes cast at the Annual Meeting are "for" a director's election. "Plurality" means that individuals who receive the highest number of votes cast are elected, up to the maximum number of directors to be elected at the Annual Meeting.

All other matters to be voted on at the Annual Meeting require the affirmative vote of a majority of the votes cast virtually or by proxy at the Annual Meeting.

Q   **What is the effect of abstentions and broker non-votes?**

A   Abstentions and broker non-votes will have no effect on the vote for any of the four proposals being considered at the Annual Meeting.

Q   **How does the Board recommend that I vote?**

A   The Board has determined that the matters to be considered at the Annual Meeting are in the best interest of the Company and its stockholders and unanimously recommends a vote:

- "**FOR**" the election of the director nominees (Proposal 1);

- "**FOR**" the compensation of the Named Executive Officers for 2024 (Proposal 2);

- "**FOR**" the ratification of the appointment of Crowe LLP as the Company's independent registered public accounting firm for the year ending December 31, 2025 (Proposal 3); and

- "**FOR**" the approval of the Equity Incentive Plan Amendment (Proposal 4).

Stockholder Proposals

To be eligible for inclusion in the proxy materials for next year's annual meeting of stockholders, any stockholder proposal to take action at such meeting must be received at the Company's executive office, 99 Park Avenue, 12th Floor, New York, New York 10016, no later than December 18, 2025, the 120th day before the anniversary date of this Proxy Statement. If next year's annual meeting is held on a date that is 30 days or more from May 28, 2026, any stockholder proposal must be received at a reasonable time before the Company prints or mails its proxy materials for such meeting. Any such proposals will be subject to the requirements of the proxy rules adopted under the Exchange Act.

For a stockholder proposal to take action that is not intended to be included in the Company's proxy statement for the 2026 annual meeting of stockholders, a stockholder must provide written notice of such proposal to the Corporate Secretary of the Company at its principal executive office by no later than January 17, 2026, which is the 90th day before the anniversary date of this Proxy Statement; provided, that if the date of the annual meeting is advanced more than 30 days or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, such written notice will be timely if delivered or mailed to and received by the Corporate Secretary of Metropolitan Bank Holding Corp. at the principal executive office of Metropolitan Bank Holding Corp. not later than the 10th day following the day on which public disclosure of the date of such meeting is first made. Any such proposals will be subject to the requirements of the proxy rules adopted under the Exchange Act and the applicable provisions of the Company's Bylaws.

The notice with respect to stockholder proposals that are not nominations for director must set forth as to each matter:

1. a brief description of the proposal desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;
2. the name and address of such stockholder as they appear on the books of Metropolitan Bank Holding Corp. and of the beneficial owner, if any, on whose behalf the proposal is made;
3. the number of shares of capital stock that are owned beneficially or of record by such stockholder and such beneficial owner;
4. a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business; and
5. a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

Under SEC Rule 14a-19, a stockholder intending to engage in a director election contest with respect to the Company's annual meeting of stockholders to be held in 2026 must give the Company notice of its intent to solicit proxies by providing the names of its nominees and certain other information at least 60 calendar days before the anniversary of the previous year's annual meeting. This deadline is March 29, 2026.

A notice with respect to director nominations must include:

1. a statement that the writer is a stockholder and is proposing a candidate for consideration by the Board;
2. a statement from the candidate that they will be willing to serve as a director if elected;
3. the name and address of the stockholder as they appear on the Company's books, the number of shares that are owned beneficially by the stockholder and the holding period of the Company's common stock that are owned beneficially by the stockholder (if the stockholder is not a holder of record, appropriate evidence of the stockholder's ownership will be required);

4. a representation as to whether such stockholder intends to appear in person or by proxy at the meeting to nominate the nominee named in the stockholder's notice;

5. the name, age, address and contact information for the candidate, and the number of shares of common stock of the Company that are owned by the candidate (if the candidate is not a holder of record, appropriate evidence of the candidate's share ownership should be provided);

6. a description of all arrangements or understandings between the proposing stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder;

7. a statement of the candidate's business background and experience and all other information relating to such person that would indicate such person's qualification to serve on the Company's Board; and

8. such other information regarding the candidate or the stockholder as would be required to be included in the Company's proxy statement pursuant to SEC Regulation 14A.

Nothing in this Proxy Statement will be deemed to require the Company to include in its proxy statement and proxy relating to an annual meeting any stockholder proposal that does not meet all of the requirements for inclusion established by the SEC in effect at the time such proposal is received.

Other Matters

The Board is not aware of any business to come before the Annual Meeting other than the matters described above in the Proxy Statement. However, if any matters should properly come before the Annual Meeting, it is intended that the Board, as holders of the proxies, will act as determined by a majority vote.

Householding

To reduce the expense of delivering duplicate proxy materials to our stockholders, we are relying on SEC rules that permit us to deliver only one proxy statement to multiple stockholders who share an address unless we receive contrary instructions from any stockholder at that address. This practice, known as "householding," reduces duplicate mailings, saves printing and postage costs as well as natural resources. If you wish to receive a separate copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2024 or this Proxy Statement, or if you wish to receive separate copies of future annual reports or proxy statements, please contact our Annual Meeting provider, Computershare, by phone at 888-785-7674 by mail at Computershare, PO Box 43006, Providence, RI 02940-3006, or by email at web.queries@computershare.com. We will deliver the requested documents promptly upon your request.

Miscellaneous

The cost of solicitation of proxies will be borne by the Company. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. Georgeson LLC will assist us in soliciting proxies, and we have agreed to pay them a fee of $13,500 plus reasonable expenses for their services. In addition to solicitations by mail, directors, officers and regular employees of the Company may solicit proxies personally or by telephone without additional compensation. The Company's 2024 Annual Report to Stockholders is included with this Proxy Statement. Any stockholder may obtain a copy of the Annual Report on Form 10-K through the Company's website, www.mcbankny.com, by clicking the Investor Relations tab and selecting "*SEC Filings*" under the "*Filings & Financials*" tab, or by calling us or writing us at the address below. Such Annual Report is not to be treated as a part of the proxy solicitation material nor as having been incorporated herein by reference.

References to the Company website address, www.mcbankny.com, throughout this Proxy Statement and the accompanying materials are for informational purposes only, or to fulfill specific disclosure requirements of the SEC rules. These references are not intended to, and do not, incorporate the contents of the Company website by reference into this Proxy Statement or the accompanying materials.

Investor Relations

 Metropolitan Bank Holding Corp.
99 Park Avenue, 12th Floor
New York, New York 10016

 (212) 365-6721

 IR@MCBankNY.com

Appendix A: Non-GAAP Reconciliations

The following tables reconcile certain non-GAAP financial performance measures described in "*Compensation Discussion and Analysis*" and "*Pay versus Performance*" above. We believe that these non-GAAP financial performance measures are useful to investors because they provide additional information related to the ongoing performance of the Company and offer a more meaningful comparison to future results of operations. For purposes of our compensation program, these measures are intended to link our NEO's compensation outcomes to the Company's performance in comparison to planned levels, and the Company believes the use of these non-GAAP financial performance measures to adjust for the impact of certain circumstances, events and/or charges is appropriate because it excludes impacts that may not be reflective of the Company's underlying operating performance.

Adjusted Net Income Growth represents the year-over-year percentage change in the Company's Adjusted Net Income. In order to calculate the Company's Adjusted Net Income Growth for purposes of our compensation program, adjustments consistent with the nature and type of adjustments shown below were made to the Net Income reported for the years ended December 31, 2023 and December 31, 2024 to determine the Adjusted Net Income for each year.

Adjusted ROATCE is defined as Adjusted Net Income divided by Average Tangible Common Equity. Average Tangible Common Equity is also a non-GAAP financial measure and is defined as average common equity less average intangible assets.

2023 Adjusted Net Income (Dollars in millions)	Net Income Adjustments
Net Income before income tax expense (GAAP)	106.9
Adjustments for:	
Global Payments Group Crypto Revenue	(3.1)
Increased legal expenses (a)	3.4
Partial Reversal of Regulatory settlement reserve	(5.5)
Adjusted Pre-tax net income	101.7
Estimated Tax rate	28.0%
Adjusted Net Income	**73.2**

(a)   Represents legal expenses primarily related to Global Payments Group activity

2024 Adjusted Net Income (Dollars in millions)	Net Income Adjustments
Net Income before income tax expense (GAAP)	97.1
Adjustments for:	
Regulatory Remediation expenses	16.1
Global Payments Group wind down	1.3
Digital Transformation expenses	6.5
Adjusted Pre-tax net income	121.0
Estimated Tax rate	31.2%
Adjusted Net Income	**83.2**

2024 Adjusted Net Income Growth (Dollars in millions)	Year ended Dec. 31, 2024
GAAP:	
2024 Net Income	66.7
Less: 2023 Net Income	77.3
Year-over-Year Net Income Change	(10.6)
Divided by: 2023 Net Income	77.3
2024 Net Income Growth	**(13.7)%**
Non-GAAP:	
2024 Adjusted Net Income	83.2
Less: 2023 Adjusted Net Income	73.2
Year-over-Year Adjusted Net Income Change	10.1
Divided by: 2023 Adjusted Net Income	73.2
2024 Adjusted Net Income Growth	**13.7%**

2024 Average Tangible Common Equity and Adjusted ROATCE (Dollars in millions)	Average Common Equity Adjustments
Average common equity (GAAP)	694.1
Less: average intangible assets	9.7
Average tangible common equity	**684.4**
Adjusted Net Income	83.2
Divided by: Average Tangible Common Equity	684.4
Adjusted ROATCE	**12.2%**

These non-GAAP financial measures supplement disclosures prepared in accordance with GAAP and should not be viewed as an alternative to GAAP. Furthermore, such non-GAAP measures may not be consistent with similar measures provided or used by other companies.

Appendix B: Equity Incentive Plan Amendment

**AMENDMENT TO THE AMENDED AND RESTATED
METROPOLITAN BANK HOLDING CORP.
2022 EQUITY INCENTIVE PLAN**

April 11, 2025

WHEREAS, Metropolitan Bank Holding Corp. (the "**Company**") established the Metropolitan Bank Holding Corp. Amended and Restated 2022 Equity Incentive Plan (the "**2022 Plan**") to promote the long-term financial success of the Company and its Subsidiaries, including Metropolitan Commercial Bank, by providing a means to attract, retain and reward individuals who contribute to that success and to further align such individuals' interests with those of the Company's stockholders directly through the ownership of shares of Company Stock;

WHEREAS, there are currently 716,000 shares of Company Stock, as defined under the terms of the 2022 Plan, authorized for issuance under the 2022 Plan;

WHEREAS, the Company desires to amend the 2022 Plan to increase the number of shares authorized for issuance under the 2022 Plan by an additional 750,000 shares of Company Stock (the "**Equity Incentive Plan Amendment**"); and

WHEREAS, Section 6.1 of the 2022 Plan permits the Company's Board of Directors to amend the 2022 Plan at any time, subject to approval by the Company's stockholders, as applicable.

NOW THEREFORE, the 2022 Plan be, and it hereby is, amended as set forth below:

1. With the addition of the following in the Recitals section of the 2022 Plan:

    WHEREAS, the Board of the Company has determined that it is advisable and in the best interests of the Company and its stockholders to increase the maximum number of shares of the Company's common stock reserved for issuance under the 2022 Plan from 716,000 to 1,466,000 and to make certain other updates and conforming revisions ("**Amendment No. 1**").

2. Section 3.2(a) of the 2022 Plan is hereby amended in its entirety and replaced as follows:

    (a) *Share Reserve*. Subject to adjustment under the provisions of this **Section 3.2** and **Section 3.4**, the maximum number of shares of Stock that may be delivered to Participants and their beneficiaries under the Plan shall be 1,466,000 shares of Stock, (i) less one (1) share for every one (1) share granted under the 2019 Equity Plan after March 15, 2022, and (ii) prior to the Effective Date of this Amendment No. 1, less one (1) share for every one (1) granted under the 2022 Plan prior to the Effective Date of Amendment No. 1. Subject to the limitations set forth in this **Section 3.2**, Awards under the Plan may be made in any combination of shares of Restricted Stock Awards, Restricted Stock Units or Stock Options in the discretion of the Committee. As of May 29, 2024, no further grants will be made under the 2019 Equity Plan.

3. In all other respects, the provisions of the 2022 Plan shall remain in full force and effect.

4. Capitalized terms used but not otherwise defined in this Equity Incentive Plan Amendment shall have the meanings ascribed to them in the 2022 Plan.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: **001-38282**

METROPOLITAN BANK HOLDING CORP.
(Exact name of registrant as specified in its charter)

New York	**13-4042724**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
99 Park Avenue, New York, New York	**10016**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 659-0600**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Ticker Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	MCB	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒   NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐   NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒   NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒   NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
(Do not check if a smaller reporting company)		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐   NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant on June 28, 2024, as reported by the New York Stock Exchange, was approximately $446.1 million.

As of February 24, 2025, there were issued and outstanding 11,225,125 shares of the Registrant's Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement relating to its 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated.

TABLE OF CONTENTS

GLOSSARY OF COMMON TERMS AND ACRONYMS

ACL	Allowance for credit losses	FHLB	Federal Home Loan Bank
AFS	Available-for-sale	FHLBNY	Federal Home Loan Bank of New York
ALCO	Asset Liability Committee	FRB	Federal Reserve Bank
AOCI	Accumulated other comprehensive income	FRBNY	Federal Reserve Bank of New York
ASC	Accounting Standards Codification	FX	Foreign exchange
ASU	Accounting Standards Update	GAAP	U.S. Generally accepted accounting principles
BaaS	Banking-as-a-Service	GPG	Global Payments Group
Bank	Metropolitan Commercial Bank	HTM	Held-to-maturity
BHC Act	Bank Holding Company Act of 1956, as amended	IRR	Interest rate risk
BSA	Bank Secrecy Act	ISO	Incentive stock option
C&I	Commercial and Industrial	JOBS Act	The Jumpstart Our Business Startups Act
CARES Act	Coronavirus Aid, Relief, and Economic Security Act	LIBOR	London Inter-Bank Offered Rate
CECL	Current Expected Credit Loss	LTV	Loan-to-value
CFPB	Consumer Financial Protection Bureau	MBS	Mortgage-backed securities
Company	Metropolitan Bank Holding Corp.	N/A	Not applicable
Coronavirus	COVID-19	NYSDFS	New York State Department of Financial Services
CRA	Community Reinvestment Act	OCC	Office of the Comptroller of the Currency
CRE	Commercial real estate	OTTI	Other-than-temporary impairment
CRE Guidance	Commercial Real Estate Lending, Sound Risk Management Practices	PRSU	Performance restricted share units
DIF	Deposit Insurance Fund	ROU	Right of use
EB-5 Program	EB-5 Immigrant Investor Program	SEC	U.S. Securities and Exchange Commission
EGC	Emerging Growth Company	SOFR	Secured Overnight Financing Rate
EVE	Economic value of equity	TDR	Troubled debt restructuring
FASB	Financial Accounting Standards Board	USD	U.S. Dollar
FDIC	Federal Deposit Insurance Corporation		

NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K may contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which may be identified by the use of such words as "may," "believe," "expect," "anticipate," "consider," "should," "plan," "estimate," "predict," "continue," "probable," and "potential" or the negative of these terms or other comparable terminology. Examples of forward-looking statements include, but are not limited to, estimates with respect to the financial condition, results of operations and business of Metropolitan Bank Holding Corp. (the "Company") and its wholly-owned subsidiary Metropolitan Commercial Bank (the "Bank"), and the Company's strategies, plans, objectives, expectations and intentions, and other statements contained in this Annual Report on Form 10-K that are not historical facts. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors that are difficult to predict and are generally beyond our control and that may cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Factors that may cause actual results to differ from those results expressed or implied include those factors listed under Part I, Item 1A. "Risk Factors" and as described in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report. In addition, these factors include but are not limited to:

- a failure to successfully manage our credit risk and the sufficiency of our allowance for credit losses;

- changes in loan demand and declines in real estate values in the Company's market area, which may adversely affect our loan production;

- borrower and depositor concentrations (e.g., by geographic area and by industry);

- the interest rate policies of the Federal Reserve and other regulatory bodies;

- general economic conditions, including unemployment rates, and potential recessionary and inflationary indicators, either nationally or locally, including the related effects on our borrowers and other clients, such as adverse changes to credit quality, and on our financial condition and results of operations;

- an unanticipated loss of key personnel or existing clients, or an inability to attract key employees;

- system failures or cybersecurity breaches of our information technology infrastructure and/or confidential information or those of the Company's third-party service providers or those of our non-bank financial service clients for which we provide global payments infrastructure;

- failure to maintain current technologies or technological changes and enhancements that may be more difficult or expensive to implement than anticipated, and failure to successfully implement future information technology enhancements;

- emerging issues related to the development and use of artificial intelligence that could give rise to legal or regulatory action, damage our reputation or otherwise materially harm our business or clients;

- the timely and efficient development of new products and services offered by the Company, as well as risks (including reputational and litigation) attendant thereto, and the perceived overall value and acceptance of these products and services by clients;

- the successful implementation or consummation of new business initiatives, which may be more difficult or expensive than anticipated;

- an unexpected adverse financial, regulatory, legal or bankruptcy event experienced by our financial service clients;

- unexpected increases in our expenses;

- changes in liquidity, including funding sources, deposit flows and the size and composition of our deposit portfolio, and the percentage of uninsured deposits in the portfolio;

- an unexpected deterioration in the performance of our loan or securities portfolios and our inability to absorb the amount of actual losses inherent in the portfolio;

- difficulties associated with achieving or predicting expected future financial results;

- different than anticipated growth and our ability to manage our growth;

- increases in competitive pressures among financial institutions or from non-financial institutions which may result in unanticipated changes in our loan or deposit rates;

- unexpected adverse impact of future acquisitions or divestitures;

- impacts related to or resulting from regional and community bank failures and stresses to regional banks, or conditions in the securities markets or the banking industry being less favorable than currently anticipated;

- changes in accounting principles, policies or guidelines may cause the Company's financial condition or results of operation to be reported or perceived differently;

- legislative, tax or regulatory changes or actions, including changes and the potential for changes to regulatory policy and the promulgation of new laws and regulations following the inauguration of a new presidential administration, may adversely affect the Company's business;

- unanticipated increases in FDIC insurance premiums or future assessments;

- the costs, including the possible incurrence of fines, penalties, or other negative effects (including reputational harm) of any adverse judicial, administrative, or arbitral rulings or proceedings, regulatory enforcement actions, or other legal actions to which we or any of our subsidiaries are a party, and which may adversely affect our results; and

- the current or the potential impact on the Company's operations, financial condition, and clients resulting from natural or man-made disasters, climate change, wars, military conflict, acts of terrorism, other geopolitical events, cyberattacks, and global pandemics, or localized epidemics.

The Company's ability to predict results or the actual effects of its plans or strategies is inherently uncertain. As such, forward-looking statements can be affected by inaccurate assumptions made or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect conditions only as of the date of this filing. Forward-looking statements speak only as of the date of this document. The Company undertakes no obligation (and expressly disclaims any obligation) to publicly release the results of any revisions which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements, except as may be required by law.

PART I

Item 1. Business

The Company is a bank holding company headquartered in New York, New York and registered under the BHC Act. Through its wholly owned bank subsidiary, Metropolitan Commercial Bank, a New York state-chartered commercial bank, the Company provides a broad range of business, commercial and retail banking products and services to small businesses, middle-market enterprises, public entities and individuals primarily in the New York metropolitan area. The Company's founding members, including its Chief Executive Officer, Mark DeFazio, recognized a need in the New York metropolitan area for a solutions-oriented, relationship bank focused on middle market companies and real estate entrepreneurs whose financial needs are often overlooked by larger financial institutions. The Bank was established in 1999 with the goal of helping these under-served clients build and sustain wealth. Its motto, "The Entrepreneurial Bank," is a reflection of the Bank's aspiration to develop a middle-market bank that shares the same entrepreneurial spirit as its clients. By combining high-tech service with the relationship-based focus of a community bank and offering an extensive suite of financial products and services, the Company is well-positioned to continue to capitalize on the significant growth opportunities available in the New York metropolitan area and elsewhere. See the "GLOSSARY OF COMMON TERMS AND ACRONYMS" for the definition of certain terms and acronyms used throughout this Form 10-K.

In addition to traditional commercial banking products, the Company offers: corporate cash management and retail banking services; customized financial solutions for government entities, municipalities, public institutions and charter schools; specialized services to facilitate secure and efficient real estate transactions and tax-deferred exchanges for title and escrow and Section 1031 exchanges; and EB-5 Program accounts for qualified foreign investors. In 2024 the Company exited the GPG BaaS business, and only residual operational tasks remain to be completed.

The Company has developed various deposit gathering strategies, which generate the funding necessary to operate without a large branch network. These activities, together with six strategically located banking centers, generate a stable source of deposits to fund a diverse loan portfolio with attractive risk-adjusted yields. As of December 31, 2024, the Company's assets, loans, deposits, and stockholders' equity totaled $7.3 billion, $6.0 billion, $6.0 billion and $729.8 million, respectively.

As a bank holding company, the Company is subject to the supervision of the Board of Governors of the Federal Reserve System. The Company is required to file with the FRB reports and other information regarding its business operations and the business operations of its subsidiaries. As a state-chartered bank that is a member of the FRB, the Bank is subject to FDIC regulations as well as supervision, periodic examination and regulation by the NYSDFS as its primary state regulator and by the FRB as its primary federal regulator.

Available Information

The SEC maintains an internet site, www.sec.gov, that contains the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments thereto, and other reports electronically filed with the SEC. The Company makes these documents that have been filed with the SEC available free of charge through the Company's website, www.mcbankny.com, by clicking the Investor Relations tab and selecting "SEC Filings" under the "Filings & Financials" tab. Information included on the Company's website is not part of this Annual Report on Form 10-K.

Market Area

The Company's primary market includes the New York metropolitan area, specifically Manhattan and the outer boroughs, and Nassau County, New York. This market is well-diversified and represents a large market for middle market businesses (defined as businesses with annual revenue of $5 million to $400 million). The Company's market area has a diversified economy typical of most urban population centers, with the majority of employment provided by services, wholesale/retail trade, finance/insurance/real estate, technology companies and construction. A relationship-led strategy has provided the Company with select opportunities in other U.S. markets, with a particular focus on South Florida.

The Company operates six banking centers strategically located within close proximity to target clients. There are four banking centers in Manhattan, one in Brooklyn, New York, and one in Great Neck, Long Island. The 99 Park Avenue banking center, adjacent to the Company headquarters, is located at the center of one of the largest markets for bank deposits in the New York Metropolitan Statistical Area due to the abundance of corporate and high net worth clients. The Manhattan banking centers are centrally located in the heart of neighborhoods notably associated with specific business sectors with which the Company has strong existing relationships. The Brooklyn banking center is in the active Boro Park neighborhood, which is home to many small- and medium-sized businesses, and where several important existing lending clients live and work. The banking center in Great Neck, Long Island represents a natural extension of the Company's efforts to establish a physical footprint in areas where many of its existing and prospective commercial clients are located, and also serves as a central hub for philanthropic and community events. The Company also has a loan production office in Miami, Florida and an administrative office in Lakewood, New Jersey.

Competitors

The bank and non-bank financial services industry in the Company's markets and surrounding areas is highly competitive. The Company competes with a wide range of community, regional and large banks located in its market areas as well as non-bank commercial finance companies on a nationwide basis. The Company faces competition in both lending and attracting funds as well as merchant processing services from commercial banks, savings associations, credit unions, consumer finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, non-bank lenders, government agencies and certain other non-financial institutions. Many of these competitors have higher lending limits and more assets, capital and resources than the Company, and may be able to conduct more intensive and broader-based promotional efforts to reach both commercial and individual customers. Competition for deposit products can depend heavily on pricing because of the ease with which customers can transfer deposits from one institution to another.

Accessibility, tailored product offerings, disciplined underwriting and speed of execution enable the Company to distinguish itself in the markets of its target clients, which the Company views as under-served by today's financial services industry. Establishing banking centers in close proximity to a "critical mass" of its clients has advanced the Company's ability to retain and grow deposits, provided opportunities to deepen client relationships, and, ultimately to enhance franchise value.

Business Strategy

The Company's strategy is to continue to build a relationship-oriented commercial bank by organically growing its existing client relationships and developing new long-term clients. The Company focuses on the New York metropolitan area middle-market businesses with annual revenues of $400 million or less and the New York metropolitan area real estate entrepreneurs with a net worth of $50 million or more. The Company originates and services CRE and C&I loans of generally between $3 million and $30 million, which it believes is an under-served segment of the market. Management believes that the Company is well positioned in a market area offering significant growth opportunities. As it grows, the Company will attempt to continue to convert many of its lending clients into full retail relationships.

The Company seeks to differentiate itself in the marketplace by offering excellent service, competitive products, innovative solutions, access to senior management, and an ability to make lending decisions in a timely manner combined with certainty of execution. The Company's lending team possesses industry expertise that enables it to better understand its clients' businesses and differentiates it from other banks in the market.

On-going relationships and tailored products

Management believes that the focus on servicing all aspects of the clients' businesses, including cash management and lending solutions, better positions the Company to be able to meet its clients' current and future needs. The Company has the flexibility and commitment to create solutions tailored to the needs of each client. For example, the Company entered the healthcare lending space in 2001 and built out processes, procedures, and customized infrastructure to support its clients in this industry. Management intends to continue leveraging the quality of its team, existing relationships and its client-centered approach to further grow its tailored banking solutions, build deeper relationships and increase market share. Additionally, the Company is always working to expand its team by attracting and developing individuals that embody its spirit as "The Entrepreneurial Bank." This helps to ensure that it continues to meet its high standards of excellence, which drives relationships and enhances franchise value.

Strong deposit franchise

The strength of the Company's deposit franchise comes from its long-standing relationships with clients and the strong ties it has in its market area. The Company has also developed a diversified funding strategy, which enables it to be less reliant on branches. Deposit funding is provided by: traditional commercial banking products offered to borrowing and non-borrowing clients; corporate cash management and retail banking services; tailored financial solutions for government entities, municipalities, and public institutions; specialized services to facilitate secure and efficient real estate transactions and tax-deferred exchanges for title and escrow and Section 1031 exchanges; and, EB-5 Program accounts for qualified foreign investors. These activities, together with six strategically located banking centers, generate a stable source of deposits to support the growth of our diverse loan portfolio.

Products and Services

The Company provides a comprehensive set of commercial and retail banking products and services customized to meet the needs of its clients. The Company offers a broad range of lending products, with a primary focus on CRE and C&I loans.

Lending Products

The Company's CRE products include acquisition loans, loans to refinance or return borrower equity on income producing properties, renovation loans, loans on owner-occupied properties and construction loans. The Company lends against a variety of asset classes, including skilled nursing facilities, healthcare, multi-family, office, hospitality, mixed use, retail, and warehouse.

The Company's C&I products consist primarily of working capital lines of credit secured by business assets, self-liquidating term loans generally made for the acquisition of equipment and other long-lived company assets, trade finance and letters of credit. The majority of C&I loans carry the personal guarantee of the principals of the borrowing entity.

Commercial Real Estate

Non-owner occupied CRE comprises the largest component of the Company's real estate loan portfolio. These mortgage loans are secured by mixed-use properties, office buildings, commercial condominium units, retail properties, hotels and warehouses. In underwriting these loans, the Company generally relies on the income generated by the property as the primary means of repayment. However, the personal guarantee of the principals will frequently be required as a credit enhancement, particularly when the collateral property is in transition (i.e., under renovation and/or in the lease-up stage). A Phase I Environmental Report is generally required for all new CRE loans.

Loans are generally written for terms of three to five years, although loans with longer or shorter terms are occasionally written. Interest rates may be fixed or floating, and repayment schedules are generally based on a 25- to 30-year amortization schedule, although interest only loans are also offered.

Factors considered in loan underwriting include: the stability of the projected cash flows from the real estate based on operating history, tenancy, and current rental market conditions; the development and property management experience of the principals; the financial wherewithal of the principals, including an analysis of global cash flows; and credit history of the principals. Generally, the maximum LTVs for new originations range from 50% to 75%, depending on the property type and the minimum debt coverage ratio is 1.20x, with higher coverage required for hospitality and special use properties.

At December 31, 2024, $1.9 billion, or 38.8% of the Company's real estate loan portfolio, consisted of loans to the healthcare industry, which were primarily made to nursing and residential care facilities. The Company has lenders who are experienced in lending to the healthcare industry, particularly to skilled nursing homes. They generally originate loans to borrowers with strong cash flows from diverse sources and who are very experienced operators that typically have over 1,000 beds under management. In addition to being secured by real estate, these loans are also generally secured by the assets of the operating company, and in almost all cases the credit facilities are personally guaranteed by principals of the company, who are typically high net worth individuals. The Company also originates term loans to standalone medical facilities such as radiology and dialysis centers and medical practices, which are generally secured by the assets of the company and the personal guaranties of the sponsors/owners of the practice.

Multi-family

The multi-family loan portfolio consists of loans secured by multi-tenanted residential properties primarily located in New York City or the Greater New York area. In underwriting multi-family loans, the Company employs the same underwriting standards and procedures as are employed for non-owner occupied CRE.

Certain of the Company's loans are associated with rent stabilized units in the New York City boroughs, in which the laws limit rent increases for rent stabilized multi-family properties. At December 31, 2024, the Company had $168.0 million of New York City rent-regulated stabilized multi-family loans, which had a weighted-average debt coverage ratio of 2.7x and an average LTV of 42.1% based on the most recent appraisal. If expense growth exceeds revenue growth, a property may not generate sufficient cash flows to cover debt service. See Part I, Item 1A., *"Risk Factors—Risk Relating to Lending Activities—The performance of the Company's multi-family and mixed-use loans could be adversely impacted by regulation."*

Construction Loans

Construction lending involves additional risks when compared to permanent loans. These risks include completion risk, which could be impacted by unanticipated delays and/or cost overruns, and market risk, i.e., the risk that market rental rates and/or market sales prices may decline before the project is completed. Therefore, the Company only originates construction loans on a very selective basis. Generally, the types of construction loans the Company originates include extensive renovation loans as well as ground-up construction loans. At December 31, 2024, construction loans comprised 3.4% of the Company's loan portfolio. In all cases, the owner/developer has extensive construction experience, sufficient equity in the transaction (maximum loan to cost of 65%) and provides personal recourse on the loan. The Company has established limits for construction lending as a percentage of risk-based capital.

Commercial and Industrial Loans

C&I credit facilities are made to a wide range of industries. The principals of the companies have extensive experience in acquiring and operating their business. The industries include healthcare with a specialty in skilled nursing facilities, auto leasing firms, wholesalers, manufacturers and importers and exporters of a wide range of products. The loans are secured by the assets of the company including accounts receivable, inventory and equipment and, in most cases, are personally guaranteed. Collateral may also include owner-occupied real estate. The Company targets companies that have $400 million of revenues or less.

The Company's lines of credit are generally reviewed on an annual basis. Term loans typically have terms of two to five years and are also reviewed on an annual basis. The credit facilities may be made with either fixed or floating rates.

C&I loans are subject to risk factors that are unique to each business. In underwriting these loans, the Company seeks to gain an understanding of each client's business in order to accurately assess the reliability of the company's cash flows. The Company lends to borrowers who are well capitalized, and have an established track record in their business, with predictable growth and cash flows.

At December 31, 2024, $355.1 million, or 33.9% of the Company's C&I loan portfolio, consisted of loans to the healthcare industry, of which $238.1 million, or 67.0%, were made to nursing and residential care facilities. Within the C&I lending group, the Company has lenders who are experienced in lending to the healthcare industry, particularly to skilled nursing homes. They generally originate loans to borrowers with strong cash flows from diverse sources and who are very experienced operators that typically have over 1,000 beds under management. In all cases these loans are secured by the assets of the operating company, and in almost all cases the credit facilities are personally guaranteed by principals of the company, who are typically high net worth individuals. The Company also originates term loans to standalone medical facilities such as radiology and dialysis centers and medical practices, which are secured by the assets of the company and the personal guarantees of the sponsors/owners of the practice.

Deposit Products and Services

The Company's retail products and services are similar to those of mid-to-large banks in its market, and include, but are not limited to, online banking, mobile banking, ACH, and remote deposit capture. The Company has made, and will continue to make, investments in technology to meet the needs of its customers. Deposit funding is provided by the following deposit verticals:

1) Borrowing clients – The Company generates significant deposits from its borrowing clients. The Company provides commercial clients with convenient solutions such as remote deposit capture, business online banking and various other retail services and products. The Company will attempt to continue to convert lending clients into full retail clients and thereby continue to expand its retail presence.

2) Non-borrowing retail banking products and services clients – These customers, located primarily in the New York City metropolitan area, need an efficient technology interface and the personal service of an experienced banker who can assist them in managing their day-to-day operations using our retail banking products and services. Management understands that not every potential client of the Company is in need of an extension of credit; instead, these clients require a bank that can assist in making them more efficient and competitive.

3) Corporate cash management clients – The Company provides corporate cash management services to clients who are in possession of, or have discretion over, large deposits such as, but not limited to, property management companies, title companies and bankruptcy trustees.

4) Government entities, municipalities and other local entities – The Company provides customized financial solutions for government entities, municipalities, public institutions, and charter schools to help them reach their strategic objectives.

5) EB-5 Program accounts – The EB-5 Program, administered by the U.S. Citizenship and Immigration Services, allows qualified foreign investors who meet specific capital investment and other requirements to obtain permanent residency and become contributors to U.S. communities.

6) Title and Escrow – The Company provides specialized services designed to facilitate secure and efficient real estate transactions and tax-deferred exchanges for title and escrow, Section 1031 exchanges, and qualified intermediary needs.

Global Payments Business

In 2023, the Company completed the exit from the business associated with digital currency entities, commonly referred to as the crypto-asset business. In 2024 the Company exited the GPG BaaS business, and only residual operational tasks remain to be completed.

Asset Quality

Non-Performing Assets

Non-performing assets consist of non-accrual loans and loans past due over 90 days and still accruing. The past due status on loans is based on the contractual terms of the loan. It is generally the Company's policy that a loan 90 days past due be placed on non-accrual status unless factors exist that would eliminate the need to place a loan on this status. A loan may also be designated as non-accrual at any time if payment of principal or interest in full is not expected due to deterioration in the financial condition of the borrower. At the time loans are placed on non-accrual status, the accrual of interest is discontinued and previously accrued and unpaid interest is reversed. Payments received on non-accrual loans are generally applied to principal. Loans are considered for return to accrual status when they become current as to principal and interest payments and remain current for a period of six consecutive months or when, in the opinion of management, the Company expects to receive all of its original principal and interest. In the case of non-accrual loans where a portion of the loan has been charged off, the remaining balance is kept on non-accrual status until the entire principal balance has been recovered.

Allowance for Credit Losses – Loans and Loan Commitments

The Company adopted ASU No. 2016-13, Financial Instruments – Credit Losses (ASC 326) ("ASC 326") effective January 1, 2023, which requires that the measurement of all expected credit losses for financial assets held at the reporting date be based on historical experience, current conditions, and reasonable and supportable forecasts.

In March 2022, the FASB issued ASU 2022-02, Financial Instruments − Credit Losses (ASC 326): Troubled Debt Restructurings and Vintage Disclosures. ASU 2022-02 eliminates the accounting guidance for TDRs by creditors while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. The Company adopted this guidance effective January 1, 2023. See *"NOTE 3 — SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS"* to the Company's consolidated financial statements in this Form 10-K. The Company works closely with borrowers that are experiencing financial difficulties to identify viable solutions that minimize the potential for loss and under certain circumstances may modify the terms of these loans to maximize their collectability. Modifications generally involve short-term deferrals of principal and/or interest payments, reductions of scheduled payment amounts, interest rates or principal of the loan, and forgiveness of accrued interest.

Measurement of Expected Credit Losses

Management believes that the ACL is adequate to cover expected credit losses over the life of the loan portfolio. In estimating the ACL, the Company relies on models and economic forecasts developed by external parties as the primary driver of the ACL. These models and forecasts are based on nationwide sets of data. Economic forecasts can change significantly over an economic cycle and have a significant level of uncertainty associated with them. The performance of the models is dependent on the variables used in the models being reasonable predictors for the loan portfolio's performance. However, these variables may not capture all sources of risk within the portfolio. As a result, the Company reviews the results and makes qualitative adjustments to the models to manage limitations of the models as necessary. Such qualitative factors may include adjustments to better capture the imprecision associated with the economic forecasts, and the ability of the models to capture emerging risks within the portfolio that may not be represented in the data. These judgments are evaluated through the Company's review process and revised on a quarterly basis to account for changes in facts and circumstances.

When loans do not share risk characteristics with other financial assets they are evaluated individually. Management applies its normal loan review procedures in making these judgments. Individually evaluated loans consist of nonaccrual loans and loans that have been modified due to financial difficulty. In determining the ACL, the Company generally applies a discounted cash flow method for instruments that are individually assessed. For collateral dependent financial assets where the borrower is experiencing financial difficulty, the ACL is measured based on the difference between the fair value of the collateral (less selling costs if applicable) and the amortized cost basis of the asset as of the measurement date. Fair value is generally calculated based on the value of the underlying collateral less an appraisal discount. All loan losses are charged-off to the ACL when the loss actually occurs or when the collectability of principal is deemed to be unlikely. Recoveries are credited to the allowance at the time of recovery.

Credit Risk Management

The Company controls credit risk both through disciplined underwriting of each transaction, as well as active credit management processes and procedures to manage risk and minimize loss throughout the life of a transaction. The Company seeks to maintain a broadly diversified loan portfolio in terms of type of customer, type of loan product, geographic area and industries in which business customers are engaged. The Company has developed tailored underwriting criteria and credit management processes for each of the various loan product types it offers.

Underwriting

In evaluating each potential loan relationship, the Company adheres to a disciplined underwriting evaluation process including, but not limited to the following:

- understanding the customer's financial condition and ability to repay the loan;

- verifying that the primary and secondary sources of repayment are adequate in relation to the amount and structure of the loan;

- observing appropriate LTV guidelines for collateral-dependent loans;

- identifying the customer's level of experience in their business;

- identifying macroeconomic and industry level trends;

- maintaining targeted levels of diversification for the loan portfolio, both as to type of borrower and geographic location of collateral; and

- ensuring that each loan is properly documented and liens on collateral are perfected.

Loan Approval Authority

The Company's lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by its Board of Directors and management. The Company has established several levels of lending authority that have been delegated by the Board of Directors to the Credit Committee, a standing committee of the Bank's board of directors, and other personnel in accordance with the lending authority in the Company's Commercial Lending Policy. Authority limits are based upon the individual loan size and the total exposure of the borrower and are conditioned on the loan conforming to the policies contained in the Company's Commercial Lending Policy. All loans over $12.5 million go to the Credit Committee for approval. The Credit Committee is comprised of five Board members who are "permanent members" of the Credit Committee, including the Chief Executive Officer and a minimum of two other Board members rotate quarterly. Loans of $12.5 million or less are approved by management subject to individual officer approval limits. However, for all group relationships with total exposure in excess of 25% of risk-based capital, approval of the Credit Committee will be required for loans of any size; except that a loan will not require Credit Committee approval if the loan request is no greater than 10% of the relationship, to a maximum of $2.5 million, whereby lending officers' approval will be required. Any loan policy exceptions are fully disclosed to the approving authority.

Loans to One Borrower

In accordance with loans-to-one-borrower regulations promulgated by the NYSDFS, the Company is generally limited to lending no more than 15% of its capital stock, surplus fund and undivided profits to any one borrower or borrowing entity. Management understands the importance of concentration risk and continuously monitors the Company's loan portfolio to ensure that risk is balanced between such factors as loan type, industry, geography, collateral, structure, maturity and risk rating, among other things. The Company's Commercial Loan Policy establishes detailed concentration limits and sub-limits by loan type and geography.

Ongoing Credit Risk Management

In addition to the underwriting process described above, the Company performs ongoing risk monitoring and reviews processes for all credit exposures. While the Company grades and classifies its loans internally, it also engages an independent third-party firm to perform regular loan reviews and confirm loan classifications. The Company (i) strives to identify potential problem loans early in an effort to aggressively seek resolution of these situations before the loans result in a loss, (ii) records any necessary charge-offs promptly and (iii) maintains adequate allowance levels to cover expected credit losses over the life of the loan portfolio.

In general, whenever a particular loan or overall borrower relationship is classified as pass-watch, special mention or substandard based on one or more standard loan grading factors, the Company's credit officers engage in active evaluation of the loan to determine the appropriate resolution strategy. On a quarterly basis, management and the Board of Directors review the status of the watch list and classified assets portfolio as well as the larger credits in the portfolio.

Investments

The Company's investment objectives are primarily to provide and maintain liquidity, manage to an acceptable level of interest rate risk and safely invest excess funds when demand for loans is less than deposit growth. Subject to these primary objectives, the Company also seeks to generate a favorable return. The Board of Directors has assigned the overall responsibility for the investment portfolio to the CFO or their designee. The Company's investment policy is reviewed and approved by the Board at least annually. The CFO or their designee is responsible for the implementation of the Company's investment policy and monitoring its investment performance. The ALCO reviews the status of the investment portfolio quarterly.

The Company has legal authority to invest in various types of investment securities and liquid assets, including U.S. Treasury obligations, securities of various government-sponsored agencies, mortgage-backed and municipal government securities, deposits at the FHLBNY, certificates of deposit of federally insured institutions, investment grade corporate bonds and investment grade money market mutual funds. It is also required to maintain an investment in FHLBNY stock, which investment is based primarily on the level of its FHLBNY borrowings. Additionally, the Company is required to maintain an investment in FRBNY stock equal to six percent of its capital and surplus.

The majority of the Company's investments are classified as either AFS or HTM and can be used to collateralize FHLBNY borrowings, FRB borrowings, public funds deposits or other borrowings. At December 31, 2024, the investment portfolio consisted primarily of government agency residential mortgage-backed securities and, to a lesser extent, U.S. Government Agency and treasury securities, government agency commercial mortgage-backed securities and municipal securities.

The Company estimates and recognizes an ACL for HTM debt securities pursuant to ASU No. 2016-13. The Company has a zero loss expectation for nearly all of its HTM securities portfolio, and has no ACL related to these securities at December 31, 2024. For the small portion of the HTM securities portfolio that does not have a zero loss expectation, the ACL is based on each security's amortized cost, excluding interest receivable, and represents the portion of the amortized cost that the Company does not expect to collect over the life of the security. The ACL is determined using average industry credit ratings and historical loss experience, and is initially recognized upon acquisition of the securities, and subsequently remeasured on a recurring basis.

Pursuant to ASU No. 2016-13, the Company evaluates AFS debt securities that have experienced a decline in fair value below amortized cost for credit impairment. In performing an assessment of whether any decline in fair value is due to credit loss, the Company considers the extent to which the fair value is less than the amortized cost, changes in credit ratings, any adverse economic conditions, as well as all relevant information at the individual security level, such as credit deterioration of the issuer, explicit or implicit guarantees by the federal government or the collateral underlying the security. If it is determined that the decline in fair value was due to credit, an ACL is recorded, limited to the amount the fair value is less than the amortized cost basis. The non-credit related decrease in the fair value, such as a decline due to changes in market interest rates, is recorded in other comprehensive income, net of tax. If the Company intends to sell the AFS security, or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost, the Company will write down the security's amortized cost basis to its fair value, write off any existing ACL, and recognize in net income any incremental impairment.

Sources of Funds

Deposits

Deposits have traditionally been the Company's primary source of funds for use in lending and investment activities. The Company generates deposits from: traditional commercial banking products offered to borrowing and non-borrowing clients; corporate cash management and retail banking services; tailored financial solutions for government entities, municipalities, and public institutions; specialized services to facilitate secure and efficient real estate transactions and tax-deferred exchanges for title and escrow and Section 1031 exchanges; and, EB-5 Program accounts for qualified foreign investors. The Company believes that it has a very stable deposit base, supported by its customer diversification and relationship-driven approach. The Company's deposit strategy primarily focuses on developing borrowing and other service-oriented relationships with customers rather than competing with other institutions on interest rates. It has established deposit concentration thresholds to avoid the possibility of dependence on any single depositor base for funds.

Borrowings

The Company maintains diverse funding sources including, but not limited to, borrowing lines at the FHLB and the FRB discount window. The Company may, from time to time, utilize advances from the FHLB, among other alternatives, to supplement its funding sources. The FHLB provides credit products for its member financial institutions. As a member, the Company is required to own capital stock in the FHLB and is authorized to apply for advances collateralized by certain of its real estate-related mortgage loans and other assets, provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Limitations on the amount of advances that can be drawn are based either on a fixed percentage of an institution's total assets and/or on the FHLB's assessment of the institution's creditworthiness. The Company maintains a borrowing line supported by a borrower in custody collateral agreement with the FRB discount window. See Part I, Item 1A., *"Risk Factors—A lack of liquidity could adversely affect the Company's financial condition and results of operations."*

At December 31, 2024, the Company had $210.0 million of Federal funds purchased and $240.0 million of FHLBNY advances outstanding.

Human Capital Resources

We recognize our employees are our greatest asset. Our commitment to our employees is deeply rooted in our approach to attracting, retaining and developing talent. We foster a culture of trust, ethics, and accountability where every employee is committed to upholding these principles in their interactions with clients, customers, shareholders, other stakeholders and each other. We expect full engagement from our team in realizing our vision, executing our mission and enabling our core values. The Company prides itself on a collaborative environment where contributions from all levels matter. Moreover, the experience, knowledge, and customer service excellence that our employees bring every day is a key source of differentiation from our competitors. As of December 31, 2024, the Company employed 291 full-time employees, and 2 part-time employees, none of whom are represented by a collective bargaining agreement. This increase of 16 employees, or approximately 5.8%, from December 31, 2023 reflects our expanding business and the expansion of risk management programs in connection with the Company's Lending, Deposits and Cash Management business lines, as well as in the Financial Crimes Compliance, Human Resources, Risk Management, Operations and Technology functions.

Talent Acquisition and Retention

The Company employs a business model that combines high-touch service, emerging technologies, and the relationship-based focus of a community bank. Management seeks to hire, develop, promote, and retain well-qualified employees who are aligned with the Company's business model and broadly reflect the community in which we operate.

The Company's selection and promotion processes are designed to be without bias and include the active recruitment of minorities and women. The ratios of women and men in the Company are 45% and 55% at December 31, 2024, respectively, which is relatively unchanged from December 31, 2023. Approximately 31.7% of the employees identified as minorities at December 31, 2024, as compared to 35.4% at December 31, 2023. Within the employee population that identified as a minority, 17.1% identify as women, as compared to 19.1% as of December 31, 2023. The Company uses the U.S. Department of Labor Affirmative Action minority categories: Black or African American, Hispanic or Latino, Native Hawaiian or Other Pacific Islander, and American Indians/Alaskan Natives.

To attract and retain high performing talent, the Company offers competitive, performance-based compensation and a benefits plan that includes comprehensive health care coverage, supplemental healthcare benefits, a 401(k) plan with a Company match, flexible spending accounts and health savings accounts, wellness programs, commuter benefits,

Company sponsored life and disability insurance, voluntary life and AD&D insurance, commuter benefits, an Employee Assistance Program, paid time-off, and leave policies, including paid parental leave.

The Company also offers an Employee Referral Program that allows employees to earn a referral bonus by recommending candidates that are hired for open positions.

Training and Development

Ensuring that our employees receive training and development opportunities is a priority. Our ongoing success depends on our ability to develop talent within the Company and ensure that we have employees ready to move into future leadership roles. The Company's training and development regiment is designed to allow for career advancement and new learning opportunities, while benefiting the Company by organically building bench strength across the organization.

The Company conducts a comprehensive New Employee Orientation for all new hires. In 2024, the Company enhanced the New Employee Orientation to provide a more comprehensive welcome experience. In addition, all employees are required to complete assigned compliance, financial crimes compliance, enterprise risk management, information security/cybersecurity, fraud prevention and technical training courses annually via the Company's Learning Management System ("LMS"). Employees are also periodically assigned professional skills training via the LMS. The Board is engaged in the development of these training programs, and our directors are afforded training opportunities through the LMS as well. Supplemental cybersecurity and information security updates and refreshers are provided to employees periodically throughout the year.

In addition to the LMS, the Company provides in-person training to employees on a range of topics, including cybersecurity, enterprise risk management and compliance, information technology, strategic planning and goal setting, and employee benefits. For example, in 2024, the Company offered on-site training on its' 401(k) plan's features and available investments. A licensed investment advisor delivered the educational sessions in a group setting and also provided one-on-one sessions for those who requested individualized guidance. In addition, managers are encouraged to provide informal learning opportunities for employees, such as inviting certain employees to attend management committee or working group meetings, to better understand the Company and its business, meet with senior management and cross-train within their own department, as well as other departments of interest. To further their education, employees are encouraged to attend external business-related training seminars, conferences, and networking opportunities, which are paid for by the Company.

Purpose and Values

Our commitment to our customers, community and employees is well established and recognized by our Board, executive leadership, and our Employee Engagement Committee (the "EEC"). We embrace our entrepreneurial spirit and dedication to customer service. We implemented the EEC, which is comprised of employees from all levels across the organization, to collectively unify our teams. The EEC is instrumental in developing a community of belonging at the Company. We welcome differences and celebrate diverse cultures, backgrounds, experiences and perspectives, fostering a unique workplace culture that values every individual. Our commitment to inclusion is reflected in our education and wellness programs, which, for example, focus on financial, emotional, and physical well-being. We also encourage community volunteering activities in areas that unite our employees and champion inclusion. By engaging in service to our community, we not only strengthen our bonds but also reflect our shared values.

Subsidiaries

Metropolitan Commercial Bank is the sole subsidiary of Metropolitan Bank Holding Corp. and there are no significant subsidiaries of Metropolitan Commercial Bank.

Federal, State and Local Taxation

The following is a general description of material tax matters and does not purport to be a comprehensive review of the tax rules applicable to the Company.

For federal income tax purposes, the Company files a consolidated income tax return on a calendar year basis using the accrual method of accounting. The Company is subject to federal income taxation in the same manner as other corporations. For its 2024 taxable year, the Company is subject to a maximum federal income tax rate of 21%.

The Company is subject to California, Connecticut, Kentucky, Massachusetts, New Jersey, New York State, New York City, and Tennessee income taxes on a consolidated basis. The Bank is subject to Alabama, Florida, and Missouri income taxes on a separate company basis.

The Inflation Reduction Act of 2022 was signed into law on August 16, 2022. The Act includes provisions that extend the expanded Affordable Care Act health plan premium assistance program through 2025, impose an excise tax on stock buybacks, increase funding for IRS tax enforcement, expand energy incentives, and impose a corporate minimum tax. See Part I, Item 1A. *"Risk Factors—Risks Relating Related to Laws and Regulations and Their Enforcement—Legislative and regulatory actions may increase the Company's costs and impact its business, governance structure, financial condition or results of operations."*

Regulation

General

The Bank is a commercial bank organized under the laws of the state of New York. It is a member of the Federal Reserve System and its deposits are insured under the DIF of the FDIC up to applicable legal limits. The lending, investment, deposit-taking, and other business authority of the Company is governed primarily by state and federal law and regulations and the Company is prohibited from engaging in any operations not authorized by such laws and regulations. The Company is subject to extensive regulation, supervision and examination by, and the enforcement authority of, the NYSDFS and FRB, and to a lesser extent by the FDIC, as its deposit insurer. The Company is also subject to federal financial consumer protection and fair lending laws and regulations of the CFPB, though, because it has less than $10 billion in total consolidated assets, the FRB and NYSDFS are responsible for examining and supervising the Company's compliance with these laws. The regulatory structure establishes a comprehensive framework which defines the activities in which a state member bank may engage and is primarily intended for the protection of depositors, customers and the DIF. The regulatory structure gives the regulatory agencies extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.

The Company is a bank holding company, due to its control of the Bank, and is therefore subject to the requirements of the BHC Act, and regulation and supervision by the FRB. The Company files reports with and is subject to periodic examination by the FRB.

Any change in the laws and regulations applicable to the Company and the Bank could have a material adverse impact on their operations and the Company's stockholders.

On May 24, 2018, the Economic Growth, Regulatory Relief and Consumer Protection Act (the "Economic Growth Act") was enacted to modify or remove certain financial reform rules and regulations, including some of those implemented under the Dodd-Frank Wall Street and Consumer Protection Act ("Dodd-Frank Act"). While the Economic Growth Act maintains most of the regulatory structure established by the Dodd-Frank Act, it amends certain aspects of the regulatory framework for small depository institutions with assets of less than $10 billion.

In addition, the Economic Growth Act includes regulatory relief for community banks regarding regulatory examination cycles, call reports, the Volcker Rule, mortgage disclosures and risk weights for certain high-risk CRE loans.

What follows is a summary of some of the laws and regulations applicable to the Bank and the Company; however, these laws and regulations are subject to change from time to time and may be revised or reinterpreted by government agencies in the future. The summary is not intended to be exhaustive and is qualified in its entirety by reference to the actual laws and regulations.

Regulation of the Bank

Loans and Investments

State-chartered commercial banks have authority to originate and purchase any type of loan, including commercial, CRE, residential mortgages or consumer loans. Aggregate loans by a state-chartered commercial bank to any single borrower or group of related borrowers are generally limited to 15% of a bank's capital stock, surplus fund and undivided profits, plus an additional 10% if secured by specified readily marketable collateral.

Federal and state law and regulations limit a bank's investment authority. Generally, a state member bank is prohibited from investing in corporate equity securities for its own account other than the equity securities of companies through which the bank conducts its business. Under federal and state regulations, a New York state member bank may invest in investment securities for its own account up to specified limits depending upon the type of security. "Investment securities" are generally defined as marketable obligations that are investment grade and not predominantly speculative in nature. The NYSDFS classifies investment securities into five different types and, depending on its type, a state-chartered commercial bank may have the authority to deal in and underwrite the security. The NYSDFS has also permitted New York state member banks to purchase certain non-investment securities that can be reclassified and underwritten as loans.

Lending Standards and Guidance

The federal banking agencies adopted uniform regulations prescribing standards for extensions of credit that are secured by liens or interests in real estate or made for the purpose of financing permanent improvements to real estate. Under these regulations, all insured depository institutions, such as the Bank, must adopt and maintain written policies establishing appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including LTV limits) that are clear and measurable, loan administration procedures, and documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the federal bank regulators' Interagency Guidelines for Real Estate Lending Policies that have been adopted.

The FDIC, the OCC and the FRB have also jointly issued CRE Guidance. The CRE Guidance, which addresses land development, construction, and certain multi-family loans, as well as CRE loans, does not establish specific lending limits but rather reinforces and enhances these agencies' existing regulations and guidelines for such lending and portfolio management. Specifically, the CRE Guidance provides that a bank has a concentration in CRE lending if (1) total reported loans for construction, land development, and other land represent 100% or more of total risk-based capital; or (2) total reported loans secured by multi-family properties, non-farm non-residential properties (excluding those that are owner-occupied), and loans for construction, land development, and other land represent 300% or more of total risk-based capital and the bank's CRE loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, management must employ heightened risk management practices that address key elements, including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of CRE lending.

Federal Deposit Insurance

Deposit accounts at the Bank are insured up to applicable legal limits by the FDIC's DIF. Effective July 22, 2010, the Dodd-Frank Act permanently raised the basic deposit insurance available on all deposit accounts to $250,000.

The FDIC finalized a rule, effective April 1, 2011, that set the FDIC assessment range at 2.5 to 45 basis points of total assets less tangible equity. Effective July 1, 2016, the FDIC adopted changes that eliminated the risk categories and base assessments for most banks on financial measures and supervisory ratings derived from statistical modeling estimating the probability of failure over three years. In conjunction with the DIF reserve ratio achieving 1.5%, the assessment range (inclusive of possible adjustments) was also reduced for small institutions to a range of 1.5 to 30 basis points of total assets less tangible equity. The FDIC adopted a final rule in 2022, applicable to all insured depository institutions, to increase initial base deposit insurance assessment rate schedules uniformly by two basis points, beginning in the first quarterly assessment period of 2023. The FDIC also concurrently maintained the DIF reserve ratio at 2.0% for 2023. The increase in assessment rate schedules is intended to increase the likelihood that the reserve ratio reaches the statutory minimum of 1.35% by the statutory deadline of September 30, 2028.

The FDIC may adjust its assessment scale uniformly, except that no adjustment can deviate more than two basis points from the base scale without notice and comment. No insured depository institution may pay a dividend if in default of the federal deposit insurance assessment.

The FDIC may terminate deposit insurance upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The Company does not know of any practice, condition or violation that might lead to termination of the Company's deposit insurance.

Capitalization

The FRB regulations require state member banks to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio, a Tier 1 capital to risk-based assets ratio, a total capital to risk-based assets and a Tier 1 capital to total assets leverage ratio. The existing capital requirements were effective January 1, 2015 and are the result of a final rule implementing regulatory amendments based on recommendations of the Basel Committee on Banking Supervision and certain requirements of the Dodd-Frank Act.

The capital standards require the maintenance of a common equity Tier 1 capital ratio, Tier 1 capital ratio and total capital to risk-weighted assets ratio of at least 4.5%, 6% and 8%, respectively, and a leverage ratio of at least 4% Tier 1 capital. Common equity Tier 1 capital consists primarily of common stockholders' equity and related surplus, plus retained earnings, less any amounts of goodwill, other intangible assets, and other items required to be deducted. Tier 1 capital consists primarily of common equity Tier 1 and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus Additional Tier 1 capital) and Tier 2 capital. Tier 2 capital primarily includes capital instruments and related surplus meeting specified requirements and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan losses limited to a maximum of 1.25% of risk-weighted assets. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, a bank's assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on perceived risks inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one-to four-family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans or loans on non-accrual status and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. The Company's minimum required capital conservation buffer was at 2.5% of risk-weighted assets at December 31, 2024. See Part II, Item 7., "Management's Discussion and Analysis of Financial Condition and Results of Operations—*Regulation"* for a summary of the Company's capital ratios.

Safety and Soundness Standards

Each federal banking agency, including the FRB, has adopted guidelines establishing general standards relating to, among other things, internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings, compensation, fees and benefits and information security standards. In general, the guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired, and require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal stockholder. The FRB also has issued guidance on risks banks may face from third-party relationships (e.g., relationships under which the third-party provides services to, or on behalf of, the bank). The guidance generally requires the Company to perform adequate due diligence on the third-party, appropriately document the relationship, and perform adequate oversight and auditing, in order to limit the risks to the Company.

Prompt Corrective Regulatory Action

Federal law requires that federal bank regulatory authorities take "prompt corrective action" with respect to institutions that do not meet minimum capital requirements. For these purposes, the statute establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

State member banks that have insufficient capital are subject to certain mandatory and discretionary supervisory measures. For example, a bank that is "undercapitalized" (i.e., fails to comply with any regulatory capital requirement) is subject to growth, capital distribution (including dividend) and other limitations, and is required to submit a capital restoration plan; a holding company that controls such a bank is required to guarantee that the bank complies with the restoration plan. If an undercapitalized institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." A "significantly undercapitalized" bank is subject to additional restrictions. State member banks deemed by the FRB to be "critically undercapitalized" also may not make any payment of principal or interest on certain subordinated debt, extend credit for a highly leveraged transaction, or enter into any material transactions outside the ordinary course of business after 60 days of obtaining such status, and are subject to the appointment of a receiver or conservator within 270 days after obtaining such status.

Under the prompt corrective action requirements, insured depository institutions are required to meet the following in order to qualify as "well capitalized:" (1) a common equity Tier 1 risk-based capital ratio of 6.5%; (2) a Tier 1 risk-based capital ratio of 8%; (3) a total risk-based capital ratio of 10% and (4) a Tier 1 leverage ratio of 5%. The Bank was well capitalized at December 31, 2024.

Dividends

Under federal and state law and applicable regulations, a state member bank may generally declare a dividend, without approval from the NYSDFS or FRB, in an amount equal to its year-to-date net income plus the prior two years' net income that is still available for dividend. Dividends exceeding those amounts require application to and approval by the NYSDFS and/or FRB. To pay a cash dividend, a state member bank must also maintain an adequate capital conservation buffer under the capital rules discussed above.

Incentive Compensation Guidance

The federal banking agencies have issued comprehensive guidance intended to ensure that the incentive compensation policies of banking organizations, including state member banks and bank holding companies, do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk-management, control and governance processes. In addition, under the incentive compensation guidance, a banking organization's federal supervisor, which for the Bank and the Company is the FRB, may initiate enforcement action if the organization's incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, provisions of the Basel III regime described above limit discretionary bonus payments to bank and bank holding company executives if the institution's regulatory capital ratios fail to exceed certain thresholds. The scope and content of the banking regulators' policies on incentive compensation are likely to continue evolving.

Transactions with Affiliates and Insiders

Sections 23A and 23B of the Federal Reserve Act govern transactions between an insured depository institution and its affiliates, which includes the Company. The FRB has adopted Regulation W, which implements and interprets Sections 23A and 23B, in part by codifying prior FRB interpretations.

An affiliate of a bank is any company or entity that controls, is controlled by, or is under common control with the bank. A subsidiary of a bank that is not also a depository institution or a "financial subsidiary" under federal law is not treated as an affiliate of the bank for the purposes of Sections 23A and 23B; however, the FRB has the discretion to treat subsidiaries of a bank as affiliates on a case-by-case basis. Section 23A limits the extent to which a bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of the bank's capital stock and surplus. There is an aggregate limit of 20% of the bank's capital stock and surplus for such transactions with all affiliates. The term "covered transaction" includes, among other things, the making of a loan to an affiliate, a purchase of assets from an affiliate, the issuance of a guarantee on behalf of an affiliate and the acceptance of securities of an affiliate as collateral for a loan. All such transactions are required to be on terms and conditions that are consistent with safe and sound banking practices and no transaction may involve the acquisition of any "low quality asset" from an affiliate unless certain conditions are satisfied. Certain covered transactions, such as loans to or guarantees on behalf of an affiliate, must be secured by collateral in amounts ranging from 100 to 130 percent of the loan amount, depending upon the type of collateral. In addition, Section 23B requires that any covered transaction (and specified other transactions) between a bank and an affiliate must be on terms and conditions that are substantially the same, or at least as favorable, to the bank, as those that would be provided to a non-affiliate.

A bank's loans to its executive officers, directors, any owner of more than 10% of its stock (each, an "insider") and certain entities affiliated with any such person (an insider's "related interest") are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and the FRB's Regulation O. The aggregate amount of a bank's loans to any insider and the insider's related interests may not exceed the loans-to-one-borrower limit applicable to state member banks. Aggregate loans by a bank to its insiders and insiders' related interests may not exceed 15% of the bank's unimpaired capital and unimpaired surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the bank's unimpaired capital and unimpaired surplus. With certain exceptions, such as education loans and certain residential mortgages, a bank's loans to its executive officers may not exceed the greater of $25,000 or 2.5% of the bank's unimpaired capital and unimpaired surplus, but in no event more than $100,000. Regulation O also requires that any loan to an insider or a related interest of an insider be approved in advance by a majority of the board of directors of the bank, with any interested director not participating in the voting, if the loan, when aggregated with any existing loans to that insider or the insider's related interests, would exceed the higher of $25,000 or 5% of the bank's unimpaired capital and surplus. Generally, such loans must be made on substantially the same terms as, and follow credit underwriting procedures that are no less stringent than, those that are prevailing at the time for comparable transactions with other persons and must not involve more than a normal risk of repayment. An exception is made for extensions of credit made pursuant to a benefit or compensation plan of a bank that is widely available to employees of the bank and that does not give any preference to insiders of the bank over other employees of the bank.

Enforcement

The NYSDFS and the FRB have extensive enforcement authority over state member banks to correct unsafe or unsound practices and violations of law or regulation. Such authority includes the issuance of cease and desist orders, assessment of civil money penalties and removal of officers and directors. The FRB may also appoint a conservator or receiver for a state member bank under specified circumstances, such as where (i) the bank's assets are less than its obligations to creditors, (ii) the bank is likely to be unable to pay its obligations or meet depositors' demands in the normal course of business, or (iii) a substantial dissipation of bank assets or earnings has occurred due to a violation of law or regulation or unsafe or unsound practices. Separately, the Superintendent of the NYSDFS also has the authority to appoint a receiver or liquidator of any state-chartered bank under specified circumstances, including where (i) the bank is conducting its business in an unauthorized or unsafe manner, (ii) the bank has suspended payment of its obligations, or (iii) the bank cannot with safety and expediency continue to do business.

Examinations and Assessments

The Company is required to file periodic reports with and is subject to periodic examination by the NYSDFS and FRB. Federal and state regulations generally require periodic on-site examinations for all depository institutions. The Company is required to pay an annual assessment to the NYSDFS and FRB to fund the agencies' operations.

Community Reinvestment Act and Fair Lending Laws

Federal Regulation

Under the CRA, the Company has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires the FRB to assess the Company's record of meeting the credit needs of its community and to take that record into account in its evaluation of certain applications by the Company. For example, the regulations specify that a bank's CRA performance will be considered in its expansion (e.g., branching or merger) proposals and may be the basis for approving, denying or conditioning the approval of an application. The latest FRB CRA rating received by the Company was "Satisfactory" for the examination conducted in 2022.

New York State Regulation

The Company is also subject to provisions of the New York State Banking Law that impose continuing and affirmative obligations upon a banking institution organized in New York State to serve the credit needs of its local community. Such obligations are substantially similar to those imposed by the CRA. The latest NYSDFS CRA rating received by the Company was "Satisfactory" for the examination conducted in 2022.

USA PATRIOT Act and Money Laundering

The Company is subject to the BSA, which incorporates several laws, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act and related regulations. The USA PATRIOT Act gives the federal government powers to address money laundering and terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By way of amendments to the BSA, Title III of the USA PATRIOT Act implemented measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents and parties registered under the Commodity Exchange Act.

Among other things, Title III of the USA PATRIOT Act and the related regulations require:

- Establishment of anti-money laundering compliance programs that include policies, procedures, and internal controls; the designation of a BSA officer; a training program; and independent testing;

- Filing of certain reports to Financial Crimes Enforcement Network and law enforcement that are designated to assist in the detection and prevention of money laundering and terrorist financing activities;

- Establishment of a program specifying procedures for obtaining and maintaining certain records from customers seeking to open new accounts, including verifying the identity of customers;

- In certain circumstances, compliance with enhanced due diligence policies, procedures and controls designed to detect and report money-laundering, terrorist financing and other suspicious activity;

- Monitoring account activity for suspicious transactions; and

- A heightened level of review for certain high-risk customers or accounts.

The USA PATRIOT Act also includes prohibitions on correspondent accounts for foreign shell banks and requires compliance with record keeping obligations with respect to correspondent accounts of foreign banks.

The federal banking agencies have increased the regulatory scrutiny of the BSA and anti-money laundering programs maintained by financial institutions. Significant penalties and fines, as well as other supervisory orders may be imposed on a financial institution for non-compliance with these requirements. In addition, for financial institutions seeking approval for a merger transaction, federal banking agencies must consider the effectiveness of the financial institution's efforts to combat money laundering activities.

The Company has adopted policies and procedures to comply with these requirements.

Privacy Laws

The Company is subject to a variety of federal and state privacy laws, which govern the collection, safeguarding, sharing and use of customer information, and require that financial institutions have in place policies regarding information privacy and security. For example, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail consumer customers to provide such customers with the financial institution's privacy policy and practices for sharing nonpublic information with third parties, provide advance notice of any changes to the policies and provide such customers the opportunity to "opt out" of the sharing of certain personal financial information with unaffiliated third parties. It also requires banks to safeguard personal information of consumer customers. Some state laws also protect the privacy of information of state residents and require adequate security for such data, and certain state laws may, in some circumstances, require the Company to notify affected individuals of security breaches of computer databases that contain their personal information. These laws may also require the Company to notify law enforcement, regulators or consumer reporting agencies in the event of a data breach, as well as businesses and governmental agencies that own data.

Third-Party Debit Card Products and Merchant Services

The Company is also subject to the rules of Visa, Mastercard and other payment networks in which it participates. If the Company fails to comply with such rules, the networks could impose fines or require it to stop providing merchant services for cards under such network's brand or routed through such network.

Consumer Finance Regulations

The CFPB has broad rulemaking authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. In this regard, the CFPB has several rules that implement various provisions of the Dodd-Frank Act that were specifically identified as being enforced by the CFPB. While the Company is not subject to CFPB supervision, because it has less than $10 billion in total consolidated assets, the FRB and the NYSDFS are responsible for examining and enforcing the Company's compliance with these consumer financial laws and regulations. In addition, the Company is subject to certain state laws and regulations designed to protect consumers.

Other Regulations

The Company's operations are also subject to federal laws applicable to credit transactions, such as:

- The Truth-In-Lending Act and Regulation Z promulgated thereunder, governing disclosures of credit terms to consumer borrowers;

- The Real Estate Settlement Procedures Act and Regulation X promulgated thereunder, requiring that borrowers for mortgage loans for one-to four-family residential real estate receive various disclosures, including good faith estimates of settlement costs, lender servicing and escrow account practices, and prohibiting certain practices that increase the cost of settlement services;

- The Home Mortgage Disclosure Act and Regulation C promulgated thereunder, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- The Equal Credit Opportunity Act and Regulation B promulgated thereunder, and other fair lending laws, prohibiting discrimination on the basis of race, religion, sex and other prohibited factors in extending credit;

- The Fair Credit Reporting Act, governing the use of credit reports on consumers and the provision of information to credit reporting agencies;

- Unfair or Deceptive or Abusive Acts or Practices laws and regulations;

- The Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

- The Coronavirus Aid, Relief and Economic Security Act; and

- The rules and regulations of the various federal agencies charged with responsibility for implementing such federal laws.

The operations of the Company are further subject to:

- The Truth in Savings Act and Regulation DD promulgated thereunder, which specifies disclosure requirements with respect to deposit accounts;

- The Right to Financial Privacy Act, which imposes a duty to maintain the confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- The Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services;

- The Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check;

- State unclaimed property or escheatment laws; and

- Cybersecurity regulations, including but not limited to those implemented by NYSDFS.

Holding Company Regulation

The Company, as a bank holding company controlling the Bank, is subject to regulation and supervision by the FRB under the BHC Act. The Company is periodically examined by and required to submit reports to the FRB and must comply with the FRB's rules and regulations. Among other things, the FRB has authority to restrict activities by a bank holding company that are deemed to pose a serious risk to the subsidiary bank.

The FRB has historically imposed consolidated capital adequacy guidelines for bank holding companies structured similar, but not identical, to those of state member banks. The Dodd-Frank Act directed the FRB to issue consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. Consolidated regulatory capital requirements identical to those applicable to the subsidiary banks apply to bank holding companies. The Company is subject to the consolidated holding company capital requirements.

The policy of the FRB is that a bank holding company must serve as a source of financial and managerial strength to its subsidiary banks by providing capital and other support in times of distress. The Dodd-Frank Act codified the source of strength policy.

Under the prompt corrective action provisions of federal law, a bank holding company parent of an undercapitalized subsidiary bank is required to guarantee, within specified limits, the capital restoration plan that is required of an undercapitalized bank. If an undercapitalized bank fails to file an acceptable capital restoration plan or fails to implement an acceptable plan, the FRB may prohibit the bank holding company parent of the undercapitalized bank from paying dividends or making any other capital distribution.

As a bank holding company, the Company is required to obtain the prior approval of the FRB to acquire direct or indirect ownership or control of more than 5% of a class of voting securities of any additional bank or bank holding company, to acquire all or substantially all of the assets of any additional bank or bank holding company or merging or consolidating with any other bank holding company. In evaluating acquisition applications, the FRB evaluates factors such as the financial condition, management resources and future prospects of the parties, the convenience and needs of the communities involved, and the effect on competition in the relevant market(s). In addition, bank holding companies may generally only engage in activities that are closely related to banking as determined by the FRB. Bank holding companies that meet certain criteria may opt to become a financial holding company and thereby engage in a broader array of financial activities.

FRB policy is that a bank holding company should pay cash dividends only to the extent that the company's net income for the past two years is sufficient to fund the dividends and the prospective rate of earnings retention is consistent with the company's capital needs, asset quality and overall financial condition. In addition, FRB guidance sets forth the supervisory expectation that bank holding companies will inform and consult with FRB staff in advance of issuing a dividend that exceeds earnings for the quarter and should inform the FRB and should eliminate, defer or significantly reduce dividends if (i) net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (ii) prospective rate of earnings retention is not consistent with the bank holding company's capital needs and overall current and prospective financial condition, or (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

A bank holding company that is not well-capitalized or well-managed, or that is subject to any unresolved supervisory issues, is required to give the FRB prior written notice of any repurchase or redemption of its outstanding equity securities if the gross consideration for repurchase or redemption, when combined with the net consideration paid for all such repurchases or redemptions during the preceding 12 months, will be equal to 10% or more of the company's consolidated net worth. The FRB may disapprove such a repurchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice or violate a law or regulation. However, FRB guidance generally provides for bank holding company consultation with FRB staff prior to engaging in a repurchase or redemption of a bank holding company's stock, even if a formal written notice is not required.

The above FRB requirements may restrict a bank holding company's ability to pay dividends to stockholders or engage in repurchases or redemptions of its shares.

Acquisition of Control of the Company

Under the Change in Bank Control Act, no person may acquire control of a bank holding company such as the Company unless the FRB has prior written notice and has not issued a notice disapproving the proposed acquisition. In evaluating such notices, the FRB takes into consideration such factors as the financial resources, competence, experience and integrity of the acquirer, the future prospects the bank holding company involved and its subsidiary bank and the competitive effects of the acquisition. Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing 25% or more of any class of voting stock, control in any manner of the election of a majority of the company's directors, or a determination by the regulator that the acquirer has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of 10% or more of any class of a bank holding company's voting stock constitutes a rebuttable presumption of control under the regulations under certain circumstances including where, as is the case with the Company, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

Federal Securities Laws

The Company is a reporting company subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The Company has policies, procedures and systems designed to comply with these regulations, and it reviews and documents such policies, procedures and systems to monitor its compliance with these regulations.

Item 1A. Risk Factors

The Company's operations and financial results are subject to various risks and uncertainties, including but not limited to those described below, which could adversely affect its business, financial condition, results of operations, cash flows and the trading price of its common stock.

Risks Related to Lending Activities

A substantial portion of the Company's loan portfolio consists of CRE, including multi-family real estate loans, and commercial loans, which have a higher degree of risk than other types of loans.

At December 31, 2024, $5.9 billion, or 98.3% of total loans, consisted of CRE and C&I loans. These portfolios have grown in recent years and the Company intends to continue to emphasize CRE and C&I lending. The Company lends against a variety of asset classes, including skilled nursing facilities, healthcare, multi-family, office, hospitality, mixed use, retail, and warehouse. CRE, including multi-family real estate, and commercial loans are often larger and involve greater risks than other types of loans since payments on such loans are often dependent on the successful operation or development of the property or business involved. A downturn in the real estate market and/or a challenging business and economic environment may increase the Company's risk related to CRE, including multi-family real estate, and commercial loans. If the cash flows from business operations of our customers is reduced, the borrower may be unable to repay the loan according to the contractual terms of the loan agreement. Further, due to the larger average size of such loans and that they are secured by collateral that is generally less readily-marketable as compared with other loan types, losses incurred on a small number of such loans could have a material adverse impact on the Company's financial condition and results of operations. If we foreclose on these loans, our holding period for the collateral typically is longer than for a single or multi-family residential property because there may be fewer potential purchasers of the collateral.

In addition, CRE loan concentration is an area that has experienced heightened regulatory focus. Under CRE guidance issued by banking regulators, banks with holdings of CRE, land development, construction, and certain multi-family loans in excess of certain thresholds must employ heightened risk management practices, including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing. These loans are also subject to written policies that establish certain limits and standards. Such compliance requirements imposed on the Company's CRE, multi-family or construction lending and the potential limits to the generation of these types of loans could have a material adverse effect on its financial condition and results of operations. While it is management's belief that policies and procedures with respect to the CRE portfolio have been implemented consistent with this guidance, bank regulators could require that additional policies and procedures be implemented that may result in additional costs or that may result in the curtailment of CRE lending that would adversely affect the Bank's loan originations, practices, strategy, and profitability.

Because the Company intends to continue to increase its commercial loans, its credit risk may increase.

The Company intends to increase its portfolio of commercial loans, including working capital lines of credit, equipment financing, healthcare and medical receivables, documentary letters of credit and standby letters of credit. These loans generally have more risk than one- to four-family residential mortgage loans and CRE loans. Since repayment of commercial loans depends on the successful management and operation of borrowers' businesses, repayment of such loans can be affected by adverse conditions in the local and national economy. In addition, commercial loans generally have a larger average size as compared with other loans, and the collateral for commercial loans is generally less readily-marketable. If we foreclose on these loans, our holding period for the collateral typically is longer than for a single or multi-family residential property because there may be fewer potential purchasers of the collateral. The Company's plans to increase its portfolio of these loans could result in increased credit risk in the portfolio. An adverse development with respect to one loan or one credit relationship can expose the Company to significantly greater risk of loss compared to an adverse development with respect to a one-to four-family residential mortgage loan or a CRE loan.

If the allowance for credit losses is not sufficient to cover actual loan losses, earnings could decrease.

Loan customers may not repay their loans according to the terms of their loans, and the collateral securing the payment of their loans may be insufficient to assure repayment. The Company may experience significant credit losses, which could have a material adverse effect on its operating results. Various assumptions and judgments about the collectability of the loan portfolio are made, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of many loans. In determining the amount of the allowance for credit losses, management reviews the quality of its loan portfolio and its loss and delinquency experience and evaluates industry trends and economic conditions.

The determination of the appropriate level of allowance is subject to judgment and requires the Company to make significant estimates of current credit risks and future trends, all of which are subject to material changes. In estimating the allowance, the Company relies on models and economic forecasts developed by external parties as the primary driver of the allowance. These models and forecasts are based on nationwide sets of data. Economic forecasts can change significantly over an economic cycle and have a significant level of uncertainty associated with them. The performance of the models is dependent on the variables used in the models being reasonable predictors for the loan portfolio's performance, however, these variables may not capture all sources of risk within the loan portfolio.

If assumptions prove to be incorrect, the ACL may not cover losses in the loan portfolio at the date of the financial statements. Significant additions to the allowance would materially decrease net income. In addition, federal and state regulators periodically review the ACL, the policies and procedures the Company uses to determine the level of the allowance and the value attributed to non-performing loans or to real estate acquired through foreclosure. Such regulatory agencies may require an increase in the ACL or the Company to recognize loan charge-offs. Any significant increase in the ACL or loan charge-offs as required by these regulatory agencies could have a material adverse effect on the results of operations and financial condition.

The performance of the Company's multi-family and mixed-use loans could be adversely impacted by regulation.

Multi-family and mixed-use loans generally involve a greater risk than one-to-four family residential loans because of legislation and government regulations involving rent control and rent stabilization, which are outside the control of the borrower or the Company, and could impair the value of the security for the loan or the future cash flows of such properties. As a result of these restrictions, it is possible that rental income on certain rent-regulated properties might not rise sufficiently over time to satisfy increases in interest payments due to increases in underlying rate reset indices or increases in overhead expenses (e.g., utilities, taxes, etc.). At December 31, 2024, the Company has $168.0 million of New York City rent-regulated stabilized multi-family loans, which had a weighted-average LTV of 42.1% at the date of the most recent appraisal, and a weighted average debt coverage ratio of 2.7x.

The Company could be subject to environmental risks and associated costs on its foreclosed real estate assets, which could materially and adversely affect its financial condition and results of operation.

A material portion of the Company's loan portfolio is comprised of loans collateralized by real estate. There is a risk that hazardous or toxic waste could be discovered on the properties that secure these loans. If the Company acquires such properties as a result of foreclosure, it could be held responsible for the cost of cleaning up or removing this waste, and this cost could exceed the value of the underlying properties and materially and adversely affect the Company's financial condition and results of operation.

Risks Related to Economic Conditions

Inflation can have an adverse impact on our business and on our customers.

Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as rising inflation decreases the value of money. As discussed below under "—Risks Related to Market Interest Rates—Interest rate shifts may reduce net interest income and otherwise negatively impact the Company's financial condition and results of operation," inflationary conditions and rising market interest rates could lead to declines in the value of our investment securities, particularly those with longer maturities, although this effect can be less pronounced for floating rate instruments. In addition, inflation generally increases the cost of goods and services we use in our business operations, such as electricity and other utilities, which could increase our non-interest expenses. Furthermore, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with us. If the Federal Reserve were to administer higher interest rates to tame inflationary price pressures, such increased rates could also push down asset prices and weaken economic activity. A deterioration in economic conditions in the United States and our markets could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for our products and services, all of which, in turn, would adversely affect our business, financial condition and results of operations.

A downturn in economic conditions could cause deterioration in credit quality, which could depress net income and growth.

The Company's principal economic risk is the creditworthiness of its borrowers, which is affected by the strength of the relevant business market segment, local market conditions, and general economic conditions. The Company's loan portfolio includes many real estate secured loans, demand for which may decrease during an economic downturn as a result of, among other things, an increase in unemployment, a decrease in real estate values or a slowdown in housing. If negative economic conditions develop in the New York market or the United States, the Company could experience higher delinquencies and loan charge-offs, which would adversely affect its net income and financial condition. Furthermore, to the extent that real estate collateral is obtained through foreclosure, the costs of holding and marketing real estate collateral, as well as the ultimate values obtained from disposition, could reduce earnings and adversely affect the Company's financial condition.

The Company's business and operations may be adversely affected by weak economic conditions.

The Company's business and operations, which primarily consist of lending money to customers, borrowing money from customers in the form of deposits and investing in securities, are sensitive to general business and economic conditions in the United States. If the U.S. economy weakens, growth and profitability from the Company's lending, deposit and investment operations could be constrained. Uncertainty about the federal fiscal and regulatory policymaking process, the medium- and long-term fiscal outlook of the federal government, and future tax rates is a concern for businesses, consumers and investors in the United States.

The Company's business is also significantly affected by fiscal, monetary, regulatory and related policies of the U.S. federal government and its agencies, and the impact of the new U.S. presidential administration and Congress on those policies is uncertain. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond the Company's control. Adverse economic conditions and government policy responses to such conditions could have a material adverse effect on the business, financial condition, results of operations and prospects of the Company.

A substantial majority of the Company's loans and operations are in New York, and therefore its business is particularly vulnerable to a downturn in the New York City economy.

The Company is a community banking institution that provides banking services to the local communities in the market areas in which it operates, and therefore, its ability to diversify its economic risks is limited by its local markets and economies. A large portion of the Company's business is concentrated in New York, and in New York City in particular. A significant decline in local economic conditions, caused by inflation, recession, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, unemployment or other factors beyond the Company's control, would likely cause an increase in the rates of delinquencies, defaults, foreclosures, bankruptcies and losses in its loan portfolio. As a result, a downturn in the local economy, generally and the real estate market specifically, could significantly reduce the Company's profitability and growth and adversely affect its financial condition.

Risks Related to Market Interest Rates

Changes in monetary policy may adversely affect our net interest income and profitability.

In 2022 and 2023, the Federal Reserve Board raised interest rates in response to concerns over inflation risk. Although the Federal Reserve Board began lowering interest rates in 2024, interest rates remain elevated and there continues to be uncertainty in the evolution of market and economic conditions, including the possibility of additional measures that could be taken by the Federal Reserve Board, related to concerns over inflation risk. As discussed below, if market interest rates rise in response to changes in the Federal Reserve Board's monetary policy, such an increase could have an adverse effect on our net interest income and profitability.

Interest rate shifts may reduce net interest income and otherwise negatively impact the Company's financial condition and results of operations.

The majority of the Company's banking assets are monetary in nature and subject to risk from changes in interest rates. The Company's earnings depend, to a great extent, upon the level of its net interest income (the difference between the interest income earned on loans, investments, other interest earning assets, and the interest paid on interest bearing liabilities, such as deposits and borrowings). Changes in interest rates can increase or decrease net interest income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes.

When interest bearing liabilities mature or reprice more quickly, or to a greater degree, than interest earning assets in a period, an increase in interest rates could reduce net interest income. Similarly, when interest earning assets mature or reprice more quickly, or to a greater degree, than interest bearing liabilities, falling interest rates could reduce net interest income. Additionally, an increase in interest rates may, among other things, reduce the demand for loans and the Company's ability to originate loans and decrease loan repayment rates. A decrease in the general level of interest rates may affect the Company through, among other things, increased prepayments on its loan portfolio and increased competition for deposits. Accordingly, changes in the level and direction of market interest rates affect the Company's net yield on interest earning assets, loan origination volume and overall results.

If market interest rates rise rapidly, interest rate caps may limit increases in the interest rates on certain adjustable-rate loans, thus limiting the upside to our net interest income. Also, certain adjustable-rate loans may re-price based on lagging interest rate indices. This lagging effect may also negatively impact our net interest income if general interest rates were to rise.

The Company's securities portfolio may be impacted by fluctuations in market value, potentially reducing accumulated other comprehensive income and/or earnings. During the year ended December 31, 2024, we reported an other comprehensive gain of $789,000 related to net changes in unrealized losses in the AFS securities portfolio. Fluctuations in market value may be caused by changes in market interest rates or imbalances in supply and demand.

Changes in the estimated fair value of securities may reduce stockholders' equity and net income.

At December 31, 2024, we had AFS securities with an amortized cost of $559.1 million and a fair value of $482.1 million. The estimated fair value of the AFS securities portfolio may change depending on the credit quality of the underlying issuer, market liquidity, changes in interest rates and other factors. Stockholders' equity is increased or decreased by the amount of the change in the unrealized gain or loss (difference between the estimated fair value and the amortized cost) of the AFS securities portfolio, net of the related tax expense or benefit, under the category of accumulated other comprehensive income (loss). At December 31, 2024, we reported an accumulated other comprehensive loss of $53.1 million, net of tax, related to net changes in unrealized losses in the AFS securities portfolio, which negatively impacted stockholders' equity, as well as book value per common share.

Risks Related to the Company's Operations

A failure in the Company's operational and/or information systems or infrastructure, or those of third parties, including cyber-attacks, could impair the Company's liquidity, disrupt its businesses, result in the unauthorized disclosure of confidential information, damage its reputation, and cause financial losses.

The Company relies upon operational and information systems, some of which are managed by third parties, to process, transmit and store electronic information and to manage or support a variety of our business processes, activities and products. Additionally, we collect and store sensitive data, including the personally identifiable information of our customers and employees, in data centers and on information systems (including systems that may be controlled or maintained by third parties). The Company's business is dependent on its ability to process and monitor, on a daily basis, a large number of transactions, many of which are highly complex, across numerous and diverse markets. These transactions, as well as the information technology services provided to clients, often must adhere to client-specific guidelines, as well as legal and regulatory standards. Due to the breadth and geographical reach of the Company's client base, developing and maintaining its operational and information systems and infrastructure is challenging, particularly as a result of rapidly evolving legal and regulatory requirements and technological shifts.

Although the Company continues to take protective measures to maintain the confidentiality, integrity and security of our operational and information systems and infrastructure, the techniques used in cyberattacks are becoming increasingly diverse and sophisticated. For example, the Company's operational and information systems or infrastructure, or those of our third-party providers, may be vulnerable to unauthorized access, loss or destruction of data (including confidential client information), account takeovers, disruptions of service, computer viruses or other malicious code, cyberattacks and other incidents that could create a cybersecurity event, any of which could remain undetected for an extended period of time. Furthermore, the Company may not be able to ensure that all of its clients, suppliers, counterparties and other third parties have appropriate controls in place to protect themselves from cyberattacks or to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. Although the Company engages third-party services on an ongoing basis to conduct independent audits of its risk management systems, these service providers may fail to identify cybersecurity strategies and processes the Company could implement in order to potentially be more consistent with industry best practices. Given the increasingly high volume of transactions, certain errors may be repeated or compounded before they can be discovered and rectified. In addition, the increasing reliance on information systems, and the occurrence and potential adverse impact of attacks on such systems, both generally and in the financial services industry, have encouraged increased government and regulatory scrutiny of the measures taken by companies to protect against cybersecurity threats and incidents. As these threats, incidents and government and regulatory oversight of associated risks continue to evolve, the Company may be required to expend additional resources to enhance or expand upon the security measures it currently maintains. Although the Company has developed, and continues to invest in, systems and processes that are designed to detect and prevent security breaches and cyberattacks, a breach of its systems could result in: losses to the Company and its customers; loss of business and/or customers; damage to its reputation; the incurrence of additional expenses (including the cost of notification to consumers, credit monitoring and forensics, and fees and fines imposed by the card networks); disruption to its business; an inability to grow its online services or other businesses; additional regulatory scrutiny or penalties; and/or exposure to civil litigation and possible financial liability — any of which could have a material adverse effect on the Company's business, financial condition and results of operations. We have not encountered cybersecurity threats or incidents that have materially and adversely affected, or are reasonably likely to materially and adversely affect, the Company's business, results of operations or financial condition; however, the impacts of such threats or incidents in the future may be material.

While the Company maintains cybersecurity insurance, the costs related to cybersecurity threats or disruptions may not be fully insured. For information on our cybersecurity risk management, strategy and governance, see Part I, Item 1C., "Cybersecurity."

The Company faces risks related to its operational, technological and organizational infrastructure.

The Company's ability to grow and compete is dependent on its ability to build or acquire and manage the necessary operational and technological infrastructure and to manage the cost of that infrastructure as it expands. Similar to other large corporations, operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or outside persons and exposure to external events. In addition, the Company is heavily dependent on the strength and capability of its technology systems, which are used both to interface with customers and manage internal financial and other systems. The Company's ability to develop and deliver new products and services that meet the needs of its existing customers and attract new ones depends on the functionality of its technology systems.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. The Company's future success will depend in part upon its ability to address the needs of its clients by using technology to provide products and services that will satisfy client demands for convenience as well as provide secure electronic environments and create additional efficiencies as it continues to grow and expand its market area. The Company continuously monitors its operational and technological capabilities and makes modifications and improvements as it deems appropriate. Many of the Company's larger competitors have substantially greater resources to invest in operational and technological infrastructure. As a result, competitors may be able to offer more technologically-advanced products and services than the Company, which would put it at a competitive disadvantage.

The Company also outsources some of its operational and technological infrastructure to third parties. If these third-party service providers experience difficulties, fail to comply with banking regulations or terminate their services and if the Company is unable to replace them with other service providers, its operations could be interrupted. If an interruption were to continue for a significant period of time, its business, financial condition and results of operations could be adversely affected, perhaps materially. Even if the Company were able to replace the third-party providers, it may be at a higher cost, which could adversely affect its business, financial condition and results of operations.

We may undertake initiatives meant to expand our digital capabilities or elect to improve and update our information technology systems. The failure to achieve the goals of any such improvements, updates or initiatives, the inability to maintain anticipated expenses, or delays in executing our plans may materially adversely affect our business, financial condition, or results of operation.

Due to the Company's dependence on information technology systems and the important role they play in our business operations, we must constantly improve and update our information technology infrastructure, which can require significant resources. In addition, the Company may decide to undertake initiatives that are intended to improve, among other things, the scalability of our information systems, increase the Company's data mining abilities, improve payment processing capabilities and enhance our customers' experience. We may not succeed in executing any of these improvements, updates or initiatives, may fail to properly estimate the costs of such improvements, updates or initiatives, or may experience delays in executing our plans, any of which may in turn cause the Company to incur costs that exceed our expectations or disrupt our operations, including our technological services to our customers, or otherwise adversely affect our business, financial condition or results of operations. To the extent that these disruptions persist over time and/or recur, this could negatively impact our competitive position, require additional expenditures, or harm our relationships with our customers and thus may materially and adversely affect our business, financial condition, or results of operations.

The Company is subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

Employee errors and employee and customer misconduct could subject the Company to financial losses or regulatory sanctions and have a material adverse impact on its reputation. Misconduct by its employees could include concealing unauthorized activities, engaging in improper or unauthorized activities on behalf of customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions the Company takes to prevent and detect this activity may not be effective in all cases. Employee errors could also subject the Company to financial claims for negligence.

The Company maintains a system of internal controls and insurance coverage to mitigate operational risks, including data processing system failures and errors and customer or employee fraud. If internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse impact on the Company's business, financial condition and results of operations.

The Company relies heavily on its executive management team and other key employees and could be adversely affected by the unexpected loss of their services or the need to increase current compensation levels to attract and retain employees.

The Company's success depends in large part on the performance of its key personnel, as well as on its ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute its business plan may be lengthy. The Company may not be successful in retaining its key employees, and the unexpected loss of services of one or more of key personnel could have a material adverse effect on its business because of their skills, knowledge of primary markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. If the services of any key personnel should become unavailable for any reason, the Company may not be able to identify and hire qualified persons on acceptable terms, or at all, which could have a material adverse effect on the business, financial condition, results of operations and future prospects of the Company. Alternatively, we may be required to increase current compensation levels to attract and retain employees, which could negatively impact our business, financial condition, and results of operations.

If the Company's enterprise risk management framework is not effective at mitigating interest rate risk, market risk and strategic risk, the Company could suffer unexpected losses and its results of operations could be materially adversely affected.

The Company's enterprise risk management framework seeks to achieve an appropriate balance between risk and return, which is critical to optimizing stockholder value. The Company has established processes and procedures intended to identify, measure, monitor and report the types of risk to which it is subject, including credit, liquidity, operational, regulatory compliance and reputational risks. However, as with any risk management framework, there are inherent limitations to these risk management strategies and controls as there may exist, or develop in the future, risks that have not been appropriately anticipated or identified. If the Company's risk management framework proves ineffective, it could suffer unexpected losses and its business and results of operations could be materially adversely affected.

A lack of liquidity could adversely affect the Company's financial condition and results of operations.

Liquidity is essential to the Company's business. The Company relies on its ability to generate deposits and effectively manage the repayment and maturity schedules of loans and investments to ensure that there is adequate liquidity to fund its operations. An inability to raise funds through deposits, borrowings, the sale and maturities of loans and securities and other sources could have a substantial negative effect on liquidity. The Company's most important source of funds is deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff, which are strongly influenced by such external factors as the level of and direction of interest rates, local and national economic conditions, potential impacts related to or resulting from regional and community bank stresses, and the availability and attractiveness of alternative investments. Further, the supply of deposits may be reduced due to a variety of factors such as demographic patterns, changes in customer preferences, reductions in consumers' disposable income, the monetary policy of the FRB or regulatory actions that decrease customer access to particular products. If our customers move money out of bank deposits and into other investments such as money market funds, the Company would lose a relatively low-cost source of funds, which would increase its funding costs and reduce net interest income. Any changes made to the rates offered on deposits to remain competitive with other financial institutions may also adversely affect profitability and liquidity.

Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities and borrowings from the FHLB of New York. The Company also has an available credit facility with the FRBNY discount window. The Company may also borrow funds from third-party lenders, such as other financial institutions. The Company's access to funding sources in amounts adequate to finance its activities, or on terms that are acceptable, could be impaired by factors that affect the Company directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry, a decrease in the level of the Company's business activity as a result of a downturn in markets or by one or more adverse regulatory actions against the Company.

Any decline in available funding could adversely impact the Company's ability to originate loans, invest in securities, meet expenses, or to fulfill obligations such as repaying borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on its liquidity, business, financial condition and results of operations.

Other Risks Related to the Company's Business

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new financial products or services within existing lines of business. Substantial risks and uncertainties are associated with developing and marketing new lines of business or new products or services, particularly in instances where markets are not fully developed, and we may be required to invest significant time and management and capital resources in connection with such new lines of business or new products or services. External factors, such as regulatory reception, shifting regulatory expectations, compliance with regulations and guidance, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business or new product or service may be expensive to implement and could also have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could reduce our revenues and potentially generate losses.

The Company is exposed to the risks of natural disasters and global market disruptions.

The Company handles a substantial volume of customer and other financial transactions every day. Its financial, accounting, data processing, check processing, electronic funds transfer, loan processing, online and mobile banking, automated teller machines, backup or other operating or security systems and infrastructure may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond its control, including major infrastructure outages, natural disasters or events arising from local or larger scale political or social matters, including terrorist acts, pandemics, and cyberattacks. Operational risk exposures could adversely impact the Company's results of operations, liquidity and financial condition, and cause reputational harm.

Additionally, global markets may be adversely affected by natural disasters, the emergence of widespread health emergencies or pandemics, cyberattacks, military conflict, terrorism, changes to trade policies, treaties and tariffs, or other geopolitical events. Global market disruptions may affect the Company's liquidity. Also, any sudden or prolonged market downturn in the United States or abroad, as a result of the above factors or otherwise could result in a decline in revenue and adversely affect the Company's results of operations and financial condition, including capital and liquidity levels.

Climate change could adversely affect our business, affect client activity levels and damage the Company's reputation.

Concerns over the long-term impacts of climate change have led, and will continue to lead, to governmental efforts around the world to mitigate those impacts. Consumers and businesses are also changing their behavior and business preferences as a result of these concerns. New governmental regulations or guidance relating to climate change, as well as changes in consumers' and businesses' behaviors and business preferences, may affect whether and on what terms and conditions we will engage in certain activities or offer certain products or services. The governmental and supervisory focus on climate change could also result in the Company becoming subject to new or heightened regulatory requirements, such as requirements relating to operational resiliency or stress testing for various climate stress scenarios. Any such new or heightened requirements could result in increased regulatory, compliance or other costs or higher capital requirements. In connection with the transition to a low carbon economy, legislative or public policy changes and changes in consumer sentiment could negatively impact the businesses and financial condition of our clients, which may decrease revenues from those clients and increase the credit risk associated with loans and other credit exposures to those clients. Our business, reputation and ability to attract and retain employees may also be harmed if our response to climate change is perceived to be ineffective or insufficient.

Furthermore, the long-term impacts of climate change may have a negative impact on our customers and their businesses. Physical risks include extreme storms or wildfires that damage or destroy property and inventory securing loans we make, or may interrupt our customer's business operations, putting them in financial difficulty, and increasing the risk of default.

In addition, if our underwriting process underestimates the potential impact of severe weather events on our customers and their businesses, there could be a material adverse effect on our business, financial condition and results of operations. Our customers are also facing changes in energy and commodity prices driven by climate change, as well as new regulatory requirements resulting in increased operational costs.

Global pandemics, or localized epidemics, could adversely affect the Company's financial condition and results of operations.

Global pandemics, such as COVID-19, or localized epidemics, could have a significant adverse impact on our financial condition and results of operations and we could be subject to any of the following risks, any of which could have a material, adverse effect on our business, financial condition, liquidity, and results of operations: the demand for our products and services may decline, making it difficult to grow assets and income; if the economy worsens, loan delinquencies, problem assets, and foreclosures may increase, resulting in increased charges and reduced income; collateral for loans, especially real estate, may decline in value, which could cause loan losses to increase; our ACL may increase if borrowers experience financial difficulties, which will adversely affect our net income; the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us; our cybersecurity risks may increase if a significant number of our employees are forced to work remotely; and FDIC premiums may increase if the agency experiences additional resolution costs.

Risks Related to the Company's Merchant Services and Global Payments Businesses

The exit from all of the Company's BaaS relationships may cost more than anticipated and may subject us to additional risk.

During 2024 the Company exited the GPG BaaS business, and only residual operational tasks remain to be completed. Our results of operations could be adversely impacted in future periods if we cannot fully replace deposit accounts acquired through such BaaS relationships, if we incur additional, unanticipated costs, including if we face litigation or other reputational harm related to the winddown of the business. Failure to successfully manage any of these or other risks in connection with exiting these BaaS relationships could have a material adverse effect on our business, financial condition and results of operations.

Regulatory scrutiny of non-bank financial service solutions and related technology considerations has recently increased.

Prior to the Company's exit of the GPG BaaS business, we provided global payments infrastructure access to our non-bank financial service partners, which included serving as an issuing bank for third-party managed prepaid and debit card programs nationwide and providing other financial services infrastructure, including cash settlement and custodian deposit services. Federal bank regulators have increasingly focused on the risks related to bank and non-bank financial service company partnerships, raising concerns regarding risk management, oversight, internal controls, information security, change management, and information technology operational resilience. This focus is demonstrated by recent regulatory enforcement actions against banks that have allegedly not adequately addressed these concerns while growing their non-bank financial service offerings. We could be subject to additional regulatory scrutiny with respect to our prior GPG BaaS business, our winddown process and lingering operational tasks which could have a material adverse effect on the business, financial condition, results of operations and growth prospects of the Company. See *"—Risks Related to Laws and Regulation and Their Enforcement—The Company and the Bank's business, financial condition, results of operations and future prospects could be adversely affected by the highly regulated environment and the laws and regulations that govern it."* and Part I, Item 3. "Legal Proceedings."

Changes in card network fees could impact operations.

The Company maintains business in merchant acquiring and merchant services. Card networks periodically increase the fees (known as interchange fees) that are charged to acquirers and that the Company charges to its merchants. It is possible that competitive pressures will result in the Company absorbing a portion of such increases in the future, which would increase its costs, reduce profit margin and adversely affect its business and financial condition. In addition, the card networks require certain capital requirements. An increase in the required capital level would further limit the use of capital for other purposes.

Risks Related to Competitive Matters

The Company operates in a highly competitive industry and faces significant competition from other financial institutions and financial services providers, the result of which may decrease growth or profits.

The Company's market area contains not only a large number of community and regional banks, but also a significant presence of the country's largest commercial banks and a growing presence of non-bank financial services companies. The Company competes with other state and large financial institutions, savings and loan associations, savings banks, credit unions and other companies offering financial services. Some of these competitors have a longer history of successful operations nationally and in the New York market area, greater ties to businesses, more expansive banking relationships, more established depositor bases, fewer regulatory constraints, better technology, and lower cost structures than the Company does. Competitors with greater resources may possess an advantage through their ability to maintain numerous banking locations in more convenient sites, conduct more extensive promotional and advertising campaigns, or operate a more developed technology platform. Due to their size, many competitors may offer a broader range of products and services, as well as better pricing for certain products and services than the Company can offer. Larger banks may also have more resilient operational and intellectual technology infrastructure. Further, increased competition among financial services companies due to the continued consolidation of financial institutions may adversely affect the Company's ability to market its products and services.

In addition, the Company's legally mandated lending limits are lower than those of certain of its competitors that have greater capital. Lower lending limits may discourage borrowers with lending needs that exceed these limits from doing business with the Company. The Company may try to serve such borrowers by selling loan participations to other financial institutions; however, this strategy may not succeed.

Risks Related to Business Strategy

The Company may not be able to grow and if it does, it may have difficulty managing that growth.

The Company's ability to grow depends, in part, upon its ability to expand its market share, successfully attract deposits, and identify loan and investment opportunities as well as opportunities to generate fee-based income. The Company may not be successful in increasing the volume of loans and deposits at acceptable levels and upon terms it finds acceptable. The Company may also not be successful in expanding its operations organically or through strategic acquisitions while managing the costs and implementation risks associated with this growth strategy.

The Company expects to grow the number of employees and customers and the scope of its operations, but it may not be able to sustain its historical rate of growth or continue to grow its business at all. Its success will depend upon the ability of its officers and key employees to continue to implement and improve operational and other systems, to manage multiple, concurrent customer relationships, and to hire, train and manage employees. In the event that the Company is unable to perform all these tasks and meet these challenges effectively, its growth prospects and earnings could be adversely impacted.

Uncertainty in the development, deployment, use and regulation of artificial intelligence could subject us to additional risks.

As with many innovations, artificial intelligence ("AI") presents risks and challenges that could adversely impact our business or our customers. The development, adoption, and use case for generative AI technologies are still in their early stages and may be ineffective or inadequate. AI development or deployment practices by the Company, our customers, or third-party developers or vendors could result in unintended consequences. For example, AI algorithms could be flawed or may be based on datasets that are biased or insufficient. There also may be real or perceived social harm, unfairness, or other outcomes that undermine public confidence in the use and deployment of AI. In addition, third parties may deploy AI technologies to commit fraud against us or in a manner that reduces customer demand for our business or financial products and services. Any of the foregoing may result in decreased demand for our products, harm to our business, results of operations or reputation, or a negative impact on our customers and their business.

The legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain, including in the areas of intellectual property, cybersecurity, and privacy and data protection. Compliance with new or changing laws, regulations or industry standards relating to AI may impose significant operational costs and may limit our ability to develop, deploy or use AI technologies. Failure to appropriately respond to this evolving landscape may result in legal liability, regulatory action, or reputational harm.

Risks Related to Accounting Matters

Changes in accounting standards could materially impact the Company's financial statements.

From time to time, the FASB or the SEC may change the financial accounting and reporting standards that govern the preparation of the Company's financial statements. In addition, the bodies that interpret the accounting standards (such as banking regulators, or outside auditors) may change their interpretations or positions on how these standards should be applied. These changes may be beyond the Company's control, can be hard to predict, and can materially impact how it records and reports its financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in it needing to revise or restate prior period financial statements. For more information on changes in accounting standards, see "NOTE 3 — SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS" to the Company's consolidated financial statements in this Form 10-K.

Risks Related to Laws and Regulation and Their Enforcement

The Company and the Bank's business, financial condition, results of operations and future prospects could be adversely affected by the highly regulated environment and the laws and regulations that govern it.

The Company and the Bank are subject to extensive examination, supervision and comprehensive regulation by various federal and state agencies that govern almost all aspects of their operations. These laws and regulations are not intended to protect the Company's stockholders. Rather, these laws and regulations are intended to protect customers, depositors, the DIF and the overall financial stability of the U.S. economy. These laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities in which the Company or the Bank can engage, limit the dividend or distributions that the Bank can pay to the Company, restrict the ability of institutions to guarantee the Company's debt, and impose certain specific accounting requirements that may be more restrictive and may result in greater or earlier charges to earnings or reductions in capital than GAAP would require. For further discussion see Part I, Item 1. "Business—Regulation of the Bank—*Capitalization*" and "Business—*Holding Company Regulation*."

Compliance with these laws and regulations is difficult and costly, and changes to these laws and regulations often impose additional compliance costs. Failure to comply with these laws and regulations could subject the Company and/or the Bank to restrictions on their business activities, fines and other penalties, the commencement of informal or formal enforcement actions against them, and other negative consequences, including reputational damage, any of which could adversely affect their business, financial condition, results of operations, capital base and the price of its securities. Further, any new laws, rules and regulations, including changes to regulatory policy and the promulgation of new laws and regulations following the inauguration of the new presidential administration in the U.S, could make compliance more difficult or expensive.

The Dodd-Frank Act, among other things, imposed higher capital requirements on bank holding companies and changed the rules regarding FDIC insurance premiums. Compliance costs with the Dodd-Frank Act and its implementing regulations has and will continue to result in additional operating and compliance burdens that could have a material adverse effect on the business, financial condition, results of operations and growth prospects of the Company.

During 2024 the Company exited the GPG BaaS business, and only residual operational tasks remain to be completed. The Company has been subject to investigations by governmental entities concerning a prepaid debit card product program that was offered through the GPG BaaS business. As previously disclosed, the Bank entered into (i) an Order to Cease and

Desist and Order of Assessment of a Civil Money Penalty Issued Upon Consent with the FRB (the "FRB Consent Order"), effective October 16, 2023, and (ii) a Consent Order with the NYSDFS (the "NYSDFS Consent Order"), effective October 18, 2023. The FRB Consent Order and NYSDFS Consent Order constitute separate consensual resolutions with each of the FRB and the NYSDFS with respect to their investigations, each of which is now closed as a result of such order. In the third quarter of 2024, the Company recorded a $10.0 million regulatory reserve in connection with an investigation by the Attorney General of the State of Washington that was resolved in the fourth quarter of 2024. Additional enforcement or other actions arising out of the prepaid debit card program or otherwise could have a materially adverse effect on the Company and the Bank's assets, business, cash flows, financial condition, liquidity, prospects and/or results of operations. For further discussion see Part I, Item 3. "Legal Proceedings."

Legislative and regulatory actions may increase the Company's costs and impact its business, governance structure, financial condition or results of operations.

Federal and state regulatory agencies frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Certain aspects of regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted could: expose the Company to additional costs, including increased compliance costs; impact the profitability of the Company's business activities; limit the fees we may charge; increase the ability of non-banks to offer competing financial services and products; change deposit insurance assessments; require more oversight; or change certain of its business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest rate spreads. These changes may also require the Company to invest significant management attention and resources to make any necessary changes to operations and could have an adverse effect on its business, financial condition and results of operations.

Changes in federal policies and regulations by the executive branch and regulatory agencies may occur over time through the new presidential administration's and/or Congress's policy and personnel changes, which could lead to changes impacting the Company. However, the nature, timing and economic and political effects of such potential changes remain highly uncertain. Any future changes could affect us in substantial and unpredictable ways. At this time, it is unclear whether and how any future changes or uncertainty surrounding future changes will adversely affect our business, financial condition and results of operations.

Federal income tax treatment of corporations and other federal and state tax provisions may be clarified and/or modified by legislative, administrative or judicial changes or interpretations at any time. Any such changes could adversely affect the Company, either directly, or indirectly as a result of effects on the Company's customers.

Monetary policies and regulations of the FRB could adversely affect the business, financial condition and results of operations of the Company.

In addition to being affected by general economic conditions, the Company's earnings and growth are affected by the policies of the FRB. An important function of the FRB is to regulate the money supply and credit conditions. Among the instruments used by the FRB to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to combat inflation and influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the FRB have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon the Company's business, financial condition and results of operations cannot be predicted. For further discussion, see ""—*Risks Related to Market Interest Rates*."

Non-compliance with the USA PATRIOT Act, BSA, or other laws and regulations could result in fines or sanctions.

The USA PATRIOT Act and the BSA require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the Financial Crimes Enforcement Network, a bureau of the U.S. Department of the Treasury. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, these policies and procedures may not be effective in preventing violations of these laws and regulations.

Risks Related to Ownership of the Company's Common Stock

The market price of the Company's common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

The market price of the Company's common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may affect the market price and trading volume of our common stock, most of which are outside of our control.

The stock market and the market for financial institution stocks has experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult for you to sell your shares at the volume, prices and times desired.

Certain banking laws and the Company's governing documents may have an anti-takeover effect, and there are substantial regulatory limitations on changes of control of bank holding companies.

Certain federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire the Company, even if doing so would be perceived to be beneficial to our stockholders. In addition, certain provisions of our governing documents, including the fact we have a classified Board of Directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our Board, may make it more difficult for a third party to acquire control of the Company, even if such event was perceived by stockholders to be beneficial to their interests. The combination of these laws and provisions in our governing documents may inhibit certain business combinations, including a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of our common stock. These provisions in our governing documents could also discourage proxy contests and make it more difficult and expensive for holders of our common stock to elect directors other than the candidates nominated by our Board of Directors or otherwise remove existing directors and management, even if current management is not performing adequately.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Risk Management and Strategy

The Company believes that a strong cybersecurity program is vital to effective cybersecurity risk management. The Company recognizes the importance of developing, implementing, and maintaining robust cybersecurity measures to help safeguard sensitive information and its business operations, and to protect the confidentiality, integrity, and availability of its information systems and the nonpublic information transmitted, processed and stored on its systems or those of third-party service providers.

Managing Material Risks & Integrated Overall Risk Management

The Company has integrated cybersecurity risk management into its broader risk management framework in order to promote a culture that values protecting sensitive information. This integration is intended to promote the inclusion of cybersecurity considerations in decision-making processes throughout the Company. The Bank's general risk management personnel, including the Chief Risk Officer ("CRO"), work closely with their information technology and security counterparts to evaluate and address cybersecurity threats in alignment with our business objectives and operational needs.

The Company also maintains a system-wide information security program that applies to all employees. All employees are expected to assist in safeguarding the Company's information systems and to assist in the detection and reporting of cybersecurity incidents. This Company-wide program is intended to identify and assess internal and external cyber and information security risks that may threaten the security or integrity of nonpublic information stored on the Company's information systems or those of third-party providers from unauthorized access, use or other malicious acts.

The Board of Directors is responsible for overseeing the Company's cybersecurity program. The Board of Directors has established oversight mechanisms that are intended to promote effective governance in managing risks associated with cybersecurity threats because it recognizes the significance of these threats to the Company's operational integrity and the information stored on the Company's information systems or those of third-party service providers. See "—Governance—*Board of Directors Oversight*."

Engage Third-parties on Risk Management

Recognizing the complexity and evolving nature of cybersecurity threats, the Company engages with a range of external experts from time to time, including cybersecurity assessors, risk management professionals, and other consultants, in evaluating and testing our risk management systems. We also engage third-party services on an ongoing basis to conduct independent audits of our risk management systems. These engagements enable us to leverage specialized knowledge and insights and assist the Company with its goal of maintaining cybersecurity strategies and processes that are consistent with industry best practices. Our collaboration with these third-parties includes table top exercises, penetration testing and other cyber-support services.

Oversee Third-party Risk

Because the Company is aware of the risks associated with third-party service providers, the Company has implemented policies and processes to oversee and assist with managing these risks. The Company's Third-Party Risk Management Officer (the "TPRM") conducts security and risk assessments of all third-party providers before engagement and monitors these third-party providers on an ongoing basis to assess each provider's compliance with the Company's cybersecurity standards, which are intended to be commensurate with the level of risk and complexity of the relationship with, and the activities performed by, a given provider engaged by the Company. In addition, the TPRM conducts an annual risk assessment of any third-party provider that provides critical services to the Company or has access to customers' protected data. This approach is designed to help identify and mitigate risks related to data breaches or other cybersecurity incidents originating from third-parties in order to better protect our customers' personally identifiable information and the Company's assets and data.

Risks from Cybersecurity Threats

We have not encountered cybersecurity threats or incidents that have materially and adversely affected, or are reasonably likely to materially and adversely affect, the Company's business strategy, results of operations or financial condition. Notwithstanding the defensive approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. While the Company maintains cybersecurity insurance, the costs related to cybersecurity threats, incidents or disruptions may not be fully insured. For more information regarding the risks we face from cybersecurity threats, see Part I, Item 1A., "Risk Factors—*Risks Related to the Company's Operations—A failure in the Company's operation and/or information systems or infrastructure, or those of third parties, including cyber-attacks, could impair the Company's liquidity, disrupt its businesses, result in the unauthorized disclosure of confidential information, damage its reputation, and cause financial losses*."

Governance

Board of Directors Oversight

Our information security program is designed to ensure adequate governance, and oversight is in place while evolving to meet changes in applicable laws and regulations, and industry best practices. Cybersecurity is a significant risk to the enterprise and matters related to information security are regularly featured as part of management's enterprise risk profile updates to the Risk Committee of the Board of Directors (the "Risk Committee"), which occur at least on a quarterly basis. The Chair of the Risk Committee reports to the Board of Directors on the committee's proceedings and activities, including in connection with the committee's deliberation on information security matters, on a regular basis. In addition to regular touchpoints on cyber matters at the Risk Committee, the Board of Directors receives briefings from the Bank's Chief Information Security Officer (the "CISO") semi-annually.

The Board of Directors directly, and through its standing committees (particularly the Risk Committee and the Audit Committee of the Board of Directors) also engage in broader discussions regarding existing and emerging operational and technology risks with members of management across all lines of defense. To supplement the Board of Directors' regular engagement regarding the Company's information security program, the director education program includes cybersecurity-related training opportunities, which assists the directors in staying current on developments and maintaining appropriate knowledge regarding the evolving cybersecurity and threat landscape.

Reporting to Board of Directors

The CISO provides management, the Risk Committee and the Board of Directors with information regarding the Company's cybersecurity program and potential cybersecurity threats or incidents. In addition, the CISO is empowered to escalate material cybersecurity threats or incidents and strategic risk management decisions to the Board of Directors so that they can provide appropriate oversight and guidance on these critical cybersecurity issues within the context of the Company's overall strategic objectives and business operations. Management, the Company's Chief Digital Officer (the "CDO"), the CRO, and the Incident Management Team (the "IMT") are also required to report cybersecurity threats and incidents to the Risk Committee and/or the Board of Directors, as applicable.

Management's Role Managing Risk

The Company's Enterprise Risk Management Committee (the "ERMC"), an interdepartmental, management-level committee, meets at least quarterly and is responsible for ensuring that the Company has appropriate policies and procedures in place to help identify, measure, monitor and control potentially significant business risks. In connection with these responsibilities, the ERMC receives quarterly risk and control self-assessments and action plans for risk remediation, if required, to reduce residual risks. This includes information security action plans from the CISO, the CDO, and/or other key stakeholders. The incorporation of these reports into the ERMC's meetings is intended to promote the inclusion of cybersecurity considerations in the risk management decision-making processes throughout the Company.

The Information Technology/Information Security Steering Committee (the "IT Steering Committee") reports directly into the ERMC and meets at least quarterly. The IT Steering Committee is composed of senior members of management, including the CDO, the CRO and the CISO. The IT Steering Committee oversees information technology matters at the Company, including the implementation of all cybersecurity policies, standards, guidelines and procedures. The responsibilities of the IT Steering Committee include, among other things, updating the Company's information technology policies, reviewing the architecture of the Company's information system infrastructure and monitoring the progress of any significant hardware or software updates or installation. In addition, the IT Steering Committee provides quarterly reports to the ERMC and the Risk Committee regarding any information-technology-related matters that, in the opinion of the IT Steering Committee, should be escalated.

The CISO plays an important role in the prevention, detection, mitigation, and remediation of cybersecurity incidents and in informing management, the Risk Committee and the Board of Directors on cybersecurity risks and issues. The CISO provides quarterly briefings to the Risk Committee on any significant information security issues, relevant cybersecurity metrics and the status of the Company's security-related strategic initiatives. As discussed above, the CISO also provides mid-year and annual reports to the full Board of Directors regarding the state of the Company's information security program. The annual reports encompass a broad range of topics, including:

- Confidentiality of nonpublic information and the integrity and security of the Company's information systems;

- Cybersecurity policies and procedures;

- Material cybersecurity risks;

- Effectiveness of our cybersecurity program; and

- Any material cybersecurity incidents.

In addition to these scheduled meetings, the Risk Committee, the CISO, the CDO, the CRO, and other members of management maintain ongoing dialogues with respect to emerging or potential cybersecurity threats. The Risk Committee also receives reports and updates from management regarding significant cybersecurity developments so that the Board of Directors can be promptly notified, as and when appropriate, of any threats or incidents as well as management's proposed responses.

Risk Management Personnel

The Company's CISO has extensive experience in the field of cybersecurity and is responsible for managing the Company's cybersecurity risks and ensuring that the Company's security posture is aligned with its business objectives. Our CISO's technical and business experience is helpful for developing and executing our cybersecurity strategies. The CISO helps to oversee the Company's information security policies and programs, perform risk and vulnerability assessments of the Company's information systems, and coordinate responses to cybersecurity incidents in conjunction with the CDO, the Company's Incident Response Team (the "IRT"), the IMT and management.

The Company's CDO has extensive experience in establishing and maintaining scalable and secure technology systems and is responsible for maintaining the Company's various digital platforms. Our CDO worked in various systems, information technology and digital managerial roles at a global financial and investment firm prior to joining the Company. Our CDO's technical and managerial experience is helpful for developing and executing our cybersecurity strategies. The CDO helps to oversee the Company's efforts to improve its system's capabilities, reliability, scalability and security.

The Company's CRO is responsible for identifying, controlling and mitigating risks that could impact the Company's operations. Our CRO's decades of experience managing the various risks faced by financial institutions is helpful for developing and executing our cybersecurity strategies in a manner that is aligned with the overall risk management framework of the Company.

If the Company is notified of a cybersecurity incident affecting the Company's information systems, either by an employee, our defensive infrastructure, a regular system audit or another mechanism, the IRT, led by the CDO, will perform the technical functions required to analyze and contain such an incident, including, but not limited to, technical triage, in-depth analysis, technical mitigation and any necessary recovery actions. The IMT will be activated by the CISO, the CRO or another member of the team to assist in the response and evaluate the cybersecurity threat and coordinate the business decisions necessary to limit the impact of the cybersecurity incident during and after the response. The IMT will also perform similar functions if we detect or are alerted to a cybersecurity threat or incident involving a third-party service provider.

The Company's Network and Cloud Administration is led by the CDO and is also responsible for managing security infrastructure and deploying, configuring, and managing various security solutions, tools and products to assist in safeguarding the Company's information system infrastructure and operations.

Monitor Cybersecurity Incidents

The IT Steering Committee, which is a subcommittee of the ERMC, established the Information Technology and Information Security Working Group (the "IT/IS Working Group"), which is comprised of the CDO, the Head of Information Technology Infrastructure, the CISO, the Information Security Officer, the Information Security Assurance Program Manager and certain other members of the Company's information technology engineering staff. The mission of the IT/IS Working Group is to foster the sharing of information among departments regarding existing and emerging threats and risks related to cybersecurity and related compliance issues in order to better integrate cybersecurity risk management and increase awareness of cybersecurity threats throughout the Company. This group meets on a weekly basis to discuss, among other things, vulnerability management, threat and risk analysis and the status of our continued enhancements to the Company's information security infrastructure that are intended to further manage and mitigate future risks.

The CISO implements and oversees policies and processes for the regular monitoring of our information systems. This includes the deployment of additional security measures, including defensive infrastructure, and regular system audits to identify potential vulnerabilities. If the CISO, the IRT and/or management believe a cybersecurity incident is potentially material, the CISO, the CRO or another member of the team can convene the IMT to further assist in the Company's remediation and response efforts. Following the remediation of the cybersecurity incident, the IRT and/or IMT will review the effectiveness and appropriateness of the Company's response in order to identify and implement potential enhancements to the Company's security infrastructure and the broader risk management framework.

Item 2. Properties

The Company's headquarters are located at 99 Park Avenue, New York, New York. The Company has six banking centers – four are in Manhattan, New York, one is in Brooklyn, New York and one is in Long Island, New York. As of December 31, 2024, each of the Company's offices and banking centers are leased, except for its Brooklyn banking center located at 5102 13th Avenue, Brooklyn, which the Company owns.

We also lease a property in Florida that is utilized as a loan production office and a property in New Jersey that is utilized as an administrative office. All the leases on these properties expire at various dates through 2041.

The Company believes that current facilities at its offices and branches are adequate to meet its present and foreseeable needs.

Item 3. Legal Proceedings

There have been investigations by governmental entities concerning a prepaid debit card product program that was offered by the GPG BaaS business. These include investigations involving the Company and the Bank by the Board of Governors of the FRB and certain state authorities, including the NYSDFS. During the early stages of the COVID-19 pandemic, third parties used this prepaid debit card product to establish unauthorized accounts and to receive unauthorized government benefits payments, including unemployment insurance benefits payments made pursuant to the Coronavirus Aid, Relief, and Economic Security Act from many states. The Company ceased accepting new accounts from this program manager in July 2020 and exited its relationship with this program manager in August 2020. The Company has cooperated in these investigations.

As previously disclosed, the Bank entered into (i) an Order to Cease and Desist and Order of Assessment of a Civil Money Penalty Issued Upon Consent with the FRB (the "FRB Consent Order"), effective October 16, 2023, and (ii) a Consent Order with the NYSDFS (the "NYSDFS Consent Order"), effective October 18, 2023. The FRB Consent Order and NYSDFS Consent Order constitute separate consensual resolutions with each of the FRB and the NYSDFS with respect to their investigations, each of which is now closed as a result of such order. In the third quarter of 2024, the Company recorded a $10.0 million regulatory reserve in connection with an investigation by the Attorney General of the State of Washington that was resolved in the fourth quarter of 2024. Additional enforcement or other actions arising out of the prepaid debit card program in question, along with any other matters arising out of the foregoing program, could have a materially adverse effect on the Company and the Bank's assets, business, cash flows, financial condition, liquidity, prospects and/or results of operations. Since 2020, the Bank has been actively working to enhance its processes and procedures so as to more effectively and efficiently address the issues identified in the course of these investigations.

On November 21, 2024, Michael Wyse, as Plan Administrator for the Voyager Wind-Down Debtor, filed an action in U.S. District Court for the Southern District of New York in which the Bank was named as defendant. The complaint asserts that the Bank is responsible for alleged fraud by Voyager against its own customers and that the Bank is responsible for Voyager's own alleged offering and sales of unregistered securities. The Voyager Wind-Down Debtor was established pursuant to the plan approved by the Bankruptcy Court overseeing the bankruptcy of Voyager Digital Holdings, Inc. ("Voyager") and its debtor affiliates. The complaint does not allege any specific amount of damages. The Bank intends to defend the case vigorously, including seeking dismissal based upon what the Bank considers to be faulty premises and meritless allegations. As a result of the bankruptcy, the Bank accounted for and transmitted all funds held in the Bank's FBO account owed to Voyager customers. Litigation is inherently uncertain and the Company cannot reasonably estimate the maximum potential exposure or the range of possible loss in association with this matter.

In addition to the matters described above, the Company is subject to various other pending and threatened legal actions relating to the conduct of its business activities, as well as inquiries and investigations from regulators, including but not limited to, the FRB and the NYSDFS. In the opinion of management, as of December 31, 2024, the ultimate aggregate liability, if any, arising out of any such other pending or threatened matters will not be material to the Company's financial condition, results of operations, and liquidity.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's shares of common stock are traded on the New York Stock Exchange under the symbol "MCB". The approximate number of holders of record of the Company's common stock as of February 24, 2025 was 63. The Company's common stock began trading on the New York Stock Exchange on November 8, 2017. The Company has not declared any dividends to date.

The Company has not historically declared or paid cash dividends on its common stock. Any future determination to pay dividends on the Company's common stock will be made by its Board of Directors and will depend on a number of factors, including:

- historical and projected financial condition, liquidity and results of operations;

- the Company's capital levels and requirements;

- statutory and regulatory prohibitions and other limitations;

- any contractual restriction on the Company's ability to pay cash dividends, including pursuant to the terms of any of its credit agreements or other borrowing arrangements;

- business strategy;

- tax considerations;

- alternative use of funds, such as for any potential acquisitions;

- general economic conditions; and

- other factors deemed relevant by the Board of Directors.

There were no sales of unregistered securities or repurchases of shares of common stock during the year ended December 31, 2024.

Performance Graph

The following graph compares, for the period from December 31, 2019 through December 31, 2024, the cumulative shareholder return (change in the stock price plus reinvested dividends) for the common stock of the Company with the cumulative return for the (i) Standard and Poor's 500 ("S&P 500") Index and (ii) KBW Bank Index. The performance reflected below assumes that $100 was invested in our common stock and each of the indices at their closing prices on December 31, 2019. The performance of our common stock reflected below is not necessarily indicative of our future performance.



	Cumulative Returns as of December 31,					
	2019	2020	2021	2022	2023	2024
Metropolitan Commercial Bank ("MCB")	$100	$75	$221	$122	$115	$121
S&P 500 Index	$100	$118	$152	$125	$157	$197
KBW Regional Bank Index ("KRX")	$100	$91	$125	$116	$116	$131

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

The Company is a bank holding company headquartered in New York, New York and registered under the BHC Act. Through its wholly owned bank subsidiary, Metropolitan Commercial Bank, a New York state chartered commercial bank, the Company provides a broad range of business, commercial and retail banking products and services to small businesses, middle-market enterprises, public entities and individuals in the New York metropolitan area. For an analysis of 2023 results compared with 2022 results, see Part II, Item 7., "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the annual report on Form 10-K for the year ended December 31, 2023 filed with the SEC.

The Company's primary lending products are CRE, including multi-family loans, and C&I loans. Substantially all loans are secured by specific items of collateral including business and consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flows from operations of commercial enterprises. The Company has developed various deposit gathering strategies, which generate the funding necessary to operate without a large branch network. In addition to traditional commercial banking products, the Company offers: corporate cash management and retail banking services; tailored financial solutions for government entities, municipalities, and public institutions; specialized services to facilitate secure and efficient real estate transactions and tax-deferred exchanges for title and escrow and Section 1031 exchanges; and EB-5 Program accounts for qualified foreign investors. The Company's primary deposit products are checking, savings, and term deposit accounts, all of which are insured by the FDIC up to the maximum amounts allowed by law. These activities, together with six strategically located banking centers, generate a stable source of deposits to support the growth of our diverse loan portfolio.

The Company is focused on organically growing its position in the New York metropolitan area. Growth in other markets across the country is generally dependent on the business activities of our New York-based customers. Through an experienced team of commercial relationship managers and its integrated, client-centric approach, the Company has grown market share by deepening existing client relationships and continually expanding its client base through referrals and the ability to offer alternatives to traditional retail banking products. The Company has converted many of its commercial lending clients into full retail relationship banking clients. Given the size of the market in which the Company operates and its differentiated approach to client service, there is significant opportunity to grow its loans and deposits. By combining high-tech service with the relationship-based focus of a community bank with an extensive suite of financial products and services, the Company is well-positioned to continue to capitalize on the significant growth opportunities available in the New York metropolitan area and elsewhere.

Recent Events

In early 2024, following its decision to exit all consumer facing BaaS relationships, the Company decided to exit all GPG BaaS relationships. The decision to terminate these financial service partnerships will reduce the Company's exposure to the heightened, and evolving, regulatory standards related to these activities. This decision was supported by a careful review by the Board of Directors and management and reflected recent developments in the payments and non-bank financial service industry, regulations applicable to this business line of the Company, and a strategic assessment of the business case for the Company's further involvement at this time. During 2024 the Company exited the GPG BaaS business, and only residual operational tasks remain to be completed.

In 2024, the Company commenced a digital transformation initiative to modernize its core payment and online banking systems to support future business expansion, drive efficiencies and enable a better client experience. This digital transformation initiative is expected to be completed by year-end 2025.

Critical Accounting Policies

A summary of accounting policies is provided in Note 2 to the consolidated financial statements included in this report. Critical accounting estimates are necessary in the application of certain accounting policies and procedures and are particularly susceptible to significant change. Critical accounting policies are defined as those involving significant judgments and assumptions by management that could have a material impact on the carrying value of certain assets or on income under different assumptions or conditions. Management believes the Company's most critical accounting policy, which involves the most complex or subjective decisions or assessments, is the allowance for credit losses.

Allowance for Credit Losses

The ACL has been determined in accordance with GAAP. The Company is responsible for the timely and periodic determination of the amount of the ACL. Management believes that the ACL for loans and loan commitments is adequate to cover expected credit losses over the life of the loan portfolio. Although management evaluates available information to determine the adequacy of the ACL, the level of allowance is an estimate which is subject to significant judgment and short-term change. Because of uncertainties associated with local and national economic forecasts, the operating and regulatory environment, collateral values and future cash flows from the loan portfolio, it is possible that a material change could occur in the ACL. The evaluation of the adequacy of loan collateral is often based upon estimates and appraisals. Because of uncertain economic conditions, the valuations determined from such estimates and appraisals may change. Accordingly, the Company may ultimately incur losses that vary from management's current estimates. Adjustments to the ACL will be reported in the period in which such adjustments become apparent and can be reasonably estimated. All loan losses are charged to the ACL when the loss actually occurs or when the collectability of principal is deemed to be unlikely. Recoveries are credited to the allowance at the time of recovery. Various regulatory agencies, as an integral part of their examination process, periodically review the Company's ACL. As a result of such examinations, the Company may need to recognize additions to the ACL based on the regulators' observations.

In estimating the ACL, the Company relies on models and economic forecasts developed by external parties as the primary driver of the ACL. These external models and forecasts are based on nationwide data sets. Economic forecasts can change significantly over an economic cycle and have a significant level of uncertainty associated with them. The performance of these models is dependent on the variables used in the models being reasonable predictors for the loan portfolio's performance. However, these variables may not capture all sources of risk within the portfolio. As a result, the Company reviews the results and makes qualitative adjustments to capture potential limitations of the external models as necessary. Such qualitative factors may include adjustments to better capture the imprecision associated with the economic forecasts, and the ability of the models to capture emerging risks within the portfolio that may not be represented in the data. These adjustments are evaluated through the Company's review process and revised on a quarterly basis to account for changes in forecasts, facts and circumstances.

One of the more significant judgments involved in estimating the Company's ACL relates to the macroeconomic forecasts used to estimate credit losses and the relative weightings applied to them. To illustrate the impact of changes in these forecasts to the Company's ACL, the Company performed a hypothetical sensitivity analysis that decreased the weight on the baseline scenario by 33% and equally allocated the difference to increase the weights on the more optimistic and adverse scenarios. All else equal, the impact of this hypothetical forecast would result in a net increase of approximately $7.3 million, or 11.6%, in the Company's total ACL for loans and loan commitments as of December 31, 2024. This hypothetical analysis is intended to illustrate the impact of adverse changes in the macroeconomic forecasts at a point in time and is not intended to reflect the full nature and extent of potential future change in the ACL. It is difficult to estimate how potential changes in any one of the quantitative inputs or qualitative factors might affect the overall ACL and the Company's current assessments may not reflect the potential future impact of changes to those inputs or factors. For further discussion of the ACL, see Part I, Item 1., *"Business—Asset Quality—Allowance for Credit Losses—Loans and Loan Commitments."*

Recently Issued Accounting Standards

For a discussion of the impact of recently issued accounting standards, please see "NOTE 3 — SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS*"* to the Company's consolidated financial statements in this Form 10-K.

Selected Financial Information

The following table includes selected financial information for the Company for the periods indicated:

	At or for the year ended December 31,		
	2024	**2023**	**2022**
Performance Ratios			
Return on average assets	0.91 %	1.19 %	0.90 %
Return on average equity	9.61	12.44	10.27
Net interest spread [(1)]	1.94	1.85	2.82
Net interest margin [(2)]	3.53	3.49	3.49
Average interest-earning assets to average interest-bearing liabilities	152.84	168.64	238.26
Non-interest expense/average assets	2.38	2.02	2.25
Efficiency ratio	62.68	52.46	58.16
Average equity to average total assets	9.52	9.54	8.74
Earnings per Share			
Basic earnings per common share	$ 5.97	$ 6.95	$ 5.42
Diluted earnings per common share	5.93	6.91	5.29

(1) Determined by subtracting the weighted average cost of total interest-bearing liabilities from the weighted average yield on total interest-earning assets.
(2) Determined by dividing net interest income by total average interest-earning assets.

Discussion of Financial Condition

The Company had total assets of $7.3 billion at December 31, 2024, an increase of 3.3% from December 31, 2023.

Total cash and cash equivalents were $200.3 million at December 31, 2024, a decrease of $69.2 million, or 25.7%, from December 31, 2023. The decrease was due primarily to an increase in the loan book of $409.3 million and an $89.0 million decrease in wholesale funding, partially offset by a $245.7 million increase in deposits and an $87.6 million decrease in receivables from the GPG exit.

Investments

Total securities were $915.8 million at December 31, 2024, a decrease of 1.8% from December 31, 2023. The change reflects $92.9 million in paydowns and maturities of AFS and HTM securities, partially offset by $72.8 million of purchases of AFS securities.

The following table sets forth the stated maturities and weighted average yields of investment securities, excluding equity securities, at December 31, 2024. The table does not include the effect of prepayments or scheduled principal amortization. The weighted average yield for each group of securities was weighted by the amortized cost of the securities in the group. Tax-exempt securities, if any, were presented on a tax-equivalent basis, using a federal tax rate of 21%.

(dollars in thousands)	Due Within 1 Year Amortized Cost	Yield	Due After 1 Through 5 Years Amortized Cost	Yield	Due After 5 Through 10 Years Amortized Cost	Yield	Due After 10 Years Amortized Cost	Yield	Total Amortized Cost	Fair Value	Yield
Available-for-sale											
U.S. Government agency securities	$ 38,000	0.52 %	$ 24,999	0.88 %	$ —	— %	$ 5,000	1.68 %	$ 67,999	$ 63,752	0.74 %
U.S. State and Municipal securities	—	—	—	—	4,827	1.92	6,514	1.65	11,341	9,500	1.76
Residential MBS	—	—	1,803	1.89	3,390	0.83	425,775	2.32	430,968	363,068	2.31
Commercial MBS	—	—	7,207	2.13	10,602	5.59	28,285	3.88	46,094	43,128	3.95
Asset-backed securities	—	—	—	—	—	—	2,677	5.70	2,677	2,637	5.70
Total	$ 38,000	0.52 %	$ 34,009	1.20 %	$ 18,819	3.30 %	$ 468,251	2.42 %	$ 559,079	$ 482,085	2.26 %
Held-to-maturity											
U.S. Treasury securities	$ 29,938	1.02 %	$ —	— %	$ —	— %	$ —	— %	$ 29,938	$ 29,528	1.02 %
U.S. State and Municipal securities	—	—	—	—	—	—	15,319	2.00	15,319	13,633	2.00
Residential MBS	—	—	—	—	858	1.98	374,374	1.93	375,232	316,366	1.93
Commercial MBS	—	—	8,068	1.39	—	—	—	—	8,068	7,192	1.39
Total	$ 29,938	1.02 %	$ 8,068	1.39 %	$ 858	1.98 %	$ 389,693	1.93 %	$ 428,557	$ 366,719	1.86 %

There were $750.3 million and $845.7 million of securities pledged to support wholesale funding, and to a lesser extent certain other types of deposits, of which $65.5 million and $60.0 million were encumbered, at December 31, 2024 and 2023, respectively.

At December 31, 2024 and 2023, the Company's securities portfolio primarily consisted of investment grade mortgage-backed securities and collateralized mortgage obligations issued by government agencies.

Allowance for Credit Losses – Securities

Effective January 1, 2023, the Company estimates and recognizes an ACL for HTM debt securities pursuant to ASC 326. The Company has a zero loss expectation for nearly all of its HTM securities portfolio, and has no ACL related to these securities. For the small portion of the HTM securities portfolio that does not have a zero loss expectation, the ACL is based on each security's amortized cost, excluding interest receivable, and represents the portion of the amortized cost that the Company does not expect to collect over the life of the security. The ACL is determined using average industry credit ratings and related historical loss experience, and is initially recognized upon acquisition of the securities, and subsequently remeasured on a recurring basis. Obligations of U.S. State and Municipal securities were rated investment grade at December 31, 2023 and the associated ACL was immaterial. Effective January 1, 2023, pursuant to ASC 326, the Company evaluates AFS debt securities that experienced a decline in fair value below amortized cost for credit impairment. In performing an assessment of whether any decline in fair value is due to a credit loss, the Company considers the extent to which the fair value is less than the amortized cost, changes in credit ratings, any adverse economic conditions, as well as all relevant information at the individual security level, such as credit deterioration of the issuer, explicit or implicit guarantees by the federal government or the collateral underlying the security. If it is determined that the decline in fair value was due to credit, an ACL is recorded, limited to the amount the fair value is less than the amortized cost basis. The non-credit related decrease in the fair value, such as a decline due to changes in market interest rates, is recorded in other comprehensive income, net of tax. The Company recognizes a credit impairment if the Company has the intent to sell the security, or it is more likely than not that the Bank will be required to sell the security before recovery of its amortized cost. The unrealized losses on AFS securities are primarily due to the changes in market interest rates subsequent to purchase. In addition, the Company does not intend, nor would it be required to sell, these investments until there is a full recovery of the unrealized loss, which may be at maturity. As a result, no ACL was recognized during the year ended December 31, 2024.

Loans

Loans are the Company's primary interest-earning asset class.

Loan Portfolio

Total loans, net of deferred fees and unamortized costs, were $6.0 billion at December 31, 2024, an increase of 7.3% from December 31, 2023. The increase was due primarily to an increase of $459.7 million in CRE loans (including owner occupied), partially offset by a $90.8 million decrease in multi-family loans. For the year ended December 31, 2024, the Company's loan production was $1.3 billion, as compared to $1.4 billion for the year ended December 31, 2023. As of December 31, 2024, total loans consisted primarily of CRE, including multi-family mortgage loans, and C&I. At December 31, 2024, 80.5% of the CRE and C&I loan portfolio was concentrated in the New York metropolitan area, mainly New York City, and Florida. At December 31, 2024, the Company's loan portfolio includes loans to the following industries (dollars in thousands):

	At December 31, 2024	
	Balance	% of Total Loans
CRE [1]		
Skilled Nursing Facilities	$ 1,900,013	31.4 %
Multi-family	376,737	6.2
Office	411,456	6.8
Mixed use	315,989	5.2
Hospitality	327,227	5.4
Retail	340,743	5.6
Land	234,327	3.9
Construction	206,960	3.4
Warehouse / industrial	173,390	2.9
Other	614,216	10.2
Total CRE	$ 4,901,058	81.0 %
C&I		
Finance & Insurance	$ 273,494	4.5 %
Skilled Nursing Facilities	238,081	3.9
Individuals	159,206	2.6
Healthcare	117,041	1.9
Services	69,086	1.1
Wholesale	64,276	1.1
Manufacturing	28,970	0.5
Other	95,992	1.6
Total C&I	$ 1,046,146	17.2 %

(1) CRE, not including one-to four-family loans.

The largest concentration in the loan portfolio is to the healthcare industry, which amounted to $2.3 billion, or 37.3% of total loans, at December 31, 2024, including $2.1 billion in loans to skilled nursing facilities.

The following table sets forth certain information at December 31, 2024 regarding the amount of contractual loan maturities during the periods indicated. The table does not include any estimate of prepayments that may cause actual repayment experience to differ from that shown below (in thousands).

	Commercial Real Estate	Construction	Multi-family	One-to Four-Family	Commercial and Industrial	Consumer Loans	Total
Due within 1 year.	$ 1,224,608	$ 135,536	$ 201,253	$ —	$ 299,571	$ 14	$ 1,860,982
After 1 year through 5 years . . .	2,878,935	71,424	175,484	46,467	691,227	813	3,864,350
After 5 years though 15 years . .	213,818	—	—	41,912	55,348	12,134	323,212
After 15 years	—	—	—	2,501	—	—	2,501
Total	$ 4,317,361	$ 206,960	$ 376,737	$ 90,880	$ 1,046,146	$ 12,961	$ 6,051,045

The following table sets forth the dollar amount of loans at December 31, 2024 that are due after one-year and have either fixed interest rates or floating interest rates (dollars in thousands):

	At December 31, 2024		
	Fixed Rate Loans	Floating Rate Loans	Total
Real Estate			
Commercial	$ 2,739,976	$ 352,777	$ 3,092,753
Construction	18,570	52,854	71,424
Multi-family	166,840	8,644	175,484
One-to four-family	88,198	2,682	90,880
Commercial and industrial	425,673	320,902	746,575
Consumer	5,171	7,776	12,947
Total	$ 3,444,428	$ 745,635	$ 4,190,063

Asset Quality

Non-performing loans decreased to $32.6 million at December 31, 2024 from $51.9 million at December 31, 2023, primarily due to one multi-family loan relationship that returned to accrual status. The table below sets forth key asset quality ratios (dollars in thousands):

	At or for the year ended December 31,		
	2024	2023	2022
Asset Quality Ratios			
Non-performing loans	$ 32,600	$ 51,897	$ 24
Non-performing loans to total loans	0.54 %	0.92 %	— %
Allowance for credit losses to total loans	1.05 %	1.03 %	0.93 %
Non-performing loans to total assets.	0.45 %	0.73 %	— %
Allowance for credit losses to non-performing loans.	194.1 %	111.7 %	N.M. %
Ratio of net charge-offs (recoveries) to average loans outstanding in aggregate.	— %	0.02 %	— %

N.M. — not meaningful

Allowance for Credit Losses – Loans and Loan Commitments

The Company adopted ASC 326 effective January 1, 2023, which requires the measurement of all expected credit losses for financial assets held at the reporting date be based on historical experience, current conditions, and reasonable and supportable forecasts. Upon adoption, the Company recorded a cumulative effect adjustment that increased the allowance for credit losses for loans and loan commitments by $3.0 million, increased deferred tax assets by $777,000 and decreased retained earnings by $2.1 million, net of tax.

The ACL for loans is measured on the loan's amortized cost basis, excluding interest receivable, and is initially recognized upon origination or purchase of the loans and subsequently remeasured on a recurring basis. The ACL is recognized as a contra-asset, and credit loss expense is recorded as a provision for credit losses in the consolidated statements of operations. Loan losses are charged-off against the ACL when management believes the loan is uncollectible. Subsequent recoveries, if any, are credited to the ACL. Loans are normally placed on nonaccrual status if it is probable that the Company will be unable to collect the full payment of principal and interest when due according to the contractual terms of the loan agreement or the loan is past due for a period of 90 days or more, unless the obligation is well-secured and is in the process of collection. The Company does not recognize an ACL on accrued interest receivable, consistent with its policy to reverse interest income when interest is 90 days or more past due.

The ACL for loans was $63.3 million at December 31, 2024, as compared to $58.0 million at December 31, 2023. The ratio of ACL to total loans was 1.05% at December 31, 2024 compared to 1.03% at December 31, 2023. The increase in the ACL was primarily due to loan growth and a provision related to a single C&I loan.

The following table sets forth the ACL allocated by loan category for the periods indicated (dollars in thousands):

	At December 31,					
	2024			**2023**		
	Allowance Amount	**% of Allowance to Total Allowance**	**% of Loans in Category to Total Loans**	**Allowance Amount**	**% of Allowance to Total Allowance**	**% of Loans in Category to Total Loans**
Real Estate						
Commercial..........................	$ 42,070	66.5 %	71.3 %	35,635	61.6 %	68.4 %
Construction	1,962	3.1	3.4	1,765	3.0	2.7
Multi-family	7,290	11.5	6.3	8,215	14.2	8.3
One-to four-family	577	0.9	1.5	663	1.1	1.7
Commercial and industrial	10,991	17.4	17.3	11,207	19.3	18.6
Consumer..........................	383	0.6	0.2	480	0.8	0.3
Total...........................	$ 63,273	100.0 %	100.0 %	$ 57,965	100.0 %	100.0 %

The Company also records an ACL on unfunded loan commitments, which is based on the same assumptions as funded loans and also considers the probability of funding. The ACL is recognized as a liability, and credit loss expense is recorded as a provision for unfunded loan commitments within the provision for credit losses in the consolidated statements of operations. Upon funding of the loan, any related ACL previously recorded on the unfunded amount is reversed and an ACL is subsequently recognized on the outstanding loan. The ACL for loan commitments was $2.0 million at December 31, 2024, as compared to $1.2 million at December 31, 2023.

Goodwill

The Company performed an impairment assessment and determined that no impairment of goodwill existed as of October 1, 2024.

Other Assets and Other Liabilities

Other assets were $183.3 million at December 31, 2024, an increase of $10.7 million from December 31, 2023. The increase was due primarily to increases in lease right of use assets and tax related assets. Other liabilities were $109.9 million at December 31, 2024, an increase of $15.9 million from December 31, 2023. The increase was due primarily to increases in lease liabilities and accounts payable, accrued expenses and other liabilities.

Deposits

Total deposits were $6.0 billion at December 31, 2024, an increase of $245.7 million, or 4.3%, from December 31, 2023. The increase in deposits from December 31, 2023, was due primarily to an increase of $934.7 million spread across most of the Bank's various deposit verticals, partially offset by a $689.0 million decrease in GPG deposits due to the completion of the GPG exit. Non-interest-bearing demand deposits were 22.3% of total deposits at December 31, 2024, compared to 32.0% at December 31, 2023.

The tables below summarize the Company's deposit composition by segment for the periods indicated (dollars in thousands):

	At December 31,			
	2024	Percentage of total balance	2023	Percentage of total balance
Non-interest-bearing demand deposits	$ 1,334,054	22.3 %	$ 1,837,874	32.0 %
Money market	4,514,579	75.5	3,856,975	67.3
Savings accounts	8,943	0.1	7,043	0.1
Time deposits	125,397	2.1	35,400	0.6
Total	$ 5,982,973	100.0 %	$ 5,737,292	100.0 %

	2024 vs. 2023 dollar Change	2024 vs. 2023 percentage Change
Non-interest-bearing demand deposits	$ (503,820)	(27.4)%
Money market	657,604	17.0
Savings accounts	1,900	27.0
Time deposits	89,997	254.2
Total	$ 245,681	4.3 %

The table below summarizes the Company's average balances and average interest rate paid, by segment, for the periods indicated (dollars in thousands):

	Year Ended December 31,			
	2024	Average Rate	2023	Average Rate
Non-interest-bearing demand deposits	$ 1,788,170	— %	$ 1,960,469	— %
Money market	4,288,522	4.56	3,289,641	3.86
Savings accounts	9,644	2.76	9,786	0.96
Time deposits	57,227	4.05	42,926	2.76
Total	$ 6,143,563		$ 5,302,822	

At December 31, 2024, the estimated aggregate amount of FDIC uninsured deposits (deposits in amounts greater than $250,000, which is the maximum amount for federal deposit insurance) was $1.6 billion. In addition, as of

December 31, 2024, the estimated aggregate amount of the Company's uninsured time deposits was $26.2 million. The following are scheduled maturities of time deposits greater than $250,000 as of December 31, 2024 (in thousands):

	At December 31, 2024
Three months or less	$ 13,934
Over three months through six months	4,924
Over six months through one-year	1,766
Over one-year	5,552
Total	$ 26,176

Borrowings

To support the balance sheet, the Company may at times utilize FHLB advances or other funding sources. At December 31, 2024, the Company had $210.0 million of Federal funds purchased and $240.0 million of FHLBNY advances. At December 31, 2023, the Company had $99.0 million of Federal funds purchased and $440.0 million of FHLBNY advances. The Company had cash on deposit with the FRBNY and available secured wholesale funding borrowing capacity of $ 2.9 billion and $3.1 billion, respectively, at December 31, 2024 and 2023, respectively.

The Federal Reserve established the Bank Term Funding Program ("BTFP") on March 12, 2023, as a funding source for eligible depository institutions. Advances can no longer be requested under the program. The BTFP was created to provide short-term liquidity (up to one-year) against the par value of certain high-quality collateral, such as U.S. Treasury securities. At December 31, 2024, the Company had no outstanding FRB term loans under the BTFP.

Trust Preferred Securities Payable

On December 7, 2005, the Company established MetBank Capital Trust I, a Delaware statutory trust ("Trust I"). The Company owns all of the common stock of Trust I in exchange for contributed capital of $310,000. Trust I issued $10.0 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of Trust I's common capital securities, in the Company through the purchase of $10.3 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (the "Debentures") issued by the Company. The Debentures, the sole assets of Trust I, mature on December 9, 2035 and bear interest at a floating rate of three-month SOFR plus 1.85%. The Debentures are callable at any time. At December 31, 2024, the Debentures bore an interest rate of 6.77%.

On July 14, 2006, the Company established MetBank Capital Trust II, a Delaware statutory trust ("Trust II"). The Company owns all of the common stock of Trust II in exchange for contributed capital of $310,000. Trust II issued $10.0 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of Trust II's common capital securities, in the Company through the purchase of $10.3 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (the "Debentures II") issued by the Company. The Debentures II, the sole assets of Trust II, mature on October 7, 2036, and bear interest at a floating rate of three-month SOFR plus 2.00%. The Debentures II are callable at any time. At December 31, 2024, the Debentures II bore an interest rate of 6.92%.

Secured Borrowings

The Company has loan participation agreements with certain counterparties. The Company is generally the servicer for these loans. If the transfer of the participation interest does not qualify for sale treatment under GAAP, the amount of the loan transferred is recorded as a secured borrowing. There were $7.4 million and $7.6 million in secured borrowings as of December 31, 2024 and 2023, respectively.

Discussion of the Results of Operations for the year ended December 31, 2024

Net Income

Net income was $66.7 million for 2024, a decrease of $10.6 million as compared to $77.3 million for 2023. This decrease primarily reflects the pre-tax $10.0 million regulatory reserve recorded in the third quarter of 2024, the $5.0 million reversal of the reserve in 2023, a $10.9 million increase in compensation and benefits related to the increase in the number and mix of employees, as well as severance related expenses, and a $6.1 million increase in technology costs primarily related to the digital transformation initiatives, partially offset by a $36.3 million increase in net interest income.

Net Interest Income and Net Interest Margin

Net interest income is the difference between interest earned on assets and interest incurred on liabilities. The following table presents an analysis of net interest income by each major category of interest-earning assets and interest-bearing liabilities. The table presents the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Yields and costs were derived by dividing income or expense by the average balance of interest-earning assets and interest-bearing liabilities, respectively, for the periods shown. Average balances were derived from daily balances over the periods indicated. Interest income included fees that management considers to be adjustments to yields. Yields on tax-exempt obligations were not computed on a tax-equivalent basis. Non-accrual loans were included in the computation of average balances. The yields set forth below include the effect of deferred loan origination fees and costs, and purchase discounts and premiums that are amortized or accreted to interest income.

(dollars in thousands)	Year Ended								
	December 31, 2024			December 31, 2023			December 31, 2022		
	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate
Assets:									
Interest-earning assets:									
Loans [1]	$ 5,842,570	$ 429,748	7.36 %	$ 5,147,653	$ 345,039	6.70 %	$ 4,361,412	$ 231,851	5.32 %
Available-for-sale securities	576,040	12,917	2.24	527,873	8,865	1.68	538,425	6,921	1.29
Held-to-maturity securities	450,048	8,369	1.86	499,379	9,608	1.92	495,812	8,682	1.75
Equity investments - non-trading	3,377	92	2.73	2,381	52	2.17	2,339	32	1.37
Overnight deposits	269,472	15,013	5.57	176,813	9,319	5.20	1,156,468	12,314	1.05
Other interest-earning assets	29,386	2,240	7.62	33,061	2,522	7.63	16,700	939	5.62
Total interest-earning assets	7,170,893	468,379	6.53	6,387,160	375,405	5.88	6,571,156	260,739	3.97
Non-interest-earning assets	182,936			169,377			90,495		
Allowance for credit losses	(60,384)			(49,923)			(40,020)		
Total assets	$ 7,293,445			$ 6,506,614			$ 6,621,631		
Liabilities and Stockholders' Equity:									
Interest-bearing liabilities:									
Money market and savings accounts	$ 4,298,166	195,695	4.55	$ 3,299,427	127,494	3.86	$ 2,652,502	28,694	1.08
Certificates of deposit	57,227	2,318	4.05	42,926	1,183	2.76	59,645	590	0.99
Total interest-bearing deposits	4,355,393	198,013	4.55	3,342,353	128,677	3.85	2,712,147	29,284	1.08
Borrowed funds	336,364	17,282	5.14	445,061	23,892	5.37	45,878	2,297	5.00
Total interest-bearing liabilities	4,691,757	215,295	4.59	3,787,414	152,569	4.03	2,758,025	31,581	1.15
Non-interest-bearing liabilities:									
Non-interest-bearing deposits	1,788,170			1,960,469			3,223,606		
Other non-interest-bearing liabilities	119,364			137,725			61,213		
Total liabilities	6,599,291			5,885,608			6,042,844		
Stockholders' equity	694,154			621,006			578,787		
Total liabilities and equity	$ 7,293,445			$ 6,506,614			$ 6,621,631		
Net interest income		$ 253,084			$ 222,836			$ 229,158	
Net interest rate spread [2]			1.94 %			1.85 %			2.82 %
Net interest margin [3]			3.53 %			3.49 %			3.49 %
Total cost of deposits [4]			3.22 %			2.43 %			0.49 %
Total cost of funds [5]			3.32 %			2.65 %			0.53 %

(1) Amount includes deferred loan fees and non-performing loans.
(2) Determined by subtracting the average cost of total interest-bearing liabilities from the average yield on total interest earning assets.
(3) Determined by dividing net interest income by total average interest-earning assets.
(4) Determined by dividing interest expense on deposits by total average interest-bearing and non-interest bearing deposits.
(5) Determined by dividing interest expense by the sum of total average interest-bearing liabilities and total average non-interest-bearing deposits.

The following table presents the effects of changing rates and volumes on net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume (in thousands).

	At December 31,					
	2024 over 2023			2023 over 2022		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Interest-earning assets:						
Loans	$ 49,214	$ 35,495	$ 84,709	$ 46,252	$ 66,936	$ 113,188
Available-for-sale securities	867	3,185	4,052	(138)	2,082	1,944
Held-to-maturity securities	(925)	(314)	(1,239)	62	864	926
Equity investments	25	15	40	1	19	20
Overnight deposits	5,009	685	5,694	(17,471)	14,476	(2,995)
Other interest-earning assets	(280)	(2)	(282)	1,160	423	1,583
Total interest-earning assets	$ 53,910	$ 39,064	$ 92,974	$ 29,866	$ 84,800	$ 114,666
Interest-bearing liabilities:						
Money market and savings accounts	$ 42,922	$ 25,279	$ 68,201	$ 8,557	$ 90,243	$ 98,800
Certificates of deposit	471	664	1,135	(205)	798	593
Total deposits	43,393	25,943	69,336	8,352	91,041	99,393
Borrowed funds	(5,623)	(987)	(6,610)	21,416	179	21,595
Total interest-bearing liabilities	37,770	24,956	62,726	29,768	91,220	120,988
Change in net interest income	$ 16,140	$ 14,108	$ 30,248	$ 98	$ (6,420)	$ (6,322)

Net interest margin was 3.53% for 2024, as compared to 3.49% for 2023, the 4 basis point increase was primarily driven by an increase in the average balance of loans and the yield on loans, partially offset by an increase in the average balance of deposits and the cost of funds.

Total cost of funds for 2024 was 332 basis points compared to 265 basis points for 2023, which reflects the relatively high short-term interest rates in the earlier part of the year, the intense competition for deposits, and a shift from non-interest bearing deposits to interest bearing funding primarily related to the GPG exit.

Interest Income

Interest income increased by $93.0 million to $468.4 million for 2024, as compared to $375.4 million for 2023. The increase from the prior year was due primarily to the $694.9 million increase in the average balance of loans, and the 66 basis point increase in the average yield for loans. The increase in average yields on loans reflects the increase in prevailing market interest rates on existing floating rate loans, as well as higher yields on new loan production.

Interest Expense

Interest expense increased by $62.7 million to $215.3 million for 2024, as compared to $152.6 million for 2023. The increase from the prior year was due primarily to the 67 basis point increase in total cost of funds that reflects the relatively high short-term interest rates in the earlier part of the year, the intense competition for deposits, and a shift from non-interest bearing deposits to interest bearing funding primarily related to the GPG exit.

Provision for Credit Losses – Loans and Loan Commitments

The provision for credit losses for loans and loan commitments was $6.3 million for 2024, as compared to $12.3 million for 2023. The decrease from the prior year was due primarily to slower loan growth and less provisions for individual loans in 2024.

Non-Interest Income

Non-interest income decreased by $4.1 million to $23.8 million for 2024, as compared to $27.9 million for 2023. The decrease from the prior year was driven primarily by lower GPG revenue as that business was wound down, partially offset by an increase in service charges on deposit accounts.

Non-Interest Expense

Non-interest expense increased by $42.0 million to $173.6 million for 2024 as compared to $131.5 million for 2023. The increase from the prior year was due primarily to the pre-tax $10.0 million regulatory reserve recorded in the third quarter of 2024, the $5.0 million reversal of the reserve in 2023, a $10.9 million increase in compensation and benefits and a $6.1 million increase in technology costs. The pre-tax $10.0 million regulatory reserve recorded in 2024 was related to a matter involving the Attorney General of the State of Washington that was resolved in the fourth quarter of 2024. The $5.0 million reversal of the regulatory reserve in 2023 was related to the resolution of the FRB and NYSDFS consent orders. For further discussion see Part I, Item 3., "Legal Proceedings." The $10.9 million increase in compensation and benefits related to the increase in the number and mix of employees, as well as severance related expenses. The increase in the number of full-time employees to 291 for 2024, as compared to 275 for 2023 was in line with business growth and our expanding risk management program. The $6.1 million increase in technology costs was due primarily to the digital transformation initiatives.

Income Tax Expense

The effective tax rate for 2024 was 31.3% compared to 27.7% for 2023. The effective tax rate for the prior year reflects a discrete tax item related to the exercise of stock options in the third quarter of 2023 and the reversal of the regulatory settlement reserve in that year.

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, which involve elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. Exposure to credit loss is represented by the contractual amount of the instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

The following is a table of off-balance sheet arrangements broken out by fixed and variable rate commitments for the periods indicated therein (in thousands):

	At December 31,					
	2024		2023		2022	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Unused commitments	$ 108,561	$ 586,821	$ 67,418	$ 527,730	$ 40,685	$ 364,908
Standby and commercial letters of credit . .	31,920	—	59,532	—	53,947	—
	$ 140,481	$ 586,821	$ 126,950	$ 527,730	$ 94,632	$ 364,908

The following is a maturity schedule for the Company's off-balance sheet arrangements at December 31, 2024 (in thousands):

	Total	2025	2026 - 2027	2028 - 2029	Thereafter
Unused commitments	$ 695,382	$ 202,673	$ 470,821	$ 11,363	$ 10,525
Standby and commercial letters of credit . . .	31,920	11,122	20,798	—	—
	$ 727,302	$ 213,795	$ 491,619	$ 11,363	$ 10,525

Liquidity and Capital Resources

Liquidity is the ability to economically meet current and future financial obligations. The Company's primary sources of funds consist of deposit inflows, loan repayments and maturities, securities cash flows and borrowings. While maturities and scheduled amortization of loans and securities and borrowings are predictable sources of funds, deposit flows, mortgage prepayments and securities sales may be greatly influenced by the general level of interest rates and changes thereto, economic conditions and competition.

The Company regularly reviews the need to adjust investments in liquid assets based upon its assessment of: (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of its asset/liability program. Excess liquidity is generally invested in interest earning deposits and short- and intermediate-term securities.

The Company's most liquid assets are cash and cash equivalents. The levels of these assets are dependent on the Company's operating, financing, lending, and investing activities during any given period. At December 31, 2024 and 2023, cash and cash equivalents totaled $200.3 million and $269.5 million, respectively. Securities classified as AFS, which provide additional sources of liquidity, totaled $482.1 million at December 31, 2024 and $461.2 million at December 31, 2023. At December 31, 2024 there were $750.3 million of securities pledged to support wholesale funding, and to a lesser extent certain other types of deposits, of which $65.5 million were encumbered. At December 31, 2023 there were $845.7 million of securities pledged to support wholesale funding, and to a lesser extent certain other types of deposits, of which $60.0 million were encumbered.

At December 31, 2024, the Company had $210.0 million of Federal funds purchased and $240.0 million of FHLBNY advances. At December 31, 2024, the Company had cash on deposit with the FRBNY and available secured wholesale funding borrowing capacity of $2.9 billion.

The Company has no material commitments or demands that are likely to affect its liquidity other than as set forth below. In the event loan demand were to increase faster than expected, or any other unforeseen demand or commitment were to occur, the Company could access its borrowing capacity with the FHLB or obtain additional funds through alternative funding sources, including the brokered deposit market.

Time deposits due within one year as of December 31, 2024 totaled $118.1 million, or 2.0% of total deposits. Total time deposits were $125.4 million, or 2.1% of total deposits, at December 31, 2024.

The Company's primary investing activities are the origination, and to a lesser extent, purchase of loans and securities. The Company originated $1.3 billion and $1.4 billion of loans during the years ended December 31, 2024 and 2023, respectively. During the year ended December 31, 2024, the Company purchased $72.8 million of AFS securities. During the year ended December 31, 2023, the Company purchased $46.8 million and $24.6 million of AFS and HTM securities, respectively.

Financing activities consist primarily of activity in deposit accounts and borrowings. The Company generates deposits from businesses and individuals through client referrals and other relationships and through its retail presence. The Company has established deposit concentration thresholds to avoid the possibility of dependence on any single depositor base for funds. Total deposits were $6.0 billion at December 31, 2024, an increase of $245.7 million, or 4.3%, from December 31, 2023.

The Company has loan participation agreements with counterparties. The Company is generally the servicer for these loans. If the transfer of the participation interest does not qualify for sale treatment under GAAP, the amount of the loan transferred is recorded as a secured borrowing. There were $7.4 million in secured borrowings as of December 31, 2024 and $7.6 million as of December 31, 2023.

Regulation

The Company and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. At December 31, 2024 and December 31, 2023, the Company and the Bank met all applicable regulatory capital requirements to be considered "well capitalized" under regulatory guidelines. The Company and the Bank manage their capital to comply with their internal planning targets and regulatory capital standards administered by federal banking agencies. The Company and the Bank review capital levels on a monthly basis. Below is a table of the Company and Bank's capital ratios for the periods indicated:

	At December 31, 2024	At December 31, 2023	Minimum Ratio to be "Well Capitalized"	Minimum Ratio Required for Capital Adequacy Purposes	Minimum Capital Conservation Buffer[1]
The Company					
Tier 1 leverage ratio	10.8 %	10.6 %	N/A	4.0 %	— %
Common equity tier 1	11.9 %	11.5 %	N/A	4.5 %	2.5 %
Tier 1 risk-based capital ratio	12.3 %	11.8 %	N/A	6.0 %	2.5 %
Total risk-based capital ratio	13.3 %	12.8 %	N/A	8.0 %	2.5 %
The Bank					
Tier 1 leverage ratio	10.6 %	10.3 %	5.00 %	4.0 %	— %
Common equity tier 1	12.0 %	11.5 %	6.50 %	4.5 %	2.5 %
Tier 1 risk-based capital ratio	12.0 %	11.5 %	8.00 %	6.0 %	2.5 %
Total risk-based capital ratio	13.0 %	12.5 %	10.00 %	8.0 %	2.5 %

(1) As of December 31, 2024, the capital conservation buffer for the Company and the Bank was 5.3% and 5.0%, respectively, which exceeded the minimum requirement of 2.5% required to be held by banking institutions.

At both December 31, 2024 and December 31, 2023, total CRE loans were 346.1% and 368.1% of the Bank's risk-based capital, respectively.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

General

The principal objective of the Company's asset and liability management function is to evaluate the interest rate risk within the balance sheet and pursue a controlled assumption of IRR while maximizing net income and preserving adequate levels of liquidity and capital. The Board of Directors bears the ultimate oversight responsibility for the Company's asset and liability management function. The Company's ALCO is responsible for assisting the Board of Directors with this oversight. The ALCO has further assigned responsibility for the day-to-day management of IRR to the CFO, or their designee. The ALCO meets regularly to review, among other things, the sensitivity of earnings and the market value of assets and liabilities to market interest rate changes and local and national market conditions and market interest rates. That group also reviews liquidity, capital, deposit mix, loan mix and investment positions. Based upon the nature of its operations, the Company is not subject to FX or commodity price risk.

Interest Rate Risk

As a financial institution, the Company's primary market risk exposure is IRR. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most assets and liabilities, and the fair value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. IRR is the potential for economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair values. The objective is to measure the effect on net interest income and to adjust, as deemed appropriate, the balance sheet to manage the inherent risk while at the same time maximizing income.

The Company manages its exposure to interest rates primarily by prudently structuring its balance sheet in the ordinary course of business. The Company generally originates fixed and floating rate loans with maturities of less than five years. The IRR on these loans is offset to some degree by the mix and structure of the deposit portfolio. On occasion, the Company enters into derivative contracts as a part of its asset liability management strategy to help manage its IRR position.

Net Interest Income At-Risk

The Company analyzes its net interest income sensitivity to changes in interest rates through a simulation model, which estimates what net interest income would be for a one-year period based on current interest rates, and then calculates what the net interest income would be for the same period under different interest rate assumptions.

The following table shows the estimated impact on net interest income for the one-year period beginning December 31, 2024 resulting from potential changes in interest rates, expressed in basis points. These estimates require certain assumptions to be made, including loan and mortgage-related investment prepayment speeds, reinvestment rates, and deposit maturities and decay rates. These assumptions are inherently uncertain. As a result, no simulation model can precisely predict the impact of changes in interest rates on net interest income.

Although the net interest income table below provides an indication of the Company's interest rate risk exposure at a particular point in time, such estimates are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on net interest income and may differ from actual results. The following table indicates the sensitivity of projected annualized net interest income to the interest rate movements described above (dollars in thousands):

Change in Interest Rates (basis points)	Net Interest Income Year 1 Forecast	Year 1 Change from Level
+400	$ 214,696	(17.02)%
+300	225,492	(12.85)
+200	236,305	(8.67)
+100	247,890	(4.19)
—	258,731	—
-100	270,244	4.45
-200	282,055	9.01
-300	296,024	14.41
-400	313,626	21.22

At December 31, 2024

The table above indicates that at December 31, 2024, in the event of an instantaneous and sustained parallel upward shift of 200 basis points in interest rates, the Company would experience a 8.67% decrease in net interest income. In the event of an instantaneous and sustained parallel downward shift of 200 basis point in interest rates, it would experience a 9.01% increase in net interest income.

Economic Value of Equity Analysis

The Company analyzes the sensitivity of its financial condition to changes in interest rates through an EVE model. This analysis measures the difference between predicted changes in the fair value of assets and predicted changes in the fair value of liabilities assuming various changes in current interest rates. The table below represents an analysis of IRR as measured by the estimated changes in EVE, resulting from instantaneous and sustained parallel shifts in the yield curve (+/- 100, +/- 200, +/- 300 and +/- 400 basis points) at December 31, 2024 (dollars in thousands):

Change in Interest Rates (basis points) [1]	Estimated EVE [2]	Estimated Increase (Decrease) in EVE	
		Dollars	Percent
+400	$ 524,002	$ (183,361)	(25.92)%
+300	569,851	(137,512)	(19.44)
+200	616,284	(91,079)	(12.88)
+100	666,702	(40,661)	(5.75)
—	707,363	—	—
-100	739,238	31,875	4.51
-200	760,405	53,042	7.50
-300	774,656	67,293	9.51
-400	767,882	60,519	8.56

(1) Assumes an immediate uniform change in interest rates at all maturities.
(2) EVE is the fair value of expected cash flows from assets, less the fair value of the expected cash flows arising from liabilities adjusted for the value of off-balance sheet contracts.

The table above indicates that at December 31, 2024, in the event of an immediate upward shift of 200 basis in interest rates, the Company would experience a 12.88% decrease in its EVE. In the event of an immediate downward shift of 200 basis points in interest rates, the Company would experience a 7.50% increase in its EVE.

The preceding simulation analyses do not represent a forecast of actual results and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions, which are subject to change, including: the nature and timing of interest rate levels including the yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows, and others. Also, as market conditions vary, prepayment/refinancing levels, the varying impact of interest rate changes on caps and floors embedded in adjustable-rate loans, early withdrawal of deposits, changes in product preferences, and other internal/external variables will likely deviate from those assumed.

Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data included in this report have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Item 8. Financial Statements and Supplementary Data

For the Company's consolidated financial statements, see index on page 69.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

a) Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended) as of December 31, 2024. Based on that evaluation, the Company's management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective.

b) Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's system of internal control over financial reporting is designed under the supervision of management, including our Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with GAAP.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP and that receipts and expenditures are made only in accordance with the authorization of management and the Board of Directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections on any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate.

As of December 31, 2024, management assessed the effectiveness of the Company's internal control over financial reporting based upon the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based upon its assessment, management believes that the Company's internal control over financial reporting as of December 31, 2024 was effective using these criteria.

The Company's internal control over financial reporting as of December 31, 2024 has been audited by Crowe LLP, the independent registered public accounting firm that has also audited the Company's consolidated financial statements of financial condition as of December 31, 2024 and 2023, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024. Crowe LLP has issued an attestation report with respect to the effectiveness of our internal control over financial reporting as of December 31, 2024. See Part II, Item 8., *"Financial Statements and Supplementary Data."*

c) Changes in Internal Control Over Financial Reporting

There were no changes made in the Company's internal control over financial reporting during the fourth quarter of the year ended December 31, 2024 that had materially affected, or was reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information regarding the Company's directors, executive officers and corporate governance is incorporated by reference to the Company's definitive Proxy Statement for its 2025 Annual Meeting of Shareholders (the "Proxy Statement") which will be filed with the SEC within 120 days of December 31, 2024. Specifically, the Company incorporates herein the information regarding its directors and executive officers included in the Proxy Statement under the headings "Proposal 1 — Election of Directors," "— Executive Officers Who Are Not Directors" and "Stock Ownership—Delinquent Section 16(a) Reports."

Information regarding the Company's corporate governance is incorporated herein by reference to the information in the Proxy Statement under the headings "Proposal 1 — Election of Directors — Committees of the Board and "Other Compensation Considerations—Insider Trading Policy." The Company has adopted a written Code of Ethics that applies to all directors, officers, including its Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and Controller, or persons performing similar functions, and employees. The Code of Ethics is published on the Company's website, www.mcbankny.com. The Company will provide to any person, without charge, upon request, a copy of such Code of Ethics. Such request should be made in writing to: Metropolitan Bank Holding Corp. 99 Park Ave., 12th Floor, New York, New York, 10016, attention: Investor Relations.

Item 11. Executive Compensation

Information regarding executive and director compensation and the Compensation Committee of the Company's Board of Directors is incorporated herein by reference to the information in the Proxy Statement under the headings "Compensation Matters," "Compensation Discussion and Analysis," "Compensation Committee Report," "CEO Pay Ratio" and "Pay Versus Performance."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners and management is included under the heading "Stock Ownership" in the Proxy Statement and are incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The "Proposal 1—Election of Directors—Board Independence" and "—Business Relationships and Related Party Transactions Policy" sections of the Company's Proxy Statement are incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The "Proposal 2—Ratification of Appointment of Independent Registered Public Accounting Firm" section of the Company's Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

Financial Statements

See index to Consolidated Financial Statements on page 69.

Financial Statement Schedules

Financial statement schedules have been omitted because they are not applicable or not required or the required information is shown in the Consolidated Financial Statements or Notes thereto under Part II, Item 8.*, "Financial Statements and Supplementary Data.*"

Exhibits Required by Item 601 of SEC Regulation S-K

3.1   Certificate of Incorporation of Metropolitan Bank Holding Corp, as amended (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 4, 2017 (File No. 333 220805)).

3.2   Certificate of Amendment to the Certificate of Incorporation of Metropolitan Bank Holding Corp. (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-3 filed with the Securities and Exchange Commission on March 12, 2021 (File No. 333-254197)).

3.3   Amended and Restated Bylaws of Metropolitan Bank Holding Corp. (incorporated by reference to Exhibit 3.3 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2024 (File No. 001-38282)).

4.1   Form of Common Stock Certificate of Metropolitan Bank Holding Corp. (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 4, 2017 (File No. 333 220805)).

4.2   Description of Securities of Metropolitan Bank Holding Corp. (incorporated by reference to Exhibit 4.3 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2020 (File No. 001-38282)).

10.1*   Amended and Restated Employment Agreement by and among Metropolitan Bank Holding Corp., Metropolitan Commercial Bank and Mark R. DeFazio (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 4, 2017 (File No. 333-220805)).

10.2*   Metropolitan Commercial Bank Amended and Restated Executive Annual Incentive Plan (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2017 (File No. 001-38282)).

10.3*   Form of Performance Restricted Share Unit Award Agreement – 2009 Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2018 (File No. 001-38282)).

10.4*   Amendment One to Restricted Share Agreements – 2009 Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2018 (File No. 001-38282)).

10.5*   Form of Restricted Share Agreement – 2009 Plan (incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2018 (File No. 001-38282)).

10.6*   Form of Stock Option Agreement – 2009 Plan (incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2018 (File No. 001-38282)).

10.7*   Employment Agreement by and between Metropolitan Commercial Bank and Scott Lublin (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2018 (File No. 001-38282)).

10.8*   Metropolitan Bank Holding Corp. 2019 Equity (Incentive Plan (incorporated by reference to Appendix A to the proxy statement for the Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 17, 2019 (File No. 001-38282)).

10.9*   Change in Control Agreement between Metropolitan Bank Holding Corp., Metropolitan Commercial Bank and Nick Rosenberg (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 3, 2019 (File No. 001-38282)).

10.10*   Form of Restricted Stock Unit Award Agreement – 2019 Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 26. 2019 (File No. 333-233465)).

10.11*   Form of Performance-Based Restricted Stock Award Agreement – 2019 Plan (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 26. 2019 (File No. 333-233465)).

10.12*   Form of Time-Based Restricted Stock Award Agreement – 2019 Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 26. 2019 (File No. 333-233465)).

10.13*   Form of Incentive Stock Option Agreement – 2019 Plan (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 26. 2019 (File No. 333-233465)).

10.14*   Form of Non-Qualified Stock Option Agreement – 2019 Plan (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 26. 2019 (File No. 333-233465)).

10.15*   Metropolitan Bank Holding Corp. Amended and Restated 2022 Equity Incentive Plan (incorporated by reference to Appendix A to the proxy statement for the Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 22, 2024 (File No. 38283)).

10.16*   Form of Director Award Agreement.

10.17*   Form of Executive Award Agreement with Time-Based Vesting (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2022 (File No. 001-38282)).

10.18*   Form of Executive Award Agreement with Performance-Based Vesting (incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2022 (File No. 001-38282)).

10.19*   Change in Control Agreement between Metropolitan Bank Holding Corp., Metropolitan Commercial Bank and Laura Capra (incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2022 (File No. 001-38282)).

19.1   Insider Trading Policy.

21.1   Subsidiaries of Registrant Incorporated by reference to Exhibit 21 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 4, 2017 (File No. 333 220805).

23.1   Consent of Independent Registered Public Accounting Firm.

31.1   Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2   Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1   Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1   Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2024 (File No. 001-38282)).

101	Inline Interactive data files pursuant to Rule 405 of Regulation S-T: (i) the Consolidated Statements of Financial Condition as of December 31, 2024 and 2023 (ii) the Consolidated Statements of Operation for the years ended December 31, 2024, 2023, and 2022, (iii) the Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023, and 2022 (iv) the Consolidated Statements of Stockholders' Equity for the years ended December 31, 2024, 2023 and 2022, (v) the Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023, and 2022, and (vi) the notes to the Consolidated Financial Statements.
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2024, has been formatted in Inline XBRL.

Each management contract and compensatory plan has been marked with an asterisk (*).

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metropolitan Bank Holding Corp.

Date: February 28, 2025

By: /s/ Mark R. DeFazio
_____

Mark R. DeFazio
President and Chief Executive Officer
(Duly Authorized Representative)

Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 28, 2025.

Signatures	Title
/s/ Mark R. DeFazio Mark R. DeFazio	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Daniel F. Dougherty Daniel F. Dougherty	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ G. David Bonnar G. David Bonnar	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)
/s/ William Reinhardt William Reinhardt	Chairman of the Board
/s/ Dale C. Fredston Dale C. Fredston	Director
/s/ David J. Gold David J. Gold	Director
/s/ Harvey M. Gutman Harvey M. Gutman	Director
/s/ Terence J. Mitchell Terence J. Mitchell	Director
/s/ Robert C. Patent Robert C. Patent	Director
/s/ Maria F. Ramirez Maria F. Ramirez	Director
/s/ Anthony J. Fabiano Anthony J. Fabiano	Director
/s/ George J. Wolf, Jr. George J. Wolf, Jr.	Director
/s/ Chaya Pamula Chaya Pamula	Director
/s/ Katrina Robinson Katrina Robinson	Director

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of
Metropolitan Bank Holding Corp. and Subsidiaries
New York, New York

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial condition of Metropolitan Bank Holding Corp. and Subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses – Economic Scenarios used in Commercial Real Estate ("CRE") and Commercial and Industrial ("C&I") Loans Portfolio Segment Models

As described in Note 2 to the consolidated financial statements, the Company accounts for credit losses under ASC 326, Financial Instruments – Credit Losses, which requires the measurement of all expected credit losses for financial assets held at amortized cost at the reporting date. As of December 31, 2024, the balance of the allowance for credit losses on loans ("ACL") was $63.3 million.

To calculate the ACL for loans collectively evaluated, the Company uses lifetime loss rate models. The CRE and C&I lifetime loss rate models calculate the expected losses over the life of the loan based on exposure at default loan attributes and reasonable, supportable economic forecasts.

To account for economic uncertainty, the Company uses multiple forecasted economic scenarios provided by the models in determining the quantitative ACL. The economic scenarios include various projections based on variables such as, Gross Domestic Product ("GDP"), interest rates, property price indices, and employment measures, among others. The economic scenarios are probability-weighted based on available information at the time of the calculation execution. Scenario weightings and model parameters are reviewed for each calculation and are subject to change.

We consider the auditing procedures related to management's forecasted economic scenarios used within the quantitative CRE and C&I lifetime loss rate models to be a critical audit matter due to the extent of audit effort and high degree of specialized knowledge and skills required to evaluate the resultant lifetime loss rates produced from the models.

To address this matter, we tested the operating effectiveness of the Company's controls related to evaluating, adjusting, and concluding on forecasted economic scenarios used for the CRE and C&I lifetime loss rate models, including the following:

- Management's evaluation of the establishment of the methodology in accordance with generally accepted accounting principles;

- Management's evaluation of lifetime loss rate models, including an evaluation of whether management appropriately applied their methodology, an evaluation of the forecasted economic scenarios used within their model, and an evaluation of the reasonableness of the resultant lifetime loss rates;
- Management's evaluation of the reasonableness of judgments over the forecasted economic scenarios selected in the model and approval of the overall allowance for credit losses on loans.

Our substantive procedures related to the forecasted economic scenarios used for the CRE and C&I lifetime loss rate models included the following:

- Evaluating the appropriateness of the established methodology;
- Evaluating the lifetime loss rate models, including a directionality analysis of the forecasted economic scenarios on the loss rate forecasts, and the reasonableness of the resultant lifetime loss rates, assisted by firm specialists;
- Evaluating the reasonableness of forecasted economic scenarios, assisted by firm specialists;
- Evaluating the reasonableness of the overall allowance for credit losses.

/s/ Crowe LLP

We have served as the Company's auditor since 2008.

New York, New York
February 28, 2025

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(in thousands, except share data)

	December 31, 2024	December 31, 2023
Assets		
Cash and due from banks	$ 13,078	$ 31,973
Overnight deposits	187,190	237,492
Total cash and cash equivalents	200,268	269,465
Investment securities available-for-sale, at fair value	482,085	461,207
Investment securities held-to-maturity (estimated fair value of $366.7 million and $404.3 million at December 31, 2024 and December 31, 2023, respectively)	428,557	468,860
Equity investment securities, at fair value	5,109	2,123
Total securities	915,751	932,190
Other investments	30,636	38,966
Loans, net of deferred fees and costs	6,034,076	5,624,797
Allowance for credit losses	(63,273)	(57,965)
Net loans	5,970,803	5,566,832
Receivable from global payments business, net	—	87,648
Other assets	183,291	172,571
Total assets	$ 7,300,749	$ 7,067,672
Liabilities and Stockholders' Equity		
Deposits		
Noninterest-bearing demand deposits	$ 1,334,054	$ 1,837,874
Interest-bearing deposits	4,648,919	3,899,418
Total deposits	5,982,973	5,737,292
Federal funds purchased	210,000	99,000
Federal Home Loan Bank of New York advances	240,000	440,000
Trust preferred securities	20,620	20,620
Secured and other borrowings	7,441	7,585
Prepaid third-party debit cardholder balances	—	10,178
Other liabilities	109,888	93,976
Total liabilities	6,570,922	6,408,651
Common stock, $0.01 par value, 25,000,000 shares authorized, 11,197,625 and 11,062,729 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively	112	111
Additional paid in capital	400,188	395,871
Retained earnings	382,661	315,975
Accumulated other comprehensive income (loss), net of tax	(53,134)	(52,936)
Total stockholders' equity	729,827	659,021
Total liabilities and stockholders' equity	$ 7,300,749	$ 7,067,672

See accompanying notes to consolidated financial statements

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year ended December 31,		
	2024	**2023**	**2022**
Interest and dividend income			
Loans, including fees	$ 429,748	$ 345,039	$ 231,851
Securities	21,378	18,525	15,635
Overnight deposits	15,013	9,319	12,314
Other interest and dividends	2,240	2,522	939
Total interest income	468,379	375,405	260,739
Interest expense			
Deposits	198,013	128,677	29,284
Borrowed funds	15,795	22,424	893
Trust preferred securities	1,487	1,468	799
Subordinated debt	—	—	605
Total interest expense	215,295	152,569	31,581
Net interest income	253,084	222,836	229,158
Provision for credit losses	6,257	12,283	10,116
Net interest income after provision for credit losses	246,827	210,553	219,042
Non-interest income			
Service charges on deposit accounts	8,269	6,071	5,747
Global Payments Group revenue	13,355	19,005	19,341
Other income	2,205	2,827	1,505
Total non-interest income	23,829	27,903	26,593
Non-interest expense			
Compensation and benefits	77,859	66,961	57,290
Bank premises and equipment	9,656	9,344	8,855
Professional fees	21,320	18,064	14,423
Technology costs	11,012	4,940	4,713
Licensing fees	13,084	12,818	10,477
FDIC assessments	11,780	9,077	4,625
Regulatory settlement reserve	9,463	(5,521)	35,000
Other expenses	19,401	15,855	13,354
Total non-interest expense	173,575	131,538	148,737
Net income before income tax expense	97,081	106,918	96,898
Income tax expense	30,395	29,650	37,473
Net income	$ 66,686	$ 77,268	$ 59,425
Earnings per common share			
Basic earnings	$ 5.97	$ 6.95	$ 5.42
Diluted earnings	$ 5.93	$ 6.91	$ 5.29

See accompanying notes to consolidated financial statements

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year ended December 31,		
	2024	**2023**	**2022**
Net income	$ 66,686	$ 77,268	$ 59,425
Other comprehensive income (loss), net of tax			
Securities available-for-sale:			
Unrealized gain (loss) arising during the period, net	1,354	7,149	(53,581)
Cash flow hedges:			
Unrealized gain (loss) arising during the period, net	1,922	(2,417)	8,137
Reclassification adjustment for gains included in net income, net	(3,474)	(3,370)	(1,350)
Total	(1,552)	(5,787)	6,787
Total other comprehensive income (loss), net	(198)	1,362	(46,794)
Comprehensive income (loss), net	$ 66,488	$ 78,630	$ 12,631

See accompanying notes to consolidated financial statements

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	AOCI (Loss), Net	Total
	Shares	Amount				
Year Ended						
Balance at January 1, 2024	11,062,729	$ 111	$ 395,871	$ 315,975	$ (52,936)	$ 659,021
Issuance of common stock under stock compensation plans	223,483	1	—	—	—	1
Employee and non-employee stock-based compensation	—	—	8,899	—	—	8,899
Redemption of common stock for exercise of stock options and tax withholdings for restricted stock vesting	(88,587)	—	(4,582)	—	—	(4,582)
Net income	—	—	—	66,686	—	66,686
Other comprehensive income (loss)	—	—	—	—	(198)	(198)
Balance at December 31, 2024	11,197,625	$ 112	$ 400,188	$ 382,661	$ (53,134)	$ 729,827
Balance at January 1, 2023	10,949,965	$ 109	$ 389,276	$ 240,810	$ (54,298)	$ 575,897
Cumulative effect of changes in accounting principle	—	—	—	(2,103)	—	(2,103)
Issuance of common stock under stock compensation plans	285,190	4	—	—	—	4
Employee and non-employee stock-based compensation	—	—	9,765	—	—	9,765
Redemption of common stock for exercise of stock options and tax withholdings for restricted stock vesting	(172,426)	(2)	(3,170)	—	—	(3,172)
Net income	—	—	—	77,268	—	77,268
Other comprehensive income (loss)	—	—	—	—	1,362	1,362
Balance at December 31, 2023	11,062,729	$ 111	$ 395,871	$ 315,975	$ (52,936)	$ 659,021
Balance at January 1, 2022	10,920,569	$ 109	$ 382,999	$ 181,385	$ (7,504)	$ 556,989
Issuance of common stock under stock compensation plans	48,479	—	—	—	—	—
Employee and non-employee stock-based compensation	—	—	7,836	—	—	7,836
Redemption of common stock for exercise of stock options and tax withholdings for restricted stock vesting	(19,083)	—	(1,559)	—	—	(1,559)
Net income	—	—	—	59,425	—	59,425
Other comprehensive income (loss)	—	—	—	—	(46,794)	(46,794)
Balance at December 31, 2022	10,949,965	$ 109	$ 389,276	$ 240,810	$ (54,298)	$ 575,897

See accompanying notes to consolidated financial statements

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities			
Net income	$ 66,686	$ 77,268	$ 59,425
Adjustments to reconcile net income to net cash:			
Net depreciation, amortization, and accretion	(11,412)	7,142	9,712
Provision for credit losses	6,257	12,283	10,116
Stock-based compensation	8,899	9,765	7,836
Other, net	(2,986)	(75)	225
Net change in deferred loan fees and costs			
Deferred income tax (benefit) expense	(2,798)	(2,800)	(4,000)
Dividends earned on CRA fund			
Unrealized (gain) loss on equity securities			
Net change in:			
Receivable from global payments, net	87,648	(2,043)	(45,741)
Third-party debit cardholder balances	(10,178)	(401)	1,732
Other assets	(4,089)	(30,019)	3,407
Other liabilities	10,432	(28,694)	43,179
Net cash provided by (used in) operating activities	148,459	42,426	85,891
Cash flows from investing activities			
Loan originations, purchases and payments, net	(395,390)	(789,736)	(1,113,963)
Redemptions of FRB and FHLB Stock	48,348	152,400	20,030
Purchases of FRB and FHLB Stock	(40,018)	(169,256)	(30,142)
Purchase of securities available-for-sale	(72,810)	(46,809)	(33,776)
Purchase of securities held-for-investment	—	(24,595)	(173,625)
Proceeds from paydowns and maturities of securities available-for-sale	53,166	42,342	76,728
Proceeds from paydowns and maturities of securities held-to-maturity	39,724	65,954	44,643
Purchase of premises and equipment, net	(2,631)	(5,749)	(19,245)
Net cash provided by (used in) investing activities	(369,611)	(775,449)	(1,229,350)
Cash flows from financing activities			
Proceeds from (repayments of) federal funds purchased, net	111,000	(51,000)	150,000
Proceeds from (repayments of) FHLB advances, net	(200,000)	340,000	100,000
Proceeds from exercise of stock options	—	—	194
Redemption of common stock for tax withholdings for restricted stock vesting	(4,582)	(3,170)	(1,559)
Redemption of subordinated debt	—	—	(24,712)
Proceeds from (repayments of) secured and other borrowings, net	(144)	(140)	(24,736)
Net increase (decrease) in deposits	245,681	459,380	(1,157,660)
Net cash provided by (used in) financing activities	151,955	745,070	(958,473)
Increase (decrease) in cash and cash equivalents	(69,197)	12,047	(2,101,932)
Cash and cash equivalents at the beginning of the period	269,465	257,418	2,359,350
Cash and cash equivalents at the end of the period	$ 200,268	$ 269,465	$ 257,418
Supplemental information			
Cash paid for:			
Interest	$ 215,380	$ 151,403	$ 31,599
Income Taxes	$ 34,795	$ 36,171	$ 35,304

See accompanying notes to consolidated financial statements

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION

Metropolitan Bank Holding Corp., a New York corporation (the "Company"), is a bank holding company headquartered in New York, New York and registered under the BHC Act. Through its wholly owned bank subsidiary, Metropolitan Commercial Bank (the "Bank"), a New York state chartered commercial bank, the Company provides a broad range of business, commercial and retail banking products and services to small businesses, middle-market enterprises, public entities and affluent individuals primarily in the New York Metropolitan area. See the "GLOSSARY OF COMMON TERMS AND ACRONYMS" for the definition of certain terms and acronyms used throughout this Form 10-K.

The Company's primary lending products are CRE loans (including multi-family loans) and C&I loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flows from operations of businesses.

The Company's primary deposit products are checking, savings, and term deposit accounts, all of which are insured by the FDIC up to the maximum amounts allowed by law. In addition to traditional commercial banking products, the Company offers: corporate cash management and retail banking services; customized financial solutions for government entities, municipalities, public institutions and charter schools; specialized services to facilitate secure and efficient real estate transactions and tax-deferred exchanges for title and escrow and Section 1031 exchanges; and EB-5 Program accounts for qualified foreign investors.

The Company and the Bank are subject to the regulations of certain state and federal agencies and, accordingly, are periodically examined by those regulatory authorities. The Company's business is affected by state and federal legislation and regulations.

NOTE 2 — BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform with GAAP and predominant practices within the U.S. banking industry. The Consolidated Financial Statements (the "financial statements") include the accounts of the Company and the Bank. All intercompany balances and transactions have been eliminated. The financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the periods presented. A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Use of Estimates

In preparing the financial statements in conformity with GAAP, management has made estimates and assumptions based on available information. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimated. Information available that could affect these judgements include, but are not limited to, changes in interest rates, changes in the performance of the economy, and changes in the financial condition of borrowers.

Cash Flows

Cash and cash equivalents are defined as cash on hand and amounts due from banks and money market funds. Net cash flows are reported for customer loan and deposit transactions, and other investments.

Securities

Debt securities are classified as HTM and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as AFS when they might be sold before maturity. Securities classified as AFS are carried at fair value, with unrealized gains and losses reported in other comprehensive income, net of tax. Equity securities with readily determinable fair values are carried at fair value, with changes in fair value reported in net income.

Interest income includes amortization of purchase premiums or discounts. Premiums and discounts on securities are amortized using the level yield method without anticipating prepayments, except for MBS where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method. Gains and losses on sales of securities are recognized in the consolidated statements of operations upon sale.

Effective January 1, 2023, the Company estimates and recognizes an ACL for HTM debt securities pursuant to ASU No. 2016-13, Financial Instruments – Credit Losses (ASC 326) ("ASC 326"). The Company has a zero loss expectation for nearly all of its HTM securities portfolio, and therefore has no ACL related to these securities. For the small portion of HTM securities portfolio that does not have a zero loss expectation, the ACL is based on the amortized cost of the securities, excluding interest receivable, and represents the portion of the amortized cost that the Company does not expect to collect over the life of the securities. The ACL is determined using average industry credit ratings and historical loss experience, and is initially recognized upon acquisition of the securities, and subsequently remeasured on a recurring basis.

The Company evaluates AFS debt securities that experienced a decline in fair value below amortized cost for credit impairment. In performing an assessment of whether any decline in fair value is due to a credit loss, the Company considers the extent to which the fair value is less than the amortized cost, changes in credit ratings, any adverse economic conditions, as well as all relevant information at the individual security level, such as credit deterioration of the issuer, explicit or implicit guarantees by the federal government or the collateral underlying the security. If it is determined that the decline in fair value was due to credit, an ACL is recorded, limited to the amount the fair value is less than the amortized cost basis. The non-credit related decrease in the fair value, such as a decline due to changes in market interest rates, is recorded in other comprehensive income, net of tax. If the Company intends to sell the AFS security, or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost, the Company will write down the security's amortized cost basis to its fair value, write off any existing ACL, and recognize any incremental impairment in net income.

Prior to the adoption of ASC 326

Management evaluated AFS and HTM debt securities for OTTI on at least a quarterly basis, and more frequently when economic or market conditions warranted such an evaluation. For securities in an unrealized loss position, management considered the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assessed whether it intended to sell, or it was more likely than not that it would be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell were met, the entire difference between amortized cost and fair value was recognized as an impairment through earnings. For securities that did not meet the aforementioned criteria, the amount of impairment would be split into two components as follows: (1) OTTI related to credit loss, which must be recognized in the statement of operations and (2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

Receivable from Global Payments Business, Net

Receivables from the global payments business were short-term in nature and predominantly related to prepaid debit card programs.

Revenue Recognition

Any revenues from contracts with customers, which are not exempt from the accounting requirements under ASC 606, Revenue from Contracts with Customers, are accounted for using the five-step method prescribed by the ASC. These revenue items are debit card income, service charges on deposit accounts and other service charges. In accordance with the ASC, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration which the Company expects to be entitled to receive in exchange for these services. The Company applies the following five steps to properly recognize revenue: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The majority of the Company's revenue is derived from interest income on loans, which is not subject to the ASC.

Licensing Fees

Licensing fees on certain deposit accounts held by bankruptcy trustees are expensed as incurred. These accounts require the use of a software interface provided by a third party. Bankruptcy accounts subject to the licensing fees amounted to $305.4 million and $312.2 million at December 31, 2024 and 2023, respectively.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. Transfers of financial assets that do not meet the criteria to be accounted for as sales are recorded as secured borrowings.

Loans and Allowance for Credit Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances, adjusted for any charge-offs, and any deferred fees or costs on originated loans. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on loans is accrued and credited to operations based upon the principal amounts outstanding. Loans are normally placed on non-accrual if it is probable that the Company will be unable to collect the full payment of principal and interest when due according to the contractual terms of the loan agreement, or the loan is past due for a period of 90 days or more, unless the obligation is well-secured and is in the process of collection. Any unpaid interest previously accrued on those loans is reversed from income. Interest payments received on such loans are applied as a reduction of the loan principal balance when the collectability of principal, wholly or partially, is in doubt. Interest payments received may be recognized as interest income when the principal balance of the non-accrual loan is deemed to be collectible. Interest income is recognized when all the principal and interest amounts contractually due are brought current and the loans are returned to accrual status.

The following loan portfolio segments have been identified: CRE, Construction, Multi-Family, One-to Four-Family, C&I, and Consumer.

The risk characteristics of each of the identified portfolio segments are as follows:

Commercial Real Estate — CRE loans are secured by nonresidential real estate and generally have larger balances and involve a greater degree of risk than residential real estate loans. Repayment of CRE loans depends on the cash flow of the borrower and the net operating income of the property, the borrower's profitability, and the value of the underlying property. Of primary concern in CRE lending is the borrower's creditworthiness and the cash flows from the property. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject, to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. CRE is also subject to adverse market conditions that cause a decrease in market value or lease rates, obsolescence in location or function and market conditions associated with oversupply of units in a specific region.

Construction — Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, additional funds may be required to be advanced in excess of the amount originally committed to permit completion of the building.

If the estimate of value proves to be inaccurate, the value of the building may be insufficient to assure full repayment if liquidation is required. If foreclosure is required on a building before or at completion due to a default, there can be no assurance that all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs will be recovered.

Multi-family — Multi-family real estate loans are secured by real estate of five or more units and generally have larger balances and involve a greater degree of risk than residential real estate loans. Repayment of multi-family real estate loans depends on the cash flow analysis of the property, occupancy rates, and unemployment rates, combined with the net operating income of the property, the borrower's profitability, and the value of the underlying property. Payments on these loans depend on successful operation and management of the properties, and repayment of such loans may be subject to adverse conditions in the real estate market and/or the economy.

One-to Four-Family — One-to four-family loans for primary residences are generally made on the basis of the borrower's ability to make repayment from his or her employment income or other income, and which are secured by real property whose value tends to be more easily ascertainable. Repayment of one-to four-family loans is subject to adverse employment conditions in the local economy leading to increased default rates and decreased market values, including from oversupply in a geographic area. In general, these loans depend on the borrower's continuing financial stability and, therefore, are likely to be adversely affected by various factors, including job loss, divorce, illness, or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Commercial & Industrial — C&I loans are generally of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flows of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Furthermore, any collateral securing such loans may depreciate over time, may be difficult to appraise, and may fluctuate in value.

Consumer — Consumer loans are primarily comprised of purchased student loans. As a result, repayment of such loans are subject, to a greater extent than loans secured by collateral, to the financial condition of the borrower.

In June 2016, the FASB issued ASC 326, which requires the measurement of all expected credit losses for financial assets held at amortized cost to be based on historical experience, current condition, and reasonable and supportable forecasts. The Company adopted this guidance effective January 1, 2023. See *"*NOTE 3 — SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS*,"* for a discussion on the adoption of this ASC.

The ACL for loans is measured on the loan's amortized cost basis, excluding interest receivable, and is initially recognized upon origination or purchase of the loans and subsequently remeasured on a recurring basis. The ACL is recognized as a contra-asset, and credit loss expense is recorded as a provision for credit losses in the consolidated statements of operations. Loan losses are charged-off against the ACL when management believes the loan is uncollectible. Subsequent recoveries, if any, are credited to the ACL. The Company does not recognize an ACL on accrued interest receivable, consistent with its policy to reverse interest income when interest is 90 days or more past due.

The Company also records an ACL on unfunded loan commitments, which is based on the same assumptions as funded loans and also considers the probability of funding. The ACL is recognized as a liability, and credit loss expense is recorded as a provision for unfunded loan commitments within the provision for credit losses in the consolidated statements of operations. Upon funding of the loan, any related ACL previously recorded on the unfunded amount is reversed and an ACL is subsequently recognized on the outstanding loan.

To calculate the ACL for loans and loan commitments collectively evaluated, the Company uses models developed by a third party. The lifetime loss rate models calculate the expected losses over the life of the loan based on exposure at default loan attributes and reasonable, supportable economic forecasts. The exposure at default considers the current unpaid balance, prepayment assumptions, and expected utilization assumptions.

Key assumptions used in the models include portfolio segmentation, prepayments, risk rating, a peer scalar, and the expected utilization of unfunded commitments among others. The portfolios are segmented by loan level attributes such as loan type, loan size, date of origination, and delinquency status to create homogenous loan pools. Pool level metrics are calculated, and loss rates are subsequently applied to the pools as the loans have similar characteristics. Prepayment assumptions, if applicable, are embedded within the models and are based on the same data used for model development and incorporate adjustments for reasonable and supportable forecasts. The models employ mean reversion techniques to predict credit losses for loans that are expected to mature beyond the forecast period.

To account for economic uncertainty, the Company uses multiple economic scenarios provided by the model vendor in determining the ACL. The forecasts include various projections based on variables such as, Gross Domestic Product, interest rates, property price indices, and employment measures, among others. The forecasts are probability-weighted based on available information at the time the calculation is conducted. Scenario weightings and model parameters are reviewed for each calculation and are subject to change.

The CRE and C&I lifetime loss rate models were developed using the historical loss experience of all banks in the model's developmental dataset. Banks in the model's developmental dataset may have different loss experiences due to geography and portfolio as well as operational and underwriting procedures that vary from those of the Company, and therefore, the Company calibrates expected losses using a peer scalar function provided by the models. The peer scalar was calculated by examining the loss rates of peer banks that have similar asset bases and that operate in similar markets as the Company and comparing these peer group loss rates to the model results.

The Company also considers qualitative adjustments to expected credit loss estimates for information not already captured in the quantitative loss estimation models. Qualitative factor adjustments may increase or decrease management's estimate of expected credit losses. Qualitative loss factors are based on the Company's judgment of market, industry or business specific data, changes in loan composition, performance trends, regulatory changes, uncertainty of macroeconomic forecasts, and other asset specific risk characteristics.

When loans do not share risk characteristics with other financial assets they are evaluated individually. Management applies its normal loan review procedures in making these judgments. Individually evaluated loans consist of nonaccrual loans and loans that have been modified due to financial difficulty. In determining the ACL, the Company generally applies a discounted cash flow method for instruments that are individually assessed. For collateral dependent financial assets where the borrower is experiencing financial difficulty, the ACL is measured based on the difference between the fair value of the collateral (less selling costs if applicable) and the amortized cost basis of the asset as of the measurement date. Fair value is generally calculated based on the value of the underlying collateral less an appraisal discount.

Prior to the adoption of ASC 326

Prior to the adoption of ASC 326, the ACL was maintained at an amount management deemed adequate to cover probable incurred credit losses (the "incurred loss method"). The allowance for non-impaired loans was based on historical loss experience adjusted for current factors. The historical loss experience was determined by portfolio segment and was based on the actual loss history experienced by the Company over a rolling two-year period. This actual loss experience was supplemented with other qualitative and economic factors based on the risks present for each portfolio segment. These qualitative and economic factors included economic and business conditions, the nature and volume of the portfolio, and lending terms and volume and severity of past due loans.

A loan was considered to be impaired when it was probable that the Company would be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. Management applied its normal loan review procedures in making these judgments. Impaired loans include individually classified non-accrual loans and TDRs. Impairment was determined based on the present value of expected future cash flows discounted at the loan's effective interest rate. For loans that were collateral dependent, the fair value of the collateral was used to determine the fair value of the loan. The fair value of the collateral was determined based on recent appraised values. The fair value of the collateral or present value of expected cash flows was compared to the carrying value to determine if any write-down or specific loan loss allowance allocation was required.

Loan Modifications

In March 2022, the FASB issued ASU 2022-02, Financial Instruments – Credit Losses: Troubled Debt Restructurings and Vintage Disclosures (ASC 326). ASU 2022-02 eliminated the accounting guidance for TDRs by creditors while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. The Company adopted ASU 2022-02 effective January 1, 2023 and the impact was immaterial. See *"NOTE 3 — SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS,"* for a discussion on the adoption of this ASC.

Prior to the adoption of ASU 2022-02, when a loan was modified and concessions were made to the original contractual terms, such as reductions in interest rate or deferral of interest or principal payments, due to the borrower's financial condition, the modification was known as a TDR. TDRs were separately identified for impairment disclosures and were measured at the present value of estimated future cash flows using the loan's effective rate at inception.

Goodwill

Goodwill and certain other intangibles generally arise from business combinations accounted for under the purchase method of accounting. Goodwill and other intangibles deemed to have indefinite lives generated from business combinations are not subject to amortization and are instead tested for impairment not less than annually or more frequently if events and circumstances exist that indicate that a goodwill impairment test should be performed. The Company changed its annual goodwill impairment testing date from December 31 to October 1 to better align with the timing of our annual planning process. Accordingly, management determined that the change in accounting principle is preferable under the circumstance. This change has been applied starting with the October 1, 2022 impairment test. This change was not material to our consolidated financial statements as it did not delay, accelerate, or avoid any potential goodwill impairment charges.

The goodwill of $9.7 million was associated with a purchase of a prepaid third-party debit card business. Based on the Company's annual impairment assessments no impairment of goodwill existed as of October 1, 2024, 2023 and 2022.

Stock-Based Compensation

Compensation cost is recognized for stock options, restricted stock awards and restricted stock units, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of options. The market price of the Company's common stock at the date of grant is used for restricted stock awards and restricted stock units. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with time-based vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

The Company also awards PRSUs to certain employees. The PRSUs are classified as either equity or a liability, depending on certain criteria provided in ASC 718, Stock Based Compensation. This classification affects whether the measurement of fair value is fixed (i.e., measured only once) on the grant date or whether fair value will be remeasured each reporting period until settled. On the grant date, the estimate of equity-classified awards' fair value would be fixed, the cumulative amount of previously recognized compensation cost would be adjusted, and the Company would no longer have to remeasure the award. If the award is liability-classified, the awards would continue to be marked to fair value each reporting period until settlement. The Company recognizes compensation cost for awards with performance conditions if and when it concludes that it is probable that the performance conditions will be achieved. The Company assesses the probability of vesting (i.e., that the performance conditions will be met) at each reporting period and, if required, adjusts compensation cost based on its probability assessment.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of temporary cash investments including due from banks, interest-bearing deposits with banks and real estate loans receivable. A significant portion of real estate loans are collateralized by property in the New York metropolitan area. The ultimate collectability of these loans may be susceptible to changes in the real estate market in this area.

Leases

As of December 31, 2022, the Company follows ASC 842, Leases. The Company's real estate leases are recognized as operating leases. The related ROU lease assets and liabilities are recognized to reflect our right to use the underlying assets and contractual obligations associated with future rent payments. ROU assets are included in other assets and lease liabilities are included in other liabilities on the consolidated statements of financial condition. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. On a periodic basis, ROU assets are assessed for impairment and an impairment loss would be recognized if the carrying amount of the ROU asset is not recoverable. See *"NOTE 3 — SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS,"* for a discussion on the adoption of this ASC.

Prior to 2022, operating leases were not recognized on the Company's consolidated statements of financial condition. Operating lease expense for lease payments were recognized on a straight-line basis over the lease term in the Company's consolidated statements of operations.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed over the estimated useful lives of the assets by the straight-line method with useful lives ranging from three to thirty years. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the estimated lives of the improvements.

Other Investments

Other investments include FRB and FHLB stock and CRA related investments. The Company is a member of the FRB and the FHLB systems. FHLB members are required to own membership stock and purchase activity-based stock that is based on the level of outstanding borrowings. FRB and FHLB stock are carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income. At December 31, 2024, the Company held FRB and FHLB stock of $11.4 million and $17.2 million, respectively. At December 31, 2023, the Company held FRB and FHLB stock of $11.4 million and $25.6 million, respectively. At December 31, 2024 and 2023 the Company held a $1.5 million investment in The Disability Opportunity Fund, respectively, which is an equity equivalent investment in a community development financial institution. At December 31, 2024 and 2023, the Company also held $498 million of time deposits in community development financial institutions, respectively.

Derivatives

On occasion, the Company enters into derivative contracts as a part of its asset liability management strategy to help manage its interest rate risk position. The derivatives are designated as cash flow hedges. A cash flow hedge is a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability. For a cash flow hedge, the gain or loss on the derivative is reported in accumulated other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. Changes in the fair value of the derivative that are not highly effective in hedging the changes in expected cash flows of the hedged item are recognized immediately in current earnings. The amounts are reclassified to earnings in the same income statement line item that is used to present the earnings effect of the hedged item when the hedged item affects earnings.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk management objective and the strategy for undertaking hedged transactions at the inception of the hedging relationship. The documentation includes linking the cash flow hedges to specific assets and liabilities on the balance sheet or to specific forecasted transactions or group of forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in cash flows of the hedged items. The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, or treatment of the derivative as a hedge is no longer appropriate or intended.

When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were in accumulated other comprehensive income are amortized into earnings over the same periods in which the hedged transactions will affect earnings. If the forecasted transaction is deemed probable to not occur, the derivative gain or loss reported in accumulated other comprehensive income is reclassified into current earnings.

The Company also periodically enters into certain commercial loan interest rate swap agreements to provide commercial loan customers the ability to convert loans from variable to fixed interest rates. These derivative instruments are marked to market in earnings with changes in fair value reported as non-interest income.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses and reclassification to earnings related to AFS securities and cash flow hedges.

Restrictions on Cash

At December 31, 2024 and 2023, Overnight deposits included $186.3 million and $236.4 million, respectively, of cash on hand or on deposit with the FRB to meet regulatory reserve and clearing requirements. Also included in cash was $12.6 million and $11.5 million of cash held in escrow and collateral accounts for third-party debit card program managers at December 31, 2024 and 2023, respectively. Additionally, there was $762,000 and $726,000 of cash pledged for a related collateral account at December 31, 2024 and 2023, respectively.

Earnings per Common Share

Basic earnings per common share is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding during the applicable period, including outstanding participating securities. Diluted earnings per common share is computed using the weighted average number of shares determined for the basic computation plus the dilutive effect of potential common shares issuable under certain stock compensation plans. Unvested share-based awards and preferred shares that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are included in the computation of earnings per share pursuant to the two-class method.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. A valuation allowance is recorded, as necessary, to reduce deferred tax assets to an estimated amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of liquid markets for certain items. Changes in assumptions or in market conditions could significantly affect the estimates.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Reclassifications

Some items in the prior year financial statements may have been reclassified to conform to the current presentation. Reclassification had no effect on prior year net income or stockholders' equity.

Operating Segment

The Company adopted ASU 2023-07 "Segment Reporting (Topic 280) – Improvement to Reportable Segment Disclosures" on January 1, 2024. The Company has determined that all of its banking divisions meet the aggregation criteria of ASC 280 as its current operating model is structured whereby banking divisions serve a similar base of primarily commercial clients utilizing a company-wide offering of similar products and services managed through similar processes and platforms that are collectively reviewed by the Company's Chief Executive Officer, who has been identified as the chief operating decision maker ("CODM").

The CODM regularly assesses performance of the aggregated single operating and reporting segment and decides how to allocate resources based on net income calculated on the same basis as is net income reported in the Company's consolidated statements of operations. The CODM is also regularly provided with expense information at a level consistent with that disclosed in the Company's consolidated statements of operations.

NOTE 3 — SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASC 326, which requires the measurement of all expected credit losses for financial assets held at amortized cost to be based on historical experience, current condition, and reasonable and supportable forecasts. ASC 326 requires that financial institutions and other organizations will use forward-looking information to better inform their credit loss estimates. This guidance also amends the accounting for credit losses on AFS debt securities and purchased financial assets with credit deterioration. The Company adopted this guidance effective January 1, 2023 using a modified retrospective approach. The Company recorded a cumulative effect adjustment that increased the allowance for credit losses for loans and loan commitments by $3.0 million, increased deferred tax assets by $777,000 and decreased retained earnings by $2.1 million, net of tax.

In March 2022, the FASB issued ASU 2022-02, Financial Instruments – Credit Losses (ASC 326): Troubled Debt Restructurings and Vintage Disclosures. ASU 2022-02 eliminates the accounting guidance for TDRs by creditors while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. The Company adopted this guidance effective January 1, 2023, which did not have a material impact on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (ASC 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met.

In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (ASC 848): Deferral of Sunset Date of Topic 848. ASU 2022-06 defers the sunset date of ASC 848 from December 31, 2022, to December 31, 2024 because the current relief in ASC 848 did not cover the June 30, 2023 cessation date for the overnight 1-, 3-, 6-, and 12-month tenors of USD LIBOR. The Company's LIBOR-based instruments included loans and trust preferred security liabilities. The required transition has been implemented successfully and LIBOR is no longer offered to clients as a floating rate loan index. The trust preferred securities have transitioned to SOFR.

The Company adopted ASU 2023-07 "Segment Reporting (Topic 280) – Improvement to Reportable Segment Disclosures" on January 1, 2024. The Company has determined that all of its banking divisions meet the aggregation criteria of ASC 280 as its current operating model is structured whereby banking divisions serve a similar base of primarily commercial clients utilizing a company-wide offering of similar products and services managed through similar processes and platforms that are collectively reviewed by the Company's Chief Executive Officer, who has been identified as the CODM.

NOTE 4 — INVESTMENT SECURITIES

The following tables summarizes the amortized cost and fair value of AFS and HTM debt securities and equity investments and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) and gross unrecognized gains and losses recognized in earnings (in thousands):

At December 31, 2024	Amortized Cost	Gross Unrealized/ Unrecognized Gains	Gross Unrealized/ Unrecognized Losses	Fair Value
Available-for-Sale Securities:				
U.S. Government agency securities	$ 67,999	$ —	$ (4,247)	$ 63,752
U.S. State and Municipal securities	11,341	—	(1,841)	9,500
Residential MBS	430,968	854	(68,754)	363,068
Commercial MBS	46,094	—	(2,966)	43,128
Asset-backed securities	2,677	—	(40)	2,637
Total securities available-for-sale	$ 559,079	$ 854	$ (77,848)	$ 482,085
Held-to-Maturity Securities:				
U.S. Treasury securities	$ 29,938	$ —	$ (410)	$ 29,528
U.S. State and Municipal securities	15,319	—	(1,686)	13,633
Residential MBS	375,232	—	(58,866)	316,366
Commercial MBS	8,068	—	(876)	7,192
Total securities held-to-maturity	$ 428,557	$ —	$ (61,838)	$ 366,719
Equity Investments:				
CRA Mutual Fund	$ 5,503	$ —	$ (394)	$ 5,109
Total equity investment securities	$ 5,503	$ —	$ (394)	$ 5,109

At December 31, 2023	Amortized Cost	Gross Unrealized/ Unrecognized Gains	Gross Unrealized/ Unrecognized Losses	Fair Value
Available-for-Sale Securities:				
U.S. Government agency securities	$ 67,997	$ —	$ (6,222)	$ 61,775
U.S. State and Municipal securities	11,496	—	(1,797)	9,699
Residential MBS	419,331	1,198	(68,609)	351,920
Commercial MBS	36,879	71	(2,366)	34,584
Asset-backed securities	3,287	—	(58)	3,229
Total securities available-for-sale	$ 538,990	$ 1,269	$ (79,052)	$ 461,207
Held-to-Maturity Securities:				
U.S. Treasury securities	$ 29,895	$ —	$ (1,412)	$ 28,483
U.S. State and Municipal securities	15,569	—	(1,574)	13,995
Residential MBS	415,306	—	(60,556)	354,750
Commercial MBS	8,090	—	(1,066)	7,024
Total securities held-to-maturity	$ 468,860	$ —	$ (64,608)	$ 404,252
Equity Investments:				
CRA Mutual Fund	$ 2,410	$ —	$ (287)	$ 2,123
Total equity investment securities	$ 2,410	$ —	$ (287)	$ 2,123

There were no sales and calls of securities for the years ended December 31, 2024, 2023 and 2022.

The tables below summarize, by contractual maturity, the amortized cost and fair value of debt securities. The tables do not include the effect of principal repayments or scheduled principal amortization. Equity securities, primarily investment in mutual funds, have been excluded from the table. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

At December 31, 2024	Held-to-Maturity Amortized Cost	Held-to-Maturity Fair Value	Available-for-Sale Amortized Cost	Available-for-Sale Fair Value
Due within 1 year	$ 29,938	$ 29,527	$ 38,000	$ 36,954
After 1 year through 5 years	8,068	7,192	34,009	31,569
After 5 years through 10 years	858	809	18,819	17,168
After 10 years	389,693	329,191	468,251	396,394
Total Securities	$ 428,557	$ 366,719	$ 559,079	$ 482,085

At December 31, 2023	Held-to-Maturity Amortized Cost	Held-to-Maturity Fair Value	Available-for-Sale Amortized Cost	Available-for-Sale Fair Value
Due within 1 year	$ —	$ —	$ —	$ —
After 1 year through 5 years	37,984	35,507	65,822	60,757
After 5 years through 10 years	1,112	1,044	22,163	21,174
After 10 years	429,764	367,701	451,005	379,276
Total Securities	$ 468,860	$ 404,252	$ 538,990	$ 461,207

At December 31, 2024, there were $750.3 million of securities pledged to support wholesale funding, and to a lesser extent certain other types of deposits, of which $65.5 million were encumbered. At December 31, 2023, there were $845.7 million of securities pledged to support wholesale funding, and to a lesser extent certain other types of deposits, of which $60.0 million were encumbered.

At December 31, 2024 and 2023, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders' equity. At December 31, 2024 and 2023, all Residential and Commercial MBS held by the Company were issued by U.S. government-sponsored entities and agencies.

The following tables present debt securities with unrealized/unrecognized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows (in thousands):

At December 31, 2024	Less than 12 Months Estimated Fair Value	Unrealized/ Unrecognized Losses	12 Months or More Estimated Fair Value	Unrealized/ Unrecognized Losses	Total Estimated Fair Value	Unrealized/ Unrecognized Losses
Available-for-Sale Securities:						
U.S. Government agency securities	$ —	$ —	$ 63,752	$ (4,247)	$ 63,752	$ (4,247)
U.S. State and Municipal securities	—	—	9,500	(1,841)	9,500	(1,841)
Residential MBS	46,859	(1,104)	258,763	(67,650)	305,622	(68,754)
Commercial MBS	19,624	(410)	23,504	(2,556)	43,128	(2,966)
Asset-backed securities	—	—	2,637	(40)	2,637	(40)
Total securities available-for-sale	$ 66,483	$ (1,514)	$ 358,156	$ (76,334)	$ 424,639	$ (77,848)
Held-to-Maturity Securities:						
U.S. Treasury securities	$ —	$ —	$ 29,528	$ (410)	$ 29,528	$ (410)
U.S. State and Municipal securities	—	—	13,633	(1,686)	13,633	(1,686)
Residential MBS	—	—	316,366	(58,866)	316,366	(58,866)
Commercial MBS	—	—	7,192	(876)	7,192	(876)
Total securities held-to-maturity	$ —	$ —	$ 366,719	$ (61,838)	$ 366,719	$ (61,838)

At December 31, 2023	Less than 12 Months Estimated Fair Value	Unrealized/ Unrecognized Losses	12 Months or More Estimated Fair Value	Unrealized/ Unrecognized Losses	Total Estimated Fair Value	Unrealized/ Unrecognized Losses
Available-for-Sale Securities:						
U.S. Government agency securities	$ —	$ —	$ 61,775	$ (6,222)	$ 61,775	$ (6,222)
U.S. State and Municipal securities	—	—	9,699	(1,797)	9,699	(1,797)
Residential MBS	—	—	292,970	(68,609)	292,970	(68,609)
Commercial MBS	10,873	(198)	13,322	(2,168)	24,195	(2,366)
Asset-backed securities	—	—	3,229	(58)	3,229	(58)
Total securities available-for-sale	$ 10,873	$ (198)	$ 380,995	$ (78,854)	$ 391,868	$ (79,052)
Held-to-Maturity Securities:						
U.S. Treasury securities	$ —	$ —	$ 28,483	$ (1,412)	$ 28,483	$ (1,412)
U.S. State and Municipal securities	—	—	13,995	(1,574)	13,995	(1,574)
Residential MBS	—	—	354,750	(60,556)	354,750	(60,556)
Commercial MBS	—	—	7,024	(1,066)	7,024	(1,066)
Total securities held-to-maturity	$ —	$ —	$ 404,252	$ (64,608)	$ 404,252	$ (64,608)

Except for U.S. State and Municipal securities, the Company has a zero loss expectation for its HTM securities portfolio, and therefore has no ACL related to these securities. Obligations of U.S. State and Municipal securities were rated investment grade at December 31, 2024 and December 31, 2023 and the associated ACL was immaterial.

AFS securities in unrealized loss positions are evaluated for impairment related to credit losses on a quarterly basis. The unrealized losses on AFS securities are primarily due to the changes in market interest rates subsequent to purchase. In addition, the Company does not intend, nor would it be required to sell, these investments until there is a full recovery of the unrealized loss, which may be at maturity. As a result, no ACL was recognized during the years ended December 31, 2024 and 2023.

Prior to the adoption of ASC 326 on January 1, 2023, the Company evaluated these securities for OTTI. The Company did not consider these securities to be OTTI at December 31, 2022 since the decline in market value was attributable to changes in interest rates and not to changes in credit quality. In addition, the Company did not intend to sell and did not believe that it is more likely than not that it would be required to sell these investments until there is a full recovery of the unrealized loss, which may be at maturity. As a result, no impairment loss was recognized during the year ended December 31, 2022.

NOTE 5 — LOANS

Loans, net of deferred fees and costs, consist of the following (in thousands):

	At December 31, 2024	At December 31, 2023
Real estate		
Commercial	$ 4,317,361	$ 3,857,711
Construction	206,960	153,512
Multi-family	376,737	467,536
One-to four-family	90,880	94,704
Total real estate loans	4,991,938	4,573,463
Commercial and industrial	1,046,146	1,051,463
Consumer	12,961	17,086
Total loans	6,051,045	5,642,012
Deferred fees, net of origination costs	(16,969)	(17,215)
Loans, net of deferred fees and costs	6,034,076	5,624,797
Allowance for credit losses	(63,273)	(57,965)
Net loans	$ 5,970,803	$ 5,566,832

At December 31, 2024, there were $3.3 billion of loans pledged to support wholesale funding, of which $348.8 million were encumbered. At December 31, 2023, there were $3.3 billion of loans pledged to support wholesale funding, of which $548.6 million were encumbered.

The following tables present the activity in the ACL by segment. The portfolio segments represent the categories that the Company uses to determine its ACL (in thousands):

Year ended December 31, 2024	CRE	C&I	Construction	Multi-family	One-to four-family	Consumer	Total
Allowance for credit losses:							
Beginning balance	$ 35,635	$ 11,207	$ 1,765	$ 8,215	$ 663	$ 480	$ 57,965
Provision/(credit) for credit losses	6,434	(336)	197	(925)	(86)	147	5,431
Loans charged-off	—	—	—	—	—	(247)	(247)
Recoveries	1	120	—	—	—	3	124
Total ending allowance balance	$ 42,070	$ 10,991	$ 1,962	$ 7,290	$ 577	$ 383	$ 63,273

Year ended December 31, 2023	CRE	C&I	Construction	Multi-family	One-to four-family	Consumer	Total
Allowance for credit losses:							
Beginning balance	$ 29,496	$ 10,274	$ 1,983	$ 2,823	$ 105	$ 195	$ 44,876
Cumulative effect of changes in accounting principle	48	471	424	705	181	421	2,250
Provision/(credit) for credit losses	6,091	1,408	(642)	4,687	377	137	12,058
Loans charged-off	—	(946)	—	—	—	(273)	(1,219)
Recoveries	—	—	—	—	—	—	—
Total ending allowance balance	$ 35,635	$ 11,207	$ 1,765	$ 8,215	$ 663	$ 480	$ 57,965

Net charge-offs (recoveries) for the years ended December 31, 2024 and 2023 were $123,000 and $1.2 million, respectively.

The following table presents the activity in the ACL for unfunded loan commitments (in thousands):

	Year ended December 31,	
	2024	2023
Balance at the beginning of period	$ 1,182	$ 180
Cumulative effect of changes in accounting principle	—	777
Provision/(credit) for credit losses	826	225
Total ending allowance balance	$ 2,008	$ 1,182

The following tables present the recorded investment in non-accrual loans, loans past due over 90 days and still accruing by class of loans (in thousands):

At December 31, 2024	Non-accrual	Non-accrual Without an ACL	Loans Past Due 90 Days and Greater and Still Accruing
Commercial real estate	$ 25,087	$ 25,087	$ —
Commercial & industrial	6,989	6,989	—
Multi-family	—	—	—
One-to-four family	452	452	—
Consumer	—	—	72
Total	$ 32,528	$ 32,528	$ 72

At December 31, 2023	Non-accrual	Non-accrual Without an ACL	Loans Past Due 90 Days and Greater and Still Accruing
Commercial real estate	$ 24,000	$ 24,000	$ —
Commercial & industrial	6,934	6,934	—
Multi-family	20,939	—	—
One-to-four family	—	—	—
Consumer	24	—	—
Total	$ 51,897	$ 30,934	$ —

Interest income on nonaccrual loans recognized on a cash basis for the years ended December 31, 2024 and 2023 was immaterial.

The following tables present the aging of the recorded investment in past due loans by class of loans (in thousands):

At December 31, 2024	30-59 Days	60-89 Days	90 Days and Greater	Total Past Due	Current Loans	Total
Commercial real estate	$ 7,115	$ —	$ 25,087	$ 32,202	$ 4,285,159	$ 4,317,361
Commercial & industrial	—	—	6,989	6,989	1,039,157	1,046,146
Construction	—	—	—	—	206,960	206,960
Multi-family	—	—	—	—	376,737	376,737
One-to four-family	2,049	—	452	2,501	88,379	90,880
Consumer	124	22	72	218	12,743	12,961
Total	$ 9,288	$ 22	$ 32,600	$ 41,910	$ 6,009,135	$ 6,051,045

At December 31, 2023	30-59 Days	60-89 Days	90 Days and Greater	Total Past Due	Current Loans	Total
Commercial real estate	$ —	$ —	$ 24,000	$ 24,000	$ 3,833,711	$ 3,857,711
Commercial & industrial	20	19	6,934	6,973	1,044,490	1,051,463
Construction	—	—	—	—	153,512	153,512
Multi-family	—	—	20,939	20,939	446,597	467,536
One-to four-family	612	—	—	612	94,092	94,704
Consumer	—	—	24	24	17,062	17,086
Total	$ 632	$ 19	$ 51,897	$ 52,548	$ 5,589,464	$ 5,642,012

Credit Quality Indicators

The Company aggregates loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Except for one-to four-family loans and consumer loans, the Company analyzes loans individually by classifying the loans as to credit risk at least annually. For one-to four-family loans and consumer loans, the Company evaluates credit quality based on the aging status of the loan, which was previously presented. An analysis is performed on a quarterly basis for loans classified as special mention, substandard, or doubtful. The Company uses the following definitions for risk ratings. Loans not meeting these definitions are considered to be pass rated loans.

Special Mention – Loans classified as special mention have a potential weakness that deserves management's attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company's credit position at some future date.

Substandard – Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful – Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The following table presents loan balances by credit quality indicator and year of origination at December 31, 2024 (in thousands):

	2024	2023	2022	2021	2020	2019 & Prior	Revolving	Total
CRE								
Pass	$ 1,613,785	$ 1,114,212	$ 927,851	$ 241,340	$ 125,676	$ 149,727	$ 26,569	$ 4,199,160
Special Mention	73,859	—	5,000	14,255	—	—	—	93,114
Substandard	1,087	—	24,000	—	—	—	—	25,087
Total	$ 1,688,731	$ 1,114,212	$ 956,851	$ 255,595	$ 125,676	$ 149,727	$ 26,569	$ 4,317,361
Construction								
Pass	$ 104,503	$ 65,231	$ 8,693	$ —	$ —	$ —	$ 28,533	$ 206,960
Total	$ 104,503	$ 65,231	$ 8,693	$ —	$ —	$ —	$ 28,533	$ 206,960
Multi-family								
Pass	$ 110,440	$ 38,143	$ 74,120	$ 63,086	$ 23,005	$ 13,480	$ 3,224	$ 325,498
Substandard	—	—	30,300	20,939	—	—	—	51,239
Total	$ 110,440	$ 38,143	$ 104,420	$ 84,025	$ 23,005	$ 13,480	$ 3,224	$ 376,737
One-to four-family								
Current	$ —	$ 45,000	$ 3,469	$ —	$ 9,531	$ 30,379	$ —	$ 88,379
Past Due	—	—	—	—	—	2,501	—	2,501
Total	$ —	$ 45,000	$ 3,469	$ —	$ 9,531	$ 32,880	$ —	$ 90,880
C&I								
Pass	$ 238,850	$ 96,201	$ 119,601	$ 62,865	$ 14,987	$ 1,929	$ 452,477	$ 986,910
Special Mention	—	1,497	10,246	—	—	—	1,000	12,743
Substandard	—	7,643	20,968	4,697	—	—	13,185	46,493
Total	$ 238,850	$ 105,341	$ 150,815	$ 67,562	$ 14,987	$ 1,929	$ 466,662	$ 1,046,146
Consumer								
Current	$ —	$ —	$ —	$ —	$ —	$ 12,743	$ —	$ 12,743
Past due	—	—	—	—	—	218	—	218
Total	$ —	$ —	$ —	$ —	$ —	$ 12,961	$ —	$ 12,961
Total								
Pass/Current	$ 2,067,578	$ 1,358,787	$ 1,133,734	$ 367,291	$ 173,199	$ 208,258	$ 510,803	$ 5,819,650
Special Mention	73,859	1,497	15,246	14,255	—	—	1,000	105,857
Substandard/Past due	1,087	7,643	75,268	25,636	—	2,719	13,185	125,538
Total	$ 2,142,524	$ 1,367,927	$ 1,224,248	$ 407,182	$ 173,199	$ 210,977	$ 524,988	$ 6,051,045
Charge-offs								
Consumer	$ —	$ —	$ —	$ —	$ —	$ 247	$ —	$ 247

At December 31, 2024, there were $24.0 million and $51.2 million of CRE and Multi-family substandard classified collateral dependent loans, respectively.

The following table presents loan balances by credit quality indicator and year of origination at December 31, 2023 (in thousands):

	2023	2022	2021	2020	2019	2018 & Prior	Revolving	Total
CRE								
Pass	$ 1,500,873	$ 1,268,550	$ 512,497	$ 128,320	$ 200,304	$ 83,309	$ 44,672	$ 3,738,525
Special Mention	24,500	38,867	14,561	304	—	—	—	78,232
Substandard	—	40,954	—	—	—	—	—	40,954
Total	$ 1,525,373	$ 1,348,371	$ 527,058	$ 128,624	$ 200,304	$ 83,309	$ 44,672	$ 3,857,711
Construction								
Pass	$ 84,881	$ 56,065	$ —	$ —	$ —	$ —	$ 12,566	$ 153,512
Total	$ 84,881	$ 56,065	$ —	$ —	$ —	$ —	$ 12,566	$ 153,512
Multi-family								
Pass	$ 115,761	$ 114,652	$ 51,768	$ 23,655	$ 34,533	$ 69,510	$ 6,415	$ 416,294
Special Mention	—	30,303	—	—	—	—	—	30,303
Substandard	—	—	20,939	—	—	—	—	20,939
Total	$ 115,761	$ 144,955	$ 72,707	$ 23,655	$ 34,533	$ 69,510	$ 6,415	$ 467,536
One-to four-family								
Current	$ 45,000	$ 4,081	$ —	$ 9,784	$ 12,157	$ 23,682	$ —	$ 94,704
Total	$ 45,000	$ 4,081	$ —	$ 9,784	$ 12,157	$ 23,682	$ —	$ 94,704
C&I								
Pass	$ 178,814	$ 252,359	$ 98,753	$ 23,943	$ 14,390	$ 5,904	$ 402,247	$ 976,410
Special Mention	3,840	33,918	—	2,080	—	—	28,281	68,119
Substandard	3,435	—	—	—	—	—	3,499	6,934
Total	$ 186,089	$ 286,277	$ 98,753	$ 26,023	$ 14,390	$ 5,904	$ 434,027	$ 1,051,463
Consumer								
Current	$ —	$ —	$ —	$ —	$ —	$ 17,062	$ —	$ 17,062
Past due	—	—	—	—	—	24	—	24
Total	$ —	$ —	$ —	$ —	$ —	$ 17,086	$ —	$ 17,086
Total								
Pass/Current	$ 1,925,329	$ 1,695,707	$ 663,018	$ 185,702	$ 261,384	$ 199,467	$ 465,900	$ 5,396,507
Special Mention	28,340	103,088	14,561	2,384	—	—	28,281	176,654
Substandard/Past due	3,435	40,954	20,939	—	—	24	3,499	68,851
Total	$ 1,957,104	$ 1,839,749	$ 698,518	$ 188,086	$ 261,384	$ 199,491	$ 497,680	$ 5,642,012
Charge-offs								
Commercial and industrial	$ —	$ —	$ 915	$ —	$ —	$ 31	$ —	$ 946
Consumer	—	—	—	—	—	273	—	273
	$ —	$ —	$ 915	$ —	$ —	$ 304	$ —	$ 1,219

At December 31, 2023, there were $41.0 million and $20.9 million of CRE and Multi-family substandard classified collateral dependent loans, respectively.

The following tables show the amortized cost basis of modified loans to borrowers experiencing financial difficulty (in thousands):

Year ended December 31, 2024	Combination Term Extension and Interest Rate		Interest Rate Reduction		Total		Modifications as a % of Loan Class
Commercial & industrial	$	11,686	$	—	$	11,686	1.1 %
Multi-family		48,224		3,015		51,239	13.6 %
Total	$	59,910	$	3,015	$	62,925	

	Types of Modifications	
Year ended December 31, 2024	Term Extension	Weighted Average Interest Rate Reduction
Commercial real estate		
Commercial & industrial	11-12 months	2.9%
Multi-family	6-12 months	4.1%

During the year ended December 31, 2024, $7.0 million of modified loans to borrowers experiencing financial difficulty were not in compliance with their modified terms by 90 days and greater. At December 31, 2024, there were no additional commitments to lend to borrowers experiencing financial difficulty whose loans have been modified. There were no loan modifications where the borrower was experiencing financial difficulty for the year ended December 31, 2023.

NOTE 6 — LEASES

The Company leases its corporate office, banking centers and loan production offices. The following tables present the Company's lease cost and other information related to its operating leases (dollars in thousands):

	At December 31,	
	2024	2023
Supplemental balance sheet information:		
Lease assets.	$ 47,619	$ 42,245
Lease liabilities.	$ 51,910	$ 46,430
Weighted average remaining lease term in years	15.2	10.5
Weighted average discount rate	4.73 %	2.44 %

	At December 31,		
	2024	2023	2022
Components of lease cost:			
Operating lease cost	$ 5,119	$ 5,290	$ 5,405
Supplemental cash flow information:			
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflows from operating leases	$ 5,012	$ 5,191	$ 4,864
Non-cash activity related to lease assets:			
Lease assets obtained from new operating lease liabilities	$ 9,197	$ 2,036	$ —

The following table presents the remaining maturity of lease liabilities as well as the reconciliation of undiscounted lease payments to the discounted operating lease liabilities (in thousands):

	At December 31,	
	2024	2023
Lease liabilities maturing in:		
2025.	$ 5,257	$ 5,012
2026.	5,274	5,257
2027.	4,899	5,274
2028.	4,486	4,899
2029.	4,499	4,486
Thereafter	50,340	27,953
Total	$ 74,755	$ 52,881
Less: Present value discount.	(22,845)	(6,451)
Total lease liabilities	$ 51,910	$ 46,430

NOTE 7 — PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows (in thousands):

	At December 31,	
	2024	2023
Furniture and Equipment	$ 16,413	$ 16,175
Land, buildings and improvements	13,479	13,479
Leasehold Improvements	23,467	24,636
Total Premises and Equipment	53,359	54,290
Less accumulated depreciation and amortization	(18,395)	(19,225)
Total Premises and Equipment, net	$ 34,964	$ 35,065

Depreciation and amortization expense amounted to $2.7 million, $2.6 million and $2.5 million for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 8 — DEPOSITS

Deposits consisted of the following (in thousands):

	At December 31,	
	2024	2023
Noninterest bearing demand accounts	$ 1,334,054	$ 1,837,874
Money market	4,514,579	3,856,975
Savings accounts	8,943	7,043
Time deposits	125,397	35,400
Total deposits	$ 5,982,973	$ 5,737,292

Time deposits greater than $250,000 at December 31, 2024 and 2023 were $26.2 million and $21.2 million, respectively.

The following table presents the scheduled annual maturities of time deposits (in thousands):

	At December 31, 2024
2025	$ 118,056
2026	6,488
2027	730
2028	123
2029	—
Total time deposits	$ 125,397

NOTE 9 — BORROWINGS

Federal Funds Purchased and FHLB Advances

Federal funds purchased and FHLBNY advances consisted of the following (in thousands):

	At December 31, 2024	At December 31, 2023	Interest Expense Year ended December 31, 2024	2023	2022
Federal funds purchased and securities sold under agreements to repurchase	$ 210,000	$ 99,000	$ 769	$ 5,651	$ 601
Federal Home Loan Bank of New York advances	$ 240,000	$ 440,000	$ 11,659	$ 17,321	$ 292
Secured and other borrowings:					
Secured borrowings	$ 7,441	$ 7,585	N/A	N/A	N/A
Federal Reserve Bank term loan	$ —	$ —	$ 4,096	$ —	$ —

Federal funds purchased are generally overnight transactions and had a weighted average interest rate of 4.48% at December 31, 2024. The FHLBNY advances are generally short-term transactions and have a fixed weighted average interest rate of 4.56%. There were no securities sold under agreements to repurchase outstanding as December 31, 2024 and 2023.

The Federal Reserve established the Bank Term Funding Program ("BTFP") on March 12, 2023 as a funding source for eligible depository institutions. The BTFP provides short-term liquidity (up to one-year) against the par value of certain high-quality collateral, such as U.S. Treasury securities. The BTFP ceased making new loans as scheduled on March 11, 2024. At December 31, 2024, the Company had no outstanding FRB term loans under the BTFP.

At December 31, 2024, the Company had cash on deposit with the Federal Reserve Bank of New York and available secured wholesale funding borrowing capacity of $2.9 billion.

Trust Preferred Securities Payable

On December 7, 2005, the Company established MetBank Capital Trust I, a Delaware statutory trust ("Trust I"). The Company received all of the common stock of Trust I in exchange for contributed capital of $310,000. Trust I issued $10.0 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of Trust I's common capital securities, in the Company through the purchase of $10.3 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (the "Debentures") issued by the Company. The Debentures, the sole assets of Trust I, mature on December 9, 2035 and are callable at any time. At December 31, 2024 and 2023 the Debentures bore interest at a floating rate of three-month SOFR plus 1.85%. The interest rates were 6.77% and 7.51% as of December 31, 2024 and 2023, respectively. See *"NOTE 3 — SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS,"* for a discussion on the adoption of ASU 2020-04, Reference Rate Reform (ASC 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.

On July 14, 2006, the Company established MetBank Capital Trust II, a Delaware statutory trust ("Trust II"). The Company received all of the common stock of Trust II in exchange for contributed capital of $310,000. Trust II issued $10.0 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of Trust II's common capital securities, in the Company through the purchase of $10.3 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (the "Debentures II") issued by the Company. The Debentures II, the sole assets of Trust II, mature on October 7, 2036 and are callable at any time. At December 31, 2024 and 2023, the Debentures bore interest at a floating rate of three-month SOFR plus 2.00%. The interest rates were 6.92% and 7.66% as of December 31, 2024 and 2023, respectively. See "NOTE 3—SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS," for a discussion on the adoption of ASU 2020-04, Reference Rate Reform (ASC 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.

The Company is not considered the primary beneficiary of these trusts; therefore, the trusts are not consolidated in the Company's financial statements. Interest on the subordinated debentures may be deferred by the Company at any time or from time to time for a period not exceeding twenty consecutive quarterly payments (5 years), provided there is no event of default. At the end of the deferral period, the Company must pay accrued interest, at which point it may elect a new deferral period provided that no deferral may extend beyond maturity.

The investments in the common stock of Trust I and Trust II are included in other assets on the consolidated statements of financial condition. The subordinated debentures may be included in Tier 1 capital (with certain applicable limitations) under current regulatory guidelines and interpretations.

Subordinated Debt

On March 8, 2017, the Company issued $25.0 million of subordinated notes to accredited institutional investors. The subordinated notes had a maturity date of March 15, 2027 and an interest rate of 6.25% per annum. During the first quarter of 2022, the Company redeemed all of the subordinated debt, plus accrued interest.

NOTE 10 — INCOME TAXES

Income tax expense consisted of the following (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Current			
Federal	$ 20,729	$ 21,503	$ 27,311
State and local	12,464	10,947	14,162
Total current	33,193	32,450	41,473
Deferred			
Federal	(1,479)	(2,662)	(1,919)
State and local	(1,319)	(138)	(2,081)
Total deferred	(2,798)	(2,800)	(4,000)
Total income tax expense	$ 30,395	$ 29,650	$ 37,473

Deferred tax assets and liabilities consist of the following (in thousands):

	At December 31,	
	2024	**2023**
Deferred tax assets:		
Allowance for credit losses	$ 19,208	$ 17,219
Lease liabilities	15,555	13,793
Net unrealized loss on securities available for sale	23,063	23,098
Off balance sheet reserves	382	351
Restricted stock	1,822	1,666
Tangible asset	—	3
Other	136	147
Total gross deferred tax assets	60,166	56,277
Deferred tax liabilities:		
Right of use lease asset	14,269	12,550
Depreciation and amortization	3,190	4,024
Net unrealized gain on interest rate derivatives	147	825
Prepaid assets	1,181	748
Total gross deferred tax liabilities	18,787	18,147
Net deferred tax asset, included in other assets	$ 41,379	$ 38,130

The following is a reconciliation of the Company's statutory federal income tax rate to its effective tax rate (in thousands):

	For the year ended December 31,					
	2024		**2023**		**2022**	
	Tax expense/ (benefit)	**Rate**	**Tax expense/ (benefit)**	**Rate**	**Tax expense/ (benefit)**	**Rate**
Pretax income at statutory rates	$ 20,367	21.00 %	$ 22,453	21.00 %	$ 20,349	21.00 %
State and local taxes, net of federal income tax benefit.	8,804	9.08	8,539	7.99	9,544	9.85
Nondeductible expenses	1,780	1.84	(940)	(0.88)	8,175	8.44
Equity compensation.	—	—	(1,063)	(0.99)	(302)	(0.31)
Tax-exempt income, net	(103)	(0.11)	(104)	(0.10)	(106)	(0.11)
Other.	(453)	(0.47)	765	0.71	(187)	(0.20)
Effective income tax expense/rate	$ 30,395	31.34 %	$ 29,650	27.73 %	$ 37,473	38.67 %

The Company and the Bank filed consolidated Federal, California, Connecticut, Kentucky, Massachusetts, New Jersey, New York State, New York City, and Tennessee income tax returns in 2024 and 2023. The Bank is subject to Alabama, Florida, and Missouri income taxes on a separate company basis.

As of December 31, 2024 and 2023, there are no unrecognized tax benefits, and the Company does not expect this to significantly change in the next twelve months. Except for California, Kentucky, New Jersey and New York City, the Company is no longer subject to examination by the U.S. federal and state or local tax authorities for years prior to 2021. California, Kentucky, and New Jersey are no longer subject to examination for years prior to 2020. As of December 31, 2024, the Company was under audit in New York City for the 2019, 2020 and 2021 tax years. Due to the New York City audits, the 2019 tax year New York City statute of limitations has been extended to December 31, 2025.

As of December 31, 2024, the Company had net deferred tax assets of $41.4 million. These deferred tax assets can only be realized if the Company generates taxable income in the future. The Company regularly evaluates the feasibility of the deferred tax asset positions. In determining whether a valuation allowance is necessary, the Company considers the level of taxable income in prior years to the extent that carrybacks are permitted under current tax laws, as well as estimates of future pre-tax and taxable income and tax planning strategies that would, if necessary, be implemented. The Company expects to realize the deferred tax assets over the allowable carryback and/or carryforward periods. Therefore, no valuation allowance was deemed necessary against the deferred tax assets as of December 31, 2024. However, if an unanticipated event occurred that materially changed pre-tax and taxable income in future periods, a valuation allowance may become necessary and could have a material effect on our consolidated financial statements.

NOTE 11 — RELATED PARTY TRANSACTIONS

Deposits from principal officers, directors, and their affiliates at December 31, 2024 and 2023 were $471,000 and $769,000, respectively.

On August 15, 2016, the Company made a loan to an executive officer of the Company, which was subsequently extended on August 15, 2021, in the amount of $780,000 and having an interest rate of 2.1% per annum (the "2021 Loan"). On March 6, 2023, the Company purported to make a loan to this executive officer in the amount of $7.5 million with a fixed interest rate of 5.7% per annum (the "2023 Loan"), and the executive officer used substantially all of the proceeds of the 2023 Loan to pay the exercise price in connection with the exercise of certain existing stock options (the "Option Shares") and satisfy withholding tax obligations in connection with such exercise (the "Option Exercise").

In connection with the preparation of the proxy statement for the Company's 2023 annual meeting of stockholders, the Company's management and Executive Committee of the Board of Directors, along with outside counsel, reevaluated the

2023 Loan as well as the 2021 Loan. As part of this reevaluation, the Company determined that the 2023 Loan and the 2021 Loan were likely impermissible under applicable law and/or regulations. As a result of these determinations, and to the extent that the 2023 Loan and the Option Exercise were not void as a matter of law, on April 26, 2023, the Company and the executive officer entered into a Rescission Agreement (the "Rescission Agreement"). The Rescission Agreement provided, among other things, (i) that the 2023 Loan and the Option Exercise would be rescinded and deemed null and void, (ii) that payments made in respect of the 2023 Loan, if any, would be returned, and (iii) that any dividends received by the executive officer in respect of the Option Shares have been returned or repaid to the Company. In connection with the entry into the Rescission Agreement, the executive officer repaid, in full, the 2021 Loan. There were no extensions of credit to the Company's directors, executive officers, principal stockholders and their associates at December 31, 2024 and 2023, respectively.

In the third quarter of 2023, the executive officer exercised the 220,200 existing stock options on a net share settlement basis, resulting in the issuance of 71,655 shares of the Company's common stock.

NOTE 12 — FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Other than derivative contracts, the Company did not have any liabilities that were measured at fair value at December 31, 2024 and December 31, 2023. AFS securities are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets or liabilities on a non-recurring basis, such as certain loans where the carrying value is based on the fair value of the underlying collateral. These non-recurring fair value adjustments generally involve the write-down of individual assets due to impairment losses.

Accounting guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets and Liabilities Measured on a Recurring Basis

Assets measured on a recurring basis are limited to the Company's AFS securities portfolio, equity investments, and derivative contracts. The AFS portfolio is carried at estimated fair value with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income or loss in shareholders' equity. Equity investments are carried at estimated fair value with changes in fair value reported on the statements of operations. Outstanding derivative contracts designated as cash flow hedges are carried at estimated fair value with changes in fair value reported as accumulated other comprehensive income or loss in shareholders' equity. Outstanding derivatives not designated as hedges are carried at estimated fair value with changes in fair value reported as non-interest income. The fair values for substantially all of these assets are obtained monthly from an independent nationally recognized pricing service. On a quarterly basis, the Company assesses the reasonableness of the fair values obtained for the AFS portfolio by reference to a second independent nationally recognized pricing service. Based on the nature of these securities, the Company's independent pricing service provides prices which are categorized as Level 2 since quoted prices in active markets for identical assets are generally

not available for the majority of securities in the Company's portfolio. Various modeling techniques are used to determine pricing for the Company's mortgage-backed securities, including option pricing and discounted cash flow models. The inputs to these models include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. On an annual basis, the Company obtains the models, inputs and assumptions utilized by its pricing service and reviews them for reasonableness. Other than derivative contracts, the Company does not have any liabilities that were measured at fair value on a recurring basis.

Assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands):

		Fair Value Measurement using:		
	Carrying Amount	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
At December 31, 2024				
U.S. Government agency securities	$ 63,752	$ —	$ 63,752	$ —
U.S. State and Municipal securities	9,500	—	9,500	—
Residential mortgage securities	363,068	—	363,068	—
Commercial mortgage securities	43,128	—	43,128	—
Asset-backed securities	2,637	—	2,637	—
CRA Mutual Fund	5,109	5,109	—	—
Derivative assets	919	—	919	—
Derivative liabilities	1,539	—	1,539	—

		Fair Value Measurement using:		
	Carrying Amount	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
At December 31, 2023				
U.S. Government agency securities	$ 61,775	$ —	$ 61,775	$ —
U.S. State and Municipal securities	9,699	—	9,699	—
Residential mortgage securities	351,920	—	351,920	—
Commercial mortgage securities	34,584	—	34,584	—
Asset-backed securities	3,229	—	3,229	—
CRA Mutual Fund	2,123	2,123	—	—
Derivative assets	2,687	—	2,687	—
Derivative liabilities	6,037	—	6,037	—

There were no transfers between Level 1 and Level 2 during 2024 or 2023.

There were no material assets measured at fair value on a non-recurring basis at December 31, 2024 or December 31, 2023.

Assets and Liabilities Not Measured on a Recurring Basis

The Company has engaged independent pricing service providers to provide the fair values of its financial assets and liabilities not measured at fair value. These providers follow FASB's exit pricing guidelines, as required by ASC 820 Fair Value Measurement, when calculating the fair market value. Cash and cash equivalents include cash and due from banks

and overnight deposits. The estimated fair values of cash and cash equivalents are assumed to equal their carrying values, as these financial instruments are either due on demand or have short-term maturities. For securities and the disability fund, if quoted market prices are not available for a specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. These pricing models primarily use market-based or independently sourced market parameters as inputs, including, but not limited to, yield curves, interest rates, equity or debt prices, and credit spreads. The estimated fair value of loans are measured at amortized cost using an exit price notion. Ownership in equity securities of the FRB and FHLB is generally restricted and there is no established liquid market for their resale. The fair values of deposit liabilities with no stated maturity (i.e., money market and savings deposits, and non-interest-bearing demand deposits) are equal to the carrying amounts payable on demand. Time deposits are valued using a replacement cost of funds approach. Trust preferred securities are valued using a replacement cost of funds approach. For all other assets and liabilities it is assumed that the carrying value equals their current fair value.

Carrying amount and estimated fair values of financial instruments not carried at fair value were as follows (in thousands):

At December 31, 2024	Carrying Amount	Fair Value Measurement Using:			Total Fair Value
		Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	
Financial Assets:					
Cash and due from banks	$ 13,078	$ 13,078	$ —	$ —	$ 13,078
Overnight deposits	187,190	187,190	—	—	187,190
Securities held-to-maturity	428,557	—	366,719	—	366,719
Loans, net	5,970,803	—	—	5,878,582	5,878,582
Other investments					
FRB Stock	11,410	N/A	N/A	N/A	N/A
FHLB Stock	17,228	N/A	N/A	N/A	N/A
Disability Fund	1,500	—	1,500	—	1,500
Time deposits at banks	498	498	—	—	498
Accrued interest receivable	33,209	—	2,105	31,104	33,209
Financial Liabilities:					
Non-interest-bearing demand deposits	$ 1,334,054	$ 1,334,054	$ —	$ —	$ 1,334,054
Money market and savings deposits	4,523,522	4,523,522	—	—	4,523,522
Time deposits	125,397	—	125,288	—	125,288
Federal funds purchased	210,000	—	210,000	—	210,000
Federal Home Loan Bank of New York advances	240,000	—	240,000	—	240,000
Trust preferred securities payable	20,620	—	—	20,024	20,024
Accrued interest payable	1,809	12	1,436	361	1,809
Secured and other borrowings	7,441	—	7,441	—	7,441

At December 31, 2023	Carrying Amount	Fair Value Measurement Using:			Total Fair Value
		Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	
Financial Assets:					
Cash and due from banks	$ 31,973	$ 31,973	$ —	$ —	$ 31,973
Overnight deposits	237,492	237,492	—	—	237,492
Securities held-to-maturity	468,860	—	404,252	—	404,252
Loans, net	5,566,832	—	—	5,474,238	5,474,238
Other investments					
FRB Stock	11,410	N/A	N/A	N/A	N/A
FHLB Stock	25,558	N/A	N/A	N/A	N/A
Disability Fund	1,500	—	1,500	—	1,500
Time deposits at banks	498	498	—	—	498
Receivable from global payments business, net	87,648	—	—	87,648	87,648
Accrued interest receivable	31,948	—	2,007	29,941	31,948
Financial Liabilities:					
Non-interest-bearing demand deposits	$ 1,837,874	$ 1,837,874	$ —	$ —	$ 1,837,874
Money market and savings deposits	3,864,018	3,864,018	—	—	3,864,018
Time deposits	35,400	—	35,011	—	35,011
Federal funds purchased	99,000	—	99,000	—	99,000
Federal Home Loan Bank of New York advances	440,000	—	440,000	—	440,000
Trust preferred securities payable	20,620	—	—	20,007	20,007
Prepaid debit cardholder balances	10,178	—	—	10,178	10,178
Accrued interest payable	1,894	1,028	475	391	1,894
Secured and other borrowings	7,585	—	7,585	—	7,585

NOTE 13 — STOCK COMPENSATION PLAN

Equity Incentive Plan

At December 31, 2024, the Company maintained three stock compensation plans, the Amended and Restated 2022 Equity Incentive Plan (the "2022 EIP"), the 2019 Equity Incentive Plan (the "2019 EIP") and the 2009 Equity Incentive Plan (the "2009 EIP"). The 2019 EIP expired on May 31, 2022 but has outstanding restricted stock awards subject to vesting schedules. The 2009 EIP has also expired but had outstanding stock options that were exercised in 2023.

The 2022 EIP was approved on May 31, 2022 by stockholders of the Company. On May 29, 2024, the stockholders of the Company approved the amendment and restatement of the 2022 EIP increasing the number of shares of common stock that may be issued under the plan by 358,000. Under the Amended and Restated 2022 EIP at December 31, 2024, the maximum number of shares of stock that may be delivered to participants in the form of restricted stock, restricted stock units and stock options, including ISOs and non-qualified stock options, is 297,312, subject to adjustment as set forth in the 2022 EIP, plus any awards that are made available under the 2019 EIP after March 15, 2022.

Stock Options

As of December 31, 2024 and 2023, no stock options were outstanding. There was no unrecognized compensation cost related to stock options at December 31, 2024 and 2023. There was no compensation cost related to stock options during the years ended December 31, 2024, 2023 and 2022.

Restricted Stock Awards and Restricted Stock Units

The Company issued restricted stock awards and restricted stock units under the 2022 EIP, 2019 EIP and the 2009 EIP (collectively, "restricted stock grants") to certain key personnel. Each restricted stock grant vests based on the vesting schedule outlined in the restricted stock grant agreement. Restricted stock grants are subject to forfeiture if the holder is not employed by the Company on the vesting date.

In the first quarter of 2024, 2023 and 2022, 168,469, 170,998 and 72,025 restricted stock grants were issued to certain key personnel, respectively. One-third of these shares vest each year for three years beginning on March 1, 2025, March 1, 2024, and March 1, 2023, respectively. Total compensation cost that has been charged against income for restricted stock grants was $6.9 million, $6.0 million, and $4.5 million for years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, there was $6.8 million of total unrecognized compensation expense related to the restricted stock awards. The cost is expected to be recognized over a weighted-average period of 1.69 years.

In January 2024, 2023 and 2022, 27,500, 27,500 and 11,126 of restricted shares were granted to members of the Board of Directors, which each fully vest one-year from the grant date. Total expense for these awards was $1.4 million, $1.6 million and $300,000 for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, there was no unrecognized expense related to these grants.

The following table summarizes the changes in the Company's restricted stock awards:

	Year ended					
	December 31, 2024		December 31, 2023		December 31, 2022	
	Number of Shares	Weighted Average Grant Date Fair Value per Share	Number of Shares	Weighted Average Grant Date Fair Value per Share	Number of Shares	Weighted Average Grant Date Fair Value per Share
Outstanding, beginning of period	233,852	$ 63.98	129,562	$ 86.01	90,999	$ 47.35
Granted	195,969	42.28	198,498	56.04	83,151	102.49
Forfeited	(19,243)	51.37	(29,218)	62.53	(578)	92.44
Vested	(133,483)	61.74	(64,990)	84.28	(44,010)	37.12
Outstanding at end of period	277,095	$ 50.59	233,852	$ 63.98	129,562	$ 86.01

The total fair value of shares vested is $6.8 million, $3.7 million, and $3.6 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Performance-Based Stock Units

During the second quarter of 2022, the Company established a long-term incentive award program under the 2022 EIP. Under the program, 73,260 PRSUs were awarded in the second quarter of 2024, which vest over a three-year period beginning in June 2025 if certain performance criteria are met. The weighted average service inception date fair value of the outstanding awarded shares was $3.0 million. Total compensation cost that has been charged against income for these PRSUs was $640,000 for the year ended December 31, 2024.

During the second quarter of 2021, the Company established a long-term incentive award program under the 2019 EIP. Under the program, 90,000 PRSUs were awarded. During the second quarter of 2022, 20,800 PRSUs were forfeited and reissued pursuant to the 2022 EIP. The weighted average service inception date fair value of the outstanding awarded shares was $6.0 million. At the beginning of 2024, 2023, and 2022, 30,800, 29,200, and 30,000 PRSUs, respectively, vested as all performance criteria were met. All 90,000 vested shares were delivered in the first quarter of 2024. Total compensation cost that has been charged against income for the PRSUs was $2.2 million and $1.9 million, for years ended December 31, 2023 and 2022, respectively.

NOTE 14 — EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan for eligible employees. The contribution for any participant may not exceed the maximum amount allowable by law. Each year, the Company may elect to match a percentage of participant contributions. The Company may also elect each year to make additional discretionary contributions to the plan. The total contributions were $1.2 million, $1.0 million and $889,000 for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 15 — COMMITMENTS AND CONTINGENCIES

Financial instruments with off-balance-sheet risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. The Company's exposure to credit loss in the event of non-performance by the counterparty to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The following off-balance-sheet financial instruments whose contract amounts represent credit risk, are outstanding (in thousands):

| | At December 31, 2024 | | At December 31, 2023 | |
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Unused loan commitments	$ 108,561	$ 586,821	$ 67,418	$ 527,730
Standby and commercial letters of credit . . .	31,920	—	59,532	—
	$ 140,481	$ 586,821	$ 126,950	$ 527,730

A commitment to extend credit is a legally binding agreement to lend to a customer as long as there is no violation of any condition established in the contract. These commitments do not necessarily represent future cash requirements and generally expire within two years. At December 31, 2024, the interest rates for the Company's commitments ranged from 3.0% to 9.3% for its fixed rate loan commitments and 6.3% to 11.5% for its variable rate loan commitments. At December 31, 2023, the interest rates for the Company's commitments ranged from 3.0% to 9.5% for its fixed rate loan commitments and 6.0% to 12.5% for its variable rate loan commitments. The amount of collateral obtained, if any, by the Company upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include mortgages on commercial and residential real estate, security interests in business assets, equipment, deposit accounts with the Company or other financial institutions and securities.

The Company's stand-by letters of credit amounted to $31.9 million and $59.5 million as of December 31, 2024 and 2023, respectively. The Company's stand-by letters of credit are collateralized by interest-bearing accounts of $24.1 million and $36.2 million as of December 31, 2024 and 2023, respectively.

Legal and Regulatory Proceedings

There have been investigations by governmental entities concerning a prepaid debit card product program that was offered by the GPG BaaS business. These include investigations involving the Company and the Bank by the Board of Governors of the FRB and certain state authorities, including the NYSDFS. During the early stages of the COVID-19 pandemic, third parties used this prepaid debit card product to establish unauthorized accounts and to receive unauthorized government benefits payments, including unemployment insurance benefits payments made pursuant to the Coronavirus Aid, Relief, and Economic Security Act from many states. The Company ceased accepting new accounts from this program manager in July 2020 and exited its relationship with this program manager in August 2020. The Company has cooperated in these investigations.

The Bank entered into (i) an Order to Cease and Desist and Order of Assessment of a Civil Money Penalty Issued Upon Consent with the FRB (the "FRB Consent Order"), effective October 16, 2023, and (ii) a Consent Order with the NYSDFS (the "NYSDFS Consent Order"), effective October 18, 2023. The FRB Consent Order and NYSDFS Consent Order constitute separate consensual resolutions with each of the FRB and the NYSDFS with respect to their investigations, each of which is now closed as a result of such order.

The FRB Consent Order provided for a civil money penalty of $14.5 million and requires the Bank's board of directors to submit a plan to further strengthen board oversight of the management and operations of GPG and the Bank to develop, among other things, a written plan to enhance the Bank's customer identification program, a plan to improve the Bank's customer due diligence program and a plan to enhance the Bank's third party risk management program. The NYSDFS Consent Order provided for a civil money penalty of $15.0 million and requires the Bank to provide certain information regarding the Bank's program to supervise third-party program managers and various status reports regarding certain compliance-related matters in connection with the Bank's oversight of third-party program managers of the Bank's prepaid debit card program.

The Company was fully reserved with respect to the foregoing amounts payable to the FRB and NYSDFS through a regulatory settlement reserve recorded in the fourth quarter of 2022. In the third quarter of 2024, the Company recorded a $10.0 million regulatory reserve in connection with an investigation by the Attorney General of the State of Washington that was resolved in the fourth quarter of 2024. Additional enforcement or other actions arising out of the prepaid debit card program in question, along with any other matters arising out of the foregoing program, could have a materially adverse effect on the Company and the Bank's assets, business, cash flows, financial condition, liquidity, prospects and/or results of operations. Since 2020, the Bank has been actively working to enhance its processes and procedures so as to more effectively and efficiently address the issues identified in the course of these investigations.

In addition to the matters described above, the Company is subject to various other pending and threatened legal actions relating to the conduct of its business activities, as well as inquiries and investigations from regulators. While the future outcome of litigation or regulatory matters cannot be determined at this time, in the opinion of management, as of December 31, 2024, the aggregate liability, if any, arising out of any such other pending or threatened matters are not expected to be material to the Company's financial condition, results of operations, and liquidity.

NOTE 16 — REGULATORY CAPITAL

The Company and Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. At December 31, 2024 and 2023, the Company and the Bank met all applicable regulatory capital requirements to be considered "well capitalized" under regulatory guidelines. The Company and Bank manage their capital to comply with their internal planning targets and regulatory capital standards administered by federal banking agencies. The Company and Bank review capital levels on a monthly basis.

The Company and the Bank are subject to the Basel Committee on Banking Supervision's capital guidelines for U.S. banks (Basel III rules). The minimum required capital conservation buffer was 2.5% at December 31, 2024 and December 31, 2023. As of December 31, 2024 and 2023, the capital conservation buffer for the Company was 5.3% and 4.8%, respectively. As of December 31, 2024 and 2023, the capital conservation buffer for the Bank was 5.0% and 4.5%, respectively. The net unrealized gain or loss on AFS securities is not included in the computation of the regulatory capital. The Company and the Bank meet all capital adequacy requirements, to which they are subject, as of December 31, 2024 and 2023.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2024 and 2023, the most recent regulatory notifications categorized the Bank and the Company as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

The following is a summary of actual capital amounts and ratios for the Company and the Bank compared to the requirements for minimum capital adequacy and classification as well capitalized. Actual and required capital amounts and ratios are presented below at year end (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Regulations		Minimum Capital Conservation Buffer
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Ratio
At December 31, 2024							
The Company							
Tier 1 leverage ratio (Tier 1 capital to average assets)	$ 793,847	10.8 %	$ 294,141	4.0 %	$ N/A	N/A	— %
Tier 1 common equity (to risk-weighted assets).	$ 773,227	11.9 %	$ 291,450	4.5 %	$ N/A	N/A	2.5 %
Tier 1 capital (to risk-weighted assets)	$ 793,847	12.3 %	$ 388,600	6.0 %	$ N/A	N/A	2.5 %
Total capital (to risk-weighted assets)	$ 859,129	13.3 %	$ 518,134	8.0 %	$ N/A	N/A	2.5 %
The Bank							
Tier 1 leverage ratio (Tier 1 capital to average assets)	$ 775,106	10.6 %	$ 293,513	4.0 %	$ 366,892	5.0 %	— %
Tier 1 common equity (to risk-weighted assets).	$ 775,106	12.0 %	$ 291,421	4.5 %	$ 420,942	6.5 %	2.5 %
Tier 1 capital (to risk-weighted assets)	$ 775,106	12.0 %	$ 388,562	6.0 %	$ 518,082	8.0 %	2.5 %
Total capital (to risk-weighted assets)	$ 840,387	13.0 %	$ 518,082	8.0 %	$ 647,603	10.0 %	2.5 %
At December 31, 2023							
The Company							
Tier 1 leverage ratio (Tier 1 capital to average assets)	$ 722,844	10.6 %	$ 274,064	4.0 %	$ N/A	N/A	— %
Tier 1 common equity (to risk-weighted assets).	$ 702,224	11.5 %	$ 274,867	4.5 %	$ N/A	N/A	2.5 %
Tier 1 capital (to risk-weighted assets)	$ 722,844	11.8 %	$ 366,490	6.0 %	$ N/A	N/A	2.5 %
Total capital (to risk-weighted assets)	$ 781,991	12.8 %	$ 488,653	8.0 %	$ N/A	N/A	2.5 %
The Bank							
Tier 1 leverage ratio (Tier 1 capital to average assets)	$ 703,823	10.3 %	$ 274,055	4.0 %	$ 342,569	5.0 %	— %
Tier 1 common equity (to risk-weighted assets).	$ 703,823	11.5 %	$ 274,838	4.5 %	$ 396,989	6.5 %	2.5 %
Tier 1 capital (to risk-weighted assets)	$ 703,823	11.5 %	$ 366,451	6.0 %	$ 488,601	8.0 %	2.5 %
Total capital (to risk-weighted assets)	$ 762,969	12.5 %	$ 488,601	8.0 %	$ 610,752	10.0 %	2.5 %

NOTE 17 — EARNINGS PER COMMON SHARE

The Company uses the two-class method in the calculation of basic and diluted earnings per share. Under the two-class method, earnings available to common stockholders for the period are allocated between common stockholders and participating securities according to dividends declared (or accumulated) and participation rights in undistributed earnings. The factors used in the earnings per share calculation are as follows (in thousands, except per share data):

	Year Ended December 31,		
	2024	**2023**	**2022**
Basic			
Net income per consolidated statements of income	$ 66,686	$ 77,268	$ 59,425
Less: Earnings allocated to participating securities	—	(365)	(141)
Net income available to common stockholders	$ 66,686	$ 76,903	$ 59,284
Weighted average common shares outstanding including participating securities	11,179,074	11,112,572	10,955,077
Less: Weighted average participating securities	—	(52,462)	(26,056)
Weighted average common shares outstanding	11,179,074	11,060,110	10,929,021
Basic earnings per common share	$ 5.97	$ 6.95	5.42
Diluted			
Net income allocated to common stockholders	$ 66,686	$ 76,903	$ 59,284
Weighted average common shares outstanding for basic earnings per common share	11,179,074	11,060,110	10,929,021
Add: Dilutive effects of assumed exercise of stock options	N/A	N/A	170,648
Add: Dilutive effects of assumed vesting of performance based restricted stock	—	69,790	56,711
Add: Dilutive effects of assumed vesting of restricted stock units	76,149	—	43,804
Average shares and dilutive potential common shares	11,255,223	11,129,900	11,200,184
Dilutive earnings per common share	$ 5.93	$ 6.91	$ 5.29

For the year ended December 31, 2024, 42,735 of performance based restricted stock units were not considered in the calculation of diluted earnings per share as their inclusion would be anti-dilutive. For the year ended December 31, 2023, 248,234 of restricted stock units were not considered in the calculation of diluted earnings per share as their inclusion would be anti-dilutive. All stock options, performance based restricted stock units and restrictive stock units were considered in computing diluted earnings per common share for the years ended December 31, 2022.

NOTE 18 — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the tax effects allocated to each component of Other Comprehensive Income (Loss) (in thousands):

	Year ended December 31,								
	2024			**2023**			**2022**		
	Before Tax	**Tax Effect**	**After Tax**	**Before Tax**	**Tax Effect**	**After Tax**	**Before Tax**	**Tax Effect**	**After Tax**
Unrealized gain (loss) arising on AFS securities									
Unrealized gain (loss) arising during the period	$ 789	$ 565	$ 1,354	$ 11,135	$ (3,986)	$ 7,149	$ (76,934)	$ 23,353	$ (53,581)
Unrealized gain (loss) arising on cash flow hedges									
Unrealized gain (loss) arising during the period	$ 2,730	$ (808)	$ 1,922	$ (3,350)	$ 933	$ (2,417)	$ 11,704	$ (3,567)	$ 8,137
Reclassification adjustment for gain included in net income	(5,013)	1,539	(3,474)	(4,864)	1,494	(3,370)	(1,949)	599	(1,350)
Net Change	(2,283)	731	(1,552)	(8,214)	2,427	(5,787)	9,755	(2,968)	6,787
Total other comprehensive income (loss)	$ (1,494)	$ 1,296	$ (198)	$ 2,921	$ (1,559)	$ 1,362	$ (67,179)	$ 20,385	$ (46,794)

The following table presents the after-tax changes in the balances of each component of Accumulated Other Comprehensive Income (Loss) at the dates indicated (in thousands):

	AFS Securities	Cash Flow Hedge	Total Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2024	$ (54,685)	$ 1,749	$ (52,936)
Other comprehensive income (loss) arising during the period, net of tax	1,354	(1,552)	(198)
Balance at December 31, 2024	$ (53,331)	$ 197	$ (53,134)
Balance at January 1, 2023	$ (61,834)	$ 7,536	$ (54,298)
Other comprehensive income (loss) arising during the period, net of tax	7,149	(5,787)	1,362
Balance at December 31, 2023	$ (54,685)	$ 1,749	$ (52,936)
Balance at January 1, 2022	$ (8,253)	$ 749	$ (7,504)
Other comprehensive income (loss)arising during the period, net of tax	(53,581)	6,787	(46,794)
Balance at December 31, 2022	$ (61,834)	$ 7,536	$ (54,298)

There were no proceeds from sales and calls of securities during the years ended December 31, 2024, 2023 and 2022. The following table shows the amounts reclassified out of each component of accumulated other comprehensive income for the realized gain on the sale of securities and the realized gain on derivative cash flow hedges (in thousands):

	Year Ended December 31,			Affected line item in the Consolidated Statements of Operations
	2024	2023	2022	
Realized gain on sale of AFS securities.........	$ —	$ —	$ —	Gain on Sale of Securities
Income tax (expense) benefit................	—	—	—	Income tax expense
Total reclassifications, net of income tax	$ —	$ —	$ —	
Realized gain (loss) on derivative cash flow hedges..................................	$ 5,013	$ 4,864	$ 1,949	Licensing fees
Income tax (expense) benefit...............	(1,539)	(1,494)	(599)	Income tax expense
Total reclassifications, net of income tax	$ 3,474	$ 3,370	$ 1,350	

NOTE 19 — REVENUE FROM CONTRACTS WITH CUSTOMERS

All of the Company's revenue from contracts with customers that are in the scope of ASC 606, Revenue from Contracts with Customers are recognized in non-interest income. The following table presents the Company's revenue from contracts with customers (in thousands):

	Year ended December 31,		
	2024	2023	2022
Service charges on deposit accounts	$ 8,269	$ 6,071	$ 5,747
Global Payments Group revenue	13,355	19,005	19,341
Other service charges and fees............................	2,312	2,804	1,763
Total	$ 23,936	$ 27,880	$ 26,851

A description of the Company's revenue streams accounted for under the accounting guidance follows:

Service charges on deposit accounts

The Company offers business and personal retail products and services, which include, but are not limited to, online banking, mobile banking, Automated Clearing House ("ACH") transactions, and remote deposit capture. A standard deposit contract exists between the Company and all deposit customers. The Company earns fees from its deposit customers for transaction-based services (such as ATM use fees, stop payment charges, statement rendering, and ACH fees), account maintenance, and overdraft services. Transaction-based fees are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer's account balance.

Global payment group revenue

During 2024, the Company exited the GPG BaaS business, and only residual operational tasks remain to be completed. The Company offered corporate cash management and retail banking services and, through its global payments business, provided services to non-bank financial service companies. The Company earned initial set-up fees for these programs as well as fees for transactions processed. The Company received transaction data at the end of each month for services rendered, at which time revenue was recognized. Additionally, service charges specific to GPG customers' deposits were recognized within GPG revenue.

Other service charges

The primary component of other service charges relates to letter of credit fees and FX conversion fees. The Company outsources FX conversion for foreign currency transactions to correspondent banks. The Company earns a portion of an FX conversion fee that the customer is charged to process an FX conversion transaction. Revenue is recognized at the end of the month once the customer has remitted the transaction information to the Company.

NOTE 20 — DERIVATIVES

On occasion, the Company enters into derivative contracts as a part of its asset liability management strategy to help manage its interest rate risk position. At December 31, 2024, these derivatives had a notional amount of $550.0 million and contractual maturities ranging from August 1, 2025 to March 23, 2026. The notional amount of the derivatives does not represent the amount exchanged by the parties. The derivatives were designated as cash flow hedges of certain deposit liabilities and borrowings of the Company. The hedges were determined to be highly effective during the year ended December 31, 2024. The Company expects the hedges to remain highly effective during the remaining term of the derivatives.

In addition, the Company periodically enters into certain commercial loan interest rate swap agreements to provide commercial loan customers the ability to convert loans from variable to fixed interest rates. Under these agreements, the Company enters into a variable-rate loan agreement with a customer in addition to a swap agreement. This swap agreement effectively converts the customer's variable rate loan into a fixed rate loan. The Company then enters into a corresponding swap agreement with a third party to offset its exposure on the variable and fixed components of the customer agreement. As the interest rate swap agreements with the customers and third parties are not designated as hedges, the instruments are marked to market in earnings. At December 31, 2024, these interest rate swaps have a notional amount of $69.0 million and a contractual maturity of August 15, 2028.

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables reflect the derivatives recorded on the balance sheet (in thousands):

	Notional Amount	Fair Value Other Assets	Fair Value Other Liabilities
At December 31, 2024			
Derivatives designated as hedges:			
Interest rate swaps related to client deposits and borrowings	$ 550,000	$ 585	$ 1,205
Derivatives not designated as hedges:			
Interest rate swaps.	$ 69,000	$ 334	$ 334
At December 31, 2023			
Derivatives designated as hedges:			
Interest rate swaps related to client deposits and borrowings	$ 700,000	$ 1,530	$ 4,880
Derivatives not designated as hedges:			
Interest rate swaps.	$ 69,000	$ 1,157	$ 1,157

NOTE 21 — PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for the Company (parent company only) is as follows (in thousands):

Condensed Statements of Financial Condition

| | At December 31, | |
	2024	2023
Assets		
Cash and due from banks	$ 16,820	$ 16,946
Loans, net of allowance for credit losses	—	—
Investments	620	620
Investment in subsidiary bank, at equity	731,705	660,620
Other assets	1,960	2,007
Total assets	751,105	680,193
Liabilities and Stockholders' Equity		
Trust preferred securities	20,620	20,620
Other liabilities	658	552
Total liabilities	21,278	21,172
Stockholders' Equity		
Common stock	112	111
Surplus	400,188	395,871
Retained earnings	382,661	315,975
Accumulated other comprehensive income (loss), net of tax	(53,134)	(52,936)
Total equity	729,827	659,021
Total liabilities and stockholders' equity	$ 751,105	$ 680,193

Condensed Statements of Operations

	Year Ended December 31,		
	2024	**2023**	**2022**
Income			
Loans	$ —	$ 3	$ 9
Securities and money market funds	46	46	25
Total interest income	46	49	34
Interest expense			
Trust preferred securities	1,534	1,514	823
Subordinated debt	—	—	605
Total interest expense	1,534	1,514	1,428
Net interest expense	(1,488)	(1,465)	(1,394)
Provision for credit losses	—	4	—
Net interest expense after provision for credit losses	(1,488)	(1,461)	(1,394)
Other expense	5,106	5,227	2,767
Loss before undistributed earnings of subsidiary bank	(6,594)	(6,688)	(4,161)
Equity in undistributed earnings of subsidiary bank	71,284	82,101	62,357
Income before income tax benefit	64,690	75,413	58,196
Income tax benefit	1,996	1,855	1,229
Net income	$ 66,686	$ 77,268	$ 59,425
Comprehensive income	$ 66,488	$ 78,630	$ 12,631

Condensed Statement of Cash Flows

	Year Ended December 31,		
	2024	2023	2022
Cash Flows From Operating Activities			
Net income.	$ 66,686	$ 77,268	$ 59,425
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Undistributed earnings of subsidiary bank	(71,284)	(82,101)	(62,357)
Cash dividend from subsidiary bank	—	5,000	—
Other operating adjustments	9,054	9,697	6,351
Net cash provided by (used in) operating activities.	4,456	9,864	3,419
Cash Flows From Investing Activities			
Proceeds from loan payments.	—	776	—
Net cash provided by (used in) investing activities	—	776	—
Cash Flows From Financing Activities			
Redemption of common stock for tax withholdings for restricted stock vesting	(4,582)	(3,170)	(1,559)
Redemption of subordinated notes.	—	—	(24,712)
Proceeds from issuance of common stock, net	—	—	—
Net cash provided by (used in) financing activities.	(4,582)	(3,170)	(26,271)
Increase (decrease) in cash and cash equivalents	(126)	7,470	(22,852)
Cash and cash equivalents, beginning of year.	16,946	9,476	32,328
Cash and cash equivalents, end of year	$ 16,820	$ 16,946	$ 9,476

Directors & Officers

Board of Directors

William Reinhardt
Chairman of the Board
Metropolitan Bank Holding Corp.
Senior Director
Alvarez & Marsal

Mark R. DeFazio
Founder, President and CEO
Metropolitan Bank Holding Corp.

Anthony J. Fabiano
*Former Executive Vice President
and Chief Financial Officer*
Metropolitan Commercial Bank

Dale C. Fredston
*Former Executive Vice President
and General Counsel*
Sterling National Bank
and Sterling Bancorp

David J. Gold
Partner
AdvisIRy Partners Group LLC

Harvey M. Gutman
President and Founder
Brookside Advisors, LLC

Terence J. Mitchell
*Former Executive Vice President
and Chief Retail Officer*
Dime Community Bank

Chaya Pamula
*Co-founder, Founder,
President and CEO*
Pam Ten Inc.
Founder
SHETEK and SOFKIN

Robert C. Patent
President
Colby Capital Corporation

Maria Fiorini Ramirez
President, CEO and Founder
Maria Fiorini Ramirez, Inc.

Katrina Robinson
CEO, Cone Marshall Group
CEO, Teton Trust Company LLC

George J. Wolf Jr.
Former Managing Director
Aon Risk Solutions

Executive Officers

Mark R. DeFazio
Founder, President and CEO

Dixiana M. Berrios
*Executive Vice President
and Chief Operating Officer*

Laura Capra
*Executive Vice President
and Head of Retail Banking*

Daniel F. Dougherty
*Executive Vice President
and Chief Financial Officer*

Frederik F. Erikson
*Executive Vice President
and General Counsel*

Scott Lublin
*Executive Vice President
and Chief Lending Officer*

Nick Rosenberg
*Executive Vice President
and Chief Business
Development Officer*

Gregory Gaare
*Senior Vice President
and Chief Risk Officer*

Norman Scott
*Senior Vice President
and Chief Credit Officer*

Corporate Information

Annual Meeting
The Annual Meeting of Stockholders will be held on May 28, 2025 at 9:00 a.m., Eastern Time in a virtual format only.

Stock Listing
The common stock of Metropolitan Bank Holding Corp. is listed on the New York Stock Exchange (NYSE) and trades under the ticker symbol "MCB."

Investor Relations
99 Park Avenue
12th Floor
New York, NY 10016
212 365-6721
IR@MCBankNY.com

Transfer Agent
Computershare
If you have any questions concerning your stockholder account, please contact our transfer agent, Computershare.

P.O. Box 43006
Providence, RI
02940-3006
888 785-7674
web.queries@computershare.com

Investor and Corporate Governance Information
Any stockholder may obtain a copy of the Company's Annual Report on Form 10-K through our corporate website, by clicking the Investor Relations tab and selecting "SEC Filings" under the "Filings & Financials" tab. You may also call or write to the Investor Relations contact provided here.

Corporate Headquarters
99 Park Avenue
12th Floor
New York, NY 10016
212 659-0600
MCBankNY.com

Banking Centers
Manhattan
99 Park Avenue
New York, NY 10016
212 365-6700

16 West 46th Street
New York, NY 10036
212 938-0770

1431 Broadway
New York, NY 10018
212 643-6981

1270 Lexington Avenue
New York, NY 10028
646 930-3386

Boro Park, Brooklyn
5102 13th Avenue
Brooklyn, NY 11219
718 851-2105

Great Neck, Long Island
111 Great Neck Road
Great Neck, NY 11021
516 441-5232

Miami Office
Miami, Florida
1111 Brickell Avenue
Suite 1860
Miami, FL 33131

 

Since 1999

Metropolitan Bank Holding Corp.
99 Park Avenue
12th Floor
New York, NY 10016

MCBankNY.com